Form 40-F
period 2011-08-31
TASMAN METALS LTD.
filed 2011-12-28
CIK 1474547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

[  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2011	Commission File Number 001-35307

Tasman Metals Ltd.
 (Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

#1305 - 1090 West Georgia Street
 Vancouver, British Columbia, V6E 3V7
 (604) 685-9316
 (Address and telephone number of Registrant’s principal executive offices)

Fay M. Matsukage, Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300, Denver, Colorado 80203
(303) 777-3737
 (Name, address (including zip code) and telephone number
 (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock, no par value	NYSE Amex, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  58,480,289

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.Yes [  ] 82-_____No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes    [  ] No

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking information within the meaning of applicable securities laws.  We use words such as “may,” “should,” “anticipate,” “plan,” “expect,” “believe,” “estimate” and similar terminology to identify forward-looking information.  It is based on assumptions, estimates, opinions and analysis made by management in light of its experience, current conditions and its expectations of future developments as well as other factors which it believes to be reasonable and relevant.  Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied in the forward-looking statements and accordingly, readers should not place undue reliance on those statements.  Risks and uncertainties that may cause actual results to vary include but are not limited to the speculative nature of mineral exploration and development, including the uncertainty of reserve and resource estimates; operational and technical difficulties; the availability to the Company of suitable financing alternatives; fluctuations in gold and other resource prices; changes to and compliance with applicable laws and regulations, including environmental laws and obtaining requisite permits; political, economic and other risks arising from our European activities; fluctuations in foreign exchange rates; as well as other risks and uncertainties which are more fully described in our annual and quarterly Management’s Discussion and Analysis and in other filings made by us with Canadian securities regulatory authorities and available at www.sedar.com.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  We prepare our financial statements, which are filed with this annual report in accordance with Canadian generally accepted accounting principles (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of our audited financial statements.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY DISCLOSURE

All currency amounts in this annual report are stated in Canadian dollars unless otherwise indicated.

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended August 31, 2011, is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended August 31, 2011, 2010 and 2009, including the report of the independent auditor with respect thereto, are filed as Exhibit 99.2  and incorporated by reference in this annual report on Form 40-F. For a reconciliation of important differences between Canadian and United States GAAP, see Note 17 to the Company’s audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the principal executive officer and principal financial officer, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a–15(e) under the Exchange Act. Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that, as of the end the period covered by this report, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission (the “Commission”) for newly public companies.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended August 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended

August 31, 2011 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the Amex Company Guide. During the Company’s fiscal year ended August 31, 2011, the Company’s Audit Committee was composed of Messrs. DeMare, Henstridge and Atkinson.  In connection with the Company’s listing on the NYSE Amex Exchange, Mr. DeMare resigned as a member of the Audit Committee and Mr. Gillyeard Leathley was appointed as a member.

Section 803B(2)(a) of the AMEX Company Guide provides that “[e]ach listed issuer must have . . . an audit committee of at least three members, each of whom . . . satisfies the independence standards specified in Section 803A and Rule 10A-3 under the Securities Act of 1934.”

Currently, the Company’s audit committee consists of David Henstridge, Gillyeard Leathley and Robert Atkinson.  Messrs. Leathley and Atkinson are considered independent under Section 803A of the AMEX Company Guide and Messrs. Henstridge, Leathley and Atkinson are considered independent under Rule 10A-3 of the SEC.

Mr. Henstridge is deemed not to be independent under Section 803A(2)(e) of the AMEX Company Guide, which provides that a director is not considered independent if the director is employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer’s executive officers served on the compensation committee of such other entity.

Mr. Henstridge is the President and CEO of Tumi Resources Limited (“Tumi”) and the President, CEO and CFO of Tasex Capital Limited (“Tasex”).  Nick DeMare, the CFO and a director of the Company, is also a director and the CFO of Tumi and a director of Tasex.  Neither Tumi nor Tasex have formal compensation committees; therefore, the full board (of which Mr. DeMare is a member for both companies) is deemed to be the compensation committee of those entities.  Since Tumi and Tasex do not have formal compensation committees and Mr. DeMare is a member of the board of directors of both companies, Mr. Henstridge is deemed not to be independent under Section 803A(2)(e).

Although Mr. Henstridge, is not considered to be independent under Section 803A of the AMEX Company Guide, he continues to serve on the Audit Committee, pursuant to the “exceptional and limited circumstances” exemption provided for under Rule 803B(2)(b) of the AMEX Company Guide. The Board of Directors determined that Mr. Henstridge’s continued service on the Audit Committee is in the best interests of the Company and its shareholders since (i) Mr. Henstridge is independent under Rule 10A-3 of the SEC and (ii) Mr. Leathley was recently appointed as an additional member of the Board of Directors and the Company is only allowed to add one director to the board between shareholder meetings.

At this time, Mr. Henstridge is not a member of any other board committees.

All of the members of the Audit Committee are financially literate.

The Audit Committee’s charter sets out its responsibilities and duties and requirements for the composition of the committee, committee meetings and the Committee’s funding and hiring of advisors.  A copy of the current charter is filed as Exhibit 99.4 and incorporated by reference in this annual report on Form 40-F.

Audit Committee Financial Expert

The Company’s Board of Directors has determined that Mr. Atkinson qualifies as an “audit committee financial expert” and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the Amex Company Guide.

Mr. Atkinson qualifies as an “audit committee financial expert” and is financially sophisticated, as a result of his education and extensive experience in the investment industry, including being a member of the audit committee of various companies.  Mr. Atkinson is considered to be “independent” as determined und Rule 10A-3 of the Exchange Act and Section 803A of the AMEX Company Guide.

CODE OF ETHICS

During the fiscal year ended August 31, 2011, the Company did not have a code of ethics that applied to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  The Company had not previously adopted a code of ethics because it was not previously required to have a code of ethics.  On September 23, 2011, in connection with the Company’s application for listing on the NYSE Amex, the Company adopted a written code of ethics for its directors and officers entitled “Code of Business Conduct and Ethics” (the “Code”). The Code includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers. A copy of the Code is filed as Exhibit 99.5 to this annual report on Form 40-F.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

D&H Group LLP, Chartered Accountants (“D&H Group”), serve as the independent auditors for the Company and have acted as the Company's independent auditor for the fiscal year ended August 31, 2011 and for the fiscal year ended August 31, 2010. The chart below sets forth the total amount billed to the Company by D&H Group for services performed with respect to these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)
Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2011	$54,203*	$5,667	$Nil	$Nil
August 31, 2010	$34,604	$7,702	$Nil	$8,603
*Estimated.

“Audit Fees” are the aggregate fees billed by D&H Group for the audits of the Company’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by D&H Group for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. This category includes, but is not limited to, fees billed for review of the Company’s interim financial statements.

“Tax Fees” are fees for professional services rendered by D&H Group for tax compliance, tax advice and tax planning.

“All Other Fees” include all fees charged by D&H Group for products or services other than those charged for “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. This category includes, but is not limited to, fees billed by D&H Group in connection with initial public offering prospectus, including due diligence and work on the pro forma compilation.

To the Company’s knowledge, no more than 50% of the hours expended on the D&H Group’s engagement to audit the Company’s financial statements for the fiscal year ended August 31, 2011, were attributed to work performed by persons other than D&H Group’s full time, permanent employees.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee is responsible for the selection of a firm of independent auditors, including the decision to retain any existing independent auditors, to be proposed for election as the independent auditors of the Company.

The Audit Committee also approves all audit, audit-related services, tax services and other services provided by the Company’s independent auditors. All audit and audit-related services and the fees and compensation related thereto, and any non-audit services and fees and other compensation related thereto must be reviewed and pre-approved by the Audit Committee.  Provided the pre-approval of a permitted non-audit service is presented to the Audit Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

In the fiscal year ended August 31, 2011, the Company did not pay any fees to D&H Group pursuant to the  de minimus exception set forth in paragraph (C)(7)(i)(C) of Rule 2-01 of Regulation S-X which provides a waiver of the pre-approval requirement for services other than audit, review or attest services in certain circumstances.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has no contractual obligations.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex under the trading symbol “TAS”. Section 110 of the Amex Company Guide permits the NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is as follows:

Shareholder Meeting Quorum Requirement: Under Section 123 of the AMEX Company Guide, the quorum requirement for meetings of an AMEX listed company is at least 33-1/3% of the shares issued and outstanding and entitled to vote at such meeting.   In addition, a company listed on the NYSE Amex is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Proxy Delivery Requirement: Under Section 705 of the AMEX Company Guide, the solicitation of proxies and delivery of proxy statements is required for all shareholder meetings and these proxies shall be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission (the “SEC”). Section 705 also provides that in lieu of proxy solicitations, shareholders of NYSE Amex listed companies may take action by written consent in compliance with applicable state and federal laws and rules, including Regulations 14A and 14C adopted by the SEC.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), and the equity securities of the Company are accordingly exempt from the provisions set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with the Business Corporations Act (British Columbia) (the “BCA”), applicable Canadian securities laws and the rules and policies of the TSX Venture Exchange.

Director Independence Requirements:  Sections 802A and 803A of the AMEX Company Guide require that an NYSE Amex listed company must have a sufficient number of independent directors on its board of directors, such that at least a majority of such directors are independent directors, as defined in Section 803A of the AMEX Company Guide (subject to certain exceptions set forth in the AMEX Company Guide).  Currently, the Company does not have a majority of independent directors. The TSX Venture

Exchange does not require a majority of the directors of the Company to be independent.  Additionally, the fact that a majority of the independent directors of the Company are not independent is not prohibited by the BCA nor applicable Canadian securities laws.  The Board of Directors has determined that Messrs. Atkinson and Leathley are independent pursuant to Section 803A of the AMEX Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE Amex corporate governance requirements on specific transactions under Section 110 of the Amex Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.tasmanmetals.com. Information contained on the Company’s website is not part of this annual report.

STOCK OPTION PLAN

In 2009, the Company adopted a rolling stock option plan (the “Plan”), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Plan was approved by the shareholders at a meeting held on September 8, 2009 and by the TSX-Venture Exchange (the “Exchange”) on November 2, 2009. In accordance with the policies of the Exchange, a rolling plan, which is the type of plan the Corporation has adopted, requires the approval of the shareholders of the Corporation on an annual basis. The shareholders ratified and approved the plan at the Company’s Annual General Meeting on March 11, 2011. The purpose of the Plan is to provide the Company with a share related mechanism to enable it to attract and retain qualified directors, officers, employees and consultants, promote a proprietary interest in the Company and its affiliates among its employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Company and its affiliates.

The Plan provides that it is solely within the discretion of the board of directors to determine who should receive options and in what amounts. The board of directors may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital, unless disinterested shareholders approval is obtained by the Company.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan:

(a) The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the board of directors in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

(b) The board of directors may not grant options to any one person which will exceed 5% of the issued and outstanding shares of the Company in any 12 month period, unless disinterested shareholder approval is obtained.

(c) Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the board of directors grants and announces the granting of the option.

(d) If the option holder ceases to be a director of the Company or ceases to be employed by the Company

(other than by reason of death or termination for cause), as the case may be, then the option granted shall expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by the Company, or for those holders engaged in providing investor relations services, the options granted shall expire within 30 days following the date that the option holder ceases to provide such investor relations services, unless the board of directors or committee of the board of directors, at its own discretion, extends the expiry of the option.

The Plan will be administered by the board of directors or by a committee of two or more directors who may be designated from time to time to serve as the committee for the Plan.  Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

Adjustments will be made in the exercise price and number of shares deliverable upon the exercise of the stock options in the event of certain corporate transactions, such as share recapitalization, subdivision or consolidation or if the outstanding common shares are changed into or exchanged for a different number of shares or into or for other securities of the Company or another entity, whether through an arrangement, amalgamation or other similar procedure or otherwise.

As of August 31, 2011, a total of 3,041,172 stock options, each option to purchase one common share, granted by the Company to its directors, officers, employees and consultants were outstanding as follows:

Expiry Date	Exercise Price (CDN$)	Number of Options Outstanding
May 31, 2012	0.10	69,672
October 22, 2012	0.25	1,175,000
January 25, 2013	0.10	75,000
March 5, 2013	0.60	50,000
December 24, 2013	2.78	146,500
January 6, 2014	3.45	915,000
January 17, 2014	3.84	100,000
July 15, 2014	4.22	200,000
August 9, 2014	2.72	200,000
August 9, 2014	3.20	50,000
August 22 2014	2.92	60,000

Total		3,041,172

As of September 1, 2010 and August 31, 2011, the number of unoptioned shares available for issuance under the Plan were 1,281,524 and 2,806,856, respectively.

During the fiscal year ended August 31, 2011, there were no changes in the exercise prices of outstanding options under the Plan, through cancellation, reissuance or otherwise, except price changes, if any, resulting from normal operation of anti-dilution provisions of the options.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X on March 30, 2011, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises. The Form F-X is incorporated herein by reference.

Any further change to the name or address of the agent for service of process of the Company shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Company.

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

The following documents, set forth in the Exhibits to this Form 40-F, are incorporated by reference in this annual report:

1.	Annual Information Form
2.	Audited Consolidated Financial Statements for the fiscal years ended August 31, 2011, 2010 and 2009
3.	Management’s Discussion and Analysis
4.	Audit Committee Charter

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

TASMAN METALS LTD.

Date: December 28, 2011	/s/ Mark Saxon
Mark Saxon
President and Chief Executive Officer

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form
99.2	Audited Consolidated Financial Statements for the fiscal years ended August 31, 2011, 2010 and 2009
99.3	Management’s Discussion and Analysis
99.4	Code of Business Conduct and Ethics
99.5	Audit Committee Charter

Consents

99.6	Consents of Geoffrey C. Reed, B App Sc
99.7	Consent of D&H Group LLP, Chartered Accountants

Other

99.8	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.9	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.10	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.11	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002