Form 40-F
period 2012-08-31
TASMAN METALS LTD.
filed 2012-11-29
CIK 1474547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 40-F

[  ]  Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2012	Commission File Number 001-35307

Tasman Metals Ltd.
 (Exact name of Registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

#1305 - 1090 West Georgia Street
 Vancouver, British Columbia, V6E 3V7
 (604) 685-9316
 (Address and telephone number of Registrant’s principal executive offices)

Fay M. Matsukage, Dill Dill Carr Stonbraker & Hutchings, P.C.
455 Sherman Street, Suite 300, Denver, Colorado 80203
(303) 777-3737
 (Name, address (including zip code) and telephone number
 (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock, no par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:
[X] Annual Information Form	[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:  As at August 31, 2012, 59,570,982 common shares were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [X] Yes    [  ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding twelve months (or for such shorter period that the Registrant was required to submit and post such files).    [  ] Yes    [  ] No

FORWARD LOOKING STATEMENTS

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

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  We prepare our financial statements, which are attached as Exhibit 99.2 to this annual report on Form 40-F,  in accordance with International Financial Reporting Standards (“IFRS”) and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to financial statements of United States companies.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”), which is attached as Exhibit 99.1 to this annual report on Form 40-F, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of November 20, 2012, which differ in certain material respects from the disclosure requirements of United States securities laws.

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of an economic analysis, except a preliminary economic assessment provided certain additional disclosure requirements are met.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces”

in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

ANNUAL INFORMATION FORM

The Company’s Annual Information Form for the fiscal year ended August 31, 2012, is attached as Exhibit 99.1 to this annual report and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended August 31, 2012 and 2011 including the report of the independent auditor with respect thereto, are attached as Exhibit 99.2 to this annual report and incorporated by reference in this annual report on Form 40-F.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s management’s discussion and analysis is attached as Exhibit 99.3 to this annual report and incorporated by reference in this annual report on Form 40-F.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as defined in Rules 13a-15(f) of the Exchange Act.  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the principal executive officer and principal financial officer, assessed the effectiveness of the Company’s internal control over financial reporting as of August 31, 2012.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its assessment, management has concluded that, as of August 31, 2012, the Company’s internal control over financial reporting was effective and no material weaknesses in the Company’s internal control over financial reporting were discovered.

Auditor’s Attestation Report

As an “emerging growth company,” the Company is exempted from the requirement to include an auditor attestation report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal control over financial reporting during its fiscal year ended August 31, 2012, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the fiscal year ended August 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

CORPORATE GOVERNANCE

The Company’s Board of Directors (the “Board”) is responsible for the Company’s corporate governance policies and has separately designated standing Corporate Governance, Compensation, Nominating and Audit Committees.  See “Audit Committee,” below, for information on the Company’s Audit Committee.

Sections 804 and 805 of the NYSE-MKT Company Guide require that the Nominating Committee and the Compensation Committee of a NYSE-MKT listed company must be comprised solely of independent directors; however, if each of the Nominating Committee and the Compensation Committee have at least three members, the NYSE-MKT will allow those committees to have one director who is not independent if the Board, under exceptional and limited circumstances, determines that membership on such committee by the individual is required by the best interests of the Company and its shareholders.

As of the date of this Annual Report, the Nominating, Corporate Governance and Compensation committees are comprised of three members: Gil Leathley, Robert G. Atkinson, and David Henstridge.  Messrs. Leathley and Atkinson, have previously been determined to be independent.  As discussed below under “Audit Committee,” Mr. Henstridge is deemed not to be independent under applicable NYSE-MKT requirements, but Mr. Henstridge is independent under Securities and Exchange Commission Rule 10A-3 under the United States Securities Exchange Act of 1934.  See “Audit Committee.” The Company has not identified another independent director to serve on the board at this time and, since David Henstridge is considered independent under the Rule 10A-3, the Board determined that Mr. Henstridge’s membership on the Compensation Committee and the Nominating Committee is required by the best interests of the Company and its shareholders; provided, however, that Mr. Henstridge may only serve for up to two years under this exemption and he may not act as the Chair of those committees.

Corporate Governance Committee

The Corporate Governance Committee is responsible for identifying and making recommendations to the Board as to the structure of the Board and the committees of the Board to be constituted from time to time and the structure of those committees, conduct annual reviews the Board of Directors Mandate and the Charter of each committee of the Board and make recommendations to the Board with respect thereto in order to ensure that all aspects of corporate governance of the Company and its management and the performance of the Company’s obligations to its shareholders, employees and members of the public are being effectively reviewed.  In addition, the Board will arrange for annual surveys of the Board to be conducted with respect to their views on the effectiveness of the Board, its committees and the directors and make recommendations to the Board regarding the position descriptions for the Chair of the Board of Directors and each Chair of a committee of the Board of Directors.

In connection with the continuous disclosure obligations of the Company, the Corporate Governance Committee is responsible for:

(a)
reviewing and approving any corporate governance report to be made in accordance with applicable securities laws and stock exchange regulations for inclusion in the Company’s management information circular, annual report and/or annual information form; and

(b)
reviewing and approving the Company’s disclosure of the Corporate Governance Committee Charter and any information regarding the Corporate Governance Committee and its activities, when required, in the Company’s annual information form, management information circular and/or annual report.

The Corporate Governance Committee is also responsible for monitoring and making recommendations with respect to the following matters:

(a)	shareholder and investor issues including the adoption of shareholders rights plans and related matters;

(b)	policies regarding management serving on outside boards;

(c)	retirement policy for directors based upon age, health or other considerations;

(d)	the Company’s charitable and political donation policies;

(e)	the Company’s Code of Business Conduct and Ethics and compliance therewith, including the granting of any waivers from the application of the Code;

(f)
the Company’s Stock Trading Policy and compliance therewith, including reviewing systems for ensuring that all directors and officers of the Company who are required to file insider reports pursuant to the Stock Trading Policy do so;

(g)	the Company’s Corporate Disclosure Policy and compliance therewith;

(h)
the retainer, subject to the Corporate Governance Committee’s approval and at the expense of the Company, of outside advisors for individual members of the Board in appropriate circumstances and the procedures relating thereto;

(i)	policies regarding director responsibilities;

(j)	policies regarding director access to management; and

(k)	policies regarding management succession.

Compensation Committee

The Compensation Committee is responsible for:

(a)	reviewing the Company’s overall compensation philosophy;

(b)	addressing matters related to compensation of the Chief Executive Officer (the “CEO”);

(c)	making recommendations to the Board with respect to non-CEO and director compensation, incentive-compensation plans and equity-based plans;

(d)	reviewing executive compensation disclosure before the Company publicly discloses this information; and

(e)	performing any other duties or responsibilities expressly delegated to the Compensation Committee by the Board from time-to-time relating to the Company’s compensation programs.

With respect to compensation of the CEO, the Compensation Committee is responsible for:

(a)	reviewing and approving corporate goals and objectives relevant to CEO compensation;

(b)	evaluating the CEO’s performance in light of those corporate goals and objectives; and

(c)	determining or making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation.

In determining the long-term incentive component of the compensation of the CEO, the Compensation Committee considers the Company’s performance and relative shareholder return, the value of similar incentive compensation given to CEO’s at comparable companies and the compensation given to the CEO in past years.

Nominating Committee

With respect to the director recruitment in general, the Nominating Committee is responsible for:

(a)
conducting an analysis of the collection of tangible and intangible skills and qualities necessary for an effective Board given the Company’s current operational and financial condition, the industry in which the Company operates and the strategic outlook of the Company;

(b)	periodically comparing the tangible and intangible skills and qualities of the existing Board members with the analysis of required skills and identifying opportunities for improvement; and

(c)	recommending, as required, changes to the selection criteria used by the Board to reflect the needs of the Board.

Nominees will be selected for qualities such as integrity, business judgment, independence, business or professional expertise, international experience, residency and familiarity with geographic regions relevant to the Company’s strategic priorities.

If the Company is legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of the Nominating Committee.

With respect to the identification of potential nominees, the Nominating Committee is responsible for:

(a)
identifying individuals qualified to become new Board members, including those recommended by security holders and others, and recommending to the Board the new director nominees for the next annual meeting of shareholders;

(b)	defining roles and expectations of Board members;

(c)	identifying and maintaining a list of potential directors that possess the qualifications established by the Nominating Committee; and

(d)	if applicable, or required by law or exchange policies, the Nominating Committee shall adopt an appropriate process for security holders to submit recommendations for candidates for the Board.

In making its recommendations to the Board, the Nominating Committee will consider:

(a)	the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(b)	the competencies and skills that the Board considers each existing director to possess; and

(c)	the competencies and skills each new nominee will bring to the boardroom.

With respect to membership qualifications, the Nominating Committee is responsible for monitoring director membership to ensure qualifications under applicable laws and exchange guidelines are maintained.

A copy of each of the Corporate Governance, Compensation and Nominating Committee Charters may be found on the Company’s website at www.tasmanmetals.com.

AUDIT COMMITTEE

Composition and Responsibilities

The Company’s Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE-MKT Company Guide. As of August 31, 2012, the Company’s Audit Committee was composed of Messrs. Leathley, Henstridge and Atkinson (Chair).

Section 803B(2)(a) of the NYSE-MKT Company Guide provides that “[e]ach issuer must have . . . an audit committee of at least three members, each of whom . . . satisfies the independence standards specified in Section 803A and Rule 10A-3 under the Securities Act of 1934.”

Messrs. Leathley and Atkinson are considered independent under Section 803A of the NYSE-MKT Company Guide and Messrs. Henstridge, Leathley and Atkinson are considered independent under Rule 10A-3 of the SEC.

Mr. Henstridge is deemed not to be independent under Section 803A(2)(e) of the NYSE-MKT Company Guide, which provides that a director is not considered independent if the director is employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer’s executive officers served on the compensation committee of such other entity.

Mr. Henstridge is the President and CEO of Tumi Resources Limited (“Tumi”).  Nick DeMare, the CFO and a director of the Company, is also a director and the CFO of Tumi.  Tumi does not have a formal compensation committee; therefore, the full board (of which Mr. DeMare is a member) is deemed to be the compensation committee of Tumi.  Since Tumi does not have a formal compensation committee and Mr. DeMare is a member of the board of directors of Tumi, Mr. Henstridge is deemed not to be independent under Section 803A(2)(e).

Although Mr. Henstridge, is not considered to be independent under Section 803A of the NYSE-MKT Company Guide, he serves on the Audit Committee, pursuant to the “exceptional and limited circumstances” exemption provided for under Rule 803B(2)(b) of the NYSE-MKT Company Guide. The Board determined that Mr. Henstridge’s service on the Audit Committee is in the best interests of the Company and its shareholders since Mr. Henstridge is independent under Rule 10A-3 of the SEC.

All of the members of the Audit Committee are financially literate.

The Audit Committee’s Charter sets out its responsibilities and duties and requirements for the composition of the Audit Committee, Audit Committee meetings and the Audit Committee’s funding and hiring of advisors.  A copy of the Audit Committee Charter is attached as Exhibit 99.4 to this annual report and incorporated by reference into this annual report.

Audit Committee Financial Expert

The Company’s Board has determined that Mr. Atkinson qualifies as an “audit committee financial expert” and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

Mr. Atkinson qualifies as an “audit committee financial expert” and is financially sophisticated, as a result of his education and extensive experience in the investment industry, including being a member of the audit committee of various companies.  Mr. Atkinson is considered to be “independent” as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE-MKT Company Guide.

CODE OF ETHICS

On September 23, 2011, the Company adopted a written code of ethics for its directors and officers entitled “Code of Business Conduct and Ethics” (the “Code”). The Code includes, among other things, written standards for the Corporation’s principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the Commission for a code of ethics applicable to such officers.  A copy of the Code is attached as Exhibit 99.5 to this annual report.

The Company has not amended the Code since its adoption on September 23, 2011, and the Company did not grant any waivers from any provisions of the Code during the fiscal year ended August 31, 2012.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

D&H Group LLP, Chartered Accountants (“D&H”), serve as the independent auditors for the Company and have acted as the Company's independent auditor for the fiscal year ended August 31, 2012, and for the fiscal year ended August 31, 2011. The chart below sets forth the total amount billed to the Company by D&H for services performed with respect to these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)
Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2012	$42,000*	$6,347	$Nil	$Nil
August 31, 2011	$54,203	$5,667	$Nil	$Nil
   * Estimated

“Audit Fees” are the aggregate fees billed by D&H for the audits of the Company’s consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by D&H for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. This category includes, but is not limited to, fees billed for review of the Company’s interim financial statements.

To the Company’s knowledge, no more than 50% of the hours expended on the D&H’s engagement to audit the Company’s financial statements for the fiscal year ended August 31, 2012, were attributed to work performed by persons other than D&H’s full time, permanent employees.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES
PROVIDED BY INDEPENDENT AUDITORS

The Audit Committee is responsible for the selection of a firm of independent auditors, including the decision to retain any existing independent auditors, to be proposed for election as the independent auditors of the Company. The Audit Committee also approves all audit, audit-related services, tax services and other services provided by the Company’s independent auditors. All audit and audit-related services and the fees and compensation related thereto, and any non-audit services and fees and other compensation related thereto must be reviewed and pre-approved by the Audit Committee.  Provided the pre-approval of a permitted non-audit service is presented to the Audit Committee’s first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

In the fiscal year ended August 31, 2012, the Company did not pay any fees to D&H pursuant to the de minimus exception set forth in paragraph (C)(7)(i)(C) of Rule 2-01 of Regulation S-X which provides a waiver of the pre-approval requirement for services other than audit, review or attest services in certain circumstances.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s obligations and commitments to make future payments for the periods specified as of August 31, 2012:

Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase Obligations	$76,2001	$76,2001	None	None	None
Long-Term Debt Obligations	None	None	None	None	None
Capital (Finance) Lease Obligations	None	None	None	None	None
Operating Lease Obligations	None	None	None	None	None
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under IFRS.	None	None	None	None	None
Total	$76,2001	$76,2001	None	None	None

1. Amount is based on 60,000 shares to be issued to Magnus Minerals OY pursuant to a Purchase and Sale Agreement dated June 7, 2012, and the closing price of the Company’s common shares on the TSX Venture Exchange on November 23, 2012, which was $1.27.

MINE SAFETY DISCLOSURE

Not Applicable.

NYSE-MKT CORPORATE GOVERNANCE

The common shares of the Company are listed on the NYSE MKT Exchange.  Section 110 of the NYSE MKT Company Guide permits the Company to follow certain rules and regulations of its home jurisdiction instead of those of the NYSE MKT and grants exemptions from NYSE MKT listing criteria based on these considerations.

A description of the significant ways in which the Company's governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: Under Section 123 of the NYSE MKT Company Guide, the quorum requirement for meetings of an NYSE MKT listed company is at least 33 1/3% of the shares issued and outstanding and entitled to vote at such meeting.   In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Proxy Delivery Requirement: Under Section 705 of the NYSE MKT Company Guide, the solicitation of proxies and delivery of proxy statements is required for all shareholder meetings and these proxies shall be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission (the “SEC”). Section 705 also provides that in lieu of proxy solicitations, shareholders of NYSE MKT listed companies may take action by written consent in compliance with applicable state and federal laws and rules, including Regulations 14A and 14C adopted by the SEC.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”), and the equity securities of the Company are accordingly exempt from the provisions set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with the Business Corporations Act (British Columbia) (the “BCA”), applicable Canadian securities laws and the rules and policies of the TSX Venture Exchange (the “Exchange”).

Director Independence Requirements:  Sections 802A and 803A of the NYSE MKT Company Guide require that an NYSE MKT listed company must have a sufficient number of independent directors on its board of directors, such that at least a majority of such directors are independent directors, as defined in Section 803A of the NYSE MKT Company Guide (subject to certain exceptions set forth in the NYSE MKT Company Guide).  Currently, the Company does not have a majority of independent directors. The Exchange does not require a majority of the directors of the Company to be independent.  Additionally, the fact that a majority of the independent directors of the Company are not independent is not prohibited by the BCA nor applicable Canadian securities laws.  The Board has determined that Messrs. Atkinson and Leathley are independent pursuant to Section 803A of the NYSE MKT Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by the Company’s home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.tasmanmetals.com. Information contained on the Company’s website is not part of this annual report.

STOCK OPTION PLAN

In 2009, the Company adopted a rolling stock option plan (the “Plan”), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Plan was approved by the Exchange on November 2, 2009.  The Plan was last ratified and approved by the shareholders at a meeting held on March 7, 2012.  In accordance with the policies of the Exchange, a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Corporation on an annual basis.  The purpose of the Plan is to provide the Company with a share related mechanism to enable it to attract and retain qualified directors, officers, employees and consultants, promote a proprietary interest in the Company and its affiliates among its employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of the Company and its affiliates.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital, unless disinterested shareholders approval is obtained by the Company.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan:

(a) The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company’s shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

(b) The Board may not grant options to any one person which will exceed 5% of the issued and outstanding shares of the Company in any 12 month period, unless disinterested shareholder approval is obtained.

(c) Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option.

(d) If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death or termination for cause), as the case may be, then the option granted shall expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by the Company, or for those holders engaged in providing investor relations services, the options granted shall expire within 30 days following the date that the option holder ceases to provide such investor relations services, unless the Board or committee of the Board, at its own discretion, extends the expiry of the option.

The Plan will be administered by the Compensation Committee of the Board or such other committee as may be designated from time to time to serve as the committee for the Plan.  Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

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

As of August 31, 2012, a total of 5,181,500 stock options, each option to purchase one common share, granted by the Company to its directors, officers, employees and consultants were outstanding with exercise prices ranging from $0.10 to $4.22 per common share.

During the fiscal year ended August 31, 2012, there were no changes in the exercise prices of outstanding options and 10,000 stock options to purchase the equivalent number of common shares of the Company expired pursuant to the Plan.

Subsequent to fiscal 2012, the Company re-priced stock options previously granted to non-insiders of the Company (excluding stock options granted to investor relations consultants) to purchase an aggregate of up to 1,710,000 common shares of the Company, from original exercise prices ranging from $2.13 to $4.22 per common share, to $1.40 per common share.

As of the date of this annual report, the following stock options to purchase one common share of the Company, granted by the Company to its directors, officers, employees and consultants were outstanding:

Expiry Date	Exercise Price (CDN$)	Number of Options Outstanding
January 25, 2013	0.10	75,000
March 5, 2013	0.60	50,000
December 24, 2013	1.40	96,500
January 6, 2014	1.40	665,000
January 6, 2014	3.45	250,000
January 17, 2014	3.84	90,000
July 15, 2014	4.22	100,000
July 15, 2014	1.40	100,000
August 9, 2014	1.40	200,000
August 9, 2014	3.20	50,000
August 22 2014	1.40	60,000
September 13, 2014	3.37	100,000
December 6, 2014	1.40	285,000
January 9, 2015	2.70	700,000
January 9, 2015	2.13	485,000
January 9, 2015	1.40	250,000
February 27, 2015	1.40	50,000
May 3, 2015	1.87	200,000
September 13, 2015	1.40	50,000
October 31, 2015	1.44	25,000
Total		3,881,500

As of September 1, 2011, and August 31, 2012, the number of unoptioned shares available for issuance under the Plan were 2,806,856 and 775,598, respectively.

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

DOCUMENTS FILED AS PART OF THIS ANNUAL REPORT

The following documents, set forth in the Exhibits to this Form 40-F, are incorporated by reference in this annual report:

1.	Annual Information Form of the Company for the year ended August 31, 2012
2.	Audited Consolidated Financial Statements for the years ended August 31, 2012 and 2011
3.	Management’s Discussion and Analysis
4.	Audit Committee Charter

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

TASMAN METALS LTD.

/s/ Mark Saxon
Mark Saxon
President and Chief Executive Officer
Date: November 29, 2012

EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this annual report on Form 40-F.

Exhibit	Description

99.1	Annual Information Form of the Company for the year ended August 31, 2012
99.2	Audited Consolidated Financial Statements for the fiscal years ended August 31, 2012, and 2011
99.3	Management’s Discussion and Analysis
99.4	Audit Committee Charter (1)
99.5	Code of Business Conduct and Ethics (2)

Consents

99.6	Consent of Geoffrey C. Reed, B App Sc
99.7	Consent of Craig F. Horlacher
99.8	Consent of Paul A. Gates
99.9	Consent of D&H Group LLP, Chartered Accountants
99.10	Consent of Runge Inc. d.b.a. Pinock, Allen and Holt
99.11	Consent of John Litz and J.E. Litz and Associates, LLC

Other

99.12	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.13	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
99.14	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.15	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to Exhibit 99.5 in the Company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on December 28, 2011.

(2) Incorporated by reference to Exhibit 99.4 in the Company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on December 28, 2011.