Form 20-F
period 2013-08-31
TASMAN METALS LTD.
filed 2013-11-27
CIK 1474547

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

 (Mark One)

[     ]        Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
[ X ]        Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2013
or
[     ]        Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ________________ to ________________
or
[     ]        Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report _________________

Commission file number: 001-35307

Tasman Metals Ltd.
(Exact name of Registrant as specified in its charter)

Tasman Metals Ltd.
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

#1305 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7
(Address of principal executive offices)

Nick DeMare, Chief Financial Officer, (604) 685-9316, (604) 683-1585,
ndemare@chasemgt.com,
#1305 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Stock, no par value	NYSE MKT LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐Yes                      ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑Yes                      ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).
☐Yes                      ☐No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☐ Item 17 ☐ Item 18

General Information:

Unless otherwise indicated, all references herein are to Canadian dollars.  References to US$ refer to United States dollars and references to SEK refer to Swedish Krona.

As used within this annual report, unless the context indicates otherwise, the terms “Tasman,” “we,” “us” or “our” refers to Tasman Metals Ltd. and our subsidiaries.

Glossary

NI 43-101 & Canadian Institute of Mining, Metallurgy and Petroleum Definitions

Mineral Reserve
The term “Mineral Reserve” refers to the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve
The term “Proven Mineral Reserve” refers to the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve
The term “Probable Mineral Reserve” refers to the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Resource
The term “Mineral Resource” refers to a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, rare earth elements and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource
The term “Measured Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource
The term “Indicated Mineral Resource” refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
The term “Inferred Mineral Resource” refers to that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person(1)
The term “Qualified Person” refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report and is a member in good standing of a professional association.

SEC Industry Guide 7 Definitions

Reserve
The term “Reserve” refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study(2) done to bankable standards that demonstrates the economic extraction. (“bankable standards” implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Proven (Measured) Reserve
The term “Proven (Measured) Reserve” refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well-defined that size, shape depth and mineral content of reserves are well-established.

Probable (Indicated) Reserve
The term “Probable (Indicated) Reserve” refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineralized Material(3)	The term “Mineralized Material” refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Non-Reserves	The term “Non-Reserves” refers to mineralized material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Exploration Stage	An “Exploration Stage” prospect is one which is not in either the development or production stage.

Development Stage
A “Development Stage” project is one which is undergoing preparation of an established commercially mineable deposit for ore extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Production Stage	A “Production Stage” project is actively engaged in the process of extraction and beneficiation of Mineral Reserves to produce a marketable metal or mineral product.

(1)	Industry Guide 7 does not require designation of Qualified Person.

(2)
For Industry Guide 7 purposes, the feasibility study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

(3)	This category is substantially equivalent to the combined categories of Measured Mineral Resource and Indicated Mineral Resource specified in NI 43-101.

Additional Definitions

assay - a measure of the valuable mineral content.

bastnasite -  a mixed-lanthanide fluoro-carbonate mineral (Ln F CO3) that currently provides the bulk of the world's supply of the light REEs. Bastnasite and monazite are the two most common sources of cerium and other REEs. Bastnasite is found in carbonatites, igneous carbonate rocks that melt at unusually low temperatures.

cerium (“Ce”) - a soft, silvery, ductile metal which easily oxidizes in air. Cerium is the most abundant of the REEs, and is found in a number of minerals, including monazite and bastnasite. Cerium has two relatively stable oxidation states, enabling both the storage of oxygen and its widespread use in catalytic converters. Cerium is also widely used in glass polish.

concentrate - a mineral processing product that generally describes the material that is produced after crushing and grinding ore, effecting significant separation of gangue (waste) minerals from the desired metal and/or metal minerals, and discarding the waste minerals. The resulting "concentrate" of minerals typically has an order of magnitude higher content of minerals than the beginning ore material.

critical rare earth elements (“CREE”) - we consider CREEs to include Y and the rare earth elements of Nd, Pr, Eu, Tb and Dy which we believe are projected to have the greatest future demand, price growth and supply risk.

cut-off grade - when determining economically viable Mineral Reserves, the lowest grade of mineralized material that qualifies as ore, i.e. that can be mined and processed at a profit.

definitive feasibility study (“DFS”) - a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

dysprosium (“Dy”) - a soft metallic element of the lanthanide series.  Dy has a high melting point and absorbs neutrons well and is therefore used to help control nuclear reactions and is also used in laser materials and as a neutron absorber in nuclear control rods.

erbium (“Er”) - is a soft, malleable, lustrous, silvery metal. It is very stable in air, it reacts very slowly with oxygen and water and dissolves in acids. Its salts are rose colored and it has a sharp adsorption spectra in visible, ultraviolet and infrared light.  Some erbium is added to alloys with metals such as vanadium because it lowers their hardness, making them more workable. Due to its adsorption of infrared light, erbium is added to the glass of special safety spectacles for workers, such as welders and glass-blowers. It is used as a photographic filter as well, and to dope optical fibers at regular intervals to amplify signals. Finally, due to its pink color, erbium is sometimes used as a glass and porcelain enamel glaze colorant.

europium (“Eu”) - a very rare metallic element that is the softest member of the lanthanide series. It is used in making color television tubes and lasers and as a neutron absorber in nuclear research.  It is desirable due to its photon emission. Excitation of the europium atom, by absorption of electrons or by ultraviolet radiation, results in changes in energy levels that create a visible emission. Almost all practical uses of europium utilize this luminescent behavior.

fault - a surface or zone of rock fracture along which there has been displacement.

formation - a distinct layer of sedimentary rock of similar composition.

gadolinium (“Gd”) - is a malleable, ductile metallic element of the lanthanide series that has seven natural isotopes and 11 artificial isotopes. Two of the natural isotopes, Gd 155 and Gd 157, are the best known neutron absorbers. Gd is used to improve the heat and corrosion resistance of iron, chromium, and various alloys and in medicine as a contrast medium for magnetic resonance imaging and as a radioisotope in bone mineral analysis.

geochemical - the distribution and amounts of the chemical elements in minerals, ores, rocks, solids, water, and the atmosphere.

geophysical - the mechanical, electrical, gravitational and magnetic properties of the earth's crust.

geophysical surveys - a survey method used primarily in the mining industry as an exploration tool, applying the methods of physics and engineering to the earth's surface.

grade - quantity of metal per unit weight of host rock.

heavy rare earth elements (“HREEs”) - defined as the elements Tb, Dy, Ho, Er, Tm, Yb, Lu and Y.

heavy rare earth oxides (“HREO”) – includes the oxides: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

holmium (“Ho”) - is a melleable, soft, lustrous metal with a silvery colour, belonging to the lantanides series of the periodic chart of elements. It is slowly attacked by oxygen and water and dissolves in acids. It is stable in dry air at room temperature.  Holmium alloys are used as a magnetic flux concentrator to create the strongest artificially-generated magnetic fields. It is also used in nuclear reactors for nuclear control rods. Holmium oxide is used as yellow gas colouring.

host rock - the rock in which a mineral or an ore body may be contained.

Iron (“Fe”) - is a ductile, gray, relatively soft metal and is a moderately good conductor of heat and electricity. It is attracted by magnets and can be readily magnetized.  The pure metal is chemically very reactive and rusts readily in moist air, forming red-brown oxides. There are three allotropic forms of iron, known as alpha, gamma, and delta. Alpha iron, also known as ferrite, is the stable form of iron at normal temperatures.

lanthanum (“La”) - the first member of the Lanthanide series. Lanthanum is a strategically important rare earth element due to its use in fluid bed cracking catalysts and FCCs, which are used in the production of transportation and aircraft fuel. Lanthanum is also used in fuel cells and batteries.

lead ( “Pb” ) - is a bluish-gray, soft, dense metal that has a bright luster when freshly cut. It tarnishes slowly in moist air to form a dull gray coating. The metal is highly ductile and malleable. Lead is extremely resistant to corrosion and is a poor conductor of electricity.

life-of-mine - a term commonly used to refer to the likely term of a mining operation and normally determined by dividing the tonnes of Mineral Reserve by the annual rate of mining and processing.

light rare earth oxides (“LREO”) - includes the oxides La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3.

lutetium  (“Lu”) - pure metal lutetium has been isolated only in recent years and is one of the more difficult to prepare. It can be prepared by the reduction of anhydrous LuCl3 or LuF3 by an alkali or alkaline earth metal. The metal is silvery white and relatively stable in air. It is the hardest and the densest of the lanthanides. Lutetium is very expensive to obtain in useful quantities and therefore it has very few commercial uses. One commercial application has been as a pure beta emitter, using lutetium which has been exposed to neutron activation. A tiny amount of lutetium is added as a dopant to gadolinium gallim garnet (GGG), which is used in magnetic bubble memory devices.

mineral - a naturally occurring inorganic crystalline material having a definite chemical composition.

mineralization - a natural accumulation or concentration in rocks or soil of one or more potentially economic minerals, also the process by which minerals are introduced or concentrated in a rock.

monazite - a reddish-brown phosphate mineral. Monazite minerals are typically accompanied by concentrations of uranium and thorium. This has historically limited the processing of monazite, however this mineral is becoming more attractive because it typically has elevated concentrations of mid-to heavy rare earth elements.

National Instrument 43-101 (“NI 43-101”) - standards of disclosure for mineral projects prescribed by the Canadian Securities Administrators.

neodymium (“Nd”) - a metallic element of the lanthanide series, occurring principally in monazite.  Nd is a key constituent of NdFeB permanent magnets and an additive to capacitor dielectrics. NdFeB magnets maximize the power/weight ratio, and are found in a large variety of motors, generators, sensors and hard disk drives. Capacitors containing Nd are found in cellular telephones, computers and nearly all other electronic devices. A minor application of Nd is in lasers.

open pit - surface mining in which the ore is extracted from a pit or quarry, the geometry of the pit may vary with the characteristics of the ore body.

ore - mineral bearing rock that can be mined and treated profitably under current or immediately foreseeable economic conditions.

ore body - a mostly solid and fairly continuous mass of mineralization estimated to be economically mineable.

ore grade - the average weight of the valuable metal or mineral contained in a specific weight of ore, i.e. grams per tonne of ore.

oxide - rare earth bearing ore which results from the oxidation of near surface sulfide ore.

ppm - parts per million

preliminary economic assessment (“PEA”) - a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

praseodymium (“Pr”) - comprises about 4% of the lanthanide content of bastnasite and has a few specific applications, based mainly on its optical properties. It is a common coloring pigment, and is used in photographic filters, airport signal lenses, and welder's glasses. Because it chemically and magnetically is so similar to its neighbors neodymium and lanthanum, it is typically found in small amounts in applications where neodymium and lanthanum are popular, such as NdFeB magnets and catalysts. These latter applications are actually the largest uses for praseodymium because the magnet and catalyst markets are so large. Thus praseodymium plays an important role, in extending the availability of the more popular neodymium and lanthanum.

preliminary feasibility study or pre-feasibility study (“PFS”) - each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

rare earth element (“REE”) - a group of metallic elements with unique properties: chemical, catalytic, magnetic, metallurgical and phosphorescent.

rare earth oxide (“REO”) - the oxide form of rare earth elements.

RC (reverse circulation) drilling - a drilling method using a tri-cone bit, during which rock cuttings are pushed from the bottom of the drill hole to the surface through an outer tube, by liquid and/or air pressure moving through an inner tube.

recovery - the percentage of contained metal actually extracted from ore in the course of processing such ore.

samarium (“Sm”) - predominantly used to produce Sm cobalt magnets. Although these magnets are slightly less powerful than NdFeB magnets at room temperature, Sm cobalt magnets can be used over a wider range of temperatures and are less susceptible to corrosion.

sampling and analytical variance/precision - an estimate of the total error induced by sampling, sample preparation and analysis.

strike - the direction or trend that a structural surface, e.g. a bedding or fault plane, takes as it intersects the horizontal.

strip - to remove overburden in order to expose ore.

sulfide - a mineral including sulfur and iron as well as other elements; metallic sulfur-bearing mineral often associated with REE mineralization.

tailings - fine ground wet waste material produced from ore after economically recoverable metals or minerals have been extracted.

terbium (“Tb”) - is a soft, malleable, ductile, silver-gray metal member of the lanthanide group of the periodic table. It is reasonably stable in air, but it is slowly oxidised and it reacts with cold water. Terbium is rare and expensive, Some minor uses are in lasers, semiconductor devices, and phosphorous in colour television tubes. It is also used in solid-state devices and as a stabilizer of fuel cells which operate at high temperature.

thulium (“Tm”) - is a bright, soft, malleable, silvery-gray metal.It is a rare earth metal and is one of the least abundant.  The metal tarnishes slowly in dry air to form the oxide and reacts with water to form the hydroxide and hydrogen gas.  Tm3+ ions emit a strong blue luminescence when excited.  When present in compounds, thulium exists usually in the trivalent state, Tm3+. It forms compounds – mostly green in color – with oxygen and the halogens.  Radioactive isotope 170Tm is produced by bombarding thulium in a nuclear reactor. It has a half-life of 128 days and is used as a portable source of x-rays. Thulium is used to dope yttrium aluminum garnets (YAG) used in lasers.  Thulium is also used in alloys with other rare earth metals. Thulium is used in euro banknotes for its blue fluorescence under UV light to defeat counterfeiters.

total rare earth oxide (“TREO”) - refers to the sum total of REEs present in a deposit.

vein - a thin, sheet-like crosscutting body of hydrothermal mineralization, principally quartz.

ytterbium (“Yb”) - is a soft, malleable and rather ductile element that exhibits a bright silvery luster. A rare earth, the element is easily attacked and dissolved by mineral acids, slowly reacts with water, and oxidizes in air. The oxide forms a protective layer on the surface. Compounds of ytterbium are rare.Ytterbium is sometimes associated with yttrium or other related elements and is used in certain steels. Its metal could be used to help improve the grain refinement, strength, and other mechanical properties of stainless steel. Some ytterbium alloys have been used in dentistry. One ytterbium isotope has been used as a radiation source substitute for a portable X-ray machine when electricity was not available. Like other rare-earth elements, it can be used to dope phosphors, or for ceramic capacitors and other electronic devices, and it can even act as an industrial catalyst.

yttrium (“y”) - is a soft, silvery metal used in television screens to produce the colour red. It is also employed in superconductors. The largest use of yttrium is in the form of yttrium(Ill) oxide, which is used to produce phosphors which give the red colour in colour television tubes. It is also used in the making of microwave filters. Yttrium is often used as an additive in alloys, and increases the strength of aluminium and magnesium alloys. It is also used as a detoxifier for non-ferrous metals. It has been used as a catalyst in ethylene polymerisation. Yttrium-90, a radioactive isotope, has a medical use in needles which have replaced the surgeon’s knife in killing pain-transmitting nerves in the spinal cord.

Zirconium (“Zr”) - is a strong, malleable, ductile, lustrous, grayish-white metal. When present in compounds, zirconium exists mostly in the oxidation state IV.  Its oxide (ZrO2) is white, like many of its compounds and is generally exceptionally resistant to corrosion. It is however rapidly attacked by hydrofluoric acid, even at low concentrations.  In an oxygen atmosphere, finely divided Zirconium burns with the highest known temperature for a metal flame: 4460 oC(4) Powdered zirconium can spontaneously ignite in air.  Exposed surfaces of zirconium form a protective oxide layer. Zirconium tungstate (ZrW2O8) is an unusual substance: it shrinks when heated from near absolute zero to 780 oC(5).

Forward Looking Statements

This annual report, including any documents incorporated by reference herein, contains forward looking statements and forward looking information (collectively, “forward looking statements”) within the meaning of Canadian and United States securities laws relating to us that are based on the beliefs and estimates of our management as well as assumptions made by and information currently available to us.  Such forward looking statements include, but are not limited to statements concerning:

•           our plans for our mineral properties;
•           the future price of rare earth elements;
•           market events and conditions;
•           the estimation of mineral reserves and mineral resources;
•           estimates of the time and amount of future REE production for specific operations;
•           estimated future exploration expenditures and other expenses for specific operations;
•           permitting timelines;
•           requirements for additional capital;
•           litigation risks;
•           the registration of the concessions comprising the various REE projects;
•           the market and future price of commodities;
•           the timing, cost and success of future exporation activities, including, but not limited to, our proposed work programs;
•           currency fluctuations; and
•           environmental risks and reclamation costs.

When used in this annual report, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to us or our management, are intended to identify forward looking statements.

Such forward looking statements reflect our current views with respect to future events and are subject to certain known and unknown risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking statements.  Many factors could cause actual results, performance, or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements, including, among others:

•	risks relating to our ability to finance the exploration and development of our mineral properties;
•	risks relating to our exploration of our mineral properties and business activities;
•	risks and uncertainties relating to the interpretation of exploration results, geology, grade and continuity of our mineral deposits;
•	risks related to differences between United States and Canadian practices for reporting mineral resources and reserves;
•	risks related to title to our mineral properties and the ability to obtain the required mining leases and permits to develop our mineral properties;
•	risks related to mining operations in Sweden, Finland and Norway;
•	commodity price fluctuations;
•	currency fluctuations;
•	risks related to the price and volume volatility of our common shares;
•	risks related to governmental regulations, including environmental regulations and possible changes thereto;
•	risks related to possible reclamation activities on our properties;
•
our ability to attract and retain qualified management and our dependence upon such management in the development of our mineral properties and potential conflicts of interest involving such management;

•	risks related to the ability to maintain the listing of our common shares on the TSX Venture Exchange (the “TSXV”) and NYSE MKT Exchange (the “NYSE MKT”);
•	increased competition in the exploration industry; and
•	our lack of cash flow, history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of our forward looking statements.  Forward looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under “Item 3. Key Information – Risk Factors.”   The forward looking statements in this annual report are based on the reasonable beliefs, expectations and opinions of management on the date the forward looking statements are made, and, except as required by law, we do not assume any obligation to update forward looking statements if circumstances or our management’s beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward looking statements.

Additional risks and uncertainties relating to us and our business can be found under “Item 3. Key Information – Risk Factors” in this annual report.

Cautionary Note Regarding Reserve and Resource Disclosure

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities and Exchange Commission (the “SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the U.S. Securities Act of 1933 (the “U.S. Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Unless otherwise indicated, all mineral resource estimates included in this annual report have been prepared in accordance with NI 43-101 and the CIM classifications system.  Accordingly, information contained in this annual report containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

PART I

Item 1.   Identity of Directors, Senior Management and Advisers.

Not required.

Item 2.   Offer Statistics and Expected Timetable.

Not applicable.

Item 3.   Key Information.

Selected Financial Data

The following selected financial data is derived from our audited annual consolidated financial statements.

During fiscal 2013, we changed our accounting policy with respect to exploration and evaluation expenditures.  In prior years, our policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained .  We have elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

All comparative figures have been revised for the adoption of IFRS and the change in accounting policy.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects.”

To date, we have not generated any cash flow from operations to fund ongoing operational requirements and cash commitments.  We have financed our operations principally through the sale of our equity securities.  We believe we currently have sufficient funds to maintain operations at our current level of activity for the next twelve months from the date of this annual report.  We will continue to rely on the sale of our equity securities to provide funds for our activities; however, there is no assurance that we will be able to do so.

	For the Years Ended August 31,
	2013	2012	2011 (1)	2010	2009
Operations:
Revenues	NIL	NIL	NIL	NIL	NIL
Mineral exploration costs	NIL	NIL	NIL	NIL	NIL
Expenses	($3,093,770)	($6,230,713)	($6,142,350)	($1,007,189)	($41,561)
Other items	($387,472)	$121,400	$753,180	$46,529	$743
Net loss before deferred income tax	($3,481,242)	($6,109,313)	($5,389,170)	($960,660)	($40,818)
Deferred income tax	-	($27,746)	$27,746	-	-
Net loss	($3,481,242)	($6,137,059)	($5,361,424)	($960,660)	($40,818)
Other comprehensive (loss) gain	($56,057)	($223,536)	$176,496	($7,922)	-
Comprehensive loss	($3,537,299)	($6,360,595)	($5,184,928)	($968,582)	($40,818)
Basic and diluted loss per share	($0.06)	($0.10)	($0.10)	($0.03)	($0.00)
Dividends per share	Nil	Nil	Nil	Nil	Nil
Balance Sheet:
Working capital (Deficiency)	$5,094,986	$9,267,844	$14,961,243	$4,551,360	($130,022)
Total assets	$13,856,353	$16,549,682	$18,093,878	$5,486,429	$119,434
Total long-term liabilities	-	-	-	-	-
Total Shareholders' Equity	$13,210,861	$15,766,705	$17,712,399	$5,350,457	($22,589)
Share Capital	$20,299,802	$19,808,552	$18,888,813	$5,757,155	$10,500

For the Years Ended August 31,
2013	2012	2011 (1)	2010	2009
Weighted Average Number of Shares Outstanding	60,635,585	59,042,266	54,884,348	34,701,602	10,500,000

(1)  Balance Sheet items of September 1, 2011

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended August 31, 2013, 2012, 2011, 2010 and 2009, calculated by using the average of the exchange rates on the last day of each month during the period:

Period	Average
September 1, 2012 – August 31, 2013	0.9848
September 1, 2011 – August 31, 2012	0.9929
September 1, 2010 – August 31, 2011	1.0145
September 1, 2009 – August 31, 2010	0.9528
September 1, 2008 – August 31, 2009	0.8525

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
October 2013	0.9726	0.9566
September 2013	0.9768	0.9495
August 2013	0.9712	0.9475
July 2013	0.9748	0.9454
June 2013	0.9833	0.9495
May 2013	0.9977	0.9642

The noon rate of exchange on November 22, 2013, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.0534 (US$0.9493 = CDN$1.00).

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Risk Factors

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks.  The risk factors noted below do not necessarily comprise all those faced by our company.  Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business, activities and future prospects.  If any of the following risks actually occur, our business may be harmed and our financial condition and results of operations may suffer significantly.

Industry Risks

Mineral resource exploration is a high risk, speculative business.

Mineral resource exploration is a speculative business, characterized by a high number of failures.  Substantial expenditures are required to discover new properties and, where warranted, to develop the infrastructure, mining and processing facilities at any site chosen for mining.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized by us or that any identified mineral deposit identified by us will ever qualify as a commercially mineable (or viable) ore body which can be economically and lawfully exploited.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect our ability to finance activities and may adversely affect the amount of revenues derived from any future production at our properties.

The commercial feasibility of our properties and our ability to arrange funding to conduct our planned exploration activities is dependent on, among other things, the price of REE.  Depending on the price of REE, we may determine that it is impractical to commence or continue exploration or other activities on our mineral claims.  A reduction in the price of REE may prevent our mineral claims from being economically explored or result in the write-off of assets whose value is impaired as a result of low REE prices.

The prices of REE fluctuate and are affected by numerous factors beyond our control, including, among others:

•	international economic and political conditions,
•	expectations of inflation or deflation,
•	international currency exchange rates,
•	interest rates,
•	global or regional consumptive patterns,
•	speculative activities,
•	levels of supply and demand,
•	increased production due to new mine developments,
•	decreased production due to mine closures,
•	improved mining and production methods,
•	availability and costs of REE substitutes,
•	inventory levels of REE maintained by producers and others, and
•	inventory carrying costs.

The effect of these factors on the price of REE cannot be accurately predicted.  If the price of REE decreases, the value of our assets would be materially and adversely effected, thereby materially and adversely impacting the value and price of our securities.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated.  There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation.  This results in uncertainties that cannot be reasonably eliminated from the estimation process.  Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the REE being mined by the industry, may lead to significantly increased capital and operating costs for mining projects.  Increasing costs are a factor that must be built in to the economic model for any mining project.  Significant increases in operating costs have had the effect of reducing profit margins for some mining projects.  Accordingly increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

Company Risks

We are an exploration stage company with limited financial resources and if we are unable to secure additional funding and/or if our exploration programs are unsuccessful, our company may fail.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.  Current exploration programs may not result in any commercial mining operation.  Our interests in unproved mineral claims are without a known body of commercial ore and the proposed programs are an exploratory search for ore.  We are presently carrying out exploration with the objective of establishing an economic body of ore.  If our exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production.  The only sources of future funds presently available to us are from the sale of equity capital, the exercise of warrants and options or the offering by us of an interest in our mineral claims to another party or parties.  If we are unable to secure additional funding, we may lose our interest in one or more of our mineral claims and/or may be required to cease operations.

Our management lacks team lacks technical training and/or experience in starting and operating mines.

The officers, and certain directors, of our company have experience as officers and/or directors of public companies engaged in mineral exploration activities. Our management are involved in exploration activity supervision and direction, although we use contract engineering firms to directly conduct exploration activities. However, our management lacks technical training and experience with starting or operating a mine. As a result, their decisions and choices may not take into account standard engineering or managerial approaches that other mining companies commonly use, which could materially adversely affect our business, results of operations, and financial condition if we mature beyond the exploration stage. Consequently, our activities, earnings, and ultimate financial success could be negatively impacted due to management’s lack of experience in the mining industry, which could ultimately negatively impact the value of our investment in our properties.

Because we have limited financial resources and have not generated any revenue from our operations, we may not be able to continue our operations and an investment in our securities may be worthless.

We have limited financial resources, have a history of losses and have no source of operating cash flow.  We have not generated any revenues from our mineral claims and do not anticipate any in the foreseeable future.  Additional funding may not be available to us for further exploration of our mineral claims.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of our projects with the possible loss of such interests.  Historically, the only source of funds available to us has been through the sale of our common shares.

As of August 31, 2013, we held $5,601,492 in cash and had working capital of $5,094,986.  We will need to raise additional capital to fund further exploration activities.  We may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to us.  In the event we are unable to raise adequate finances to fund our proposed activities, we may have to abandon one or more of our projects.  Any further additional equity financing we undertake may cause dilution to our shareholders.

We have a limited history as an exploration company and do not have any experience in putting a mining project into production.

We do not hold any mineral reserves and do not generate any revenues from production.  Our success will depend largely upon our ability to locate and develop commercially viable mineral reserves, which may never happen.  Further, putting a mining project into production requires substantial planning and expenditures and we do not have any experience in taking a mining project to production.  As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history.

We have operated at a loss since inception, expect to continue to incur losses and may never achieve profitability, which in turn may harm our future operating performance and may cause the market price of our common shares to decline.

We have incurred net losses every year since our inception on August 29, 2007, and as of August 31, 2013 had an accumulated deficit of $16,034,024.  We incurred a net loss of $3,481,242 for the year ended August 31, 2013 and $6,109,313 for the year ended August 31, 2012.  We currently have no commercial production and have never recorded any revenues from mining operations.  We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund continuing operations.

The development of new exploration or, if warranted, mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties.  The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, our acquisition of additional properties, and other factors, many of which are unknown today and may be beyond our control.  We may never generate any revenues or achieve profitability.  If we do not achieve profitability we will have to raise additional funds through future financings or shut down our operations.

Our mining lease with respect to the Norra Kärr Project is currently under appeal and the loss of such mining lease would prevent us from developing the Norra Kärr Project.

Our ability to develop the Norra Kärr project requires us to hold a valid exploitation concession (referred to in this annual report as a “mining lease”).  See “Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations” and “Item 4. Information on the Company – Property, Plant and Equipment – Significant Properties – Norra Kärr.”  We have been granted a mining lease with respect to the Norra Kärr project, however, this decision of the applicable authorities is currently under appeal.  In the event the appeal is successful and we are unable to overturn the appeal at a higher level, we will be unable to develop the Norra Kärr project.

We may not be able to obtain or renew government permits required for our operations.

In the ordinary course of business, we are required to obtain and renew government permits for our exploration activities and will require permits for the development, construction and commencement of any mining operations. Obtaining or renewing the necessary governmental permits is a time-consuming process involving numerous regulatory agencies and involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed what we believe we can ultimately recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine.

We have a small staff and rely upon outside consultants to provide services to our company.

We have a relatively small staff and depend upon our ability to hire consultants with the appropriate background and expertise as they are required to carry out specific tasks.  Our inability to hire the appropriate consultants at the appropriate time could adversely impact our ability to advance our exploration activities.

Our activities are potentially subject to environmental liabilities, which would have an adverse effect on our financial condition and operations.

We are not aware of any claims for damages related to any impact that our operations have had on the environment but we may become subject to such claims in the future.  An environmental claim could adversely affect our business due to the high costs of defending against such claims and its impact on senior management's time.

Our business activities are subject to exploration hazards and risks, which we may not be able to insure against and could subject us to substantial liabilities.

Natural resource exploration generally involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include, but are not limited to, the following; environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond our reasonable control, and the inability to obtain suitable or adequate machinery, equipment or labour.  Our activities are subject to all the hazards and risks normally incidental to exploration of precious and base metals, any of which could result in work stoppages, asset write downs, damage to or destruction of equipment and other facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  We may become subject to liability for pollution, or hazards against which we cannot insure or against which we may elect not to insure.  Any compensation for such liabilities may have a material, adverse effect on our financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards.  Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all.  In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all.  Any such event could have a material adverse affect on our business.

Our properties are without known reserves and our activities are exploratory in nature and we may never discover sufficient mineralization to justify commercial operations.

There is no known body of commercial ore on our mineral properties.  Development of our properties will only follow upon obtaining satisfactory exploration results.  The long-term profitability of our operations will be in part directly related to the cost and success of our exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining.  Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

We may not be able to market any minerals that we acquire or discover.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond our control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Recent market events and conditions may make it difficult for us to obtain financing and may increase the costs of any financing we undertake.

The unprecedented events in global financial markets since mid-2008 have had a profound effect on the global economy.  Many industries, including the mining industry, have been affected by these market conditions.  Some of the key effects of the financial market turmoil have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our activities.  Specifically the global credit/liquidity crisis has affected the volatility of precious and base metal prices, energy prices, commodity and consumables prices and currency exchange rates.  These factors affect the valuation of our equity securities and the cost and availability of financing.  As a result, these factors could have a material adverse effect on our financial condition.

The calculation of reserves and resources is subject to uncertainties which may result in inaccuracies.

There is a degree of uncertainty attributable to the calculation and estimates of mineral reserves and mineral resources and the corresponding grades to be mined and recovered.  Until mineral reserves or mineral resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only.  Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of our properties.  To date, we have not established reserves on any of our mineral properties.  In addition, there can be no assurance that precious or other metal recoveries in small scale laboratory testing will be duplicated in larger scale tests under on-site conditions or during production.

Our activities are subject to government regulation which may increase our costs and subject us to fines and penalties in the event of non-compliance.

Our exploration activities are, and any development activities which we conduct in the future will be, subject to extensive federal, territorial and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property.  There is no assurance that future changes in such laws and regulations, if any, will not adversely affect our activities.  Our activities require licenses and permits from various governmental authorities.  The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of our activities and delays in the development of our properties.  Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of our past and current activities, or possibly even those actions of parties from whom we acquired our properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  We retain competent and well trained individuals and consultants in jurisdictions in which we do business.  However, even with the application of considerable skill we may fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, and other material negative impacts on our company.

Our activities are subject to environmental regulations and hazards which may subject us to liability and unknown costs.

All phases of our activities are subject to environmental regulation in the various jurisdictions in which we operate.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that any future changes in environmental regulation, will not adversely affect our operations.  The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations.  Environmental hazards that may have been caused by previous or existing owners or operators may exist on our mineral properties, but are unknown to us.

We may not have good title to our assets.

Our claims may be subject to prior unregistered agreements or transfers and title may be affected by unidentified or unknown defects.  We have conducted as thorough an investigation as possible on the title of properties that we have acquired to confirm that there are no other claims or agreements that could affect our title to the concessions or claims.  If title to our properties is disputed it may result in us paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect our economic viability.

There is significant competition in the natural resource industry and we may not be able to sufficiently compete against other companies for properties.

Significant competition exists for natural resource acquisition opportunities.  As a result of this competition, some of which is with large, well-established mining companies with substantial capabilities and significant financial and technical resources, we may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms we consider acceptable.  There can be no assurance that we will be able to acquire any interest in additional projects that would yield resources or reserves or result in commercial mining operations.

We may not be able to recruit or retain employees.

Recruiting and retaining qualified personnel is critical to our success.  We are dependent on the services of key executives including our President and Chief Executive Officer and other experienced executives and personnel focused on managing our interests.  The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense.  As our business activity grows, we will require additional key financial, administrative and mining personnel as well as additional operations staff.  If we are not able to attract, hire and retain qualified personnel, our operations could be impaired.

If we participate in a joint venture our interests may be subject to competing interests of the other joint venture members.

If we participate in a joint venture, there is no assurance that our needs will receive priority in all cases.  From time to time, several companies may participate together in the acquisition and exploration of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program.  In determining whether or not we will participate in a particular program and the interest therein to be acquired, it is expected that our directors and officers will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

Conflicts of interest may arise among the members of our board of directors and such conflicts may cause us to enter into transactions on terms which are not beneficial to us.

Several of our directors are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any of our projects or opportunities. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  See “Item 6. Directors, Senior Management and Employees – Conflicts of Interest” for information concerning potential conflicts of interest of our directors and officers.

We may be subject to legal proceedings.

Due to the nature of our business, we may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on our business.

Management must rely upon certain assumptions and estimates in the preparation of our financial statements and those assumptions and estimates may prove to be incorrect.

We prepare our financial reports in accordance with accounting policies and methods prescribed by international financial reporting standards.  In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining our financial condition.  Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended August 31, 2013.  If management’s estimates or assumptions are incorrect, our financial statements may not accurately reflect our financial position.

We have identified material weaknesses in our internal control over financial reporting which could, if not remediated, result in material misstatements in our financial statements.

In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting.  Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.  See “Item 15. Controls and Procedures.”

Risks Related to Our Common Shares

An investment in our securities is speculative and you may lose your entire investment.

An investment in our securities is speculative and may result in the loss of an investor's entire investment.  Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in our securities.

We will need to raise additional capital through the sale of our securities, resulting in dilution to the existing shareholders, and if such funding is not available, our operations would be adversely effected.

We do not generate any revenues from production and do not have sufficient financial resources to undertake by ourselves all of our planned exploration programs.  We have limited financial resources and have financed our operations primarily through the sale of our securities such as common shares.  We will need to continue our reliance on the sale of our securities for future financing, resulting in potential dilution to existing shareholders.
Further exploration programs will depend on our ability to obtain additional financing which may not be available under favourable terms, if at all.  If adequate financing is not available, we may not be able to commence development or continue with our exploration programs.

Future sales of our common shares into the public market by holders of our options and warrants may lower the market price, which may result in losses to our shareholders.

As of August 31, 2013, we had 60,850,982 common shares issued and outstanding.  In addition, as of August 31, 2013, 3,781,500 common shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders.  As of August 31, 2013 we may issue stock options to purchase an additional 2,303,598 common shares under our existing stock option plan, subject to receipt of necessary approvals from the TSXV and the NYSE MKT.  See “Item 6.  Directors, Senior Management and Employees – Share Ownership – Stock Option Plan.”  In addition, as of August 31, 2013, there were 2,090,667 outstanding share purchase warrants to purchase our common shares at an exercise price of $1.85 per share, all of which have expired as of the date of this annual report.  As of August 31, 2013, our senior officers and directors beneficially owned, as a group, 13,110,010 common shares (22%), including stock options and warrants to acquire an additional 1,638,583 common shares.

Sales of substantial amounts of our common shares into the public market, by our officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of our common shares.

We have no history of paying dividends, do not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, we have not paid any cash or other dividends on our common shares and do not expect to pay such dividends in the foreseeable future.  Our intention is that all available funds will be invested primarily to finance our mineral exploration programs.

The market price of our common shares is extremely volatile and can be affected by many factors.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of the common shares is also significantly affected by short-term changes in mineral prices or in our financial condition or results of operations as reflected in our quarterly financial reports.  Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor’s ability to trade significant numbers of the common shares; and the market price of our common shares and size of our public float may limit the ability of some institutions to invest in our securities.

If we issue additional common shares, or securities convertible into common shares, our existing shareholders will experience dilution of their ownership interests.

In order to finance future activities and efforts, we may raise funds through the issuance of common shares or securities convertible into or exercisable for common shares.  We cannot predict the size of future issuances of common shares or securities convertible into or exercisable for common shares or the effect, if any, that future issuances and sales of our common shares will have on the market price of the common shares.  Any transaction involving the issuance of previously unissued shares, or securities convertible into or exercisable for shares, would result in dilution, which may be substantial, to existing holders of our common shares.

We have not paid dividends on our common shares and presently do not intend to pay dividends in the future.

No dividends on the common shares have been paid to date.  We currently plan to retain all future earnings and other cash resources, if any, for our future activities.  Payment of any future dividends, if any, will be at the discretion of the Board of Directors after taking into account many factors, including our operating results, financial condition, and current and anticipated cash needs.

Future sales of common shares by existing shareholders could decrease the trading price of our common shares.

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair our ability to raise capital through future sales of common shares.

Risks for U.S. Holders

U.S. investors may not be able to enforce their civil liabilities against us or our directors and officers.

It may be difficult to bring and enforce suits against us, because we were amalgamated and exist under the laws of British Columbia and are situated in the Province of British Columbia, Canada and do not have assets located in the United States.

All of our assets are located outside the United States and all of our directors and officers are residents of countries other than the United States.  As a result, it may be difficult for investors to effect service of process on us or these persons within the United States or to realize in the United States upon judgments obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us or our officers and directors.  In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

We expect that we will be a “passive foreign investment company” (a “PFIC”) for the fiscal year ending August 31, 2014, and may be a PFIC in subsequent fiscal years, which could have adverse U.S. federal income tax consequences for U.S. shareholders.

Holders of our common shares that are U.S. taxpayers (referred to as a U.S. shareholder) should be aware that based on current business plans and financial expectations, we expect that we will be a PFIC for the fiscal year ending August 31, 2014, and may be a PFIC in subsequent fiscal years.  We will use commercially reasonable efforts to provide information as to our status as a PFIC and the PFIC status of any subsidiary in which we own more than 50% of such subsidiary’s total aggregate voting power to U.S. shareholders who make a written request for such information.

If we are a PFIC for any year during a U.S. shareholder’s holding period, then such U.S. shareholder generally will be subject to a special, highly adverse tax regime with respect to so-called “excess distributions” received on our common shares.  Gain realized upon a disposition of our common shares (including upon certain dispositions that would otherwise be tax-free) also will be treated as excess distributions.

The portion of any excess distribution, including gains treated as excess distributions, would be allocated ratably to the U.S. shareholder’s holding period.  The portion allocated to the current year and to prior years before we first became a PFIC would be includible as ordinary income in the current year.  The portion allocated to all other prior years would be taxed at the highest marginal rate applicable to ordinary income for each such year (regardless of the U.S. shareholder’s actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. income tax deferral.

A U.S. shareholder may make a “qualified electing fund” election (“QEF election”) or a “mark-to-market” election with respect to our common shares to mitigate the adverse tax rules that apply to PFICs, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.  A U.S. shareholder who makes a QEF election generally must report on a current basis its pro rata share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders.  A U.S. shareholder may make a QEF election only if the U.S. shareholder receives certain information (known as a “PFIC annual information statement”) from us annually.  We will use commercially reasonable efforts to make available to a U.S. shareholder, upon written request, an accurate PFIC annual information statement for each year in which we are a PFIC.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of our common shares over the U.S. shareholder’s basis therein.

Additional special adverse rules also apply to U.S. shareholders who own our common shares if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC.  Special adverse rules that impact certain estate planning goals could apply to our common shares if we are a PFIC.  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, and U.S. state and local consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares if we are or become a PFIC.

There are differences in U.S. and Canadian reporting of mineral reserves and mineral resources.

Our mineral reserve and mineral resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we report mineral reserves and mineral resources in accordance with the Canadian requirements set forth in NI 43-101.

See the “Cautionary Note Regarding Reserve and Resource Disclosure” above.

Item 4.   Information on the Company.

History and Development of the Company

Pursuant to an amalgamation agreement dated June 30, 2009, (the “Amalgamation Agreement”) on October 22, 2009, Tasman Metals Ltd. (“PrivateCo”), a private company, amalgamated with Ausex Capital Corp. (“Ausex”) and Lumex Capital Corp. (“Lumex”), both TSXV listed companies, in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), to form our company under the name “Tasman Metals Ltd.” (the “Amalgamation”).  Accordingly, we are a corporation formed under the BCBCA and domiciled in British Columbia, Canada.

Ausex was incorporated pursuant to the provisions of the BCBCA on August 31, 2007, Lumex was incorporated pursuant to the provisions of the BCBCA on January 9, 2007 and PrivateCo was incorporated pursuant to the provisions of the BCBCA on August 27, 2007.

The head office and registered and records office of Tasman is Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 (604-685-9316).

We have appointed Fay M. Matsukage, Esq. at Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203, as our agent for service of process in the United States for purposes of certain securities law matters.

During fiscal 2013 we changed our accounting policy with respect to exploration and evaluation expenditures.  In prior years our policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  We have elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

Business Overview

Lumex completed its initial public offering on June 7, 2007.  Ausex completed its initial public offering on January 25, 2008.  Prior to the completion of the Amalgamation, Ausex was a Capital Pool Company as such term is defined in TSXV Policy 2.4 – Capital Pool Companies (“CPC”) with no tangible assets, Lumex was a CPC with no tangible assets and PrivateCo was a private company, at arm’s length to Ausex and Lumex, with its material assets in Sweden.  The Amalgamation of PrivateCo, Ausex and Lumex served as the “qualifying transaction” for both Ausex and Lumex under the policies of the TSXV (the “Qualifying Transaction”) and formed our company under the name “Tasman Metals Ltd.”.

We are a junior resource company engaged in the acquisition and exploration of unproven REE properties in Scandinavia.

Our principal asset is the 100% owned Norra Kärr REE-Zirconium (“Zr”) project in Sweden (the “Norra Kärr project”).  The Norra Kärr project is located in southern Sweden, 300 kilometres (“km”) southwest of the capital Stockholm and lies in mixed farming and forestry land. See “Item 4. Information on the Company – Property, Plant and Equipment – Significant Properties – Norra Kärr.”

We also hold a 100% interest in our Olserum heavy REE project (the “Olserum project”).  The Olserum project is located 100 km east of the Norra Kärr project and 200 km south-southwest of Stockholm. See “Item 4. Information on the Company – Property, Plant and Equipment – Significant Properties – Olserum.”

Exploration Expenditures

During fiscal 2013, we incurred $55,036 for mineral property acquisition costs and $2,167,852 for exploration costs, allocated $1,890,245 to the Norra Kärr property, $297,045 to the Olserum property and $35,598 to other properties. During fiscal 2012, we incurred $135,121 for mineral property acquisition costs and $3,736,978 for exploration costs, allocated $3,495,562 to the Norra Kärr property, $22,723 to the Otanmaki property, $316,137 to the Olserum property and $37,677 to other properties. During fiscal 2011, we incurred $56,370 for mineral property acquisition costs and $1,570,435 for exploration cost, allocated $1,240,096 to the Norra Kärr property, $304,402 to the Otanmaki property and $82,307 to other properties.

Dispositions and Impairments

During fiscal 2013, we recorded an impairment charge of $340,766 for the impairment of the Otanmaki Property, $81,628 impairment of the Magnus Licences and a further $75,720 for a number of exploration claims in Finland, Norway and Sweden.

During fiscal 2012, we did not record any impairment charges.

During fiscal 2011, we terminated an option agreement to acquire a 90% interest in the Bastnäs Property and recorded an impairment charge of $14,803. We also entered into a sale agreement with Beowulf Mining plc (“Beowulf”) to sell three iron ore exploration licenses in Sweden for common shares of Beowulf, with an estimated fair value of $40,000.

2014 Budget

We have prepared a budget of approximately $3,056,000 for the fiscal year ending August 31, 2014.  The budget covers $2,500,000 for ongoing levels of corporate and general field administration and overheads and $556,000 for limited exploration, metallurgy and permitting activities on the Norra Kärr property.  We have sufficient financial resources to meet these costs.  Subject to additional financings we intend to consider commissioning a pre-feasibility study on the Norra Kärr property at an estimated cost of $2,300,000.

Takeover Offers

There have been no public takeover offers by any third-parties in respect of our shares or by us in respect of any other company during the fiscal year ended August 31, 2013, or during the current fiscal year.

Three-year History

Year ended August 31, 2011

On September 14, 2010, we announced that we had increased our claim holdings at the Otanmäki project by acquiring a 100% interest in additional claim applications and claim reservation applications, such that the Otanmäki project then totalled 10,954 hectares in size.

On October 29, 2010, we announced a non-brokered private placement of up to 5,000,000 units at a price of $1.50 per unit, with each unit consisting of one common share and one-half share purchase warrant (an “October 2010 Warrant”).  Each whole October 2010 Warrant was exercisable to acquire one additional common share at a price of $1.85 per share.  The first tranche of the private placement closed on November 18, 2010 and we issued 3,333,334 units for gross proceeds of $5,000,000.  A finder’s fee of $193,494 was paid in cash and 129,050 agent warrants were issued having the same terms as the October 2010 Warrants.  On November 26, 2010, we closed the final tranche of the private placement and issued 1,666,666 units to one strategic investor, for gross proceeds of $2,500,000.  The proceeds from the private placement were used to fund our exploration programs and for general working capital.

On November 16, 2010, we announced that we had begun metallurgical testing on material from our Norra Kärr project.

On December 15, 2010, we announced that we had received support and all necessary approvals from the private landowners and government authorities to undertake a third phase of drilling at the Norra Kärr project.

On January 19, 2011, we announced that a third phase drill program was then underway at the Norra Kärr project.

On January 27, 2011, we filed the NI 43-101 compliant technical report on the Norra Kärr project entitled “NI 43-101 Technical Report, Norra Kärr – Zirconium Deposit, Granna, Sweden” dated January 20, 2011(the “2011 Norra Kärr Report”) on SEDAR.  The report recommended that the deposit at the Norra Kärr project merited additional drilling, metallurgical research and economic investigation.

On March 11 , 2011, we announced the results of the annual general meeting of the shareholders (the “2011AGM”) held on March 7, 2011. At the 2011 AGM, Messrs. Mark Saxon, Michael Hudson, David Henstridge, Nick DeMare, and Robert Atkinson were re-elected as directors.

On March 24, 2011, we graduated to Tier 1 status on the TSXV.

On March 25, 2011, we filed a registration statement on Form 40-F with the SEC.

On April 12, 2011, we announced that a first phase drilling program had begun at our Otanmäki project.  The short program was completed with the aim to confirm the quality and extent of mineralization encountered during historic drilling and test a range of new targets identified by deep till and rock chip sampling, and our 2010 magnetic/radio metric survey.  Samples from this nine hole drilling were sent to the laboratory for analysis.  Results confirmed previous drill intersections, and no new zones of mineralization were discovered.

On April 26, 2011, we announced assay results from the first six holes drilled as part of the Phase 3 program completed at the Norra Kärr project during winter/spring 2011.  All six holes intersected REE-Zr mineralization.

Following the encouraging results achieved at that point in the Phase 3 drilling program at the Norra Kärr project, on April 28, 2011, we announced an extension to the program with an additional 11 holes for a total of 33 drill holes to better define internal boundaries to mineralization, plus deepen holes that were finished in mineralization during the Phase 1 and 2 programs completed in 2009/2010.

On May 2, 2011, we announced assay results from an additional three holes drilled as part of the Phase 3 program.  Thickness of REE–Zr mineralization at Norra Kärr has been expanded significantly by this set of drill holes.

The twenty-second hole (NKA11048) of the expanded Phase 3 program was then underway.  The objective of this drill program was to infill sections to 100 m spacing, test the depth extension of the mineralized intrusion and obtain additional drill core for ongoing metallurgical testing.  Drilling was proceeding well with the REE mineralized intrusion having been intersected in all drill holes.

On May 4, 2011, we announced advancements made in the metallurgical processing research being carried out on REE-Zr mineralization from the Norra Kärr.  This first stage of metallurgical test work demonstrated that:

•	90% of REE mineralization at Norra Kärr is hosted by zirconosilicates that liberate effectively and have high surface area exposure, making them available for attack by acid;

•	Greater than 90% of REEs have been recovered from the Norra Kärr mineralization during leach testing, by applying a pre-leach at room temperature, followed by an acid roast and leach.

On May 26, 2011, we announced that our registration statement on Form 40-F, filed with the SEC, became effective on May 24, 2011.  We filed the registration on Form 40-F as part of the process to seek approval to list our common shares on the NYSE MKT.

On June 17, 2011, we announced the completion of the winter/spring drilling program undertaken at the Norra Kärr project.  Twenty-three new drill holes were completed and six existing drill holes were extended for a total of 4,734 m of drilling.  The thickness of REE-Zr mineralization at the Norra Kärr project has been expanded significantly by this drilling program.  At the time, we were awaiting assays for much of this drilling program.  With this substantial increase in drilling data, we contracted independent consultants Pincock, Allen & Holt of Denver, Colorado (“PAH”) (subsequently renamed RungePincockMinarco “RPM”) to update the existing NI 43-101 resource calculation to define an “in-pit” resource and incorporate more than twice the drilling data that was used in the initial calculation.  This resource formed the basis for the then planned preliminary economic assessment on the Norra Kärr project.

On June 29, 2011, we announced results from an additional four holes drilled as part of the Phase 3 program which had been recently completed at the Norra Kärr project.  Those drill holes again intersected REE-Zr mineralization with both increased grade and thickness.

On July 6, 2011, we reported that the Swedish Geological Survey (“SGU”), following consultation with local government authorities, declared the Norra Kärr project a “National Interest” under the Swedish Environment Act.  We welcomed the recognition given to the Norra Kärr project as a “National Interest” project as it protects the Norra Kärr project from any land use that may compete with future mining.

On July 18, 2011, we announced the appointment of Mr. James Powell as Vice President, Corporate Development.

On August 9, 2011, we reported that we had retained PAH  for the preliminary economic assessment of the Norra Kärr project.

Year ended August 31, 2012

On September 16, 2011, we announced the appointment of Mr. Gillyeard (Gil) Leathley as a director effective September 13, 2011.

On October 13, 2011, we announced the acquisition of a 100% interest in a new heavy REE project, comprising one claim, in southern Sweden. The Olserum project is located only 100 km east of the Norra Kärr project and was purchased outright from Norrsken Energy Ltd., a private UK registered company, for total consideration of 37,746 of our common shares.   We subsequently staked a further five claims surrounding the Olserum property (collectively the original claim and the five additional claims are referred to as the “Olserum project”).

The Olserum project is located approximately 10 km from the Baltic coast, 30 km north of the town of Västervik and 200 km SSW of Stockholm. The project is secured by a granted exploration claim 1,100 hectares in size, and a surrounding exploration claim application 7,800 hectares in size.

The REE potential of the Olserum region was first identified by the SGU in the early 1990s, when a number of REE anomalous samples were collected and assayed from several locations. The presence of yttrium enriched outcrops associated with historic iron prospects was noted. In 2003, the Swedish exploration company IGE Resources AB (“IGE”) claimed the area, concentrating on the iron workings at Olserum. During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

On November 30, 2011, we announced that we had been approved to list our common shares on the NYSE MKT beginning on December 2, 2011, under the ticker symbol “TAS”.

On January 13, 2012, we announced the start of the Phase 4 drill program at Norra Kärr.

In addition, extensive geotechnical data was collected under the guidance of an independent consultant to provide a basis for pit design in our planned pre-feasibility study.

On February 9, 2012, we announced the results from the progress made in development of a processing flow sheet for the Norra Kärr project.  Highlights of the results included:

•	Preparation of a mineral concentrate with high REE recovery using wet magnetic separation;
•	Successful use of flotation to further upgrade this mineral concentrate;
•	High recoveries and low sulphuric acid consumption achieved when leaching the mineral concentrate in an ambient temperature and atmospheric pressure environment;
•	Processing flow sheet now well defined for inclusion in the then ongoing preliminary economic assessment; and
•	Potentially saleable nepheline/feldspar co-product with low iron content separated during physical concentrate preparation.

On March 8, 2012, we announced the results of the annual general meeting of the shareholders (the “2012 AGM”) held on March 7, 2012. At the 2012 AGM, Messrs. Mark Saxon, Michael Hudson, David Henstridge, Nick DeMare, Gil Leathley and Robert Atkinson were re-elected as directors.  In addition, Mr. James Hutton was appointed as a director.

On March 21, 2012, we announced the technical and financial results achieved from the preliminary economic assessment on the Norra Kärr project which demonstrated the strong economics of this highly strategic project, with the majority of the projected cash flow sourced from the production of the critical heavy REE, dysprosium, terbium and yttrium.

On June 11, 2012, we announced the signing of an agreement to acquire a 100% interest in three new REE exploration properties in central Finland. The Korsnäs South, Siilinjärvi and Laivajoki projects were acquired from an arm's length private Finnish company, Magnus Minerals Oy ("Magnus") for consideration including 60,000 of our common shares.  In addition to this transaction, Magnus has been retained to manage exploration on our entire Finnish exploration portfolio.  A summer work program of surface sampling and mapping was started.  As at the date of this annual report, the transaction with Magnus has not closed.  No significant additional work has been completed.  During fiscal 2013 we determined to record an impairment charge of $81,628 on the Magnus licenses and are proceeding with its relinquishment.

On June 26, 2012, we announced the resignation of Mr. Hutton as director due to an expanded role in other businesses that prevented him from serving as a contributing member of our Board of Directors.

On July 11, 2012, we announced the submission of an application for a mining lease covering the Norra Kärr project. The filing of this mining lease application required that we complete extensive environmental monitoring, flora and fauna surveys, anthropological and social impact studies, ground water testing, leach testing of waste rock, community and stakeholder meetings and basic infrastructure planning for the Norra Kärr project site. A granted mining lease under the Swedish Mining Act is valid for 25 years, when it is available for renewal.

In July 2012, Dr. Henning Holmström was appointed Managing Director of our Swedish operating company, Tasman Metals AB, to represent us locally as well as to implement management’s vision for the development of the Norra Kärr project.  Dr. Holmström previously held the position of Project Development Manager at the Norra Kärr project.

In July 2012, we appointed Ms. Heather White and Dr. Dag Øistein Eriksen to our Advisory Board. Although a charter was never formally put in place, the Advisory Board is a technical advisory board that was established to benefit from the expertise of these professional individuals to assist us with the expansion of our projects.

Ms. White is a highly experienced consulting Mining Engineer, with 16 years in Canadian and international roles.  Ms. White was recently recognized for her leadership achievements as the 2012 Recipient of the “Canadian Institute of Mining - Young Mining Leaders” Award.  She has held senior positions to Vice President level in major TSX listed companies, and for two years was Mine Manager for the Voisey’s Bay mine in Labrador.  Ms. White’s major project development and management experience provides our Swedish operating team with access to a set of skills that are difficult to acquire.

Dr. Eriksen is based in Oslo, Norway, where he has had a long and accomplished career in REE extraction and separation chemistry.  During the 1980’s and early 1990’s, Dr. Eriksen was a senior scientist at Megon AS (renamed as Extratec AS in 1991) that researched leaching of various REE ores and developed the well-known “Megon process” for the extraction and purification of yttrium by solvent extraction.  Through his consulting roles, Dr. Eriksen is very well connected within Europe, and ideally suited to advise us as we assess the various processing and separation opportunities with which we have been presented.

Year ended August 31, 2013

On February 27, 2013, we announced the results of an NI 43-101 Technical Report for the 100% owned Olserum Heavy Rare Earth Element project.

On March 15, 2013, we announced the reappointment of Messrs. Mark Saxon, Michael Hudson, David Henstridge, Nick DeMare, Robert Atkinson, and Gil Leathley as directors.

On March 25, 2013, we announced that we had engaged a consultant to expand metallurgical testing at our Norra Kärr project.

On May 21, 2013, we announced the granting of our mining lease for our Norra Kärr project.

On June 14, 2013, we issued a clarifying news release pursuant to a review by the British Columbia Securities Commission (the “BCSC”) relating to certain of our prior technical disclosures.

On July 11, 2013, we announced the filing of amended and restated technical reports for our Norra Kärr and Olserum projects, both located in Sweden, to address the technical disclosure issues raised by the BCSC. We also announced that the mining lease granted by the Swedish Mining Inspectorate (Bergsstaten) for our Norra Kärr project is under appeal from certain stakeholders.   The nature of the appeal shall determine the duration of the appeal process which may take up to 12 months.

On July 17, 2013, we announced the receipt of European Commission funding for processing research of our Norra Kärr and Olserum projects. The Company has been selected as a key mining industry partner in the recently launched EURARE project. EURARE is a research project co-funded by the European Commission under the Seventh Framework Programme of the European Community for Research, Technological Development and Demonstration Activities (Grant Agreement NMP2-LA-2012-309373).  Tasman shall receive direct funding of approximately €250,000 ($340,000) plus additional indirect funding applied to all phases of metallurgical research including beneficiation, REE separation and metal production.

On July 23, 2013, we announced the submission of a mining lease application for the Olserum project.

On August 28, 2013, we announced the filing of a Preliminary Base Shelf Prospectus and Form F-3 Registration Statement under which we may issue, from time to time, any combination of common shares, warrants to purchase common shares or units, up to an aggregate initial offering price of $25,000,000 during the 25-month period of the Preliminary Base Shelf Prospectus.  See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

See also “Item 4. Information on the Company – Property, Plant and Equipment.”

Description of the Business of the Company

General

We are in the mineral acquisition and exploration business.  We are the 100% owner of 111 exploration claims or claim applications and one mining lease for strategic metals, in Sweden and Finland, and the owner of a 25% interest in four iron ore exploration claims in the Kiruna district of Sweden.  Furthermore, we hold a 100% interest in seven exploration claims for tungsten which are awaiting transfer to Tasman by the Swedish Mining Inspectorate (Bergsstaten). See “Item 4. Information on the Company – Property, Plant and Equipment.”

Projects

Sweden REE Projects

We hold 15 claims and one mining lease in Sweden considered prospective for REEs.  The Norra Kärr project, our principal asset, is located in southern Sweden.  See “Item 4. Information on the Company – Property, Plant and Equipment – Significant Properties – Norra Kärr.” On October 13, 2011, we announced the acquisition of the Olserum project located 100 km east of the Norra Kärr project.  The Company has submitted a mining lease application for the Olserum project.

Sweden Tungsten Projects

As announced on October 10, 2013, we secured a 100% interest in a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden.  See “Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Tungsten Projects.”

Finland

In Finland, we have 96 claim and claim applications.  The 100% owned claim applications cover and surround the historic Korsnäs mine operated as a mixed open pit and underground operation from 1959 and closed in 1972 due to falling Pb prices.  We also have claim holdings at Otanmäki which lies in a historic mining district 450 km north of the capital Helsinki, and various other claims securing early stage prospects. During fiscal 2013, we determined to relinquish our claims and claim applications relating to our projects in Finland, including Korsnäs and Otanmäki. Accordingly, we will no longer own any projects in Finland.

Iron Projects

We retain a 25% interest in four claims following the joint venture of iron ore projects to an Australian Stock Exchange listed company.  In addition, we retain a 2% net smelter royalty on two claims following the sale of iron ore projects to a London Stock Exchange listed company.

Rare Earth Market Overview

“Rare earths” is a term commonly used to describe the 15 chemically similar, lanthanide elements which appear together towards the bottom of the Periodic Table.  Two other elements, yttrium and scandium, which have similar chemical properties, are often also referred to as “rare earths”.  The oxide produced from processing rare earths are collectively referred to as the rare earth oxides (“REO”).

Rare earths often do not occur in high enough concentrations in the earth’s crust to make their extraction economic.  The oxides that are produced from processing the REE concentrate which is the basic material that can be sold to the market or further processed into metals or alloys.  Rare earths are generally characterized as either light rare earths or heavy rare earths and both are found to varying degrees in all known rare earth deposits.  Rare earths are typically recovered together from the mining of rare earth bearing deposits and processed before sequential separation into individual REO.  Rare earths are typically sold as processed oxides but can be sold as concentrate as well with prices for individual rare earths in pure oxide form varying significantly.  It is generally the case that heavy rare earths command a higher price per unit.

Rare earths possess certain chemical and physical properties which when synthesized, make them indispensable in a number of industries including many green energy technologies and high-tech applications.  They are widely recognized as being among the most valuable and strategically important minerals for the continued development of a modern technological society.  Among the unique properties of rare earths are their high thermal and electrical conductivity, magnetism, luminosity, catalytic and optical properties.  In several industrial sectors, traditional materials are approaching their technological limits and product development engineers are increasingly turning to new materials, such as rare earths, to maintain the current pace of high-tech advancement within increasingly stringent environmental and energy efficiency guidelines.  Current rare earth applications include hybrid and battery powered plug-in vehicles, cellular telephones, personal digital devices including hard drives, wind power turbines, fiber optics and compact fluorescent lighting.  Those rare earths used in high-strength magnets (Neodymium, Praseodymium, Dysprosium and Terbium) are in particularly high demand.

 Forecasted Consumption Growth

Application	Forecast Consumption (tonnes REO)		Rate of Growth (2010 – 2016)
	2010	2016
Catalysts	24,500	25,000	0%
Glass	11,000	9,000	-3%
Polishing	19,000	25,000	5%
Metal Alloys	22,000	26,000	3%
Magnets	26,000	36,000	6%
Phosphors	8,500	12,500	7%
Ceramics	7,000	9,000	4%
Other	7,000	10,000	19%
Totals	125,000	162,500	5%

Source:Technology Metals Research and Industrial Minerals Company of Australia Pty Ltd, 2013

 Green Technology and Key High-Tech Applications

The rare earths market fundamentals have weakened since prices peaked out in mid-2011. The decline in pricing is due to a number of factors including some substitution in the light rare earths, mainly in the area of glass polishing agents, as well as some design effort away from new applications utilizing rare earths.  Prices for the heavy rare earth elements, to which Tasman is most exposed, have stabilized at levels well above the long term average for these metals and have recently started to show some recovery, unlike light rare earths which continue to weaken.   As no new supply is forecast, management believes that prices will remain stable for the medium term.  Demand for rare earths is estimated to have grown at approximately 12% per annum in the last part of the decade.  The growth has principally been driven by the ever-increasing range of applications utilizing rare earths across consumer electronics, clean energy technologies, high-tech and defence applications, as traditional materials reach their operational performance limits.  Roskill Information Services Ltd. and Industrial Minerals Company of Australia Pty Ltd. forecast global consumption growth from an estimated 125,000 tonnes in 2010 to approximately 162,500 tonnes in 2016 representing a 5% per annum growth rate.

Rare earth prices vary significantly by element and have increased significantly over the past five years.

Rare Earth Common Commercial Uses and Pricing

Rare Earth Element	Commercial Uses	Price (US$/Kg)
Scandium	Stadium lights	n/a
Yttrium	Lasers	$21.50
Lanthanum	Electric car batteries	$6.25
Cerium	Lens polishes	$6.55
Praseodymium	Searchlights, aircraft parts	$117.50
Neodymium	High strength magnets	$75.50
Promethium	Portable X-ray units	n/a
Samarium	Glass	$9.00
Europium	Compact fluorescent bulbs	$1025
Gadolinium	Neutron radiography	$46.50
Terbium	High strength magnets	$925.00
Dysprosium	High strength magnets	$530.00
Holmium	Glass tint	n/a
Erbium	Metal alloys	n/a
Thulium	Lasers	n/a
Ytterbium	Stainless steel	n/a
Lutetium	None	n/a
 Source:  Metal Pages October 2013.

Approximately 96% of rare earths production currently takes place in China.  Chinese policy with respect to the export of rare earths, more stringent environmental standards, and the closure of small unsafe mining operations in China has had, and is expected to have, a significant impact on the market for rare earths.  China’s dominance in the rare earths market and their increasing significance in technological applications has given strategic significance to promising rare earths projects located outside of China.

Chinese government policies expected to impact the rare earths market include:

•	The introduction of a Chinese government-controlled unified pricing system for light rare earths;
•	The shutting down of small unsafe and illegal mining operations;
•	A reduction in the number of rare earths mining and processing facilities;
•	Increasingly tighter rare earths export quotas and the imposition of export tariffs ranging from 15-25%; and
•	Chinese government is currently working towards the build-up of national strategic rare earths mineral reserves.

China has imposed increasingly restrictive export quotas on rare earths year-over-year from 2005 to 2013, as shown in the table below:

Year	Annual Export Quota (tonnes REO)		Total	Change in Total
	Domestic Companies	Foreign Companies
2005	48,040	17,659	65,609	n/a
2006	45,752	16,069	61,821	-5.8%
2007	43,574	16,069	59,643	-3.5%
2008	40,987	15,834	56,939	-4.5%
2009	33,300	16,845	50,145	-11.9%
2010	22,512	7,746	30,258	-39.7%
2011	22,983	7,263	30,246	0.0%
2012	22,406	8,590	30,996	+2.5%
2013	22,299	8,700	30,999	0.0%
Source:  Technology Metals Research and Industrial Minerals Company of Australia Pty Ltd. 2013.

It has recently been reported that China has lost in a case against the country’s rare earth quota that was brought to the World Trade Organization seven years ago by the United States, Japan and the European Union. Currently the implications of this ruling are not known; however, China has already been responding to this issue by limited production capability and licences for producers of rare earths as opposed to controlling limits on export. This measure, in combination with the industry consolidation, has had and is expected to have a similar impact to that of the existing export quota limits. It is believed that China’s increased protectionist stance on the export of rare earths is in order to maintain a long-term domestic supply for domestic manufacturing and force foreign companies to set up and manufacture goods domestically.  China’s largest rare earths mine, Bayan Obo, which currently provides 50% of the world’s annual rare earths production as a by-product of iron mining operations, is at capacity and is expected to see declines in rare earths production rates as future ore selection is expected to contain lower grades of rare earths.  Several of China’s other rare earths mines present environmental or technical problems as a result of over exploitation or the mining method selected.

Historical rare earth pricing has been volatile in recent years.

Source: data acquired from Metal Pages and other sources to March October 2013

Environmental Protection

Our current and future operations, including activities on the properties or areas in which we have an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, site and mine safety, toxic substances and other matters.  Environmental protection requirements did not have a material effect on our capital expenditures and competitive position in the financial year ended August 31, 2013.

Foreign Operations

Our principal properties are located in Sweden.

A summary of the regulatory regime material to our business in Sweden is as follows:

Swedish Mining Laws and Regulations

The following is a summary of Swedish mining laws and regulations.  In addition, rules and regulations pertaining to mining exploration in Sweden are set forth in the “Guide to Mineral Legislation and Regulations in Sweden”, which is available from the offices of the SGU or on their website at www.sgu.se.

The Mining Inspectorate of Sweden (“Bergsstaten”) is the agency responsible for the administration of mineral resources in Sweden.  The Bergsstaten provides clear directives for conducting mineral exploration, which are available from the Bergsstaten website (www.bergsstaten.se).  The Bergsstaten comes under the authority of the Ministry of Industry, Employment and Communications in Sweden, and reports to, and receives administrative and other support from, the SGU.  The director of the Bergsstaten is the Chief Mining Inspector, appointed by the government of Sweden.  The functions of the Bergsstaten are to issue permits under the Minerals Act for the exploration and exploitation of mineral deposits and to ensure compliance with the Minerals Act.

Principal acts and ordinances of Sweden which govern the exploitation of minerals include:

•	The Minerals Act.
•	Minerals Ordinance.
•	The Act on the Continental Shelf.
•	The Continental Shelf Ordinance.
•	The Certain Peat Deposits Act.
•	The Certain Peat Deposits Ordinance.

Approval Process for Mining in Sweden

The following stages (and approvals) sets out the process and requirements to be followed in order to proceed from exploration through to final approval of mining in Sweden:

	Steps	Approval Required
1.	Exploration permit (undersökningstillstånd) (survey of the bedrock)	Mining Inspector
2.	Exploration work (undersökningsarbete) (when the environment or land use is affected)	County Administrative Board etc; Landowner
3.	Exploitation concession (bearbetningskoncession) (with environmental impact assessment and approval under chapters 3–4 of the Environmental Code)	Mining Inspector; County Administrative Board etc or Government in case of disagreement)
4.	Permission under the Environmental Code (Chapter 9 of the Code)	Environmental Court
5.	Designation of land (markanvisning)	Landowner; Mining Inspector
6.	Building permit under the Planning and Building Act	Local authority

Exploration Permits

Exploration permits are granted for specified areas that are judged by the Bergsstaten to be of suitable shape and size that are capable of being explored in “an appropriate manner”.  The current rules do not require annual minimum expenditures on claims, but a land fee is due upon first application for an exploration permit in the amount of SEK20/hectare, covering an initial period of three years.  If a claim or part of a claim is abandoned within 11 or 23 months of its granting date SEK16 or SEK10, respectively (of the original SEK20 fee) per abandoned hectare becomes refundable.

It is possible to extend the time a claim is held to a total of 15 years after the date of the original granting, but the annual fees per hectare increase substantially: SEK21/year/hectare for years four to six, SEK50/year/hectare for years seven to ten, and SEK100/year/hectare for years 11 to 15.  No further extension of mineral exploration permits is allowed after year 15.  The high fees in the later years discourage excessive claim holdings deemed to be of little value by the holder.  An exploitation concession (mining permit) can be applied for at any time while a claim is in good standing, and may be granted for a period of up to 25 years.  An exploration report, with results (raw data), must be submitted to the Bergsstaten.

An exploration permit gives the holder a preferential right to an exploitation concession and access to land for exploration work that does not damage the environment or land use.  An exploration permit does not entitle the holder to undertake exploration work that damages the environment (as assessed by the County Administrative Board), or land use (the consent of the landowner is required if no security is provided).

If security for compensation for encroachment has not been given, and the landowner has not given consent, exploration work is not permitted, or is permitted only on the basis of an exemption.

Contact with landowners in connection with exploration under the Minerals Act:

•	Every landowner in the area is to be notified of the decision to grant a permit.
•	The permit holder must give at least two weeks' notice of the exploration work.
•	Right to full compensation for damage and encroachment - the authorities are to decide if agreement cannot be reached.
•	The permit holder must provide security for compensation unless otherwise agreed by the landowner.
•	No exploration work closer than 100 m to a site with a building; otherwise the landowner must be asked for permission.

The Minerals Act relates to the exploration and exploitation of certain mineral deposits on land, regardless of the ownership of the land.  Applications for permits are made to the Bergsstaten.  The Minerals Act sets out which mineral substances its provisions apply to; these are known as concession minerals.  Concession minerals are divided into three categories, being traditional ores, certain industrial minerals, and finally oil, gas and diamonds.  Other minerals and other kinds of rock, gravel and sand are excluded from the Minerals Act and are normally referred to as landowner minerals.

An exploration permit (“Undersökningstillstånd”) gives access to the land and an exclusive right to explore within the permit area.  It does not entitle the holder to undertake exploration work in contravention of any environmental regulations that apply to the area.  Applications for exemptions are normally made to the County Administrative Board.

An exploration permit is granted for a specific area where a successful discovery is likely to be made.  It should be of a suitable shape and size and no larger than may be expected to be explored by the permit holder in an appropriate manner.  Normally, permits for areas larger than a total of 100 hectares are not granted to private individuals.  A permit would be granted if there is reason to believe that exploration in the area may lead to the discovery of a concession mineral.  An exploration permit is initially valid for a period of three years, after which it can be extended up to a total of 15 years if special conditions are met.  Compensation must be paid by the permit holder for damage or encroachment caused by exploration work.  When an exploration permit expires without an exploitation concession being granted, the results of the exploration work undertaken must be reported to the Bergsstaten.

Exploitation Concessions/Mining Leases

An exploitation concession (“Bearbetningskoncession”, which is also referred to in this annual report as a “mining lease”) gives the holder the right to exploit a proven, extractable mineral deposit for a period of 25 years, which may be extended.  Permits and concessions under the Minerals Act may be transferred with the permission of the Bergsstaten.

An exploitation concession relates to a distinct area, and as designated on the basis of the location and extent of a proven mineral deposit.  A concession may be granted when a mineral deposit is discovered which is probable technically and economically recoverable during the period of the concession, and if the nature and position of the deposit does not make it inappropriate to grant a concession.  Special provisions apply to concessions relating to oil and gaseous hydrocarbons.

Under the provisions of the Environmental Code, an application for an exploitation concession is to be accompanied by an environmental impact assessment.  Applications are considered in consultation with the County Administrative Board, taking into account whether the site is acceptable from an environmental point of view.  A special environmental impact assessment for the mining operation must always be submitted to the Environmental Court, which examines the impact of the operation on the environment in a broad sense.  The Environmental Court also stipulates certain conditions, if any, which the operation must meet.

Mining companies in Sweden (limited companies) pay corporations tax at a rate of 28% under the same rules as every other company.  Accordingly, there are no special taxation rules for such companies.  A royalty is paid on the value of minerals produced at a rate of 0.2%, which is shared between the landholder and the Swedish government, each receiving 0.15% and 0.05%, respectively.  The application fee for an exploration permit is SEK500 for each area of 2,000 hectares or part thereof.  The exploration fee varies for different concession minerals and for different periods of validity.  The application fee for an exploitation concession is SEK6,000 per area.

Bankruptcy and Similar Procedures

There are no proceedings against us or our subsidiaries in the nature of bankruptcy, receivership or similar proceedings, or any voluntary bankruptcy, receivership or similar proceedings by us within the three most recently completed financial years and up to the date of this annual report.

Social or Environmental Policies

We are committed to conducting our business activities in a manner that promotes sustainable development and improvement of social welfare in the regions in which we operate.  We make efforts to limit the impact of our activities on the natural environment and the surrounding communities.  We strive to conduct our business responsibly and in a way intended to protect our representatives, consultants, contractors, the community and the environment.  We are committed to conducting our business in a manner that provides a safe and healthy workplace and environment for our employees, contractors and representatives.

Organizational Structure

Tasman Metals AB, incorporated pursuant to the laws of Sweden, is our only subsidiary.  We own 100% of Tasman Metals AB.  Tasman Metals AB has an administrative office in Bollnäs, Sweden.

Property, Plant and Equipment

General

We are an “exploration stage company”, as our properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists on any of our properties further geological and metallurgical work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.  To date, we have not experienced any issues with locating service providers to perform services for our company.

All of our properties are without known reserves and our proposed programs are exploratory in nature.

Property Acquisitions

During the last three fiscal years we made the following property acquisitions:

Magnus Agreement

On June 7, 2012 we entered into a purchase and sale agreement with Magnus, a Finnish private company at arms-length to us, whereby we agreed to acquire 25 mineral exploration licenses (the “Magnus Licenses”) located in central Finland for a total consideration of 60,000 common shares of the Company.  On May 27,

2013, we issued an initial 30,000 common shares to Magnus with an estimated fair value of $25,500. We subsequently determined to record an impairment charge of $81,628 on the Magnus Licenses and we are proceeding with their relinquishment.

Bastnäs Property

On March 23, 2010, we entered into an option agreement to acquire a 90% interest in two exploration licenses, known as the Bastnäs property, located in the Bergslagen mining district, Sweden.  To earn the 90% interest, we were required to make cash payments totalling SEK 975,000 (SEK 65,000 paid) and incur contract services with the vendor totalling SEK 390,000 over a four year period.  During fiscal 2011, we made a decision to terminate the option agreement and wrote-off $14,803 of exploration and evaluation assets.

Otanmäki

In April 2010, we acquired a 100% interest in 3 adjoining claim reservations in Finland, Otanmäki 1, 2 and 3 which total 2626 hectares in size. The Otanmäki project lies in a historic mining district 450 km north of the capital Helsinki, and secured two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho. A total of 59 diamond drill holes for a total of 8,862 metres were drilled within the claimed area.

Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the Geological Survey of Finland (GTK). The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985. The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.

In September  2010, we announced an increase in our claim holding at Otanmäki, such that the Otanmäki project totaled 10,954 hectares in size. This change in claim holding included the application for claims is some areas where tenure had previously been secured by our claim reservations.

During a compilation and review of historic data, numerous mineralized boulder trains were identified at Otanmäki, the interpreted bedrock sources of which are now are secured within the expanded claim and claim reservation area.

To facilitate exploration at Otanmäki, we completed a 1,300 line km airborne magnetic and radiometric survey in October 2010.  The survey was conducted with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres. The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

Numerous high priority radiometric/magnetic anomalies were identified for follow-up, many of which were associated with known mineralized trends. We also performed checking of anomalous areas with mapping and sampling.

Twelve holes were drilled to confirm and extend mineralization at the Katajakangas and Kontioaho prospects.  No significant mineralization was encountered.

During fiscal 2013, we determined to record an impairment charge of $340,766 on the Otanmaki property, comprising 24 staked exploration claims, located in central western Finland.

During fiscal 2013, we determined to relinquish our claims and claim applications relating to our projects in Finland, including Korsnäs and Otanmäki.  Accordingly, we will no longer own any projects in Finland.

Significant Properties

Norra Kärr

Norra Kärr  is located in south-central Sweden, approximately 300 km southwest of Stockholm.  The project is approximately 15 km northeast of the small town of Gränna in a rural agrarian setting. The Norra Kärr project consists of four claims, Norra Kärr No. 1, Norra Kärr No. 2, Norra Kärr No. 3 and Norra Kärr No. 4, comprising approximately 5,079 hectares.
Norra Kärr Claim Map

Norra Kärr occurs along the border of two counties (Län), the Jönköpings Län in the south and the Östergötlans
Län in the north. The Norra Kärr property is an intermediate stage exploration project whose surface has been disturbed only by exploration drilling, trenching and sampling.

We hold our mineral properties indirectly through our wholly-owned subsidiary, Tasman Metals AB. Tasman Metals AB holds a 100 percent interest in the four exploration claims that together form Norra Kärr. These claims were issued for initial three year periods which expire in 2014 and 2015, but can be extended for a total of 15 years.  See “Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  In addition, we hold one mining lease for the Norra Kärr project which expires in 2038, which can be extended to 2063.  See “Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”

As at August 31, 2013, we have spent $7,202,949 related to the acquisition and exploration of the Norra Kärr property.

The property is accessible by road from Stockholm on highway E4 about 290 km southwesterly to the town of Gränna which lies on the eastern shore of Lake Vättern. From Gränna a secondary road heads northerly and then easterly under the E4, linking it with a gravel road that accesses the center of the property, a distance of just over 11 km.

Norra Kärr is accessible to infrastructure, services, electricity, supplies and a skilled and educated labor force. The city of Jönköping lies about 30 km south of Gränna and has a population in excess of 84,000. The city is also the seat of Jönköping Kommun (municipality) hosting a population of over 122,000 and is also the seat of the larger Jönköping Län (county) which contains a population in excess of 330,000. The city is accessible by either highway or rail.

Northeast of Gränna, about 90 km along highway E4, lays the city of Linköping, having a population of around 100,000. This city dates back 700 years and is known for its university and high tech industries, including the SAAB aircraft plant.

Power is expected to be supplied by a 40 kV cable from the west (by the company Jönköping Energy owned by the municipality of Jönköping) and/or a 130 kV cable from the east (supplied by the company E.on. or Vattenfall).  Several wind mill parks are planned to be constructed in the area and in order to connect them to the national power grid a 130 kV cable is planned close to the site. The national power grid exists within 15 km of the site and consists of both 220 kV and 400 kV power lines. The power cable ends in a 2 x 40 MVA transformer station approximately 2 km from the actual planned site.

The Norra Kärr property has not been the subject of significant historic exploration. It was a recent find by Swedish historical standards, and the metals present at the site have not been in great demand for exploitation until recent years. The earliest documentation relates to geological bulletins, petrographic and mineralogic studies of the unusual rocks present.

The Norra Kärr alkaline complex was discovered around 1906 when geological mapping was conducted in the area by the Swedish Geological Survey (SGU). Some “strange” green, fine-grained rocks were discovered which were subsequently investigated by Professor A. Törnebohm. Törnebohm’s investigation showed that the rockwas composed of a large portion of nepheline and also the rare zirconosilicates eudialyte and catapleiite. Further field studies in the area showed that other alkaline rock types were also present. Törnebohm called the finegrained, green rock “Catapleiite-Syenite” but later workers decided to give this rock type the more local name “Grennaite” after the town Gränna situated some 15 km south of the complex. Törnebohm published a brief geological description of Norra Kärr in 1906, which included a sketch map and a number of chemical analyses.

The most extensive scientific investigation of Norra Kärr was conducted by O.J. Adamsson (1944). The study comprises very detailed petrographical descriptions of the different rock types, as well as additional geochemical data. No drilling and very limited trenching had been conducted when Adamsson’s work was undertaken, and only a very small percentage of the surface of the intrusion was known.

During and immediately subsequent to the Second World War, the area was investigated and bulk sampled by Swedish mining company Boliden AB. Boliden was at this time mainly interested in the zirconium and to a lesser degree nepheline. In 1948, Boliden came to an agreement with the landowners at Norra Kärr regarding the mining rights and in 1949 some bulk sampling and concentration tests were performed. The results showed difficulty in separating nepheline and feldspar from the pyroxene aegirine, which resulted in elevated Fe values in the final concentrate. The market prices for zirconium dropped during this period due to the discovery and mining of large placer deposits containing zircons and monazite (especially in Brazil). The bulk sampling was subsequently suspended and research halted. Small blast pits remain from this period and only very small quantities is thought to have been mined.

In 1974, Boliden returned to the area to conduct further exploration. The main focus this time was been nepheline but it was concluded that economic extraction not was possible. Boliden excavated two large trenches, roughly east-west near the central part of the complex and separated by about 400 m on average. Archival data shows Boliden took up to 30 channel samples per interval along the northern trench. The intervals appear to have been chosen based largely on geological/mineralogical variations within the complex. The northern trench consists of 151 samples taken from 8 zones over an aggregate length of 398 m. The southern trench consists of a total of 169 samples taken from 8 zones over an aggregate 382 m.

Except for Boliden’s test sampling, there are no historical records of any mineral resources, reserves or production from the Norra Kärr Project area.

The Norra Kärr peralkaline nepheline-syenite complex is N-S elongated, approximately 1,300 m long and up to 460 m wide with a total surface area of approximately 380,000 m2 (38 hectares). It intrudes a suite of Proterozoic gneisses and granites referred to as the Växjö Granite which belongs to the Trans Scandinavian Igneous belt (1.85-1.65 Ga). The contacts between the Norra Kärr intrusive and the surrounding Växjö Granite are west dipping. Tasman’s diamond drilling has shown that the contact dips west at 35-45° except in the southernmost part where the dip is steeper.

Collectively the Norra Kärr intrusive complex is classified as a nepheline syenite, Nepheline belongs to the feldspathoid mineral group which is lacking in silica and often occurs in undersaturated alkaline intrusions.

Mineralization is associated with several textural types of grennaite that range from non-migmatitic to migmatitic.  The highest TREO and Zr grades are associated with increasing proportions of pegmatitic material that has invaded the grennaite. Typical grades (ZrO2% : %TREO) in drill core for these lithologies are: Grennaite (GT), fine-grained (0.48% : 0.278%); Grennaite, migmatitic (GTM) (1.58% : 0.494%); Grennaite, pegmatitic (PGT) (2.2% : 0.663%) and nepheline. syenite (2.02% : 0.617%).

The rock units comprising the Norra Kärr peralkaline intrusion are uncommon on a global scale, and include minerals that are composed of or associated with REE's, Zr, Nb, Y and Hf.

While previous academic work at Norra Kärr has reported other accessory minerals which potentially carry REE’s, mineral liberation analyses and microprobe studies have demonstrated that a majority of the REE’s are contained in eudialyte, a zirconosilicate which is consistently present in the mineralized rock units. The dominant zirconium bearing minerals at Norra Kärr are catapleiite and eudialyte both of which are abundant in grennaites on the property.

The first exploration permit was applied for on June 12, 2009, and granted on August 31, 2009. Prior to staking claims, we re-sampled reference samples from the Boliden trenches stored at the Swedish Geological Survey  in Mala, Sweden.

The recent diamond drilling, in combination with earlier work, has shown that about 85 percent of the surface area is composed of varieties of a green grey, aegirine-eudialyte-catapleite bearing nepheline syenite named by earlier workers “Grennaite” in reference to the local village. The remaining 15 percent is occupied by coarser grained alkaline rocks which previously were named Kaxtorpite, Lakarpite and Pulaskite.

On the basis of a NI 43-101 report prepared for us, we decided to commence diamond drilling in December 2009. A total of 26 diamond drill holes totaling 3275.7 m were drilled between December 2009 and May 2010.

At the beginning of our exploration program in 2009, we selected various samples for assay from a suite of rock specimens collected and archived by Boliden in the 1970s. Of the 30 samples we analyzed, 27 came from Norra Kärr intrusion. The TREO for these 27 samples ranged from 0.09 per cent to 0.70 per cent, and the percentage of the heavy rare earth oxide contained within these samples ranged from 20 to 69 per cent, averaging 54 per cent. This is a high ratio of HREO to LREO; most REE deposits contain 1 to 3 per cent HREO in the TREO.

We initiated drilling at the Norra Kärr site during the winter of 2009 continuing until spring 2010. We drilled 26 diamond drill holes totaling 3,275.74 m in five E-W orientated profiles across the Norra Kärr intrusion. These 26 holes were used within the first mineral resource calculation completed for us.

From January 2011 to August 2011, an additional 23 diamond holes were drilled for a total of 4,100.6 meters.

Our 2011 drilling program further confirmed the grade and continuity of the REE-Zr mineralization in the Norra Kärr peralkaline intrusive complex. A total of 7,376 m in 49 holes were completed.  A fourth phase of drilling was commenced in early 2012, with in-filled drilling to 50 m sections, and a total of 121 holes have been completed to date.

In March 2012, we announced the positive technical and financial results achieved from an independent PEA of Norra Kärr.  Following a review by the BCSC, a revised PEA was completed and submitted in July 2013.  The conclusions reached in the amended PEA have not varied from those disclosed in the previously filed PEA.  The PEA for Norra Kärr was completed by independent mining consultants Pincock, Allen & Holt of Denver, Colorado.  Metallurgical process design was completed by Mr. John Litz of JE Litz and Associates, Colorado, on the basis of data provided from process testing of Norra Kärr mineralization.

The July 2013 PEA financial highlights included:

•	$1,465 million after-tax net present value (“NPV”) at 8% discount rate.
•	45.6% after-tax internal rate of return (“IRR”).
•	After-tax payback period of 2.5 years.
•	$10.9 billion in revenue over the 40 year life of mine.
•	Initial capital expenditures of $266 million (including contingency of $42.8 million).
•	Average annual operating expenses of $74.3 million or $10.93 per kg of mixed total rare earth oxide (“TREO”) concentrate.
•	Conservative basket price of US $51 per kg.

The project is proximal to road, rail, power and operating ports, plus skilled personnel, minimizing the need for offsite infrastructure to be built by us.  Development of the project will occur as an open pit mine, with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  High purity precipitates of a mixed rare earth carbonate concentrate and a zirconium carbonate concentrate will be produced.

A summary of the operating assumptions for Norra Kärr can be found in Table 1 below:

Table 1: Norra Kärr Project, Annual Operating Summary

	Units	Year 1	Year 2	Year 3-20 (avg)	Year 21-40 (avg)
Total Tonnes mined (ore+waste)	Mt	2.91	2.54	2.82	2.58
Strip Ratio	Waste : Ore	2.86	1.24	0.87	0.75
Tonnes processed	Mt	752	1,133	1,504	1,458
Grade TREO	%	0.53	0.56	0.58	0.60
Grade ZrO2%		1.61	1.60	1.64	1.77
Recovery TREO	%	80%	80%	80%	80%
Recovery ZrO2%		60%	60%	60%	60%
Mixed TREO concentrate	Tonnes	3,165	5,067	6,946	7,004
Zirconium Carbonate concentrate	Tonnes	7,260	10,893	14,831	15,492

For the purposes of the PEA and following a supply and demand study of the heavy REE market, we requested to optimize the resource and pit that would allow for the production 6,000 - 7,000 tonnes of separated rare earth oxides per annum over an initial mine life of 20 years.  This production rate was chosen due the globally significant output of the heavy REE’s dysprosium, yttrium and terbium that would be produced from Norra Kärr under this scenario.

Using this production rate and duration guidance provided by us, a Whittle pit model was produced to estimate the in-pit Canadian Institute of Mines (CIM) compliant Mineral Resource as provided in Table 2.

The resource and PEA economic models assumed processing of mined material on site to produce two saleable intermediate products: mixed REO-Y concentrate and a zirconium concentrate.

Conceptual economic parameters required for preparation of Whittle® shells were compiled from several sources including mining industry cost guides. Processing plant operating costs were estimated from preliminary plant design criteria developed by us and our metallurgical consultants.  As the rare earth elements are not openly traded on international commodity markets, we and RPM considered several sources of pricing information to develop a “Basket Price” for the REOs contained in the Norra Kärr deposit. The Basket Price is discounted by 38 percent as the REEs are contained in a mixed REO-Y carbonate concentrate which requires additional, off-site separation and refining to yield individual REE metals.  The Basket Price used in the PEA was developed from the three-year averages for Dy and Tb and peer group reports for La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, and Y. Although Ho, Tm, Er, Yb and Lu are present in the Norra Kärr deposit, these elements were not included in the Basket Price due to the lack of reliable historical pricing information.

PAH considered that REE mineralization in the Norra Kärr deposit is amenable to surface mining and did not considered other mining methods.

Cautionary Note to Investors Concerning Estimates of Interred Resources

This section uses the term "inferred mineral resources".  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to Investors concerning estimates of Indicated Resources

This section uses the term "indicated resources".  We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  U.S. investors are cautioned not to assume that any part or all of an indicated resource will ever be converted into reserves.

Table 2: Norra Kärr Project, “CIM” Compliant March 2012 “In-Pit” Mineral Resource1 Estimate

Classification	Tonnes Mt	TREO %	LREO %	HREO %	HREO/TREO %	ZrO2%	Tonnes of Contained TREO
Indicated	41.6	0.57	0.28	0.29	50.8	1.71	237,120
Inferred	16.5	0.64	0.33	0.31	48.4	1.70	105,600
Notes:
1.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The PEA includes inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that the results projected in the PEA will be realized and actual results may vary substantially.

2.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
3.	Heavy Rare Earth Oxides (“HREO”) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.

4.
“In-pit” Mineral Resources were estimated using the Whittle pit optimization software and preliminary economic parameters for commodity prices, metal recoveries and current operating expenses as presented in the PEA.

5.	Mineral Resources are reported at a marginal cutoff grade of 0.17% TREO.
6.	Resource estimate assumes mining recovery 95%, dilution 5%.

Samples submitted by us used with the resource calculation quoted above were analyzed by the ME-MS81 technique  in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company’s exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists oversaw this data collection.  Metallurgical products produced during research were analyzed by the XRF technique in Finland.

During July 2012 we submitted an application for a mining lease covering Norra Kärr. In May 2013 the Swedish Mining Inspectorate (Bergsstaten) granted us the Norra Kärr mining lease.  A granted mining lease under the Swedish Mining Act is valid for 25 years, when it is available for renewal.  The application documented the extensive environmental, archeological and social impact data that was collected by consultants and assessed by the Swedish Mining Inspectorate for the granting of the mining lease.  We have been advised that the mining lease granted by the Swedish Mining Inspectorate (Bergsstaten) is currently under appeal from certain stakeholders.  The nature of the appeal shall determine the duration of the appeal process which may take up to twelve months.  The mining lease remains in full effect.

In November 2012, we reported on optimization results from expanded metallurgical testing at Norra Kärr.

Highlights of this work included:

•	High recovery of REE in a low mass during combined flotation – magnetic separation tests, including 82.5% yttrium oxide (Y2O3) and 76.9% TREO recovered in only 25.2% of the original mass;
•	High recovery of REE in magnetic separation tests on three major mineralized material types from Norra Kärr;
•	Eudialyte confirmed as the only REE-bearing mineral present in more than trace abundance in all mineralized material types;
•
All major mineralized material types shown to be mineralogically indistinguishable when ground to 500 micron, suggesting geological variation across the mineralized material body is unlikely to affect processing behavior;

•	Flotation test work very successful in separating aegirine from eudialyte using commercial reagent; and
•	Low-iron nepheline/feldspar fraction identified as potential by-product;

Three bulk samples totaling approximately 1.2 tonnes, representing the two major (PGT, GTM) and one minor mineralized material type (GTC) that comprise the Norra Kärr resource, were taken   Each sample was composited from drill core collected across the deposit, and is considered very representative.  All previous metallurgical testing was performed on blended material combining all mineralized material types.  Mineralogical character and metallurgical behavior of each mineralized material type was tested, to constrain future processing considerations.  Geochemical character of each mineralized material type based on drilling information is given in Table 4.

Table 4:  Summary of Principal Mineralized Material Type Geochemistry from Average Drilling Data

		TREO%	HREO/ TREO%	ZrO2%	Dy2O3 ppm	Y2O3 ppm	Tb2O3 ppm	Nd2O3 ppm
PGT	Pegmatitic Grennaite	0.614	54.7%	2.00	289	2300	42	662
GTM	Migmatitic Grennite	0.490	45.0%	1.52	184	1506	27	563
GTC	Grennaite	0.261	63.5%	1.33	152	1056	20	233

TREO = sum of La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
HREO = sum of Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3;
Most significant REO’s by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

Mineral Concentrate Tests

A range of mineral concentrate preparation tests were run, based on the previously reported results achieved  in 2011.  The aim was to produce a mineral concentrate containing most or all of the eudialyte (so achieving high recovery), while discarding most of the un-mineralized gangue material (so achieving low sample mass).  Tests were run in parallel on the different mineralized material types, however no significant variation in results by mineralized material type were observed.  While magnetic separation and flotation were the focus of research, gravity, electrostatic and centrifuge methods were also applied, each of which achieved only poor eudialyte separation.

Magnetic Separation

Due to the paramagnetic behavior of eudialyte, magnetic separation performed very well under non-optimized conditions.  Numerous tests were completed which demonstrated the excellent magnetic extractability of both eudialyte and a common iron-bearing mineral aegirine.  Review of external publications suggest aegirine is not soluble under the acid conditions considered for hydrometallurgical processing of Norra Kärr mineralized material, and shall therefore be inert in a REE-leach circuit.  Example recoveries achieved with single pass (not re-circulated) WHIMS (wet high intensity magnetic separation) using the -100 micron fraction of representative Nora Kärr mineralized material are provided in Table 5.

Table 5:  Recovery Associated With Magnetic Separation.

	Mass	TREO Recovery	ZrO2 Recovery	Fe2O3 Recovery
-100/+20 micron fraction	53%	97%	71%	99%
-20 micron fraction	23%	80%	41%	91%

Flotation

Extensive flotation testing was also completed.  While eudialyte does not appear amenable to efficient direct flotation, a commercially available flotation reagent at near-neutral pH was shown to be extremely effective in the selective removal of aegirine from eudialyte.

Aegirine is three times more abundant than eudialyte in typical mineralized material samples, therefore its removal greatly reduces the mass of the magnetic fraction.  Non-optimized test results indicate that approximately two thirds of the aegirine can be removed from the crushed sample prior to magnetic separation at a TREO recovery of 88%.  Removal of this material prior to magnetic separation significantly improves quality of the eudialyte concentrate, with only a small loss of REE.

Combined Flotation and Magnetic Separation

We have tested various scenarios combining flotation and magnetic separation.  One such combination proved extremely effective, where recovery for the total process was 82.2% of the yttrium oxide (Y2O3), 76.9% of the

TREO and 49.7% ZrO2 in only 25.2% of the mineral mass.  Recovery of other heavy REE’s (Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu) mirrors the recovery of Y2O3 in flotation and magnetic separation tests.

We have passed the research and process optimization role to the internal laboratories of magnetic separation equipment manufacturers.  This engagement ensures that recovery is optimized, and that the mine-scale equipment requirements of the Norra Kärr project are well understood by equipment manufacturers.

In March 2013, we announced the next stage of our hydrometallurgical testing program on Norra Kärr, which is to execute a series of leaching tests, extending and refining those completed to date by laboratories. REE recoveries exceeding 80% have been achieved during previous tests using sulfuric acid under atmospheric temperature and pressure conditions.  This leach test program is designed to maximize the recovery of the heavy REE's, reduce acid consumption, and constrain all remaining leaching variables.  Using mineral concentrate prepared for us, the concentrate sample was prepared from drill core collected across the Norra Kärr deposit and is considered representative.  Results from this testwork will be reported as they become available.

We have completed comminution (crushing and grinding) studies to characterize Norra Kärr mineralized material.  Work undertaken for us showed milling conditions lay within a normal processing range.  These comminution results will enable the design of the crushing and grinding circuits.

In July 2013, we announced the granting of a permit to extract a large surface sample for expanded metallurgical testing.  The permit allows for the extraction of 200 cubic metres of rock (approximately 500 tonnes) from selected locations that represent the Norra Kärr deposit.  The permit was granted by Länsstyrelsen Östergötland (County Administration Board of Östergötland), the Swedish government agency that manages land use in the region of Norra Kärr.

Planned Future Work

During the fiscal year ending August 31, 2014, our exploration program will focus on our expanded metallurgical testing programs as we continue with the optimization studies on how to most efficiently process the material from Norra Kärr. We will also conduct further environmental baseline studies and collect data for mine permitting plus general site works. We have budgeted $445,000 for metallurgical research which includes further assay costs, $86,000 for environmental and permitting and $25,000 for general site work.

Olserum

On October 13, 2011, we announced the acquisition of a 100% interest in a new heavy rare earth element project, comprising one claim, in southern Sweden, located only 100km east of our flagship Norra Kärr project.  This claim was originally issued for a three year term ending in March 2013 and has been renewed for an additional three year term, ending in March 2016.  The Olserum project was purchased outright from a private UK registered company for a total consideration of 37,746 of our fully paid common shares, with an estimated fair value of $95,120.   We subsequently staked a further five claims surrounding the original claim, all of which expire in December 2014; however, all of our claims can be extended for a total of 15 years.  See “Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  The project is secured by a granted exploration claim 1,100 Ha in size, and five surrounding exploration claims application 5,160 Ha in size.

The property is accessible by road from Stockholm on highway E22 approximately 250km south to the town of Gamleby, which lies in the archipelago of the Baltic east coast. 10km north of Gamleby a gravel road accesses Olserum from the main road to the center of the property, a total distance of about 12 km. An active railway passes through the property and transports goods to the port in the town of Västervik which lies 30km to the southeast of Olserum. Olserum is very close to infrastructure, services, electricity, supplies and a skilled and educated labor force. The city of Västervik lies about 30 km southeast of Olserum and has a population in excess of 20,000. The city is also the seat of Västervik municipality (kommun) hosting a population of 36,000 and is part of the larger

Kalmar County (Län) which contains a population in excess of 230,000. The city is accessible by highway, rail or boat.

Northwest of Olserum, about 65 km along main road 35, lays the city of Linköping, boasting a population around 100,000. This city dates back 700 years and is known for its university and high tech industries, including the SAAB aircraft plant.

The national power grid extends throughout the region and water resources are plentiful.

Location of Olserum Project

As at August 31, 2013, we have spent $613,182 related to the acquisition and exploration of the Olserum property.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey in the early 1990’s, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium enriched outcrops associated with historic iron ore prospects was noted.  In 2003 the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005 a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

Drilling discovered a REE mineralized zone 600 m in length and up to 100 m wide.  Drilling was performed on 40 m spaced profiles with typically two holes on each profile.

In late 2012, we completed a five hole program at Olserum.  Five holes were drilled that totalled 997.0 m to confirm previous drilling results and infill untested sections.  All holes intersected significant REE mineralization.

Petrological, mineral liberation analyser and microprobe research were undertaken to identify REE bearing minerals within 18 samples taken from Olserum drill core.  Mineralogy was determined to be simple, with coarse to fine grained xenotime, monazite and rare apatite recognized as the host to all significant REE’s.

Using all available drilling data, the first CIM compliant independent resource estimate for Olserum was published in February 2013.  The resource estimate was prepared by consulting geologists at ReedLeyton Consulting Pty Ltd. following site visits, core sampling and geological modelling.  Following a review by the BCSC a revised resource estimate was completed and submitted in July 2013.  The conclusions reached in the amended technical report have not varied from those disclosed in the previously filed report.  Along with Norra Kärr, Olserum is our second of resource-stage REE projects.

Mineral Resources were modelled applying six different TREO cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Tables 7 and 8).  At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO, both with 34% of the TREO being the higher value HREO.  Table 9 and 10 provide the grade averages for rare earth oxides at the various cut-offs.

Cautionary Note to Investors concerning estimates of Indicated Resources

This section uses the terms "measured" and "indicated resources".  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 7: Indicated Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	1.0	0.89	32.3	292	1800	1314	8,620
0.6	1.7	0.78	32.9	262	1610	1146	13,360
0.5	3.0	0.68	33.3	232	1420	996	20,650
0.4	4.5	0.60	33.9	209	1283	878	27,260	BASE CASE
0.3	6.3	0.53	34.4	187	1146	769	33,530
0.2	7.7	0.48	34.5	0.017	1042	700	37,030

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term "inferred mineral resources".  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

Table 8: Inferred Resource Estimate for the Olserum Deposit.
TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.7	0.9	0.85	31.8	288	1667	1294	7,947
0.6	1.6	0.77	32.5	264	1547	1151	12,088

TREO % Cut-off	Million Tonnes	TREO %	% of HREO in TREO	Dy2O3 ppm	Y2O3 ppm	Nd2O3 ppm	Tonnes of Contained TREO
0.5	2.5	0.69	33.6	242	1445	1018	16,960
0.4	3.3	0.63	33.7	222	1320	925	20,770	BASE CASE
0.3	4.2	0.57	33.9	202	1205	841	23,820
0.2	4.7	0.54	33.9	191	1134	790	25,050
Notes:
1.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
2.	HREO includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3
3.
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Bench scale metallurgical tests were completed on an Olserum composite sample by Swedish consultants Minpro AB in 2005.  Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%.

4.
The mineral resource estimate was completed by Mr. Geoffrey Reed, Senior Consulting Geologist of ReedLeyton Consultants Pty Ltd, and is based on geological and geochemical data supplied by us, audited by Mr. Reed.  Mr. Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

5.
The resource estimate has been classified as an Indicated and Inferred Resource based on the distance-space between sample data within the current deposit outline.  Variograms were obtained from a variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

6.	The resource estimate is based on:
▪
A database of 31 'In Resource' drill holes totalling 5,297m of diamond drilling completed by Tasman and previous project owner IGE since 2004 where samples were composited on 1m lengths.  All assays by both Tasman and IGE were completed at ALS Chemex's Vancouver laboratory.

▪
Specific gravity (SG) has an overall mean of 2.80 g/cc from 458 SG readings.  The mean of the mineralisation of 2.82 g/cc was used in the estimate and a mean of the host rock of 2.67 g/cc was used in the estimate

▪	Block model was estimated by ordinary kriging interpolation method on blocks 5m (x) x 20m (y) x 10m (z).
▪	Metallurgical test work at Olserum is in progress and no information was available at the time of this resource calculation.

In order to demonstrate that the mineralization as estimated in the block model has a reasonable expectation of being mined at some time in the foreseeable future, a mining optimisation exercise was completed for us.  As the mining concept for the Olserum Deposit is currently surface mining, Whittle® software was used to generate a conceptual pit shell.  Notwithstanding the pit optimisation exercise, it has not resulted in an engineered and operational open-pit mine design.  Operating assumptions used for the Whittle® pit shell were based on the PEA data from our more advanced Norra Kärr REE project that lies 100km northwest of Olserum with similar grade and surface aspect.  The economic assumptions used to derive the optimised pit shell include:

•	Stripping Cost $/tonne mined $3.66
•	Mining Cost $/tonne mined $3.66
•	Processing Cost $/tonne ore $41.48
•	REO Recovery 80.0%
•	Discount to TREO Basket Price 38.0% (accounts for REO separation charge)
•	Discounted TREO Price $31.0 kg
•	5 percent mining loss, 5 percent for mining dilution
•	Exchange rate US$1 : CA$1

Conceptual economic parameters required for preparation of Whittle® shells were compiled from several sources including mining industry cost guides. Processing plant operating costs were estimated from preliminary plant design criteria developed by us and our metallurgical consultants.  As the rare earth elements are not openly traded on international commodity markets, we and RPM considered several sources of pricing information to develop a “Basket Price” for the REOs contained in the Norra Kärr deposit. The Basket Price is discounted by 38 percent as the REEs are contained in a mixed REO-Y carbonate concentrate which requires additional, off-site separation and refining to yield individual REE metals.  The Basket Price used in the PEA were developed from the three-year averages for Dy and Tb and peer group reports for La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, and Y. Although Ho, Tm, Er, Yb and Lu are present in the Norra Kärr deposit, these elements were not included in the Basket Price due to the lack of reliable historical pricing information.

ReedLeyton Consulting Pty Ltd considered that REE mineralization in the Olserum deposit is amenable to surface mining and has not considered other mining methods.

Overall, we consider these assumptions are fair for the purpose of determining reasonable prospects for economic extraction of the Olserum deposit but do not demonstrate that the mineralization is economic, since the exercise is not at the level of a PEA and does not conform to the studies required for a PEA.

The drill-defined Mineral Resource at Olserum begins at surface and is open at depth and to the east.  The resources comprise parallel bodies of mineralization, with lower grade intervening material, trending approximately east-west and dipping steeply to the north.  Host rock to mineralization is a biotite and amphibole bearing foliated quartzite, with veins and patches of magnetite.  It is interpreted that mineralization may represent heavy mineral sediments which have been subsequently metamorphosed and folded.

Table 9: Indicated Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.125	0.281	0.034	0.131	0.029	0.001	0.029	0.005	0.029	0.006	0.017	0.002	0.015	0.002	0.180
0.6	0.109	0.244	0.030	0.115	0.026	0.001	0.026	0.004	0.026	0.005	0.015	0.002	0.014	0.002	0.161
0.5	0.094	0.212	0.026	0.100	0.023	0.001	0.023	0.004	0.023	0.005	0.014	0.002	0.012	0.002	0.142
0.4	0.083	0.186	0.023	0.088	0.020	0.001	0.021	0.004	0.021	0.004	0.012	0.002	0.011	0.002	0.128
0.3	0.072	0.163	0.020	0.077	0.018	0.000	0.018	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.115
0.2	0.065	0.147	0.018	0.070	0.016	0.000	0.017	0.003	0.017	0.004	0.010	0.001	0.009	0.001	0.104
Note: See “Cautionary Note to U.S. Investors Concerning Estimates of Indicated Resources” above.

Table 10: Inferred Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
TREO % Cut-off	La2O3	Ce203	Pr203	Nd203	Sm203	Eu203	Gd203	Tb203	Dy203	Ho203	Er203	Tm203	Yb203	Lu203	Y203
0.7	0.118	0.270	0.033	0.129	0.030	0.001	0.029	0.005	0.029	0.006	0.016	0.002	0.014	0.002	0.167
0.6	0.105	0.241	0.030	0.115	0.027	0.001	0.026	0.005	0.026	0.005	0.015	0.002	0.013	0.002	0.155
0.5	0.093	0.213	0.026	0.102	0.024	0.001	0.024	0.004	0.024	0.005	0.014	0.002	0.012	0.002	0.145
0.4	0.084	0.194	0.024	0.093	0.022	0.001	0.022	0.004	0.022	0.005	0.013	0.002	0.011	0.002	0.132
0.3	0.077	0.176	0.022	0.084	0.020	0.000	0.020	0.003	0.020	0.004	0.012	0.002	0.010	0.001	0.121
0.2	0.072	0.166	0.020	0.079	0.018	0.000	0.019	0.003	0.019	0.004	0.011	0.002	0.010	0.001	0.113
Note: See “Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources” above.

In August 2013, we announced results of the first phase of metallurgical testing on representative mineralization samples from the Olserum.  Magnetic separation and flotation tests completed by the Geological Survey of Finland (GTK) in Outokumpu produced a mineral concentrate with REE recovery in excess of 90% within a concentrate mass between 6% and 7% of the original sample.  This represents a very encouraging increase in REE grade of approximately 14 times.  A very high grade magnetite concentrate was also produced as a by-product during testing.  This metallurgical research, and the ongoing testing, was conducted and paid for under the European Commission’s EURARE research project as announced by us on July 10, 2013.  See “See Item 4. Information on the Company – Three Year History – Year Ended August 31, 2013.”

A well selected and homogenized sample of 75 kg of drill core was sent out for metallurgical testing.  Core was selected from across the deposit and is believed to reflect grade and mineralogical variation well.  Following a series of grinding tests, a suitable grind size was determined to be -75 μm (P80 75 μm) which was achieved by rod mill.  A testing flow sheet of low intensity magnetic separation (LIMS) followed by REE mineral flotation proved to be the most effective, for which 6 tests were performed.  In addition, direct flotation of biotite was tested but did not improve quality or grade of the REE concentrate sample.

As anticipated, the LIMS was extremely efficient in the separation of magnetite from other minerals present.  In test 8 the magnetic concentrate comprised 2.93% of the rock mass and showed a grade of Fe 65.5%, being very close to the iron content of pure magnetite.  The best REE recovery results were obtained where highest REE recovery was achieved in the lowest concentrate mass (mass pull) as described below:

Table 11: REE recovery for various tests from Olserum

Test	Concentrate Mass (Mass Pull)	Ce Recovery (%)	La Recovery (%)	Y Recovery (%)
3A	6.80%	88.4%	88.8%	92.7%
3B	8.42%	89.6%	90.1%	93.8%
8	5.99%	87.9%	85.3%	91.2%

Recovery data for all REE’s is not available at this time, however heavy REE recovery is anticipated to follow Y recovery due to chemical and physical similarity.  Additional testing is underway to improve the proposed flowsheet and better understand the processing behavior of the Olserum mineralization.

Planned Future Work

We will not be incurring significant costs on the Olserum project and do not intend to incur significant costs until a further financing is completed.  We are, however, continuing with certain costs mainly through continued metallurgical research, which costs are being largely funded through our participation in a European Union funding initiative studying the supply of critical materials.

Other Projects

Finland

In Finland, we have a total of 96 claims and claim applications.  During fiscal 2013, we determined to relinquish our claims and claim applications relating to our projects in Finland, including Korsnäs and Otanmäki.  Accordingly, we will no longer own any projects in Finland.

Korsnäs

As announced on February 3, 2010, seven 100% owned claim applications cover and surround the historic Korsnäs mine.  The Korsnäs REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.

No significant additional work has been completed. During fiscal 2013 we determined to proceed with the relinquishment of the Magnus and other Finnish licenses.

Otanmäki

The Otanmäki project consists of 24 claim applications two REE - niobium (Nb) - zirconium (Zr) prospects, named Katajakangas and Kontioaho.  A total of 59 diamond drill holes for a total of 8,862 metres have been drilled within the claimed area.  Katajakangas and Kontioaho were discovered in 1982, following the identification of REE-bearing boulder trains by the GTK.  The discoveries were followed up with various geochemical and geophysical methods, and with drill testing by Rautaruukki Oy between 1983 and 1985.  The REE mineralized horizon at Katajakangas was located by drilling in 1983, and at Kontioaho the year after.  We have access to all previous publically available exploration data and drill core.

To facilitate exploration at Otanmäki, on October 5, 2010, we announced the completion of a 1,300 line km airborne magnetic and radiometric survey.  The survey was conducted with flight line spacing a combination of 50 and 100 metres, and an aircraft elevation of 40 metres.  The detailed helicopter-borne survey measured total field magnetic intensity and radiometric data consisting of uranium, thorium, and potassium.

We completed a drilling program at Otanmäki during early 2011 with 12 holes drilled to identify extensions to known mineralization and test new areas of anomalism identified by the airborne radiometric and magnetic survey.

During fiscal 2013, we determined to record an impairment charge of $340,766 on the Otanmäki licenses and are proceeding with its relinquishment.

Siilinjärvi

This project consists of two claim applications totaling 450 ha covering outcrops of alkaline intrusive and carbonatite, rock units which are elsewhere known to host REE mineralization.  During fiscal 2013, we determined to proceed with relinquishment of the Siilinjärvi project.

Laivajoki

The Laivajoki project is a single 390 ha claim covering a 300 m x 4 km carbonatite intrusion that lies on a major structural boundary between mafic volcanics and granite, approximately 100 km southeast of the city of Rovaniemi.   During fiscal 2013, we determined to proceed with relinquishment of the Laivajoki project.

Other

During fiscal 2013, we relinquished certain exploration claims in Finland and Norway and recorded an additional impairment charge of $75,720.

Tungsten Projects

Sweden

As announced on October 10, 2013, we secured a 100% interest in a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden.  This new tungsten portfolio includes several of the largest known tungsten occurrences in Scandinavia, including the former Yxsjöberg mine which accounts for more than 90% of the tungsten previously produced in Sweden.  The projects were purchased outright for a total consideration of 50,000 of our fully paid common shares and $45,000.  A further 50,000 common shares are issuable upon commencement of production from any of the tungsten projects. All projects have extensive historic information including drilling, production and metallurgical data, and are supported by excellent road, rail and power infrastructure.

Based on its economic importance and high risk of supply disruption, tungsten has been named a “critical” metal in recent British Geological Survey (BGS) and European Commission (EC) publications.  Tungsten is an essential industrial element with hundreds of end-use applications.  It has the highest melting point (3,410°C) and highest tensile strength (19.3 gms/cc) of all pure metals and is, therefore, highly sought after for drilling and cutting equipment (termed hardmetals), specialty steels and aerospace applications.

Today, greater than 80% of tungsten is sourced from Chinese mines, and therefore, demonstrating similar resource security challenges to rare earth elements.   Since 2008, Chinese domestic demand has exceeded its own supply, resulting in a near doubling of price for tungsten concentrate over this period, and a gradual increase in total traded volume.  Tungsten demand growth has consistently outperformed GDP growth.

The acquired tungsten projects are approximately centered on the Yxsjöberg mine where a mill and tailings dam remain on site.  Simple road access links all project areas.

Yxsjöberg

The Yxsjöberg mine is the by far largest known tungsten mineralization in Sweden, from which more than 90% of all tungsten produced in the country emanates.  The deposit is of a skarn-hosted tungsten-copper-beryllium–fluorite style consisting of three ore bodies (Kvarnåsen, Nävergruvan, Finngruvan) which lie in the same folded, skarn altered limestone horizon.  Earliest records of mining date back to 1728 and small scale mining for copper continued intermittently until the 19th century.  The tungsten mineral scheelite (CaWO4) was first identified in 1862 and the earliest recorded production of tungsten from 1918. A new concentrator was built in 1937, and a roasting furnace and gravity separator added in 1951.  A circuit for the production of fluorite concentrate was added in 1956.  Fluorite remains a potential by-product to any future operation.

The price of tungsten fell in the early 1960’s, and the mine was closed in 1963 and subsequently allowed to flood.  By the end of the 1960’s however, the tungsten price had recovered and interest was renewed. In 1969 the Swedish State-owned mining company AB Statsgruvor acquired the mine and constructed a new concentrator and head frame.  This new plant began with gravity separation, but was converted to selective flotation in 1977.  The mine and plant were closed again in 1989 due to low tungsten prices, when the deepest levels of the mine had reached approximately 600 m.  A total of more than 5 million tonnes of ore averaging approximately 0.35% WO3 (with additional copper and fluorite) were extracted during the life of the Yxsjöberg mine.  Significant mineralization remained in situ at the final closure in 1989.

Apart from remediation and environmental management, the plant has largely been left untouched since the closure of the mine, as have two large tailings dams estimated to contain a total of 4.6 million metric tonnes of material.

Wigström (15 km SE of Yxsjöberg)

The historic tungsten mine of Wigströmsgruvan fed ore to the nearby Yxsjöberg mine mill.   Scheelite (CaWO3) and fluorite (CaF2) mineralization occur in garnet-diopside skarn within mafic metavolcanics.  Approximately 0.13 million tonnes of ore with 0.28% WO3 was mined and transported to Yxsjöberg between the years 1978-1981.  Mineralization is documented to remain open along strike and at depth at the time of the mine closure.

Sandudden (7 km NE of Yxsjöberg)

The Sandudden deposit was tested by more than 30 drill holes between 1978 and 1979 by AB Statsgruvor.  In 1979 test mining and processing of approximately 17,000 tonnes with 0.22% WO3 was completed.  The mineralization is scheelite-fluorite with similar characteristics to Wigströmsgruvan and Yxsjöberg.

Gensgruvan (25 km N of Yxsjöberg)

The small Gensgruvan tungsten mine operated briefly in the 1940’s. Production figures from 1944 record 1,600 tonnes of ore were mined with an average grade of 0.3% WO3. A second mine was also operated, named Molybdengruvan, with grades of 0.34% WO3.  Geological mapping at the time discovered numerous outcrops containing scheelite mineralization which remain untested, along with a large number of mineralized boulders the source of which remains unknown. Outcrops with grades similar Molybdengruvan mine have been recorded.

Gussarvet (70 km NE of Yxsjöberg)

A 15 hole diamond drill program was completed at Gussarvet in the early 1980’s.  The tungsten mineralization occurs in skarn and epidote-quartzite associated within a 100m wide NE-SW trending carbonate horizon.

Gustavsberg (50 km SE of Yxsjöberg)

Several old iron mines are located within the Gustavsberg claim area.  The iron lodes were documented to have an adjacent skarn alteration zone containing copper and tungsten mineralization.  Mine geologists reported discoveries of “up to football-sized patches of scheelite" in the footwall skarn.  No modern exploration for tungsten has been conducted in the area although prospectors have reported scheelite in the remnant waste dumps.

We are currently compiling historic data for this tungsten portfolio.

Item 4A.  Unresolved Staff Comments.

Not Applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of our financial position, changes in financial position and results of operation the fiscal years ended August 31, 2013, 2012 and 2011 should be read in conjunction with our accompanying audited consolidated financial statements and related notes included therein.

The effects of inflation and price changes have not had a material impact on our operations since our inception.

Our financial statements were prepared on a going concern basis which assumes that we will be able to realize our assets and discharge liabilities in the normal course of business.

Critical Accounting Estimates

Critical Judgments and Sources of Estimation Uncertainty

The preparation of our consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

(ii)
Management is required to assess the functional currency of each entity of our company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which we operate.  As no single currency was clearly dominant we also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)	Management is required to assess impairment in respect of intangible exploration and evaluation assets.

The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined impairment indicators were present in respect of the Otanmaki property and certain other exploration and evaluation assets and as a result an impairment test was performed.

Management has determined that there were no triggering events present as defined in IFRS 6 with the other properties as at August 31, 2013 and as such, no impairment test was performed.

(iv)
Although we take steps to verify title to exploration and evaluation assets in which we have an interest, these procedures do not guarantee our title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  We review the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

(ii)
The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  As a result of this assessment, management has carried out an impairment test on our Otanmaki property and certain other exploration and evaluation assets and an impairment charge of $498,114 was made in fiscal 2013.

Changes in Accounting Policies

During fiscal 2013 we changed our accounting policy with respect to exploration and evaluation expenditures.  In prior years our policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  We have elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

Significant Accounting Policies

A complete summary of our significant accounting policies is set out in Note 4 of the consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, filed herewith.

Exploration and Evaluation Assets

We are in the exploration stage with respect to our investment in exploration and evaluation assets and accordingly follow the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties and crediting all proceeds received against the cost of the related properties.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, our ability to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

We recognize in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

               Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property, plant and equipment are depreciated annually on a straight-line basis over the estimated useful life of the assets at a rate of 20%.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

We compare the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

                Impairment of Assets

At each financial position reporting date, the carrying amounts of our assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  Cash is classified as FVTPL.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost.  Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary.  Investments in common shares are classified as available-for-sale.

Transaction costs associated with FVTPL are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities.

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2013, 2012 and September 1, 2011, we have not classified any financial liabilities as FVTPL.

                Share Capital

Common shares issued by us are classified as equity.  Costs directly attributable to the issue of common shares, share purchase warrants and share options are recognized as a deduction from equity, net of any related income tax effects.

                Equity Financing

We engage in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties.  These equity financing transactions may involve issuance of common shares or units.  Units typically comprise a certain number of common shares and share purchase warrants.  Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the terms of the transaction.  We adopted a residual value method with respect to the measurement of common shares and share purchase warrants issued as private placement units.  The fair value of the common shares issued in the private placements is determined by the closing quoted bid price on the price reservation date, if applicable, or the announcement date.  The balance, if any, is allocated to the attached share purchase warrants.

                Share-Based Payment Transactions

The share option plan allows our employees and consultants to acquire shares of our company.  The fair value of share options granted is recognized as a share-based compensation expense with a corresponding increase in the equity settled share-based payments reserve in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest.  The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted.  At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.  However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date we receive the goods or the services.

Foreign Currency Translation

                Functional and Presentation Currency

The financial statements of each of our subsidiaries are prepared in the local currency of their home jurisdictions.  Consolidation of each subsidiary includes re-measurement from the local currency to the subsidiary’s functional currency.  Each subsidiary’s functional currency, being the currency of the primary economic environment in which the subsidiary operates, is the Canadian dollar.  The consolidated financial statements are presented in Canadian dollars.

Exchange rates published by the Bank of Canada were used to translate subsidiary financial statements into the consolidated financial statements.  Income and expenses for each statement of comprehensive loss presented are translated using the rates prevailing on the transaction dates.  All resulting foreign exchange differences are recognized in comprehensive loss.

                Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive loss.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  We are not exposed to significant credit or interest rate risk although cash is held in excess of federally insured limits with a major financial institution.  As at August 31, 2013, 2012 and September 30, 2011 we did not have any cash equivalents.

Amounts Receivable

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.  Receivables are classified as loans and receivables.  A provision for impairment of receivables is established when there is objective evidence that we will not be able to collect all amounts due according to the original terms of the receivables.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired in the ordinary course of business from suppliers.  Payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer).  If not, they are presented as non-current liabilities.

Payables are classified as other financial liabilities initially at fair value and subsequently measured at amortized cost using the effective interest method.

                Decommissioning Provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral interest by us or on our behalf.  Costs for restoration of site damage which is created on an ongoing basis during exploration and evaluation are provided for at their net present values and charged against profits in the period such exploration and evaluation occurs.

Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2013, 2012 and September 30, 2011 we do not have any decommissioning obligations.

                Current and Deferred Income Taxes

The tax expense comprises current and deferred income tax.  Tax is recognized separately in the statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity.  In this case the income tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

                Current Tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax relating to items recognized directly in equity or other comprehensive income (“OCI”) is recognized in equity or OCI and not in the statement of comprehensive loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

                Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share.

                Accounting Standards and Interpretations Issued but Not Yet Adopted

As of the date of this annual report, the following standards, amendments and interpretations have not been applied in the consolidated financial statements.

(i)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2015.

(ii)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated - Special Purpose Entities.

(iii)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 11 establishes principles for financial reporting by parties to a joint arrangement.  IFRS 11 supersedes the current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

(iv)
IFRS 12 Disclosure of Interest in Other Entities; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

(v)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 13 defines fair value, sets out in a single IFRS, a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

Management is currently assessing the impact of these new standards on our accounting policies and financial statement presentation.

Operating results

Three Months Ended August 31, 2013 Compared to the Three Months Ended August 31, 2012

During the three months ended August 31, 2013 (the “2013 Quarter”) we reported a net loss of $1,142,325 ($0.01 per share), compared to a net loss of $440,640 ($0.00 per share) for the three months ended August 31, 2012 (the “2012 Quarter”), an increase in loss of $701,685.  The increase in loss in the 2013 Quarter was attributed primarily to the following:

(i)	recognition of an impairment of exploration and evaluation assets in the 2013 Quarter of $481,040 compared to $nil in the 2012 Quarter; and
(ii)	legal expense of $187,737 in the 2013 Quarter compared to $21,683 in the 2012 Quarter as a result of legal services rendered on the base shelf prospectus.

Year Ended August 31, 2013 Compared to the Year Ended to August 31, 2012

As we are in the exploration stage of investigating and evaluating our unproven mineral interests, we have no revenue.

During the year ended August 31, 2013 (“fiscal 2013”), we incurred a net loss of $3,481,242 ($0.06 per share), a decrease in loss of $2,655,817, compared to a loss of $6,137,059 ($0.10 per share) for the year ended August 31, 2012 (“fiscal 2012”).  The decrease in loss during fiscal 2013 was attributed primarily to the recognition of share-based compensation of $654,705 in fiscal 2013 compared to $3,699,139 in fiscal 2012.  During fiscal 2012 we granted 2,270,000 share options compared to 230,000 share options granted in fiscal 2013.   In addition during fiscal 2013 we recorded $491,230 for share-based compensation on the re-pricing of 1,706,500 share options.

Excluding share-based compensation, general and administrative expenses decreased by $92,509 from $2,531,574 during fiscal 2012 to $2,439,065 during fiscal 2013 period.  Specific general and administrative expenses of note during fiscal 2013 are as follows:

•
incurred $126,793 (2012 - $71,528) for accounting and administration of which $48,650 (2012 - $48,000) was charged by Chase Management Ltd. (“Chase”), a private corporation controlled by Mr. Nick DeMare, one of our directors and $78,143 (2012 - $23,528) was charged by a third party accounting service in Sweden commencing June 1, 2012.  Prior to June 1, 2012 the accounting and administration services in Sweden were conducted by salaried employees;

•	general exploration costs of $88,577 (2012 - $48,085) relating to general exploration and property due diligence in Sweden and Finland;
•
$194,759 (2012 - $277,123) for travel expenses, primarily for our personnel to oversee our ongoing property exploration programs, attend international investment conferences and meet with consumers of REE production to establish working relationships.  Travel expenses were lower during fiscal 2013 compared to fiscal 2012 period due to less corporate travel by management and directors;

•
legal fees of $260,129 (2012 - $123,599) were incurred.  During fiscal 2013 legal services were mainly related to the base shelf prospectus whereas in fiscal 2012 legal services were related to obtaining a listing on the NYSE MKT;

•
office expenses of $206,279 (2012 - $305,653) of which $66,728 (2012 - $168,020) was for the maintenance of the exploration office in Sweden.  During fiscal 2012, office expenses in Sweden were higher as we were incurring costs to set up a new exploration office;

•
we had retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities.  During fiscal 2013 we paid Mining Interactive $10,500 (2012 - $42,000).  Effective November 30, 2012 we terminated our arrangement with Mining interactive;

•
incurred $699,141 (2012 - $708,443) for professional services, of which we incurred $307,741 (2012 - $302,759) by our directors and officers, $252,990 (2012 - $243,375) by consultants in Sweden and $138,410 (2012 - $162,309) by consultants for general corporate services;

•	$162,000 (2012 - $162,000) for management fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, our President and CEO;
•
audit fees of $41,947 (2012 - $72,091) for the year-end audit.  The change between fiscal 2013 and fiscal 2012 was solely due to the timing of billings by the auditors for services rendered in respect to auditing our year-end accounts;

•	salaries and benefits of $290,616 (2012 - $204,970) for employees in the exploration office in Sweden. The increase was due to increased personnel during fiscal 2013;
•
corporate development expenses of $110,374 (2012 - $214,946) were incurred for services and costs relating to corporate development and market awareness.  These expenses were lower during fiscal 2013 compared to fiscal 2012 due to our scaling back on these activities during this current economic period;

•	regulatory fees of $69,403 (2012 - $126,355) were incurred. During fiscal 2012 we listed on the NYSE MKT in December 2011 and paid significant registration filing fees to list on the NYSE MKT; and
•
rent of $59,414 (2012 - $48,623) were incurred for offices in Canada and Sweden.  During fiscal 2013 we increased our office space in Sweden to accommodate additional consultants and salaried employees.

During fiscal 2013 we recorded $654,705 (2012 - $3,699,139) for share-based compensation comprised of $154,000 (2012 - $3,307,750) for the immediate vesting of 230,000 (2012 - 2,270,000) share options granted and $9,475 (2012 - $391,389) for vesting of options granted in prior periods.  In addition we recorded $491,230 (2012 - $nil) for share-based compensation on the re-pricing of 1,706,500 share options.

During fiscal 2013 we received $301,250 (2012 - $620,642) from the exercise of warrants and share options for 1,250,000 (2012 - 1,052,947) common shares.  No equity financings were conducted in either fiscal 2013 or 2012.

During fiscal 2013 we issued 30,000 (2012 - 37,746) common shares to acquire exploration and evaluation assets.

Interest income generated in fiscal 2013 was $95,935, a decrease of $55,363 from $151,298 earned in fiscal 2012.  The decrease in income in fiscal 2013 was due solely to reduced levels of cash compared to the fiscal 2012.  We only hold our cash in checking accounts, savings accounts or cashable guaranteed investment certificates (“GICs”) issued by major Canadian financial institutions.

Three Months Ended August 31, 2012 Compared to the Three Months Ended August 31, 2011

During the three months ended August 31, 2012 (the “2012 Quarter”) we reported a net loss of $440,640 ($0.01 per share), compared to a net loss of $1,362,020 ($0.02 per share) for the three months ended August 31, 2011 (the “2011 Quarter”), a decrease in loss of $921,380.  The decrease in loss in the 2012 Quarter was attributed to a number of significant fluctuations as follows:

•
during the 2012 Quarter we recorded a $201,720 credit for share-based compensation due to ongoing adjustments in the Black-Scholes calculations for the unvested portions of share option grants.  During the 2011 Quarter we recorded a $899,266 share-based compensation amount;

•
increase of $252,282 in professional fees in the 2012 Quarter ($406,750) compared to the 2011 Quarter ($154,468), due to the appointment of our Vice-President of Corporate Development in July 2012 and the engagement of a number of consultants and consulting firms in fiscal 2012 who provided services in 2012 but were not engaged in 2011.

Year Ended August 31, 2012 Compared to the Year Ended to August 31, 2011

As we are in the exploration stage of investigating and evaluating our unproven mineral interests, we have no revenue.

During the year ended August 31, 2012 (“fiscal 2012”), we incurred a net loss of $6,137,059($0.10 per share), an increase in loss of $775,635, compared to a loss of $5,361,424 ($0.10 per share) for the year ended August 31, 2011 (“fiscal 2011”).  The increase in loss during fiscal 2012 was attributed primarily to the higher levels of exploration conducted and general corporate activities incurred in fiscal 2012 compared to fiscal 2011.

Excluding share-based compensation, general and administrative expenses increased by $1,017,844 from $1,513,730 during fiscal 2011 to $2,531,574 during fiscal 2012.  Specific general and administrative expenses of note during fiscal 2012 are as follows:

•	$76,328 (2011 - $85,175) for accounting, administration and rent charged by a private corporation controlled by one of our directors;
•	general exploration costs of $48,085 (2011 - $113,780) relating to general exploration and property due diligence in Sweden, Finland and Norway.
•
$277,123 for travel expenses (2011 - $177,338), primarily for increased travel by our personnel to oversee our ongoing property exploration programs, negotiate corporate financing activities and attend international investment conferences;

•	legal fees of $123,599 (2011 - $86,530). During fiscal 2012 significant legal fees were incurred for services relating to the listing on the NYSE MKT exchange;
•	regulatory fees increased by $91,077 from $35,278 in fiscal 2011 to $126,355 in fiscal 2012 due to additional fees paid on our listing on the NYSE MKT;
•	office fees of $305,653 (2011 - $84,659) of which $168,020 (2011 - $48,828) was for the maintenance of the exploration office in Sweden;
•	we retained Mining Interactive Corp. (“Mining Interactive”) to provide market awareness and investor relation activities. During fiscal 2012, we paid Mining Interactive $42,000 (2011 - $41,500);
·
paid $708,443 (2011 - $221,770) for professional services, of which we incurred $302,759 (2011 - $118,412) for professional services provided by directors and officers of our company.  The significant increase in fiscal 2012 occurred due to the appointment of a new position, Vice-President of Corporate Development, in July 2011 and the increase in services provided by consultants and consulting firms in fiscal 2012;

•	$162,000 (2011 - $158,250) for management and professional fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, our President and CEO;
•
audit fees of $72,091 (2011 - $67,903) for the year-end audit.  The fluctuation between fiscal 2012 and fiscal 2011 is due to increased audit services provided for our year-end financial statements; and

•	salaries and benefits of $204,970 (2011 - $116,028) for employees in the exploration office in Sweden, reflecting increased personnel.

During fiscal 2012, we recorded $3,699,139 (2011 - $4,628,620) for share-based compensation comprised of $3,307,750 (2011 - $4,001,200) for the immediate vesting of 2,270,000 (2011 - 1,700,000) share options granted and $391,389 (2011 - $627,420) for vesting of options granted in prior periods.

During fiscal 2012, we received $620,642 from the exercise of warrants and share options for 1,052,947 common shares.  In addition, we issued 37,746 common shares, at an estimated fair value of $95,120, for the acquisition of the Olserum Project.  During fiscal 2011, we completed a private placement of 5,000,000 units for $7,500,000 and received a further $5,644,515 on the exercise of share options, warrants and compensation options for 11,374,887 common shares.

Interest income generated in fiscal 2012 was $151,298, an increase of $15,515 from $135,783 earned in fiscal 2011.  We only hold our cash in checking accounts, savings accounts or GICs issued by major Canadian financial institutions.  In addition the GICs are redeemable within 30 days from the date of purchase.

Investment

We hold 2,647,059 common shares of Hannans Reward limited (“Hannans”), a public company listed on the Australian Stock Exchange, which have been designated as available-for-sale for accounting purposes.  To date there have been no dispositions of the Hannans shares.  As at August 31, 2013 the quoted market value of the investment was $24,805.

Exploration and Evaluation Assets

During fiscal 2013 we incurred a total of $2,222,888 (2012 - $3,872,099; 2011 - $1,626,805) on the acquisition, exploration and evaluation of our unproven resources assets, of which $1,890,245 (2012 - $3,495,562; 2011 - $1,240,096) was on the Norra Kärr property and $332,643 (2012 - $376,537; 2011 - $386,709) was on other properties.  In addition during fiscal 2013 we recorded an impairment of exploration and evaluation assets of $498,114 (2012 - $nil; 2011 - $14,803) on certain properties.

	Rare Earth Element Properties				Iron Ore Projects
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Other $	Total $
Balance at August 31, 2010	577,046	13,641	-	83,923	13,278	687,888
Exploration costs
Assays	3,588	-	-	-	-	3,588
Consulting	197,664	69,094	-	10,630	-	277,388
Database	2,967	3,889	-	3,387	-	10,243
Drilling	546,211	125,832	-	-	-	672,043
Exploration site	61,207	6,324	-	1,407	-	68,938
Geochemical	159,347	8,667	-	713	-	168,727
Geological	171,593	14,348	-	20,404	-	206,345
Geosurvey	48,000	67,625	-	-	-	115,625
Maps	1,550	2,235	-	3,743	-	7,528
Salaries	12,255	-	-	-	-	12,255
Sample preparation	1,066	-	-	-	-	1,066
Site preparation	4,562	3,804	-	-	-	8,366
Travel	15,739	2,584	-	-	-	18,323
	1,225,749	304,402	-	40,284	-	1,570,435
Acquisition costs
Mining rights	14,347	-	-	39,617	2,406	56,370
Impairment	-	-	-	(14,803)	-	(14,803)
Disposition	-	-	-	-	(12,824)	(12,824)
	-	-	-	(14,803)	(12,824)	(27,627)
Balance at September 1, 2011	1,817,142	318,043	-	149,021	2,860	2,287,066
Exploration costs
Consulting	847,733	21,791	54,407	8,104	-	932,035
Core cutting	49,498	-	-	-	-	49,498
Database	2,350	-	-	2,086	-	4,436
Drafting	3,331	-	1,603	-	-	4,934
Drilling	1,348,072	-	123,017	-	-	1,471,089
Environmental	6,236	-	-	-	-	6,236
Exploration site	96,272	113	2,008	-	-	98,393
Fuel	7,878	303	650	-	-	8,831
Geochemical	275,352	-	21,834	-	-	297,186
Geological	13,568	-	7,121	-	-	20,689
Maps	50	-	-	670	-	720
Metallurgical consulting	27,262	-	-	-	-	27,262
Metallurgical testing	377,605	-	-	-	-	377,605
Preliminary economic assessment	203,904	-	-	-	-	203,904
Pre-feasibility study	103,612	-	-	-	-	103,612
Salaries	52,623	-	-	-	-	52,623
Sample preparation	34,900	-	-	-	-	34,900
Travel	40,080	516	2,009	420	-	43,025
	3,490,326	22,723	212,649	11,280	-	3,736,978
Acquisition costs
Mining rights	5,236	-	103,488	26,397	-	135,121
Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165

	Rare Earth Element Properties				Iron Ore Projects
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Other $	Total $
Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165
Exploration costs
Consulting	400,543	-	186,511	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	-	3,698	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	-	119	-	-	21,898
Fuel	1,253	-	668	-	-	1,921
Geochemical	385,093	-	35,306	-	-	420,399
Geological	92,398	-	31,511	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	-	17,791	-	-	17,791
Travel	24,257	-	83	-	-	24,340
	1,890,245	-	275,687	1,920	-	2,167,852
Acquisition costs
Mining rights	-	-	21,358	33,678	-	55,036
Impairment	-	(340,766)	-	(157,348)	-	(498,114)
Balance at August 31, 2013	7,202,949	-	613,182	64,948	2,860	7,883,939

	August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,179,904	7,202,949
Otanmaki	-	-	-
Olserum	124,846	488,336	613,182
Other	49,088	15,860	64,948
Iron Ore Properties	2,406	454	2,860
	199,385	7,684,554	7,883,939

	August 31, 2012
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	5,289,659	5,312,704
Otanmaki	801	339,965	340,766
Olserum	103,488	212,649	316,137
Other	86,288	100,410	186,698
Iron Ore Properties	2,406	454	2,860
	216,028	5,943,137	6,159,165

	September 1, 2011
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	16,078	1,801,064	1,817,142
Otanmaki	801	317,242	318,043
Other	59,891	89,130	149,021
Iron Ore Properties	2,406	454	2,860
	79,176	2,207,890	2,287,066

Cash Flows

During fiscal 2013 cash decreased by $4,176,548.  Operations utilized $1,912,254, investing activities (mainly for expenditures on exploration and evaluation assets) utilized $2,565,544, and financing activities (from exercise of share options) generated $301,250.

During fiscal 2012 cash decreased by $5,439,056.  Operations utilized $2,592,628, investing activities (mainly for expenditures on exploration and evaluation assets) utilized $3,467,070, and financing activities (from exercise of share options and warrants) generated $620,642.

During fiscal 2011 cash increased by $10,617,393.  Operations utilized $1,380,048. Investing activities (mainly for expenditures on exploration and evaluation of assets) utilized $920,809 and financing activites (from financings) generated $12,918,250.

Liquidity and Capital Resources.

We manage our capital structure and makes adjustments to it, based on the funds available to us, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of our management to sustain future development of the business.  We define capital that we manage as share capital, cash and cash equivalents and short-term investments.  We will continue to assess new properties and seek to acquire an interest in additional properties if we feel there is sufficient geologic or economic potential and if we have adequate financial resources to do so.  Management reviews our capital management approach on an ongoing basis and believes that this approach, given the relative size of our company, is reasonable.

To date we has not conducted any borrowing outside of our accounts payable and accrued liabilities incurred for operations and exploration activities.  We maintain our cash primarily in Canadian currency in a major Canadian financial institution.  The funds are held in interest-bearing accounts or cashable guaranteed investment certificates.  We are not exposed to significant credit or interest rate risk although cash is held in excess of federally insured levels.

We advance funds to our subsidiary as required to satisfy ongoing levels of operations.  There are no legal or economic restrictions on the ability of our subsidiary to transfer funds to us in the form of cash dividends, loans or advances.

As at August 31, 2013, we had working capital of $5,094,986.  We believe we currently have sufficient financial resources to conduct anticipated exploration programs and meet anticipated corporate administration costs for the upcoming twelve month period.  We have prepared a budget of approximately $3,056,000 for the fiscal year ending August 31, 2014,  comprising of $2,500,000 for corporate and field general administration and overheads and $556,000 for limited exploration, metallurgy and permitting activities on the Norra Kärr property.

We have relied solely on equity financing to raise the requisite financial resources.  While we have been successful in the past, there can be no assurance that we will be successful in raising future financing should the need arise.

We have filed a final short form base shelf prospectus with certain Canadian and US securities regulatory authorities. The shelf prospectus was declared effective on October 1, 2013.  The shelf prospectus will allow us to offer, from time to time over a 25-month period, up to $25 million of common shares, units and warrants.  However, U.S. securities law limits the issuance of securities, restricting the size of any offering to one-third of the aggregate market value worldwide of our common shares held by non-affiliates of our company in any 12-month period.

We intend to use any net proceeds received from any offering pursuant to such shelf prospectus to to continue to advance our Norra Kärr and Olserum projects as well as for additional exploration at other non-material properties as opportunities arise and for general administrative and corporate purposes, except as otherwise may be disclosed in a prospectus supplement relating to such offering. We expect that the proceeds from any offering under the shelf prospectus will be primarily used for funding of the exploration program for the Norra Kärr project, which will include, but not be limited to, ongoing metallurgical testing, geotechnical and hydrology studies, engineering, permitting and the preparation of a pre-feasibility study. We may also use a portion of the proceeds from an offering for further drilling and metallurgical testing at the Olserum project. We had a negative operating cash flow for the year ended August 31, 2013. To the extent we have negative operating cash flows in future financial periods, we may need to deploy a portion of our existing cash reserves or identify additional sources of financing to fund such negative cash flows.

We are not required to offer or sell all or any portion of the securities pursuant to the shelf prospectus in the future and will only do so if we believe market conditions warrant it.

Research and Development / Exploration Expenses

During the fiscal years ended August 31, 2013, 2012 and 2011, we spent $2,167,852, $3,736,978, and $1,570,435 respectively, on mineral exploration costs.

Trend Information

None of our assets are currently in production or generate revenue.

Our ability to raise additional funds in order to complete our plan to develop the Norra Kärr or Olserum REE properties may be impacted by future prices of REE.  The marketability of our common shares and our ability to raise other sources of financing will be dependent on the prices of REE. If the global demand for REEs decreases it could adversely impair our ability to obtain financing at reasonable terms in order to fund the exploration and future development of our mineral properties.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table summarizes our obligations and commitments to make future payments for the periods specified as of August 31, 2013:
Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase Obligations	$45,6001,2	$45,6001,2	None	None	None
Long-Term Debt Obligations	None	None	None	None	None
Capital (Finance) Lease Obligations	None	None	None	None	None
Operating Lease Obligations	None	None	None	None	None
Other Long-Term Liabilities Reflected on our Balance Sheet under IFRS.	None	None	None	None	None
Total	$45,6001,2	$45,6001,2	None	None	None

1. Amount is based on 60,000 shares which were to be issued to Magnus pursuant to a Purchase and Sale Agreement dated June 7, 2012, and the closing price of our common shares on the TSX Venture Exchange on August 30, 2013, which was $0.76. During fiscal 2013, we determined to proceeding with relinquishment of the projects under the Purchase and Sale Agreement with Magnus, and, accordingly, we will not be issuing any additional shares to Magnus.

2. We entered into a Letter Agreement with Tumi Resources Limited (“Tumi”) dated October 7, 2013 (the “Letter Agreement”), pursuant to which we agreed to purchase certain exploration licenses and the associated technical information from Tumi in exchange for (a) a total of 100,000 of our common shares, and (b) $45,000.  With respect to the 100,000 shares to be issued to Tumi under the terms of the Letter Agreement, the shares are two be issued in two phases: (a) 50,000 shares on closing, and (b) 50,000 shares in the event of commencement of commercial production from any of the properties.  As of the date of this annual report, we have issued 50,000 shares to Tumi in connection with the closing of the transaction which occurred on November 12, 2013.  We do not know if, or when, the remaining 50,000 shares will be issued.  Based on the closing price of our common shares on the TSX Venture Exchange on November 26, 2013, which was $0.92, the remaining 50,000 shares have a value of $46,000. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

Item 6. Directors, Senior Management and Employees.

Name, Occupation and Residence

The following table sets forth the name, municipality, province or state of residence, position held with us, the date of appointment, and principal occupation within the immediately preceding five years for our directors and executive officers.  The statement as to securities beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this annual report.  Each director serves until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with our articles (the “Articles”).  Officers of the Company hold their offices until the next annual general meeting when they are re-appointed by the board of directors immediately after the annual general meeting.

Name, Position, Municipality of Residence and Age(1)	Principal Occupation or Employment during the Past 5 years(1)	Director/Officer Since(2)
MARK SAXON President, Chief Executive Officer & Director Victoria, Australia 43
Professional Geologist. President and CEO of Tasman. Founding director of Flinders Resources Limited, Darwin Resources Corp. and  Mawson Resources Limited ("Mawson").  Mr. Saxon is a Fellow of the Australasian Institute of Mining and Metallurgy and a member the Australian Institute of Geoscientists.
Since October 22, 2009

Name, Position, Municipality of Residence and Age(1)	Principal Occupation or Employment during the Past 5 years(1)	Director/Officer Since(2)
NICK DEMARE Chief Financial Officer & Director British Columbia, Canada 59
Chartered Accountant.  President of Chase Management Ltd. since 1991.  Chase is a private company which provides accounting, management, securities regulatory compliance and corporate secretarial services to companies listed on the TSXV and The Toronto Stock Exchange and its predecessors.  He also serves as an officer and/or director of a number of publicly listed companies. Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia.
Since October 22, 2009
DAVID HENSTRIDGE(3)(4)(5)(6) Non-Executive Chairman & Director Victoria, Australia 65
Self-employed professional geologist,
Mr. Henstridge was the President & CEO of Tumi from January 2000 to January 2013. Founding director of Tasman, Tumi, Mawson and Tinka Resources Limited.  Mr. Henstridge has a B.Sc. (Hons) in Geology and is a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of the both the Australian Institute of Geoscientists and the Geological Society of Australia.
Since October 22, 2009
MICHAEL HUDSON Director Victoria, Australia 44
Professional Geologist.  President CEO, Chairman and a founding director of Mawson and founding director of Darwin Resources Corp. and Flinders Resources Limited. He is a Fellow of the Australasian Institute of Mining and Metallurgy and Member of both the Society for Economic Geologists and Australian Institute of Geoscientists.
Since October 22, 2009
ROBERT G. ATKINSON(3)(4)(5)(6) Director British Columbia, Canada 73	Self-employed businessman, Vice Chairman of Spur Ventures, Director of Sprott Resource Lending Corp.	Since October 22, 2009
GILLYEARD (GIL) LEATHLEY(3)(4)(5)(6) Director British Columbia, Canada 76	Qualified Mine Surveyor and Industrial Engineer, Chief Operation Officer of Sunward Resources Ltd. since 2011. Previously, independent mining consultant from January 2000 to November 2010.	Since September 13, 2011
JAMES POWELL Vice President - Corporate Development Ontario, Canada 39
President of Albis Capital Corp. since February 2012. Partner of Terre Partners from July 2011 to January 2012. Equity Research Analyst for Laurentian Bank Securities from April 2010 to July 2011; Northern Securities from November 2007 to March 2010; and GMP Securities from June 2004 to November 2007.
Since July 15, 2011
MARIANA BERMUDEZ Corporate Secretary British Columbia, Canada 38
Employed by Mawson since April 2013.  Previously, employed by Tumi since January 2004 Corporate Secretary of  Tinka Resources Limited, Mawson, Tasman, Flinders Resources Limited, Darwin Resources Corp. and Kola Mining Corp.

Since October 22, 2009

(1)	The information as to country of residence and principal occupation, not being within our knowledge, has been furnished by the respective director or officer individually.
(2)	We were formed on October 22, 2009 through the Amalgamation.
(3)	Denotes member of the Audit Committee.
(4)	Denotes member of the Compensation Committee.
(5)	Denotes member of the Nominating Committee.
(6)	Denotes member of the Corporate Governance Committee

There are no family relationships between any of our directors or executive officers.  To the best of our knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of our officers or directors was selected as an officer or director of Tasman.

On September 23, 2011, we adopted a Code of Business Conduct and Ethics and Compensation Committee, Corporate Governance Committee and Nominating Committee Charters.  The charters were last reviewed on July 30, 2013.

As of October 31, 2013, our directors and officers beneficially owned, directly or indirectly, or had control of or direction over an aggregate of 13,037,010 of our common shares, representing approximately 21% of the issued and outstanding common shares as of October 31, 2013.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of our directors or executive officers (or any of their personal holding companies) is, or during the ten years preceding the date of this annual report has been, a director, chief executive officer or chief financial officer of any company, including Tasman, that:

(a)
was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)
was subject to a cease trade order or similar order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the relevant company and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

Except as disclosed below, no director or executive officer (or any of their personal holding companies) or, to the best of our knowledge, shareholder holding a sufficient number of securities to materially affect the control of Tasman:

(a)
is, or during the ten years preceding the date of this annual report has been, a director or executive officer, of any company, including Tasman, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b)
has, within the ten years preceding the date of this annual report, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Except as disclosed below, no director or executive officer (or any of their personal holding companies) or to the best of our knowledge, shareholder holding a sufficient number of securities to materially affect the control of Tasman, has been subject to:

(a)
any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body which would likely be considered important to a reasonable investor in making an investment decision.

Nick DeMare is a former independent director of Andean American Mining Corp. (“Andean American”).  On August 2, 2007, the BCSC issued Andean American a cease trade order for deficiencies in Andean American’s continuous disclosure material related to its resource properties and for deficiencies in a previously filed technical report.  On October 22, 2007, Andean American filed an amended NI 43-101 and issued a clarifying news release.  The BCSC revoked the cease trade order and the shares resumed trading on October 24, 2007.

Nick DeMare is director and officer of Salazar Resources Limited (“Salazar”).  On September 10, 2010, the BCSC issued Salazar a cease trade order for deficiencies in a previously filed technical report.  On October 12, 2010, Salazar filed a new NI 43-101 report.  The BCSC revoked the cease trade order and the shares resumed trading on October 18, 2010.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises, a director who has such a conflict will be required to disclose the conflict in accordance with applicable corporate law and to abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with applicable corporate law, our directors are required to act honestly and in good faith with a view to our best interests. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

Compensation

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all annual and long term compensation for services in all capacities provided to us for the financial years ended August 31, 2013, 2012 and 2011 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and Chief Financial Officer), as at August 31, 2013, whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of Tasman, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers”):

Name and principal position	Year(1)	Salary ($)(2)	Option-based awards ($)(3)	All other compensation ($)	Total compensation ($)(2)
Mark Saxon President & CEO	2013 2012 2011	162,000 162,000 158,250	Nil 432,000 Nil	Nil Nil Nil	162,000 594,000 158,250
Nick DeMare CFO	2013 2012 2011	30,000 30,000 22,500	Nil 302,000 Nil	53,125(4) 52,800(4) 62,675(4)	83,125 384,800 85,175
James Powell(5) Vice-President of Corporate Development	2013 2012 2011	Nil Nil 19,912	51,250(3) 196,735 234,864	126,000(6) 151,009(7) Nil	177,250 349,744 254,776

NOTES:

1.	Financial years ended August 31.
2.	All amounts shown were paid in Canadian currency, our reporting currency.
3.
Figures represent the grant date fair value of the options.  We used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies. Key assumptions used for fiscal 2013: Risk-free interest rate – 1.10%; estimated volatility – 98%; expected life – 3 years; estimated dividend yield – 0%; estimated forfeiture rate – 0%.

4.	Billed by Chase, a private company owned by Mr. DeMare, for administrative, accounting and management services provided and office rent.
5.	Mr. Powell was appointed as Vice-President of Corporate Development on July 15, 2011.
6.	Billed by Albis Capital Corp. (“Albis”), a private company owned by Mr. Powell, for professional services provided.
7.	Of this amount, $73,009 was paid to 7531577 Canada Inc., a company of which by Mr. Powell is a former partner and $78,000 was paid to Albis.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets forth for the NEOs, the incentive stock options (option-based awards), pursuant to our stock option plan, outstanding as at August 31, 2013.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Mark Saxon	300,000	2.70	January 9, 2015	-
Nick DeMare	200,000(2)	2.13	January 9, 2015	-

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James Powell	100,000 60,000 125,000 285,000	4.22 2.13 0.66	July 15, 2014 January 9, 2015 April 12, 2016	- - 12,500 12,500

NOTES:
1.
This amount is calculated as the difference between the market value of the securities underlying the options on August 30, 2013, being the last trading day of the Corporation’s shares for the financial year, which was $0.76, and the exercise price of the option.

2.	Includes 50,000 options granted to Chase.

Incentive Plan Awards – Value Vested or Earning During The Year

The following table sets forth for the NEOs, the value vested during the financial year ended on August 31, 2013 for options awarded under our stock option plan, as the value earned under non-equity incentive plans for the same period.

Name	Option-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation - Value earned during the year ($)
Mark Saxon	Nil	N/A
Nick DeMare	Nil	N/A
James Powell	51,250(1)	N/A

NOTES:

1.
Figures represent the grant date fair value of the options.  The Corporation used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies. Key assumptions used for fiscal 2013: Risk-free interest rate – 1.10%; estimated volatility – 98%; expected life – 3 years; estimated dividend yield – 0%; estimated forfeiture rate – 0%.

Termination and Change of Control Benefits

Effective October 1, 2010, we entered into a Management Agreement with Sierra Peru Pty Ltd. pursuant to which we have retained the services of Mr. Mark Saxon as our President and CEO.  Under the terms of the agreement, we pay a monthly fee of $13,500 for Mr. Saxon’s services, which shall continue until the agreement is terminated in accordance with the terms of the agreement. In addition, we have agreed to reimburse certain expenses incurred in connection with our business and to issue Mr. Saxon stock options as approved by the board of directors from time to time.  In the event that Mr. Saxon's services are terminated (i) by us without cause or (ii) in certain circumstances in connection with a change of control of Tasman, then we will be required to pay all accrued and unpaid compensation (and accrued expenses) plus 24 months compensation (which as of August 31, 2013 would be $324,000). Sierra Peru Pty Ltd. is owned jointly by Mr. Saxon and Mr. Michael Hudson, a director of Tasman.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors for our most recently completed financial year.

Name	Fees Earned ($)	Option-based awards ($)(1)	All other compensation ($)	Total ($)
David Henstridge	48,000	-	-	48,000
Michael Hudson	30,000	-	-	30,000
Robert G. Atkinson	18,000	-	-	18,000
Gillyeard Leathley	30,000	-	-	30,000
Mark Saxon	See note(1)	-	-	-
Nick DeMare	See note(1)	-	-	-

NOTES:

1.	Messrs. Saxon and DeMare are NEOs and their compensation is disclosed in the Summary Compensation Table above. Messrs. Saxon and DeMare do not receive compensation for their services as directors.

Outstanding Option-Based Awards

The following table sets forth for each director, other than those who are also NEOs of Tasman, all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
David Henstridge	200,000	2.70	January 9, 2015	-
Michael Hudson	200,000	2.70	January 9, 2015	-
Robert G. Atkinson	50,000 50,000 100,000	2.13 1.87	January 9, 2015 May 3, 2015	- -
Gillyeard Leathley	50,000 50,000 100,000	2.13 1.87	January 9, 2015 May 3, 2015	- -

NOTE:

1.
Value is calculated based on the difference between the exercise price of the option and the closing price of our common shares on the TSXV on August 30, 2013, being the last trading day of our shares for the financial year, which was $0.76.

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets forth, for each director, other than those who are also NEOs of Tasman, the value of all incentive plan awards vested during the year ended August 31, 2013.

Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Henstridge	Nil	N/A
Michael Hudson	Nil	N/A
Robert G. Atkinson	Nil	N/A
Gillyeard Leathley	Nil	N/A

A description of the significant terms of our stock option plan is found under the heading “Item 6. Directors, Senior Management and Employees – Share Ownership – Stock Option Plan.”

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding compensation plans under which securities of Tasman are authorized for issuance to directors, officers, employees and consultants in effect as of the end of the fiscal year ended August 31, 2013:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Securityholders	3,781,500	2.01	2,303,598
Equity Compensation Plans Not Approved By Securityholders	N/A	N/A	N/A
Total	3,781,500	2.01	2,303,598

NOTE:

(1)
We currently have in place a "rolling" stock option plan whereby the maximum number of common shares that may be reserved for issuance pursuant to the stock option plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. See “Item 6. Directors, Senior Management and Employees – Share Ownership – Stock Option Plan” for further particulars of the stock option plan.

Retirement Benefits

We do not provide any pension or retirement benefits to our offices or directors.

Indebtedness of Directors and Executive Officers of our Company

None of our directors or executive officers or any associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to us or any of our subsidiaries at any time during our last completed financial year, other than routine indebtedness.

Interest of Informed Persons in Material Transactions

Other than transactions carried out in the normal course of business of our company or any of our affiliates, none of our directors or executive officers, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of Tasman nor an associate or affiliate of any of the foregoing persons had since September 1, 2012 (the commencement of our last completed financial year) any material interest, direct or indirect, in any transactions which materially affected us or any of our subsidiaries or in any proposed transaction which has or would materially affect us or any of our subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

Board Practices

Our Board of Directors (the “Board”) is responsible for our corporate governance policies and has separately designated standing Corporate Governance, Compensation, Nominating and Audit Committees.  See “Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee,” below, for information on our Audit Committee.

Sections 804 and 805 of the NYSE MKT Company Guide require that the Nominating Committee and the Compensation Committee of a NYSE MKT listed company must be comprised solely of independent directors.

As of the date of this annual report, the Nominating, Corporate Governance and Compensation committees are comprised of three members: Gil Leathley, Robert G. Atkinson, and David Henstridge.  Messrs. Leathley, Atkinson, and Henstridge have previously been determined to be independent under applicable NYSE MKT requirements and Rule 10A-3 under the Exchange Act.  See “Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee.”

Corporate Governance Committee

The Corporate Governance Committee is responsible for identifying and making recommendations to the Board as to the structure of the Board and the committees of the Board to be constituted from time to time and the structure of those committees, conduct annual reviews the Board of Directors Mandate and the Charter of each committee of the Board and make recommendations to the Board with respect thereto in order to ensure that all aspects of corporate governance of our company and our management and the performance of our obligations to our shareholders, employees and members of the public are being effectively reviewed.  In addition, the Board will arrange for annual surveys of the Board to be conducted with respect to their views on the effectiveness of the Board, its committees and the directors and make recommendations to the Board regarding the position descriptions for the Chair of the Board of Directors and each Chair of a committee of the Board of Directors.

In connection with our continuous disclosure obligations, the Corporate Governance Committee is responsible for:

(a)
reviewing and approving any corporate governance report to be made in accordance with applicable securities laws and stock exchange regulations for inclusion in our management information circular, annual report and/or annual information form; and

(b)
reviewing and approving our disclosure of the Corporate Governance Committee Charter and any information regarding the Corporate Governance Committee and its activities, when required, in our annual information form, management information circular and/or annual report.

The Corporate Governance Committee is also responsible for monitoring and making recommendations with respect to the following matters:

(a)	shareholder and investor issues including the adoption of shareholders rights plans and related matters;
(b)	policies regarding management serving on outside boards;
(c)	retirement policy for directors based upon age, health or other considerations;
(d)	our charitable and political donation policies;
(e)	our Code of Business Conduct and Ethics and compliance therewith, including the granting of any waivers from the application of the Code;
(f)
our Stock Trading Policy and compliance therewith, including reviewing systems for ensuring that all directors and officers of our company who are required to file insider reports pursuant to the Stock Trading Policy do so;

(g)	our Corporate Disclosure Policy and compliance therewith;
(h)
the retainer, subject to the Corporate Governance Committee’s approval and at the expense of our company, of outside advisors for individual members of the Board in appropriate circumstances and the procedures relating thereto;

(i)	policies regarding director responsibilities;
(j)	policies regarding director access to management; and
(k)	policies regarding management succession.

Compensation Committee

The Compensation Committee is responsible for:

(a)	reviewing our overall compensation philosophy;
(b)	addressing matters related to compensation of the Chief Executive Officer (the “CEO”);
(c)	making recommendations to the Board with respect to non-CEO and director compensation, incentive-compensation plans and equity-based plans;
(d)	reviewing executive compensation disclosure before we publicly disclose this information; and
(e)	performing any other duties or responsibilities expressly delegated to the Compensation Committee by the Board from time-to-time relating to our compensation programs.

With respect to compensation of the CEO, the Compensation Committee is responsible for:

(a)	reviewing and approving corporate goals and objectives relevant to CEO compensation;
(b)	evaluating the CEO’s performance in light of those corporate goals and objectives; and
(c)	determining or making recommendations to the Board with respect to the CEO’s compensation level based on this evaluation.

In determining the long-term incentive component of the compensation of the CEO, the Compensation Committee considers our performance and relative shareholder return, the value of similar incentive compensation given to CEO’s at comparable companies and the compensation given to the CEO in past years.

Nominating Committee

With respect to the director recruitment in general, the Nominating Committee is responsible for:

(a)
conducting an analysis of the collection of tangible and intangible skills and qualities necessary for an effective Board given our current operational and financial condition, the industry in which we operate and our strategic outlook;

(b)	periodically comparing the tangible and intangible skills and qualities of the existing Board members with the analysis of required skills and identifying opportunities for improvement; and
(c)	recommending, as required, changes to the selection criteria used by the Board to reflect the needs of the Board.

Nominees will be selected for qualities such as integrity, business judgment, independence, business or professional expertise, international experience, residency and familiarity with geographic regions relevant to our strategic priorities.

If we are legally required by contract or otherwise to provide third parties with the right to nominate directors, the selection and nomination of those directors need not involve the approval of the Nominating Committee.

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

A copy of each of the Corporate Governance, Compensation and Nominating Committee Charters may be found on our website at www.tasmanmetals.com.

Audit Committee

Composition and Responsibilities

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE MKT Company Guide. As of August 31, 2013, our Audit Committee was composed of Messrs. Leathley, Henstridge and Atkinson (Chair).

Section 803B(2)(a) of the NYSE MKT Company Guide provides that “[e]ach issuer must have . . . an audit committee of at least three members, each of whom . . . satisfies the independence standards specified in Section 803A and Rule 10A-3 under the Securities Act of 1934.”

Messrs. Leathley, Atkinson and Henstridge are considered independent under Section 803A of the NYSE MKT Company Guide and Rule 10A-3 of the SEC.

All of the members of the Audit Committee are financially literate.

The Audit Committee’s Charter sets out its responsibilities and duties and requirements for the composition of the Audit Committee, Audit Committee meetings and the Audit Committee’s funding and hiring of advisors.  A copy of the Audit Committee Charter is attached as Exhibit 15.8 to this annual report and incorporated by reference into this annual report.

See “Item 16A. Audit Committee Financial Expert.”

Employees

As at August 31, 2013, we had five full-time employees and employed eight part-time employees and/or contractors.

Share Ownership.

The following table sets forth certain information regarding ownership of our shares by our officers and directors as of October 31, 2013.

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Shares	Mark Saxon	3,011,632(2)	4.92%
Common Shares	Nick DeMare	2,946,559(3)	4.83%
Common Shares	David Henstridge	2,879,395(4)	4.72%
Common Shares	Michael Hudson	2,886,652(5)	4.73%
Common Shares	Robert Atkinson	650,272(6)	1.07%
Common Shares	Gillyeard Leathley	222,000(7)	0.36%
Common Shares	James Powell	285,000(8)	0.47%
Common Shares	Mariana Bermudez	155,500(9)	0.25%

NOTES:

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from October 31, 2013, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 60,850,982 shares of common stock outstanding as of October 31, 2013.

(2)
Includes 275,000 shares held by Mr. Saxon, 2,436,632 shares held by Mr. Saxon’s family trusts, and vested options held by Mr. Saxon to acquire 300,000 shares at a price of $2.70 per share which expire on January 9, 2015.

(3)
Includes 2,722,559 shares held by Mr. DeMare, 24,000 shares owned by DNG Capital Corp. and vested options held by Mr. DeMare to acquire 200,000 shares at a price of $2.13 per share which expire on January 9, 2015.

(4)
Includes 2,655,088 shares held by Mr. Henstridge, 20,724 shares held by Mr. Henstridge’s spouse, vested options held by Mr. Henstridge to acquire 200,000 shares at a price of $2.70 per share which expire on January 9, 2015, and warrants held by Mr. Henstridge’s spouse to acquire 3,583 common shares at a price of $1.85 per share which expired on November 17, 2013.

(5)
Includes 275,000 shares held by Mr. Hudson, 2,411,652 shares held by Mr. Hudson’s family trusts and vested options held by Mr. Hudson to acquire 200,000 shares at a price of $2.70 per share which expire on January 9, 2015.

(6)
Includes 550,272 shares held by Mr. Atkinson and vested options held by Mr. Atkinson to acquire 100,000 shares at a price of $1.87 per share as to 50,000 options expiring on May 3, 2015 and as a price of $2.13 per share as to 50,000 which expire on January 9, 2015.

(7)
Includes 22,000 shares held by Mr. Leathley and vested options held by Mr. Leathley to acquire 200,000 shares at a price of $3.37 per share as to 100,000 options which expire on September 13, 2014, at a price of $2.13 per share as to 50,000 options that expire on January 9, 2015 and at a price of $1.87 per share as to 50,000 options that expire on May 3,2015

(8)
Vested options held by Mr. Powell to acquire 285,000 shares at a price of $4.22 per share as to 100,000 options which expire on July 15, 2014, at a price of $2.13 per share as to 60,000 options that expire on January 9, 2015 and at a price of $0.66 as to 125,000 options which expire on April 12, 2016.

(9)
Includes 5,500 shares held by Ms. Bermudez in retirement accounts, vested options held by Ms. Bermudez to acquire 150,000 shares at a price of $2.13 per share which expire on January 9, 2015, and vested options held by Ms. Bermudez’s spouse to acquire 75,000 shares at a price of $1.40 per share which expire on January 6, 2014.
All of our shareholders have the same voting rights.

Stock Option Plan

In 2009, we adopted a rolling stock option plan (the “Plan”), which makes a total of 10% of our issued and outstanding shares available for issuance thereunder. The Plan was approved by the TSXV on November 2, 2009.  The Plan was last ratified and approved by the shareholders at a meeting held on March 14, 2013.  In accordance with the policies of the TSXV, a rolling plan, which is the type of plan we have adopted, requires the approval of our shareholders on an annual basis.  The purpose of the Plan is to provide us with a share related mechanism to enable us to attract and retain qualified directors, officers, employees and consultants, promote a proprietary interest in our company and our affiliates among our employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of our company and our affiliates.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of our company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of our company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of our issued and outstanding share capital, unless we obtain approval from the disinterested shareholders.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan:

(a) The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of our issued and outstanding shares. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of our shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV or, if the shares are no longer listed for trading on the TSXV, then such other exchange or quotation system on which the shares are listed and quoted for trading.

(b) The Board may not grant options to any one person which will exceed 5% of our issued and outstanding shares in any 12 month period, unless disinterested shareholder approval is obtained.

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

(d) If the option holder ceases to be a director of our company or ceases to be employed by us (other than by reason of death or termination for cause), as the case may be, then the option granted shall expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by us, or for those holders engaged in providing investor relations services, the options granted shall expire within 30 days following the date that the option holder ceases to provide such investor relations services, unless the Board or committee of the Board, at its own discretion, extends the expiry of the option.

The Plan will be administered by the Compensation Committee of the Board or such other committee as may be designated from time to time to serve as the committee for the Plan.  Upon the approval of the Plan by the our shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by our employees regularly employed on a full-time or part-time basis, our directors and persons who perform services for us on an ongoing basis or who have provided, or are expected to provide, services of value to us.

Adjustments will be made in the exercise price and number of shares deliverable upon the exercise of the stock options in the event of certain corporate transactions, such as share recapitalization, subdivision or consolidation or if the outstanding common shares are changed into or exchanged for a different number of shares or into or for other securities of our company or another entity, whether through an arrangement, amalgamation or other similar procedure or otherwise.

During fiscal 2013, we re-priced stock options previously granted to non-insiders of our company (excluding stock options granted to investor relations consultants) to purchase an aggregate of up to 1,706,500 of our common shares, from original exercise prices ranging from $2.13 to $4.22 per common share, to $1.40 per common share.

During fiscal 2013, 230,000 stock options expired without being exercised.

As of November 26, 2013, a total of 4,001,500 stock options, each option to purchase one common share, granted by us to our directors, officers, employees and consultants were outstanding with exercise prices ranging from $0.65 to $4.22 per common share as set forth below.

Number Outstanding(1)	Exercise Price $	Expiry Date
96,500	1.40	December 24, 2013
665,000	1.40	January 6, 2014
250,000	3.45	January 6, 2014
100,000	1.40	July 15, 2014
100,000	4.22	July 15, 2014
200,000	1.40	August 9, 2014
50,000	3.20	August 9, 2014
60,000	1.40	August 22, 2014
100,000	3.37	September 13, 2014
285,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
60,000	0.65	September 2, 2016
160,000	0.76	September 23,2016
4,001,500
Note:

(1)	Each stock option is exercisable to purchase one Common Share.

As of September 1, 2012, and August 31, 2013, the number of unoptioned shares available for issuance under the Plan was 775,598 and 2,303,598, respectively.

There are no assurances that the options described above will be exercised in whole or in part.

Warrants

As of the date of this annual report, we have no outstanding warrants.

Item 7.   Major Shareholders and Related Party Transactions.

Major Shareholders.

To the best of our knowledge, as of October 31, 2013, there are no persons who own five percent (5%) or more of our outstanding shares.

United States Shareholders

As of November 18, 2013, there were 16 registered holders of our common shares in the United States, with combined holdings of 963,700 shares, representing 1.58% of our issued shares on such date.  We do not know how many beneficial shareholders we currently have in the United States.

Control by Foreign Government or Other Persons

To the best of our knowledge, we are not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this annual report, there are no arrangements known to us which may at a subsequent date result in a change of control of our company.

Related Party Transactions

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with us during the reporting period.

(a)           Transactions with Key Management Personnel

During fiscal 2013 and 2012 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, Mark Saxon, Vice-President of Corporate Development (“VPCD”), James Powell, and Chief Financial Officer (“CFO”), Nick DeMare:

	2013 $	2012 $
Management fees - President	162,000	162,000
Professional fees – VPCD	126,000	151,009
Professional fees – CFO	30,000	30,000
Share-based compensation - President	-	432,000
Share-based compensation - VPCD	51,250	196,736
Share-based compensation - CFO	-	302,000
	369,250	1,273,745

As at August 31, 2013, $18,000 (2012 - $16,000) of the above amounts remained unpaid.

We have a management agreement with our President.  See “Item 6. Directors, Senior Management and Employees – Termination and Change of Control Benefits.”

(b)           Transactions with Other Related Parties

(i)	During fiscal 2013 and 2012 the following amounts were incurred with respect to our current and former non-management directors and/or officers:

	2013 $	2012 $
Professional fees - David Henstridge, director	48,000	48,000
Professional fees - Robert G. Atkinson, director	18,000	12,000
Professional fees - Gil Leathley, director	30,000	25,750
Professional fees - Michael Hudson, director	30,000	30,000
Professional fees - James Hutton, former director	-	6,000
Health Benefits - Mariana Bermudez, Secretary	631	659
Share-based compensation - David Henstridge, director	-	288,000
Share-based compensation - Robert G. Atkinson, director	-	147,000
Share-based compensation - Gil Leathley, director	-	415,000
Share-based compensation - Michael Hudson, director	-	288,000
Share-based compensation - James Hutton, former director	-	283,000
Share-based compensation - Mariana Bermudez, Secretary	-	113,250
	126,631	1,656,659

As at August 31, 2013, $32,500 (2012 - $21,500) of the above amounts remained unpaid.

(ii)
In addition, during fiscal 2013 we incurred a total of $48,650 (2012 - $48,000) to Chase for accounting and administration services provided by Chase personnel, excluding the CFO, and $4,475 (2012 - $4,800) for rent.  As at August 31, 2013, $4,085 (2012 - $3,400) remained unpaid.

(c)
During fiscal 2013 we incurred $25,110 (2012 - $7,068) for shared administration costs with Mawson and Tumi, public companies with common directors and officers. Nick DeMare is the CFO and a director of Mawson and Tumi. Michael Hudson is the Chairman, President, CEO and a director of Mawson.  Mark Saxon is a director of Mawson. David Henstridge is a director of Mawson and Tumi.  As at August 31, 2013, $2,640 (2012 - $930) of the amount remained unpaid.

(d)
During fiscal 2013 we recorded a recovery of $96,625 (2012 - $36,441) for shared office personnel and costs from Mawson and Flinders Resources Ltd. (“Flinders”), public companies with common directors and officers. Nick DeMare is the CFO and a director of Mawson and Flinders. Each of Michael Hudson, Mark Saxon and Robert Atkinson are directors of Flinders.  Michael Hudson is also the Chairman, President, CEO and a director of Mawson.  Mark Saxon is also a director of Mawson .  As at August 31, 2013, $9,821 (2012 - $41,083) of the amount remained outstanding.

(e)
On October 7, 2013, we entered into the Letter Agreement with Tumi, pursuant to which we agreed to purchase a 100% interest in seven exploration licenses located in south-central Sweden and the associated technical information from Tumi in exchange for (a) a total of 100,000 of our common shares, and (b) $45,000.  With respect to the 100,000 shares to be issued to Tumi under the terms of the Letter Agreement, the shares are two be issued in two phases: (a) 50,000 shares on closing, and (b) 50,000 shares in the event of commencement of commercial production from any of the properties.  As of the date of this annual report, we have issued 50,000 shares to Tumi in connection with the closing of the transaction which occurred on November 12, 2013.

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information	Page
Audited Consolidated Financial Statements for the Years Ended August 31, 2013, 2012 and 2011	F-1

Significant Changes

None.

Dividend Policy

We have not paid any dividends on our common shares.  Payment of any dividends on the common shares in the future, if any, will, subject to the BCBCA and pursuant to our Articles, be at the discretion of the board of directors as it may consider appropriate, provided that no such dividend may be declared or paid if there are reasonable grounds for believing that: (a) we are insolvent; or (b) the payment of the dividend would render us insolvent.

Legal Proceedings

None.

Item 9.  The Offer and Listing.

Price History

Our common shares are listed on the TSXV and trade under the symbol of “TSM”.  We are a Tier 1 issuer on the TSXV.  Our common shares were quoted on the FSE on April 6, 2010 under the symbol “T61”.  On December 2, 2011, our common shares were listed for trading on the NYSE MKT under the symbol “TAS”.

The following tables set forth information relating to the trading of the common shares on the TSXV and the NYSE MKT for the periods indicated.

The following table sets forth the market price ranges of our common shares on the TSXV for the periods indicated:

TSX Venture Exchange Stock Trading Activity

	Sales Price ($)
Year Ended	High	Low
August 31, 2013	1.97	0.51
August 31, 2012	3.99	1.26
August 31, 2011	5.98	1.11
August 31, 2010 (1)	1.50	0.40
August 31, 2009	N/A	N/A

(1) From November 3, 2009 to August 31, 2010.

	Sales Price ($)
Quarter Ended	High	Low
Fiscal 2013
August 31, 2013	0.95	0.53
May 31, 2013	1.10	0.51

	Sales Price ($)
Quarter Ended	High	Low
February 28, 2013	1.24	0.90
November 30, 2012	1.97	0.98

Fiscal 2012
August 31, 2012	1.74	1.26
May 31, 2012	2.75	1.26
February 29, 2012	2.75	1.38
November 30, 2011	3.99	1.52

	Sales Price ($)
Month Ended	High	Low
October 31, 2013	1.10	0.72
September 30, 2013	1.07	0.71
August 31, 2013	0.95	0.76
July 31, 2013	0.92	0.53
June 30, 2013	0.77	0.57
May 31, 2013	0.98	0.56

The following table sets forth the market price ranges of our common shares on the NYSE MKT for the periods indicated:

NYSE MKT Stock Trading Activity

	Sales Price (US$)
Year Ended	High	Low
August 31, 2013	2.04	0.50
August 31, 2012 (1)	2.85	1.24
August 31, 2011	N/A	N/A
August 31, 2010	N/A	N/A
August 31, 2009	N/A	N/A

(1) From December 2, 2011 to August 31, 2012.

	Sales Price (US$)
Quarter Ended	High	Low
Fiscal 2013
August 31, 2013	0.91	0.50
May 31, 2013	1.08	0.50
February 28, 2013	1.40	0.90
November 30, 2012	2.04	0.96

Fiscal 2012
August 31, 2012	1.71	1.29
May 31, 2012	2.77	1.24
February 29, 2012 (1)	2.85	1.35
November 30, 2011	N/A	N/A

(1) From December 2, 2011 to February 29, 2012.

	Sales Price (US$)
Month Ended	High	Low
October 31, 2013	1.07	.68
September 30, 2013	1.02	.71
August 31, 2013	.91	.71
July 31, 2013	.90	.50
June 30, 2013	.74	.53
May 31, 2013	1.03	.56

Registration, Transfer and Par Value

Our common shares, no par value, are registered.  Our transfer agent is Computershare Investor Services Inc. ("Computershare"), 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, and for the purposes of the our listing on the NYSE MKT, Computershare's office at 350 Indiana Street, Suite 750, Golden, CO 80401, was appointed as co-agent.

Restrictions on Transferability

None.

Item 10.  Additional Information.

Memorandum and Articles of Association

As a result of the Amalgamation, Tasman continued as a company under the BCBCA on October 22, 2009, under incorporation number BC0864416.  See “Item 4. Information on the Company – History and Development of the Company.”

The following is a summary of certain provisions of our Articles and the BCBCA, applicable to us:

1.	Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

Under the BCBCA, subject to certain exceptions, a director or senior officer of our company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to us and which we have entered into or proposes to enter into.

A director or senior officer of our company does not hold a disclosable interest in a contract or transaction if:

•
the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, and the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to us before the coming into effect of the BCBCA;

•	both Tasman and the other party to the contract or transaction are wholly-owned subsidiaries of the same corporation;

•	we are a wholly-owned subsidiary of the other party to the contract or transaction;

•	the other party to the contract or transaction is a wholly-owned subsidiary of our company; or

•	the director or senior officer is the sole shareholder of Tasman or of a corporation of which we are a wholly-owned subsidiary.

A director or senior officer of our company does not hold a disclosable interest in a contract or transaction merely because:

•
the contract or transaction is an arrangement by way of a security granted by us for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of us or our affiliates;

•	the contract or transaction relates to an indemnity or insurance under the BCBCA;

•	the contract or transaction relates to the remuneration of the director or senior officer, in that person’s capacity as director, officer, employee or agent of our company or of one of our affiliates;

•
the contract or transaction relates to a loan to us, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

•
the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with us and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing.  The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with our record office.  A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution to approve that contract or transaction, but may be counted in the quorum at the directors’ meeting at which such vote is taken.

Additionally, all related party transactions are subject to review by the audit committee of the Board.

2.	Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the board of directors specifically requests approval of the compensation from the shareholders.  If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.  Our Articles do not require that the compensation of any director be approved by disinterested directors.

We have a compensation committee which is currently composed of three independent directors.  The compensation committee makes recommendations to the Board with respect to compensation, including incentive stock options, of our directors and executive officers.

3.	Borrowing powers exercisable by the directors and how such borrowing powers may be varied.

We, if authorized by the directors, may:

•	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

•
issue bonds, debentures and other debt obligations either outright or as security for any of our liabilities or obligations or any liabilities or obligations of any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

•	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

The borrowing powers may be varied by amendment to our Articles which requires approval of our shareholders by special resolution, being a resolution passed by at least 2/3 majority of the votes cast on the resolution (a “Special Resolution”).

4.	Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under the Notice of Articles, Articles or the BCBCA.

5.	Number of Common Shares required for a director’s qualification.

Under our Articles, our directors are not required to hold any of our common shares as qualification for service on the board of directors.

Rights and Restrictions of Common Shares

Our authorized share capital consists of an unlimited number of common shares without par value.

The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Our common shares are registered and registered shareholders are entitled to one vote for each common share held on all matters to be voted on by the shareholders.  Each common share is equal to every other common share and, subject to the rights of holders of shares ranking senior to the common shares, if any, each common share is entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to participate equally in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, or any other distribution of our assets among the shareholders for the purpose of winding up our affairs after we have paid out our liabilities.  Common shares are not subject to call or assessment.  There are no pre-emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  In addition, there are no provisions in our Articles discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.

Alienability of Shares

There are no limitations on the alienability of our common shares; however, pursuant to Article 26 of our Articles, if we are not a public company or a pre-existing reporting company which has the statutory reporting company provisions as part of its Articles or to which the statutory reporting company provisions apply, no share or “transfer restricted security” (as defined below) may be sold, transferred or otherwise disposed of without the consent of our board of directors and the board of directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.  A “transfer restricted security” is defined as:

•	a share of our company;

•	a security of our company convertible into shares of our company;

•
any other security of our company which must be subject to restrictions on transfer in order for us to satisfy the requirement for restrictions on transfer under the “private issuer” exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the “private issuer” exemption.

For the purposes of Article 26 of our Articles, “security” has the meaning assigned in the Securities Act (British Columbia) (the “BC Securities Act”).

Changes to Rights and Restrictions of Common Shares

Under the BCBCA and our Articles, if we wish to change the rights and restrictions of the common shares, we may do so by Special Resolution either: (a) approved by at least 2/3 of the votes cast by shareholders on the resolution; or (b) consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings.

Dividend Record

We have not paid any dividends on our common shares.  Payment of any dividends on the common shares in the future, if any, will, subject to the BCBCA and pursuant to our Articles, be at the discretion of the board of directors as it may consider appropriate, provided that no such dividend may be declared or paid if there are reasonable grounds for believing that: (a) we are insolvent; or (b) the payment of the dividend would render us insolvent.

Ownership of Securities and Change of Control

Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of our jurisdiction of incorporation or by our constituent documents.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of our common shares is considered an insider and must file an insider report with the British Columbia Securities Commission and the Alberta Securities Commission, within ten days of becoming an insider, disclosing any direct or indirect beneficial ownership of, or control over direction over securities of our company.  In addition, if we hold any of our own securities, we must disclose such ownership.

There are no provisions in our Articles that would have an effect of delaying, deferring or preventing a change in control of our company operating only with respect to an extraordinary transaction involving our company (or any of our subsidiaries), such as a merger, reorganization, tender offer, sale or transfer of all or substantially all of our assets or liquidation.

Meetings of the Shareholders

Annual and Extraordinary General Meetings

Under the BCBCA and our Articles, our annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting.  Additionally, the board of directors may call a meeting of shareholders at any time.

We must give shareholders not less than 21 days’ notice of any meeting of the shareholders, so long as we are a public company, otherwise, we must provide shareholders with notice at least ten days in advance of a meeting.

The board of directors may fix in advance a date, which is no fewer than 21 days (or ten days if we are not a public company) or no more than two months (or in the case of a general meeting requisitioned by shareholders under the BCBCA, by no more than four months) prior to the date of the meeting, as the record date for determining shareholders entitled to notice of any meeting of shareholders.

In addition, the board of directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders.  The record date must not precede the date on which the meeting is held by more than two months or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than four months.

Our quorum requirement is set forth in our Articles.  A quorum for a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued common shares entitled to be voted at the meeting.  If there is only one shareholder entitled to vote at a meeting of shareholders then: (1) the quorum is one person who is, or who represents by proxy, that shareholder; and (2) that shareholder, present in person or by proxy, may constitute the meeting.

Subject to any special rights or restrictions attached to any common shares and to the restrictions imposed on joint shareholders under our Articles:

•	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter shall have one vote;

•
on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

Subject to the BCBCA, pursuant to our Articles, every motion put to a vote at a meeting of shareholders will be decided by show of hands, unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.  A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under our Articles, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

Our board of directors is not separated into classes and there are no provisions which provide for cumulative voting in the election of directors.

Differences from Requirements in the United States

Except for our quorum requirements, voting by a show of hands, certain restrictions on the alienability of shares, and the approval of amendments to our Articles there are no significant differences in the law applicable to our company, in the areas outlined above, in British Columbia versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about our company, management and operations.  In addition, most states in the United States provide for shareholder voting by number of shares held rather than by a show of hands.  Generally, securityholders of U.S. companies are not required by law to obtain board approval for a transfer of securities.  Additionally, most states in the United States require amendments to a company’s articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares.  In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.

Material Contracts

Other than contracts entered into in the ordinary course of business, the only material contract to which we are a party is the Management Agreement between us and Sierra Peru Pty Ltd. dated October 1, 2010, pursuant to which we have retained the services of Mr. Mark Saxon as our President and CEO.  See “Item 6. Directors, Senior Management and Employees – Compensation – Termination and Change of Control Benefits.”

Exchange Controls

Canada has no system of exchange controls.  Other than set out below, there are no Canadian restrictions specifically targeted to restrict the repatriation of capital or earnings of a Canadian public company to non-resident investors, and there are no laws in Canada or exchange restrictions specifically targeted to restrict the remittance of dividends, profits, interest, royalties or other payments to non-resident holders of common shares.

Generally, a dividend paid by a corporation resident in Canada to a shareholder that is not resident in Canada is subject to a Canadian withholding tax equal to 25% of the gross amount of the dividend.  The rate of such withholding tax may be reduced by an applicable tax treaty between Canada and the country of residence of the shareholder.  If the common shares are considered to be “taxable Canadian property” for purposes of the Income Tax Act (Canada), and are not “treaty-protected property”, any capital gain realized by a non-resident on the disposition of the common shares may be taxable in Canada and, in some circumstances subject to certain reporting and withholding tax requirements in Canada.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act.  The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the minister responsible for the Investment Canada Act is satisfied or deemed to be satisfied that the investment is likely to be of net benefit to Canada.

An investment in the common shares by a non-Canadian entity other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of our assets.  An investment in the common shares by a WTO Investor, or by a non-Canadian entity when we were controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Canada Act, was not less than a specified amount, which for the year 2013 is $344 million.
A non-Canadian entity would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian entity acquired a majority of the common shares.  The acquisition of one-third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of our company unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the common shares.  The acquisition of less than one-third of our common shares is deemed not to be an acquisition of control of our company.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of the common shares, remained unchanged.

Taxation

Material U.S. Federal Income Tax Considerations

The following is a general summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares but it does not purport to be a complete analysis of all the potential tax consequences relating thereto.

This summary is based on U.S. tax laws, including the Internal Revenue Code of 1986, as amended (the “Code”), Final and Proposed Treasury Regulations promulgated under the Code, rulings, judicial decisions, and administrative pronouncements, all as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect.

This summary is limited to U.S. Holders (as defined below) that hold our common shares as capital assets within the meaning of Section 1221 of the Code (i.e., generally, as property held for investment purposes).  This summary does not address all aspects of U.S. federal income taxation that may apply to holders that are subject to special tax rules, including: persons that are not U.S. Holders (as defined below); certain U.S. expatriates; insurance companies; tax-exempt entities; banks and other financial institutions; persons subject to the alternative minimum tax; regulated investment companies; securities broker-dealers or dealers; traders in securities who elect to apply a mark-to-market method of accounting; persons that own (directly, indirectly or by attribution) 10 percent or more of our outstanding share capital or voting stock; partnerships or other pass-through entities or a person who is an investor in such an entity; persons holding our common shares as part of a straddle, hedging, constructive sale, synthetic security, integrated or conversion transaction; persons who acquire our common shares as compensation; and, persons whose functional currency is not the U.S. dollar.  Such holders may be subject to U.S. federal income tax consequences different from those set forth below.  This summary assumes that we are not, and will not become, a controlled foreign corporation for U.S. federal income tax purposes.

We have not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with these statements and conclusions.

Each holder of our common shares that is not a U.S. Holder (as defined below) should consult with its own tax adviser regarding the U.S. federal, state, and local tax consequences of the acquisition, ownership, and disposition of our common shares.

This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder’s particular circumstances.  In addition, this summary does not discuss any U.S. state or local income, foreign income, estate, gift, generation-skipping or other tax consequences, nor does it discuss the effect of any tax treaty.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) acquires, owns, or disposes of our common shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.  Such partnerships and partners are urged to consult their own tax advisors regarding the specific tax consequences of the acquisition, ownership, and disposition of our common shares.

We urge all prospective holders to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of the acquisition, ownership, and disposition of our common shares.

Definition of U.S. Holder

As used herein, the term “U.S. Holder” means a beneficial owner of our common shares that is (a) an individual citizen or resident of the United States for U.S. federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S.

federal income taxation regardless of its source; or (d) a trust, if (i) a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) a valid election is in effect under applicable Treasury Regulations to treat such trust as a United States person.

Passive Foreign Investment Company Rules

In General.  A foreign corporation is PFIC if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more.  We expect that we will be a PFIC for the fiscal year ending August 31, 2014, and may be a PFIC in subsequent fiscal years.

A U.S. Holder who has owned our common shares during any portion of a taxable year in which we were a PFIC generally must continue to treat the company as a PFIC (and will continue to be subject to the tax rules for excess distributions described below) even if we cease to be a PFIC in a later year.  We will use commercially reasonable efforts to provide information as to our status as a PFIC and the PFIC status of any subsidiary in which we own more than 50% of such subsidiary’s total aggregate voting power to U.S. Holders who make a written request for such information.

Taxation of Excess Distributions.  If we are a classified as a PFIC for any taxable year, the so-called “excess distribution” regime will apply to any U.S. Holder that does not make a QEF election or mark-to-market election, as described below.  Under the excess distribution regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of common shares  and any “excess distribution” that we make to such holder (generally, any distributions to such holder in respect of our common shares during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or, if shorter, such holder’s holding period for such common shares), will be treated as ordinary income that was earned ratably over each day in such holder’s holding period for the common shares; (ii) the portion of any excess distributions allocated to the current year or prior years before the first day of the first taxable year beginning after December 31, 1986, in which we became a PFIC would be includible by the U.S. Holder as ordinary income in the current year; (iii) the portion of such gain or distribution that is allocable to prior taxable years during which we were a PFIC will be subject to tax at the highest rate applicable to ordinary income for the relevant taxable year, regardless of the tax rate otherwise applicable to such holder and without reduction for deductions or loss carryforwards; and (iv) the interest charge generally applicable to underpayments of tax will be imposed with respect of the tax attributable to each such year.

Elections with Respect to PFIC Shares.  Certain elections may be available with respect to our common shares (the so-called “QEF,” “mark-to-market,” and “deemed sale” elections) if we are a PFIC, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.

QEF Election.  If a U.S. Holder makes for any taxable year a timely election to treat a PFIC as a QEF (a “QEF election”) with respect to such holder’s interest therein, the above-described rules regarding excess distributions generally will not apply.  Instead, the electing U.S. Holder would include annually in its gross income its pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A QEF election is generally timely filed only if it is made for the first taxable year in the U.S. Holder’s holding period for our common shares in which we were a PFIC.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  A U.S. Holder may make a QEF election only if the U.S. Holder receives certain information (known as a “PFIC annual information statement”) from us annually.  We will use commercially reasonable efforts to make available to a U.S. Holder, upon written request, for each fiscal year in which we are a PFIC the information and documentation required for the U.S. Holder to determine their U.S. federal income tax liability with respect to our company if the U.S. Holder has made a QEF election.

U.S. Holders are advised to consult their own financial advisors, legal counsel, or accountants regarding the QEF election or deemed sale election before making either election.

Mark-to-Market Election.  A U.S. Holder of common shares may also elect to recognize any gain or loss on its common shares on a mark-to-market basis at the end of each taxable year, so long as the common shares are regularly traded on a qualifying exchange.    We cannot provide assurance that our common shares will be regularly traded on a qualifying exchange for years in which we may be a PFIC.

If a mark-to-market election is made, the excess distribution regime will not apply to amounts received with respect to the common shares from and after the effective time of the election, and any mark-to-market gains or gains on disposition will be treated as ordinary income.  Mark-to-market losses and losses on disposition will be treated as ordinary losses to the extent of the U.S. Holder’s prior net mark-to-market gains.  Losses in excess of prior net mark-to-market gains will generally not be recognized.  The mark-to-market election must be made by the due date (as may be extended) for filing the U.S. Holder’s federal income tax return for the first year in which the election is to take effect.  A mark-to-market election applies to all future years of an electing U.S. Holder during which the common shares are regularly traded on a qualifying exchange, unless revoked with the IRS’s consent.

U.S. Holders are advised to consult their own financial advisors, legal counsel, or accountants regarding the mark-to-market election before making such election.

Special Rules for Lower-Tier PFICs.  Special adverse rules apply to U.S. Holders of our common shares for any year in which we are a PFIC and own or dispose of shares in another corporation that is also a PFIC (a “lower-tier PFIC”).

A U.S. Holder who owned our common shares while were a PFIC will be taxable under the excess distribution rules described above with respect to any gain that we recognize from a disposition of shares in a lower-tier PFIC, or if the U.S. Holder disposes of all or part of its common shares.  Moreover, a QEF election or mark-to-market election that is made for common shares would not apply to a lower-tier PFIC.  While a separate QEF election may be made for a lower-tier PFIC, we may not be in possession of and thus may not be able to provide the financial information to U.S. Holders that would allow them to make a QEF election for any lower-tier PFIC.

A U.S. Holder who makes a QEF election for common shares will be taxable under the excess distribution regime on gain that we recognize on the sale of shares of a lower-tier PFIC, but will not also be taxable on such gain under the QEF rules.  However, any U.S. Holder of common shares who makes a mark-to-market or deemed sale election for our common shares could be subject to the PFIC rules with respect to income of the lower-tier PFIC, even though the value of the lower-tier PFIC already was subject to tax via mark-to-market or deemed sale adjustments.

Certain Transfers.  The IRS has issued Proposed Regulations that, subject to certain exceptions, would treat certain transfers of our common shares that are generally not otherwise taxed by a U.S. Holder that has not made a timely QEF election or mark-to-market election as a taxable disposition, including gifts, exchanges pursuant to corporate reorganizations, pledges, and transfers at death.  Generally, in such cases, the basis of our common shares in the hands of the transferee and the basis of any property received in the exchange for such common shares would be increased by the amount of gain recognized.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.

Reporting.  U.S. Holders who own common shares during any year in which we are a PFIC must file IRS Form 8621 with their U.S. federal income tax return for each year in which such holder owns common shares and either recognizes gain on a disposition of such common shares, receives certain distributions from us, or makes an election with respect to PFIC status.  Pursuant to Section 1298(f) of the Code, all U.S. Holders may be required to provide annual information regarding ownership of an interest in a PFIC.  As of the date hereof, the IRS has suspended the reporting requirements imposed under Code Section 1298(f) for PFIC shareholders that are not otherwise required to file IRS Form 8621.

Status of Proposed Regulations.  The Proposed Regulations applicable to PFICs state that they are to be effective for transactions occurring on or after April 11, 1992.  If these Proposed Regulations are adopted in their current form, the tax consequences to a U.S. Holder should be as set forth in the preceding paragraphs.  However, because the Proposed Regulations have not yet been adopted in final form, they are not currently effective and there is no assurance they will be finally adopted in the form and with the effective date proposed.  Nevertheless, the IRS has announced that, in the absence of Final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the Proposed Regulations to be reasonable interpretations of those Code provisions.

Sale or Disposition of Common Shares if the PFIC Rules Do Not Apply

If the PFIC rules discussed above do not apply to the sale or disposition of common shares, the difference between the amount received and the adjusted tax basis of the common shares will be gain or loss.  If the common shares are capital assets in the hands of the U.S. Holder, such gain or loss will be capital gain.

Capital gain or loss with respect to common shares generally will be long-term capital gain or loss if the holding period for the common shares giving rise to such gain or loss exceeds one year.  Under current law, long-term capital gains realized by individual U.S. Holders are taxed at reduced rates.  Short-term capital gains are taxed at ordinary income rates.  The deductibility of capital losses is subject to significant limitations.

Dividends

We do not expect to pay dividends in the immediate or foreseeable future.  However, subject to the discussion above regarding the “Passive Foreign Investment Company Rules”:

•
A U.S. Holder must include in gross income as dividend income the gross amount of any distribution (including the amount of any foreign withholding tax thereon) paid by us out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) with respect to our common shares.  Such distributions are taxable to a U.S. Holder when the U.S. Holder actually or constructively receives the distribution.

•
If we are a PFIC in the taxable year in which we pay a dividend or the immediately preceding taxable year, dividends received by non-corporate U.S. Holders generally will be subject to U.S. federal income tax at ordinary income tax rates.

•
If we are not a PFIC in the taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid to a non-corporate U.S. Holder in a taxable year will be taxed to such U.S. Holder at the rates applicable to long-term capital gains as “qualified dividend income” so long as our common shares are readily tradable on an established securities exchange within the United States or we are eligible for benefits under the U.S.-Canada income tax treaty (the “Treaty”).  We will be eligible for benefits under the Treaty if the principal class of our shares is primarily and regularly traded on or more recognized stock exchanges.  However, dividend income will not be qualified dividend income (and will be taxed at ordinary income rates) if (i) the U.S. Holder has not held its common shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date; (ii) our common shares are not readily tradable on an established securities market; (iii) the company is a passive foreign investment company for the taxable year in which the dividend is paid or in the preceding taxable year; or, (iv) we are not eligible for benefits under the Treaty and our stock is not readily tradable on an established securities exchange within the United States.

•	Dividends paid to a corporate U.S. Holder will be taxed as ordinary income and will not generally be eligible for the dividends received deduction.

•
Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in its common shares and thereafter as capital gain.

•
The amount of any distribution paid in foreign currency (including the amount of any foreign withholding tax thereon) generally will be includible in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency, calculated by reference to the spot rate in effect on the date of receipt by the U.S. Holder, regardless of whether the foreign currency is converted into U.S. dollars on such date.  Special rules govern and specific elections are available to accrual method taxpayers to determine the U.S. dollar amount includible in income in the case of taxes withheld in a foreign currency.  Accrual basis taxpayers are therefore urged to consult their own tax advisors regarding the requirements and elections applicable in this regard.

•
For foreign tax credit limitation purposes, dividends paid by us generally will be income from sources outside the United States.  The use of foreign tax credits is subject to complex conditions and limitations.  In lieu of a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such holder’s foreign taxes in the taxable year such foreign taxes are paid or deemed paid.  A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits.  U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

Tax Rates Applicable to Ordinary Income and Capital Gains of Non-Corporate U.S. Holders

Ordinary income and short-term capital gains of non-corporate U.S. Holders are generally subject to U.S. federal income tax at rates of up to 39.6%.  Long-term capital gains of non-corporate U.S. Holders are generally subject to U.S. federal income tax at rates of up to 20%.  The deductibility of capital losses is subject to significant limitations.

Surtax on Unearned Income

A surtax of 3.8% (the “unearned income Medicare contribution tax”) is imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed ‘‘net investment income’’ of certain estates and trusts, in each case in excess of a certain threshold amount.  Net investment income generally includes interest, dividends, royalties, rents, gross income from a trade or business involving “passive” activities, and net gain from disposition of property (other than property held in a “non-passive” trade or business).  Net investment income is reduced by deductions that are properly allocable to such income.

HIRE Act

U.S. Holders should consult their tax advisors regarding the effect, if any, of the Hiring Incentives to Restore Employment Act, which provides disclosure and withholding rules relating to ownership by U.S. persons of financial accounts with foreign financial institutions

U.S. Information Reporting and Backup Withholding

Dividend payments with respect to common shares and the proceeds from the sale, exchange, redemption, or other disposition of common shares may be subject to information reporting to the IRS and U.S. backup withholding.  Certain exempt recipients, including corporations, are not subject to these information reporting requirements.  Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and who makes any other required certification.  U.S. persons who are required to establish their exempt status generally must provide to us an IRS Form W-9 (Request for Taxpayer Identification Number and Certification).

Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld by filing a timely claim for refund with the IRS and furnishing any required information.

Pursuant to Treasury Regulations, we may be required to provide a statement to transferees (including brokers) of our common shares that includes the acquisition date and adjusted basis of the transferred common shares.

Material Canadian Income Tax Considerations

The following is, as of the date of this annual report, a summary of the material Canadian federal income tax considerations generally applicable to an investor (a “Non-Resident Holder”) who acquires, holds and disposes of our common shares and who, for the purposes of the Income Tax Act (Canada) and the regulations thereunder in force as of the date hereof (the “Canadian Tax Act”), at all relevant times: (i) will hold the common shares as capital property; (ii) for the purposes of the Canadian Tax Act, has not been and will not be deemed to be resident in Canada at any time while holding the common shares; and (iii) does not use or hold the common shares in carrying on a business in Canada. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.  Such Non-Resident Holders should consult their own tax advisors.

Generally, the common shares will be considered to be capital property to a Non-Resident Holder provided that the Non-Resident Holder does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Canadian Tax Act and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) as of the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Canadian Tax Proposals”) and assumes that the Canadian Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Canadian Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to a Non-Resident Holder acquiring, holding and disposing of our common shares. Accordingly, prospective Non-Resident Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Dispositions of Common Shares

A Non-Resident Holder, in general, will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition of our common shares provided that: (i) such securities do not constitute, and are not deemed to constitute, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Canadian Tax Act; or (ii) such securities constitute “treaty-protected property” by virtue of an applicable tax treaty.

Provided that the common shares are listed on a designated stock exchange for the purposes of the Canadian Tax Act (which includes the TSXV and the NYSE MKT), the common shares will not constitute taxable Canadian property to a Non-Resident Holder unless at any time during the sixty (60) month period immediately preceding the disposition of the common shares: (i) 25% or more of the issued shares of any class or series of the capital stock of our company were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm’s length, or by the Non-Resident Holder together with such persons; and (ii) more than 50% of the fair market value of the shares of our company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Canadian Tax Act), timber resource properties (as defined in the Canadian Tax Act) or an option, an interest or right in such property, whether or not such property exists.  Under the Canadian Tax Proposals, the 25% ownership test will apply to shares of our company owned by one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, and partnerships whose members include, either directly or indirectly, the Non-Resident Holder or persons that do not deal at arm’s length with the Non-Resident Holder.  In addition, in some circumstances, our common shares may be deemed to be taxable Canadian property to the Non-Resident Holder for purposes of the Canadian Tax Act.

In the case of a Non-Resident Holder who is a resident of the United States and entitled to benefits under the provisions of the Canada-United States Income Tax Convention (1980), as amended, the common shares of such a Non-Resident Holder will generally constitute “treaty-protected property” for purposes of the Canadian Tax Act unless the value of the common shares is derived principally from real property situated in Canada.  For this purpose “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

A Non-Resident Holder whose common shares constitute or are deemed to constitute taxable Canadian property and are not “treaty-protected property” as defined for purposes of the Canadian Tax Act, will generally realize a capital gain (or a capital loss) for purposes of the Canadian Tax Act on a disposition of those common shares equal to the amount by which the Non-Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of those common shares to the Non-Resident Holder immediately before the disposition.  Generally, one-half of any such capital gain realized by a non-Resident Holder must be included in the Non-Resident Holder’s income for the taxation year of disposition.

Non-Resident Holders whose common shares may be taxable Canadian property should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on our common shares will generally be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. In the case of a Non-Resident Holder who is a resident of the United States and entitled to benefits under the provisions of the Canada-United States Income Tax Convention (1980), as amended, the rate of withholding tax on such dividends will generally be reduced to 15%.  This rate is reduced to 5% in the case of a Non-Resident Holder that is the beneficial owner of the dividends and that is a corporation that owns beneficially at least 10% of the voting stock of our company.

We, or a person acting on our behalf, will withhold the withholding tax payable on dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on our common shares.

Inspection of Documents

Copies of the documents referred to in this annual report may be inspected at our corporate office at Suite 1305 – 1090 West Georgia Street, Vancouver, British Columbia, Canada V6E 3V7, during normal business hours.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not Applicable.

Item 12.  Description of Securities Other than Equity Securities.

Not Applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

We filed a Form F-3 registration statement and base shelf prospectus with the SEC which was declared effective on October 1, 2013.  As of the date of this annual report we have not offered or sold any securities under the registration statement.

Item 15.   Controls and Procedures.

Disclosure Controls and Procedures.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a–15(e) under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that, as of the end the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company, as defined in Rules 13a-15(f) of the Exchange Act.  A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of August 31, 2013.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on its assessment, management has concluded that, as of August 31, 2013, our internal control over financial reporting was effective and no  material weaknesses in our internal control over financial reporting were discovered

Attestation Report of the Registered Public Accounting Firm.

As an “emerging growth company,” we are exempted from the requirement to include an auditor attestation report in this annual report.

Changes in Internal Control Over Financial Reporting.

There have been no changes in our internal control over financial reporting during our fiscal year ended August 31, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.   Audit Committee Financial Expert.

Audit Committee Financial Expert

Our Board has determined that Mr. Atkinson qualifies as an “audit committee financial expert” and was “financially sophisticated” as determined under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

Mr. Atkinson qualifies as an “audit committee financial expert” and is financially sophisticated, as a result of his education and extensive experience in the investment industry, including being a member of the audit committee of various companies.  Mr. Atkinson is considered to be “independent” as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide.

Item 16B.   Code of Ethics.

On September 23, 2011, we adopted a written code of ethics for our directors and officers entitled “Code of Business Conduct and Ethics” (the “Code”). The Code includes, among other things, written standards for our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the SEC for a code of ethics applicable to such officers.  A copy of the Code is attached as Exhibit 11.1 to this annual report.

We have not amended the Code since its adoption on September 23, 2011, and we did not grant any waivers from any provisions of the Code during the fiscal year ended August 31, 2013.

Item 16C.   Principal Accountant Fees and Services.

D&H Group LLP, Chartered Accountants (“D&H”), serve as our independent auditors and have acted as our independent auditor for the fiscal year ended August 31, 2013, and for the fiscal year ended August 31, 2012. The chart below sets forth the total amount billed to us by D&H for services performed with respect to these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)
Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2013	$32,500*	$10,582	-	-
August 31, 2012	$48,860	$6,347	-	-
* Estimated

“Audit Fees” are the aggregate fees billed by D&H for the audits of our consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

“Audit-Related Fees” are fees charged by D&H for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees”. This category includes, but is not limited to, fees billed for review of our interim financial statements.

“Tax Fees” are fees billed by D&H for tax compliance, tax advice, and tax planning.

“All Other Fees” are fees charged by D&H for products and services other than Audit Fees, Audit-Related Fees and Tax Fees.

To our knowledge, no more than 50% of the hours expended on the D&H’s engagement to audit our financial statements for the fiscal year ended August 31, 2013, were attributed to work performed by persons other than D&H’s full time, permanent employees.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee is responsible for the selection of a firm of independent auditors, including the decision to retain any existing independent auditors, to be proposed for election as our independent auditors. The Audit Committee also approves all audit, audit-related services, tax services and other services provided by our independent auditors. All audit and audit-related services and the fees and compensation related thereto, and any non-audit services and fees and other compensation related thereto must be reviewed and pre-approved by the Audit Committee.  Provided the pre-approval of a permitted non-audit service is presented to the Audit Committee’s first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

In the fiscal year ended August 31, 2013, we did not pay any fees to D&H pursuant to the de minimus exception set forth in paragraph (C)(7)(i)(C) of Rule 2-01 of Regulation S-X which provides a waiver of the pre-approval requirement for services other than audit, review or attest services in certain circumstances.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.   Change in Registrant’s Certifying Accountants.

None.

Item 16G.   Corporate Governance.

NYSE MKT Corporate Governance

Our common shares are listed on the NYSE MKT Exchange.  Section 110 of the NYSE MKT Company Guide permits us to follow certain rules and regulations of our home jurisdiction instead of those of the NYSE MKT and grants exemptions from NYSE MKT listing criteria based on these considerations.

A description of the significant ways in which our governance practices differ from those followed by U.S. domestic companies pursuant to NYSE MKT standards is as follows:

Shareholder Meeting Quorum Requirement: Under Section 123 of the NYSE MKT Company Guide, the quorum requirement for meetings of an NYSE MKT listed company is at least 33-1/3% of the shares issued and outstanding and entitled to vote at such meeting.  In addition, a company listed on the NYSE MKT is required to state its quorum requirement in its bylaws. Our quorum requirement is set forth in our Articles. A quorum for a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

Proxy Delivery Requirement: Under Section 705 of the NYSE MKT Company Guide, the solicitation of proxies and delivery of proxy statements is required for all shareholder meetings and these proxies shall be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. Section 705 also provides that in lieu of proxy solicitations, shareholders of NYSE MKT listed companies may take action by written consent in compliance with applicable state and federal laws and rules, including Regulations 14A and 14C adopted by the SEC.  We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange, and our equity securities are accordingly exempt from the provisions set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with the BCBCA, applicable Canadian securities laws and the rules and policies of the TSXV.

Director Independence Requirements:  Sections 802A and 803A of the NYSE MKT Company Guide require that an NYSE MKT listed company must have a sufficient number of independent directors on its board of directors, such that at least a majority of such directors are independent directors, as defined in Section 803A of the NYSE MKT Company Guide (subject to certain exceptions set forth in the NYSE MKT Company Guide).  Currently, we do not have a majority of independent directors. The TSXV does not require a majority of our directors to be independent.  Additionally, the fact that a majority of our directors are not independent is not prohibited by the BCBCA nor applicable Canadian securities laws.  The Board has determined that Messrs. Atkinson, Henstridge, and Leathley are independent pursuant to Section 803A of the NYSE MKT Company Guide.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, we may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, we shall make the disclosure of such transactions available on our website at www.tasmanmetals.com. Information contained on our website is not part of this annual report.

Item 16H.   Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.  Financial Statements.

Not Applicable.

Item 18.  Financial Statements.

Page
Audited Consolidated Financial Statements for the Years Ended August 31, 2013, 2012 and 2013	F-1

Item 19.  Exhibits.

Exhibit Number	Description

1.1*	Certificate of Amalgamation
1.2*	Amalgamation Application and Notice of Articles
1.3*	Articles dated October 22, 2009
4.1	Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd. dated October 1, 2010.
4.2	Tasman Metals Ltd. Stock Option Plan dated March 14, 2013
8.1	List of Subsidiaries
11.1**	Code of Business Conduct and Ethics
12.1	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of D&H Group LLP, Chartered Accountants
15.2	Consent of Geoffrey C. Reed, B App Sc
15.3	Consent of Craig F. Horlacher
15.4	Consent of Paul A. Gates
15.5	Consent of Runge Inc. d.b.a. RungePinockMinarco
15.6	Consent of John Litz and J.E. Litz and Associates, LLC
15.7	Consent of ReedLeyton Consulting
15.8***	Audit Committee Charter

* Previously filed as an exhibit to the registrant’s Registration Statement on Form 8-A, File No. 001-35307, filed with the Securities and Exchange Commission on September 27, 2011, and incorporated by reference herein.

** Incorporated by reference to Exhibit 99.4 in the Company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on December 28, 2011.

*** Incorporated by reference to Exhibit 99.5 in the Company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission on December 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASMAN METALS LTD.

Dated: November 27, 2013	/s/ Nick DeMare
Nick DeMare, Chief Financial Officer

TASMAN METALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
AUGUST 31, 2013, 2012 AND 2011

(Expressed in Canadian Dollars - unless otherwise stated)

Independent Auditor’s Report

To the Shareholders  of Tasman Metals Ltd.

We have audited the accompanying consolidated financial statements of Tasman Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2013, August 31, 2012 and September 1, 2011, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended August 31, 2013, August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tasman Metals Ltd. as at August 31, 2013, August 31, 2012 and September 1, 2011, and its financial performance and its cash flows for the years ended August 31, 2013, August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 3 in the consolidated financial statements which describes the change in accounting policy related to the treatment of exploration and evaluation expenditures by Tasman Metals Ltd.

/s/ D&H Group
Vancouver, B.C.
November 25, 2013	Chartered Accountants

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars - unless otherwise stated)

	Notes	August 31, 2013 $	August 31, 2012 $ (Note 3)	September 1, 2011 $ (Note 3)
ASSETS
Current assets
Cash	5	5,601,492	9,778,040	15,217,096
Amounts receivable		13,444	44,581	11,688
GST/VAT receivables		56,240	158,271	59,773
Prepaids		69,302	69,929	54,165

Total current assets		5,740,478	10,050,821	15,342,722

Non-current assets
Investment	6	24,805	80,862	332,144
Property, plant and equipment	7	175,485	255,338	128,654
Exploration and evaluation assets	8	7,883,939	6,159,165	2,287,066
Bond deposit		31,646	3,496	3,292

Total non-current assets		8,115,875	6,498,861	2,751,156

TOTAL ASSETS		13,856,353	16,549,682	18,093,878

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		645,492	782,977	381,479

TOTAL LIABILITIES		645,492	782,977	381,479
SHAREHOLDERS’ EQUITY
Share capital	9	20,299,802	19,808,552	18,888,813
Share-based payments reserve		9,056,102	8,565,897	5,070,735
Deficit		(16,034,024)	(12,552,782)	(6,415,723)
Accumulated other comprehensive (loss) gain		(111,019)	(54,962)	168,574

TOTAL SHAREHOLDERS’ EQUITY		13,210,861	15,766,705	17,712,399

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,856,353	16,549,682	18,093,878

Events after the reporting period - Note 15

These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 25, 2013 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars - unless otherwise stated)

		Year Ended August 31
	Notes	$2013	2012 $ (Note 3)	2011 $ (Note 3)
Expenses
Accounting and administration	10(b)	126,793	71,528	80,375
Audit		41,947	72,091	67,903
Corporate development		110,374	214,946	268,638
Depreciation	7	56,229	40,191	7,040
General exploration		88,577	48,085	113,780
Investor relations		10,500	42,000	41,500
Legal		260,129	123,599	86,530
Management	10(a)	162,000	162,000	158,250
Office		206,279	305,653	84,659
Professional	10	699,141	708,443	221,770
Regulatory		69,403	126,355	35,278
Rent	10(b)	59,414	48,623	4,800
Repairs and maintenance		3,396	-	-
Salaries and benefits		290,616	204,970	116,028
Shareholder costs		35,056	43,381	18,268
Share-based compensation	9(d),10(a)	654,705	3,699,139	4,628,620
Transfer agent		24,452	42,586	31,573
Travel		194,759	277,123	177,338
		3,093,770	6,230,713	6,142,350
Loss before other items		(3,093,770)	(6,230,713)	(6,142,350)

Other items
Gain on sale of investment	6(b)	-	-	565,978
Gain on option and sale of exploration and evaluation assets	8(b)	-	-	100,137
Gain on sale of property, plant and equipment		1,921	-	3,683
Impairment of exploration and evaluation assets	8(a)	(498,114)	-	(14,803)
Interest income		95,935	151,298	135,783
Foreign exchange		12,786	(29,898)	(37,598)
		(387,472)	121,400	753,180
Loss before deferred income tax		(3,481,242)	(6,109,313)	(5,389,170)
Deferred income tax	11	-	(27,746)	27,746
Net loss for the year		(3,481,242)	(6,137,059)	(5,361,424)
Other comprehensive loss, net of deferred income tax		(56,057)	(223,536)	176,496
Comprehensive loss for the year		(3,537,299)	(6,350,595)	(5,184,928)

Basic and diluted loss per common share		(0.06)	(0.10)	(0.10)

Weighted average number of common shares outstanding		60,635,585	59,042,266	54,884,348

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars - unless otherwise stated)

	Year Ended August 31, 2013
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at September 1, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705
Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Exploration and evaluation assets	30,000	25,500	-	-	-	25,500
Share-based compensation on share options	-	-	654,705	-	-	654,705
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on investment	-	-	-	-	(56,057)	(56,057)
Net loss for the year	-	-	-	(3,481,242)	-	(3,481,242)
Balance at August 31, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861

	Year Ended August 31, 2012
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Gain (Loss) $	Total Equity $
Balance at September 1, 2011 (Note 3)	58,480,289	18,888,813	5,070,735	(6,415,723)	168,574	17,712,399
Common shares issued for:
Cash - exercise of warrants	983,275	613,675	-	-	-	613,675
Cash - exercise of share options	69,672	6,967	-	-	-	6,967
Exploration and evaluation assets	37,746	95,120	-	-	-	95,120
Share-based compensation on share options	-	-	3,699,139	-	-	3,699,139
Transfer on exercise of agent’s warrants	-	203,977	(203,977)	-	-	-
Unrealized loss on investment	-		-	-	(251,282)	(251,282)
Deferred income tax on unrealized loss on investment	-	-	-	-	27,746	27,746
Net loss for the year	-	-	-	(6,137,059)	-	(6,137,059)
Balance at August 31, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705

	Year Ended August 31, 2011
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Gain (Loss) $	Total Equity $
Balance on September 1, 2010 (Note 3)	42,105,402	5,757,155	655,523	(1,054,299)	(7,922)	5,350,457
Common shares issued for:
Cash - private placement	5,000,000	7,500,000	-	-	-	7,500,000
Cash - exercise of share options	1,587,844	371,914	-	-	-	371,914
Cash - exercise of agent’s warrants	9,261,043	5,141,101	-	-	-	5,141,101
Cash - exercise of compensation options	526,000	131,500	-	-	-	131,500
Share issue costs	-	(425,002)	-	-	-	(425,002)
Share-based compensation on share options	-	-	4,628,620	-	-	4,628,620
Share-based compensation on warrants	-	-	198,737	-	-	198,737
Transfer on exercise of share options	-	248,550	(248,550)	-	-	-
Transfer on exercise of agent’s warrants	-	100,475	(100,475)	-	-	-
Transfer on exercise of compensation options		63,120	(63,120)	-	-	-
Unrealized gain on available-for-sale investment	-	-	-	-	204,242	204,242
Deferred income tax on unrealized gain on available-for-sale investment	-	-	-	-	(27,746)	(27,746)
Net loss for the year	-	-	-	(5,361,424)	-	(5,361,424)
Balance at August 31, 2011 (Note 3)	58,480,289	18,888,813	5,070,735	(6,415,723)	168,574	17,712,399

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars - unless otherwise stated)

	Year Ended August 31
	2013 $	2012 $ (Note 3)	2011 $ (Note 3)
Operating activities
Net loss for the year	(3,481,242)	(6,137,059)	(5,361,424)
Adjustments for:
Depreciation	56,229	40,191	7,040
Share-based compensation	654,705	3,699,139	4,628,620
Gain on sale of investment	-	-	(565,978)
Gain on option and sale of exploration and evaluation assets	-	-	(100,137)
Gain on sale of property, plant and equipment	(1,921)	-	(3,683)
Impairment of exploration and evaluation assets	498,114	-	14,803
Deferred income tax	-	27,746	(27,746)
	(2,274,115)	(2,369,983)	(1,408,505)
Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	31,137	(32,893)	1,092
Decrease (increase) in GST/VAT receivables	102,031	(98,498)	(20,917)
Decrease (increase) in prepaids	627	(15,764)	(18,172)
Increase (decrease) in accounts payable and accrued liabilities	228,066	(75,490)	66,454
	361,861	(222,645)	28,457
Net cash used in operating activities	(1,912,254)	(2,592,628)	(1,380,048)

Investing activities
Additions to property, plant and equipment	-	(166,875)	(135,694)
Additions to exploration and evaluation assets	(2,562,939)	(3,299,991)	(1,447,752)
Additions to bond deposits	(28,150)	(204)	-
Proceeds from sale of investment	-	-	605,978
Proceeds from sale of property, plant and equipment	25,545	-	29,209
Proceeds from option and sale of exploration and evaluation assets	-	-	27,450
Net cash used in investing activities	(2,565,544)	(3,467,070)	(920,809)

Financing activities
Issuance of common shares	301,250	620,642	13,144,515
Share issue costs	-	-	(226,265)

Net cash provided by financing activities	301,250	620,642	12,918,250

Net change in cash	(4,176,548)	(5,439,056)	10,617,393

Cash at beginning of year	9,778,040	15,217,096	4,599,703

Cash at end of year	5,601,492	9,778,040	15,217,096

Supplemental cash flow information - see Note 14

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

1.	Nature of Operations

Tasman Metals Ltd. (“Tasman” or the “Company”) was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company’s common shares are listed and traded on the TSX Venture Exchange (“TSXV”) under the symbol “TSM” and on the New York Stock Exchange Market (“NYSE MKT”), under the symbol “TAS”.  The Company’s head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at August 31, 2013 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  The amounts shown as resource interests represent net acquisition costs to date, less amounts written off, and do not necessarily represent present or future values.

As at August 31, 2013 the Company had working capital of $5,094,986.  These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Basis of Measurement

The Company’s consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

Details of the Group

In addition to the Company, the consolidated financial statements include all subsidiaries.  Subsidiaries are all corporations over which the Company is able, directly or indirectly, to control financial and operating policies, which is the authority usually connected with holding majority voting rights.  Subsidiaries are fully consolidated from the date on which control is acquired by the Company.  Inter-company transactions and balances are eliminated upon consolidation.  They are de-consolidated from the date that control by the Company ceases.

As at August 31, 2013, 2012 and 2011 the Company has one wholly-owned Swedish subsidiary, Tasman Metals AB.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy

During fiscal 2013 the Company changed its accounting policy with respect to exploration and evaluation expenditures.  In prior years the Company’s policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  The Company has elected to change this accounting policy to now capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

The effects of the change in accounting policy related to the Company’s exploration and evaluation assets are as follows:

Reconciliation of Statements of Financial Position

	As at September 1, 2011
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS

Current assets
Cash	15,217,096	-	15,217,096
Amounts receivable	11,688	-	11,688
GST/VAT receivables	59,773		59,773
Prepaids	54,165	-	54,165
Total current assets	15,342,722	-	15,342,722

Non-current assets
Investment	332,144	-	332,144
Property, plant and equipment	128,654	-	128,654
Exploration and evaluation assets	79,176	2,207,890	2,287,066
Bond deposit	3,292	-	3,292
Total non-current assets	543,266	2,207,890	2,751,156

TOTAL ASSETS	15,885,988	2,207,890	18,093,878

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	381,479	-	381,479

TOTAL LIABILITIES	381,479	-	381,479

SHAREHOLDERS’ EQUITY
Share capital	18,888,813	-	18,888,813
Share-based payments reserve	5,070,735		5,070,735
Deficit	(8,623,613)	2,207,890	(6,415,723)
Accumulated other comprehensive gain	168,574	-	168,574
TOTAL SHAREHOLDERS’ EQUITY	15,504,509	2,207,890	17,712,399

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,885,988	2,207,890	18,093,878

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

	As at August 31, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
ASSETS

Current assets
Cash	9,778,040	-	9,778,040
Amounts receivable	44,581	-	44,581
GST/VAT receivables	158,271	-	158,271
Prepaids	69,929	-	69,929

Total current assets	10,050,821	-	10,050,821

Non-current assets
Investment	80,862	-	80,862
Property, plant and equipment	255,338	-	255,338
Exploration and evaluation assets	214,297	5,944,868	6,159,165
Bond deposit	3,496	-	3,496

Total non-current assets	553,993	5,944,868	6,498,861

TOTAL ASSETS	10,604,814	5,944,868	16,549,682

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	782,977	-	782,977

TOTAL LIABILITIES	782,977	-	782,977

SHAREHOLDERS’ EQUITY
Share capital	19,808,552	-	19,808,552
Share-based payments reserve	8,565,897	-	8,565,897
Deficit	(18,497,650)	5,944,868	(12,552,782)
Accumulated other comprehensive loss	(54,962)	-	(54,962)

TOTAL SHAREHOLDERS’ EQUITY	9,821,837	5,944,868	15,766,705

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,604,814	5,944,868	16,549,682

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

Reconciliation of Statements of Comprehensive Loss

	Year Ended August 31, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
Mineral exploration costs	3,736,978	(3,736,978)	-

Expenses
Accounting and administration	71,528	-	71,528
Audit	72,091	-	72,091
Corporate development	214,946	-	214,946
Depreciation	40,191	-	40,191
General exploration	48,085	-	48,085
Investor relations	42,000	-	42,000
Legal	123,599	-	123,599
Management fees	162,000	-	162,000
Office	305,653	-	305,653
Professional fees	708,443	-	708,443
Regulatory fees	126,355	-	126,355
Rent	48,623	-	48,623
Salaries and benefits	204,970	-	204,970
Shareholder costs	43,381	-	43,381
Share-based compensation	3,699,139	-	3,699,139
Transfer agent	42,586	-	42,586
Travel	277,123	-	277,123
	6,230,713	-	6,230,713
Loss before other items	(9,967,691)	3,736,978	(6,230,713)

Other items
Interest income	151,298	-	151,298
Foreign exchange	(29,898)	-	(29,898)
	121,400	-	121,400
Loss before deferred income tax	(9,846,291)	3,736,978	(6,109,313)

Deferred income tax	(27,746)	-	(27,746)

Net loss for the year	(9,874,037)	3,736,978	(6,137,059)

Other comprehensive loss, net of deferred income tax	(223,536)	-	(223,536)

Comprehensive loss for the year	(10,097,573)	3,736,978	(6,350,595)

Basic and diluted loss per common share	(0.17)		(0.10)

Weighted average number of common shares outstanding	59,042,266		59,042,266

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

	Year Ended August 31, 2011
	As previously reported $	Effect of change in accounting policy $	As restated $
Mineral exploration costs	1,570,435	(1,570,435)	-

Expenses
Accounting and administration	80,375	-	80,375
Audit	67,903	-	67,903
Corporate development	268,638	-	268,638
Depreciation	7,040	-	7,040
General exploration	113,780	-	113,780
Investor relations	41,500	-	41,500
Legal	86,530	-	86,530
Management	158,250	-	158,250
Office	84,659	-	84,659
Professional	221,770	-	221,770
Regulatory	35,278	-	35,278
Rent	4,800	-	4,800
Salaries and benefits	116,028	-	116,028
Shareholder costs	18,268	-	18,268
Share-based compensation	4,628,620	-	4,628,620
Transfer agent	31,573	-	31,573
Travel	177,338	-	177,338
	6,142,350	-	6,142,350
Loss before other items	(7,712,785)	1,570,435	(6,142,350)

Other items
Gain on sale of investment	565,978	-	565,978
Gain on option and sale of exploration and evaluation assets	112,961	(12,824)	100,137
Gain on sale of property, plant and equipment	3,683	-	3,683
Impairment of exploration and evaluation assets	(9,142)	(5,661)	(14,803)
Interest income	135,783	-	135,783
Foreign exchange	(37,598)	-	(37,598)
	771,665	(18,485)	753,180
Loss before deferred income tax	(6,941,120)	1,551,950	(5,389,170)

Deferred income tax	27,746	-	27,746

Net loss for the year	(6,913,374)	1,551,950	(5,361,424)

Other comprehensive loss, net of deferred income tax	176,496	-	176,496

Comprehensive loss for the year	(6,736,878)	1,551,950	(5,184,928)

Basic and diluted loss per common share	(0.13)		(0.10)

Weighted average number of common shares outstanding	54,884,348		54,884,348

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

Reconciliation of Statements of Cash Flows

	Year Ended August 31, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
Operating activities
Net loss for the year	(9,874,037)	3,736,978	(6,137,059)
Adjustments for:
Depreciation	40,191	-	40,191
Share-based compensation	3,699,139	-	3,699,139
Deferred income tax	27,746	-	27,746
	(6,106,961)	3,736,978	(2,369,983)
Changes in non-cash working capital items:
Increase in amounts receivable	(131,391)	-	(131,391)
Increase in prepaids	(15,764)	-	(15,764)
Increase (decrease) in accounts payable and accrued liabilities	401,498	(476,988)	(75,490)
	254,343	(476,988)	(222,645)
Net cash used in operating activities	(5,852,618)	3,259,990	(2,592,628)

Investing activities
Additions to property, plant and equipment	(166,875)	-	(166,875)
Additions to exploration and evaluation assets	(40,001)	(3,259,990)	(3,299,991)
Additions to bond deposits	(204)	-	(204)

Net cash used in investing activities	(207,080)	(3,259,990)	(3,467,070)

Financing activity
Issuance of common shares	620,642	-	620,642

Net cash provided by financing activity	620,642	-	620,642

Net change in cash	(5,439,056)	-	(5,439,056)

Cash at beginning of year	15,217,096	-	15,217,096

Cash at end of year	9,778,040	-	9,778,040

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

3.	Change in Accounting Policy (continued)

	Year Ended August 31, 2011
	As previously reported $	Effect of change in accounting policy $	As restated $
Operating activities
Net loss for the year	(6,913,374)	1,551,950	(5,361,424)
Adjustments for:
Depreciation	7,040	-	7,040
Share-based compensation	4,628,620	-	4,628,620
Gain on sale of investment	(565,978)	-	(565,978)
Gain on option and sale of exploration and evaluation assets	(112,961)	12,824	(100,137)
Gain on sale of property, plant and equipment	(3,683)	-	(3,683)
Impairment of exploration and evaluation assets	9,142	5,661	14,803
Deferred income tax	(27,746)	-	(27,746)
	(2,978,940)	1,570,435	(1,408,505)
Changes in non-cash working capital items:
Decrease in amounts receivable	1,092	-	1,092
Increase in GST/VAT receivables	(20,917)	-	(20,917)
Increase in prepaids	(18,172)	-	(18,172)
Increase in accounts payable and accrued liabilities	245,507	(179,053)	66,454
	207,510	(179,053)	28,457
Net cash used in operating activities	(2,771,430)	1,391,382	(1,380,048)

Investing activities
Additions to property, plant and equipment	(135,694)	-	(135,694)
Additions to exploration and evaluation assets	(56,370)	(1,391,382)	(1,447,752)
Proceeds from sale of investment	605,978	-	605,978
Proceeds from sale of property, plant and equipment	29,209	-	29,209
Proceeds from option and sale of exploration and evaluation assets	27,450	-	27,450

Net cash provided by (used in) investing activities	470,573	(1,391,382)	(920,809)

Financing activities
Issuance of common shares	13,144,515	-	13,144,515
Share issue costs	(226,265)	-	(226,265)

Net cash provided by financing activities	12,918,250	-	12,918,250

Net change in cash	10,617,393	-	10,617,393

Cash at beginning of year	4,599,703	-	4,599,703

Cash at end of year	15,217,096	-	15,217,096

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies

Critical Judgments and Sources of Estimation Uncertainty

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  These consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical Judgments

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

(i)	The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management.

(ii)
Management is required to assess the functional currency of each entity of the Company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary company, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.  As no single currency was clearly dominant the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)
Management is required to assess impairment in respect of intangible exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined impairment indicators were present in respect of the Otanmaki property and certain other exploration and evaluation assets and as a result an impairment test was performed.  See also Note 8(a).

Management has determined that there were no triggering events present as defined in IFRS 6 with the other properties as at August 31, 2013 and as such, no impairment test was performed.

(iv)
Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company’s title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)
Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors.  The Company reviews the adequacy of these provisions at the end of the reporting period.  However, it is possible that at some future date an additional liability could result from audits by taxing authorities.  Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

(ii)
The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  As a result of this assessment, management has carried out an impairment test on its Otanmaki property and certain other exploration and evaluation assets and an impairment charge of $498,114 was made in fiscal 2013.  See also Note 8(a).

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  The Company is not exposed to significant credit or interest rate risk although cash is held in excess of federally insured limits with a major financial institution.  As at August 31, 2013, 2012 and September 30, 2011 the Company did not have any cash equivalents.

Amounts Receivable

Receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment.  Receivables are classified as loans and receivables.  A provision for impairment of receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

Accounts Payable and Accrued Liabilities

Payables are obligations to pay for materials or services that have been acquired in the ordinary course of business from suppliers.  Payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer).  If not, they are presented as non-current liabilities.

Payables are classified as other financial liabilities initially at fair value and subsequently measured at amortized cost using the effective interest method.

Exploration and Evaluation Assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral properties and crediting all proceeds received against the cost of the related properties.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling.  At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment, or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Property, Plant and Equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property, plant and equipment are depreciated annually on a straight-line basis over the estimated useful life of the assets at a rate of 20%.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

The Company compares the carrying value of property, plant and equipment to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Impairment of Assets

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Decommissioning Provision

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration, development or ongoing production of a mineral interest by or on behalf of the Company.  Costs for restoration of site damage which is created on an ongoing basis during exploration and evaluation are provided for at their net present values and charged against profits in the period such exploration and evaluation occurs.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2013, 2012 and September 30, 2011 the Company does not have any decommissioning obligations.

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  Cash is classified as FVTPL.

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost.  Amounts receivable are classified as loans and receivables.

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary.  Investments in common shares are classified as available-for-sale.

Transaction costs associated with FVTPL are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are measured at amortized cost.  Accounts payable and accrued liabilities are classified as other financial liabilities.

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2013, 2012 and September 1, 2011 the Company has not classified any financial liabilities as FVTPL.

Share Capital

Common shares issued by the Company are classified as equity.  Costs directly attributable to the issue of common shares, share purchase warrants and share options are recognized as a deduction from equity, net of any related income tax effects.

Equity Financing

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties.  These equity financing transactions may involve issuance of common shares or units.  Units typically comprise a certain number of common shares and share purchase warrants.  Depending on the terms and conditions of each equity financing transaction, the warrants are exercisable into additional common shares at a price prior to expiry as stipulated by the terms of the transaction.  The Company adopted a residual value method with respect to the measurement of common shares and share purchase warrants issued as private placement units.  The fair value of the common shares issued in the private placements is determined by the closing quoted bid price on the price reservation date, if applicable, or the announcement date.  The balance, if any, is allocated to the attached share purchase warrants.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

Share-Based Payment Transactions

The share option plan allows Company employees and consultants to acquire shares of the Company.  The fair value of share options granted is recognized as a share-based compensation expense with a corresponding increase in the equity settled share-based payments reserve in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

For employees the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest.  The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted.  At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.  However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Current and Deferred Income Taxes

The tax expense comprises current and deferred income tax.  Tax is recognized separately in the statement of comprehensive income (loss), except to the extent that it relates to items recognized in other comprehensive income (loss) or directly in equity.  In this case the income tax is also recognized in other comprehensive income (loss) or directly in equity, respectively.

Current Tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date.  Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation.  It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred Tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax relating to items recognized directly in equity or other comprehensive income (“OCI”) is recognized in equity or OCI and not in the statement of comprehensive loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.  Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share.

Foreign Currency Translation

Functional and Presentation Currency

The financial statements of each of the Company’s subsidiaries are prepared in the local currency of their home jurisdictions.  Consolidation of each subsidiary includes re-measurement from the local currency to the subsidiary’s functional currency.  Each subsidiary’s functional currency, being the currency of the primary economic environment in which the subsidiary operates, is the Canadian dollar.  The consolidated financial statements are presented in Canadian dollars.

Exchange rates published by the Bank of Canada were used to translate subsidiary financial statements into the consolidated financial statements.  Income and expenses for each statement of comprehensive loss presented are translated using the rates prevailing on the transaction dates.  All resulting foreign exchange differences are recognized in comprehensive loss.

Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in comprehensive loss.

Accounting Standards and Interpretations Issued but Not Yet Adopted

As at the date of these consolidated financial statements, the following standards, amendments and interpretations have not been applied in these consolidated financial statements.

(i)	IFRS 9 Financial Instruments (New; to replace IAS 39); effective for annual periods beginning on or after January 1, 2015.

(ii)
IFRS 10 Consolidated Financial Statements; effective for annual periods beginning on or after January 1, 2013.  Early application is permitted.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidated - Special Purpose Entities.

(iii)
IFRS 11 Joint Arrangements; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 11 establishes principles for financial reporting by parties to a joint arrangement.  IFRS 11 supersedes the current IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-Monetary Contributions by Ventures.

(iv)
IFRS 12 Disclosure of Interest in Other Entities; effective for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

4.	Summary of Significant Accounting Policies (continued)

(v)
IFRS 13 Fair Value Measurements; to be applied for annual periods beginning on or after January 1, 2013.  Earlier application is permitted.  IFRS 13 defines fair value, sets out in a single IFRS, a framework for measuring fair value and requires disclosures about fair value measurements.  IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements).

Management is currently assessing the impact of these new standards on the Company’s accounting policies and financial statement presentation.

5.	Cash

	August 31, 2013 $	August 31, 2012 $	September 1, 2011 $
Cash	5,601,492	208,212	5,012,487
Demand deposits	-	9,569,828	10,204,609
	5,601,492	9,778,040	15,217,096

6.	Investment

	August 31, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(111,019)	24,805

	August 31, 2012
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans	2,647,059	135,824	(54,962)	80,862

	September 1, 2011
	Number of Shares	Cost $	Accumulated Compre- hensive Gain $	Carrying Value $

Hannans	2,647,059	135,824	196,320	332,144

(a)
The Company had received common shares of Hannans, a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 8(b)(i).  As at August 31, 2013 the quoted market value of the Hannans shares was $24,805.

(b)
In July 2010 the Company completed the sale of certain of its iron ore licenses in Sweden and received 691,921 common shares of Beowulf Mining PLC (“Beowulf”), a public company listed on the London Stock Exchange, with an estimated value of $40,000.  The Company then sold the Beowulf shares for $605,978 resulting in a realized gain of $565,978.  See also Note 8(b)(ii).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

7.           Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $

Balance at August 31, 2010	-	-	-	26,334	26,334
Additions	18,032	-	40,054	77,608	135,694
Disposal	-	-	-	(26,334)	(26,334)
Balance at September 1, 2011	18,032	-	40,054	77,608	135,694
Additions	-	19,767	58,027	89,081	166,875
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569
Disposal	-	-	-	(32,214)	(32,214)
Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Accumulated Depreciation:

Balance at August 31, 2010	-	-	-	(808)	(808)
Depreciation	(1,360)	-	(1,967)	(3,713)	(7,040)
Disposal	-	-	-	808	808
Balance at September 1, 2011	(1,360)	-	(1,967)	(3,713)	(7,040)
Depreciation	(3,675)	(3,201)	(11,855)	(21,460)	(40,191)
Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(3,507)	(3,842)	(20,265)	(28,615)	(56,229)
Disposal	-	-	-	8,590	8,590
Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)
Carrying Value:

Balance at September 1, 2011	16,672	-	38,087	73,895	128,654
Balance at August 31, 2012	12,997	16,566	84,259	141,516	255,338
Balance at August 31, 2013	9,490	12,724	63,994	89,277	175,485

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.	Exploration and Evaluation Assets

	August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,179,904	7,202,949
Otanmaki	-	-	-
Olserum	124,846	488,336	613,182
Other	49,088	15,860	64,948
Iron Ore Properties	2,406	454	2,860
	199,385	7,684,554	7,883,939

	August 31, 2012
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	5,289,659	5,312,704
Otanmaki	801	339,965	340,766
Olserum	103,488	212,649	316,137
Other	86,288	100,410	186,698
Iron Ore Properties	2,406	454	2,860
	216,028	5,943,137	6,159,165

	September 1, 2011
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	16,078	1,801,064	1,817,142
Otanmaki	801	317,242	318,043
Other	59,891	89,130	149,021
Iron Ore Properties	2,406	454	2,860
	79,176	2,207,890	2,287,066

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.           Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties				Iron Ore Projects
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Other $	Total $
Balance at August 31, 2010	577,046	13,641	-	83,923	13,278	687,888
Exploration costs
Assays	3,588	-	-	-	-	3,588
Consulting	197,664	69,094	-	10,630	-	277,388
Database	2,967	3,889	-	3,387	-	10,243
Drilling	546,211	125,832	-	-	-	672,043
Exploration site	61,207	6,324	-	1,407	-	68,938
Geochemical	159,347	8,667	-	713	-	168,727
Geological	171,593	14,348	-	20,404	-	206,345
Geosurvey	48,000	67,625	-	-	-	115,625
Maps	1,550	2,235	-	3,743	-	7,528
Salaries	12,255	-	-	-	-	12,255
Sample preparation	1,066	-	-	-	-	1,066
Site preparation	4,562	3,804	-	-	-	8,366
Travel	15,739	2,584	-	-	-	18,323
	1,225,749	304,402	-	40,284	-	1,570,435
Acquisition costs
Mining rights	14,347	-	-	39,617	2,406	56,370
Impairment	-	-	-	(14,803)	-	(14,803)
Disposition	-	-	-	-	(12,824)	(12,824)
	-	-	-	(14,803)	(12,824)	(27,627)
Balance at September 1, 2011	1,817,142	318,043	-	149,021	2,860	2,287,066
Exploration costs
Consulting	847,733	21,791	54,407	8,104	-	932,035
Core cutting	49,498	-	-	-	-	49,498
Database	2,350	-	-	2,086	-	4,436
Drafting	3,331	-	1,603	-	-	4,934
Drilling	1,348,072	-	123,017	-	-	1,471,089
Environmental	6,236	-	-	-	-	6,236
Exploration site	96,272	113	2,008	-	-	98,393
Fuel	7,878	303	650	-	-	8,831
Geochemical	275,352	-	21,834	-	-	297,186
Geological	13,568	-	7,121	-	-	20,689
Maps	50	-	-	670	-	720
Metallurgical consulting	27,262	-	-	-	-	27,262
Metallurgical testing	377,605	-	-	-	-	377,605
Preliminary economic assessment	203,904	-	-	-	-	203,904
Pre-feasibility study	103,612	-	-	-	-	103,612
Salaries	52,623	-	-	-	-	52,623
Sample preparation	34,900	-	-	-	-	34,900
Travel	40,080	516	2,009	420	-	43,025
	3,490,326	22,723	212,649	11,280	-	3,736,978
Acquisition costs
Mining rights	5,236	-	103,488	26,397	-	135,121

Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165

(continued)

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.           Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties				Iron Ore Projects
	Norra Kärr $	Otanmaki $	Olserum $	Other $	Other $	Total $
Balance at August 31, 2012	5,312,704	340,766	316,137	186,698	2,860	6,159,165
Exploration costs
Consulting	400,543	-	186,511	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	-	3,698	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	-	119	-	-	21,898
Fuel	1,253	-	668	-	-	1,921
Geochemical	385,093	-	35,306	-	-	420,399
Geological	92,398	-	31,511	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	-	17,791	-	-	17,791
Travel	24,257	-	83	-	-	24,340
	1,890,245	-	275,687	1,920	-	2,167,852
Acquisition costs
Mining rights	-	-	21,358	33,678	-	55,036

Impairment	-	(340,766)	-	(157,348)	-	(498,114)

Balance at August 31, 2013	7,202,949	-	613,182	64,948	2,860	7,883,939

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for a total consideration of 37,746 common shares of the Company issued at an estimated fair value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum property.

Otanmaki

During fiscal 2013 the Company determined to record an impairment charge of $340,766 on the Otanmaki property, comprising 24 staked exploration claims, located in central western Finland, and is proceeding with its relinquishment.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.           Exploration and Evaluation Assets (continued)

Other

On June 7, 2012 the Company entered into a purchase and sale agreement with Magnus Minerals Oy (“Magnus”), a Finnish private company at arms-length to the Company, whereby the Company agreed to acquire 25 mineral exploration licenses (the “Magnus Licenses”) located in central Finland for a total consideration of 60,000 common shares of the Company.  On May 27, 2013 the Company issued an initial 30,000 common shares to Magnus with an estimated fair value of $25,500.  The Company subsequently determined to record an impairment charge of $81,628 on the Magnus Licenses and is proceeding with its relinquishment.

During fiscal 2013 the Company relinquished certain exploration claims in Finland, Norway and Sweden and recorded an impairment charge of $75,720 to exploration and evaluation assets.

On March 23, 2010 the Company entered into an option agreement to acquire a 90% interest in two exploration licenses, known as the Bastnäs property, located in the Bergslagen mining district, Sweden.  To earn the 90% interest the Company was required to make cash payments totalling SEK 975,000 (SEK 65,000 paid) and incur contract services with the vendor totalling SEK 390,000 over a four year period.  During fiscal 2011 the Company made a decision to terminate the option agreement and wrote-off $14,803 of exploration and evaluation assets.

As at August 31, 2013 the Company has been granted or made reservations on other rare earth element properties, as follows:

(i)	5 exploration claims in Sweden; and
(ii)	47 exploration claims or claim applications in Finland.

(b)	Iron Ore Properties

(i)
On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans has agreed to acquire up to a 90% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the “Iron Ore Claims”) in Sweden under the following terms:

i)
during fiscal 2010 Hannans issued 1,764,705 common shares at an estimated fair value of $86,116 and paid $28,705 to the Company resulting in a gain on option of exploration and evaluation assets of $81,462;

ii)
during fiscal 2011 Hannans issued 882,354 common shares at an estimated fair value of $49,708, paid $16,570 and reimbursed the Company $10,880 resulting in a gain on option of exploration and evaluation assets of $77,158;

iii)
Hannans must spend a minimum of AUS $175,000 within 12 months prior to being entitled to withdraw.  Should Hannans withdraw after meeting the minimum expenditure it shall have no further interest in the Iron Ore Claims;

		iv)	the Company grants Hannans the exclusive right to earn a 51% interest in the Iron Ore Claims by spending AUS $750,000 on exploration prior to June 30, 2013;
		v)	Hannans may earn a further 24% interest in the Iron Ore Claims by spending a further AUS $500,000 on exploration prior to June 30, 2014; and
vi)
Hannans may earn a further 15% interest in the Iron Ore Claims by sole funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including a minimum spend of AUS $100,000 per annum.

On June 28, 2013 the Company received notification from Hannans that it had spent the requisite expenditures to earn a 75% interest in the Iron Ore Claims.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

8.           Exploration and Evaluation Assets (continued)

(ii)
During fiscal 2010 the Company entered into a sale agreement with Beowulf covering the three remaining iron ore property exploration licenses in Sweden.  During fiscal 2011 in consideration for the sale, the Company received 691,921 common shares in Beowulf at an estimated fair value of $40,000, resulting in a gain on option of exploration and evaluation assets of $22,979.  The Company also retained a 1.5% net smelter returns royalty on any future production from the three permit areas.

(c)	See also Note 15(a).

9.	Share Capital

(a)           Authorized Share Capital

At August 31, 2013, 2012 and September 1, 2011 the Company’s authorized share capital consisted of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)           Reconciliation of Changes in Share Capital

(i)	No equity financings were conducted by the Company during fiscal 2013 and 2012. See also Notes 8(a) and 15(a).

(ii)
During fiscal 2011 the Company completed a private placement of 5,000,000 units at a price of $1.50 per unit for gross proceeds of $7,500,000.  Each unit comprised one common share and one-half non-transferable share purchase warrant.  Each full warrant entitled the holder to purchase an additional common share at a price of $1.85 per share on or before November 17, 2012.

The Company paid a finders’ fee of $193,494 cash and issued finders’ warrants which entitled the holder to purchase 129,050 common shares at a price of $1.85 per share on or before November 17, 2012.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $198,737.  The assumptions used were: a risk-free interest rate of 1.38%; an estimated volatility of 174%; an expected life of two years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $32,771 for legal and filing fees associated with this private placement.

(c)	Warrants

During fiscal 2013 the Company extended the expiry dates on 1,257,334 warrants which were to expire on November 17, 2012, to a revised expiry date of November 17, 2013 and on 833,333 warrants which were to expire on November 26, 2012, to a revised expiry date of November 26, 2013.  All other terms of the warrants remained the same.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

9.	Share Capital (continued)

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at August 31, 2013, 2012 and September 1, 2011 and the changes for the years ended on those dates is as follows:

	2013		2012		2011
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	2,177,607	1.85	3,160,882	1.47	9,266,875	0.50
Issued on private placement	-	-	-	-	2,629,050	1.85
Issued on exercise of compensation option	-	-	-	-	526,000	0.40
Exercised	-	-	(983,275)	0.62	(9,261,043)	0.56
Expired	(86,940)	1.85	-	-	-	-
Balance, end of year	2,090,667	1.85	2,177,607	1.85	3,160,882	1.47

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at August 31, 2013:

Number	Exercise Price $	Expiry Date
1,257,334	1.85	November 17, 2013
833,333	1.85	November 26, 2013
2,090,667

See also Note 15(c).

(d)          Share Option Plan

The Company has established a rolling share option plan (the “Plan”), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company’s closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During fiscal 2013 the Company granted 230,000 (2012 - 2,270,000; 2011 - 1,700,000) share options and recorded compensation expense of $154,000 (2012 - $3,307,750; 2011 - $4,001,200).  In addition, the Company recorded $9,475 (2012 - $391,389; 2011 - $627,420) compensation expense on share options previously granted which had vested during the year.

The fair value of share options granted and/or vested during fiscal 2013, 2012 and 2011 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2013	2012	2011
Risk-free interest rate	1.09% - 1.26%	0.97% - 1.21%	1.38% - 2.14%
Estimated volatility	86% - 130%	105% - 145%	147% - 175%
Expected life	2 years - 3 years	2 years - 3 years	2 years - 3 years
Expected dividend yield	0%	0%	0%
Estimated forfeiture rate	0%	0%	0%

The weighted average fair value of all share options granted and/or vested during fiscal 2013 was $0.56 (2012 - $1.44; 2011 - $3.17) per option.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

9.	Share Capital (continued)

During fiscal 2013 the Company re-priced 1,706,500 share options previously granted, from original exercise prices ranging from $2.13 to $4.22 per share, to a revised exercise price of $1.40 per share.  The fair value of the re-priced share options have been estimated using the Black-Scholes option pricing model.  The assumptions used were:  risk-free interest rate of 1.09% - 1.22%;  estimated volatility of 91% - 103%;  expected life of 1.25 years to 2.46 years;  expected dividend yield of 0%;  and estimated forfeiture rate of 0%.  The value assigned to the re-pricing of the share options was $491,230.

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at August 31, 2013, 2012 and September 1, 2011 and the changes for the years ended on those dates is presented below:

	2013		2012		2011
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	5,181,500	2.09	3,041,172	1.98	2,929,016	0.21
Granted	230,000	0.96	2,270,000	2.35	1,700,000	3.39
Exercised	(1,250,000)	0.24	(69,672)	0.10	(1,587,844)	0.23
Expired	(380,000)	2.32	(60,000)	2.96	-	-
Balance, end of year	3,781,500	2.01	5,181,500	2.09	3,041,172	1.98

The following table summarizes information about the share options outstanding and exercisable at August 31, 2013:

Number Outstanding	Exercise Price $	Expiry Date
96,500	1.40	December 24, 2013
665,000	1.40	January 6, 2014
250,000	3.45	January 6, 2014
100,000	1.40	July 15, 2014
100,000	4.22	July 15, 2014
200,000	1.40	August 9, 2014
50,000	3.20	August 9, 2014
60,000	1.40	August 22, 2014
100,000	3.37	September 13, 2014
285,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
3,781,500

See also Note 15(b).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

10.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During fiscal 2013, 2012 and 2011 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, Vice-President of Corporate Development (“VPCD”) and Chief Financial Officer (“CFO”):

	2013 $	2012 $	2011 $
Management fees	162,000	162,000	158,250
Professional fees	156,000	181,009	42,412
Share-based compensation	51,250	930,736	161,975
	369,250	1,273,745	362,637

As at August 31, 2013, $18,000 (2012 - $16,000; 2011 - $5,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President, which provides that in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $13,500 per month, is payable.  If the termination had incurred on August 31, 2013, the amount payable under the agreement would be $324,000.

(b)          Transactions with Other Related Parties

(i)	During fiscal 2013, 2012 and 2011 the following amounts were incurred with respect to the Company’s current and former non-management directors and non-executive officer of the Company:
	2013 $	2012 $	2011 $
Professional fees	126,000	121,750	76,000
Health benefits	631	659	-
Share-based compensation	-	1,534,250	-
	126,631	1,656,659	76,000

As at August 31, 2013, $32,500 (2012 - $21,500; 2011 - $12.000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)
In addition, during fiscal 2013 the Company incurred a total of $48,650 (2012 - $48,000;  2011 - $57,875) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $4,475 (2012 - $4,800; 2011 - $4,800) for rent.  As at August 31, 2013, $4,085 (2012 - $3,400; 2011 - $7,700) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)
During fiscal 2013 the Company incurred $25,110 (2012 - $7,068; 2011 - $8,250) for shared administration costs with public companies with common directors and officers.  As at August 31, 2013, $2,640 (2012 - $930; 2011 - $nil) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

10.	Related Party Disclosures (continued)

(d)
During fiscal 2013 the Company recorded a recovery of $96,625 (2012 - $36,441; 2011 - $nil) for shared office personnel and costs from public companies with common directors and officers.  As at August 31, 2013, $9,821 (2012 - $41,083; 2011 - $nil) of the amount remained outstanding and has been included in amounts receivable.

11.           Income Tax

Deferred income tax assets and liabilities of the Company as at August 31, 2013, 2012 and September 1, 2011 are as follows:

	August 31, 2013 $	August 31, 2012 $	September 1, 2011 $
Deferred income tax assets
Losses carried forward	2,533,700	1,580,200	674,900
Other	65,700	76,800	46,000
	2,599,400	1,657,000	720,900
Valuation allowance	(2,599,400)	(1,657,000)	(720,900)
Net deferred income tax asset	-	-	-

The recovery of income taxes shown in the consolidated statements of comprehensive loss for fiscal 2013, 2012 and 2011 differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2013 $	2012 $	2011 $
Income tax rate reconciliation
Combined federal and provincial income tax rate	25.0%	25.5%	27.17%
Expected income tax recovery	870,300	1,557,900	1,464,200
Effect of income tax rate changes	(24,900)	(46,600)	(23,700)
Foreign income tax rate differences	16,100	6,400	(2,700)
Non-deductible share-based compensation	(163,700)	(943,300)	(1,257,600)
Other	23,600	27,400	56,900
Unrecognized benefit of income tax losses	(721,400)	(629,546)	(209,354)
Actual income tax (expense) recovery	-	(27,746)	27,746

As at August 31, 2013, the Company has non-capital losses of approximately $7,390,600 and accumulated pools of approximately $151,600 for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2024 through 2033.  The Company’s subsidiary in Sweden has losses for income tax purposes of approximately $2,608,600 (SEK 16,434,900) which may be carried forward indefinitely.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

12.           Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	August 31, 2013
	Canada $	Scandinavia $	Total $
Current assets	5,518,107	222,371	5,740,478
Investment	24,805	-	24,805
Property, plant and equipment	-	175,485	175,485
Exploration and evaluation assets	-	7,883,939	7,883,939
Bond deposit	-	31,646	31,646
	5,542,912	8,313,441	13,856,353

	August 31, 2012
	Canada $	Scandinavia $	Total $
Current assets	9,679,327	371,494	10,050,821
Investment	80,862	-	80,862
Property, plant and equipment	-	255,338	255,338
Exploration and evaluation assets	-	6,159,165	6,159,165
Bond deposit	-	3,496	3,496
	9,760,189	6,789,493	16,549,682

	September 1, 2011
	Canada $	Scandinavia $	Total $
Current assets	15,117,687	225,035	15,342,722
Investment	332,144	-	332,144
Property, plant and equipment	-	128,654	128,654
Exploration and evaluation assets	-	2,287,066	2,287,066
Bond deposit	-	3,292	3,292
	15,449,831	2,644,047	18,093,878

13.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2013 $	August 31, 2012 $	September 1, 2011 $
Cash	FVTPL	5,601,492	9,778,040	15,217,096
Investment	Available-for-sale	24,805	80,862	332,144
Amounts receivable	Loans and receivables	13,444	44,581	11,688
Accounts payable and accrued liabilities	Other liabilities	(645,492)	(782,977)	(381,479)

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

13.	Financial Instruments and Risk Management (continued)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 -
Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.  Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 -
Pricing inputs are other than quoted prices in active markets included in Level 1.  Prices in Level 2 are either directly or indirectly observable as of the reporting date.  Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 -	Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s cash and investment under the fair value hierarchy are measured using Level 1 inputs.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  The Company’s credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

	Contractual Maturity Analysis at August 31, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	5,601,492	-	-	-	5,601,492
Investment	-	-	24,805	-	24,805
Amounts receivable	13,444	-	-	-	13,444
Accounts payable and accrued liabilities	(645,492)	-	-	-	(645,492)

	Contractual Maturity Analysis at August 31, 2012
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	9,778,040	-	-	-	9,778,040
Investment	-	-	80,862	-	80,862
Amounts receivable	44,581	-	-	-	44,581
Accounts payable and accrued liabilities	(782,977)	-	-	-	(782,977)

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

13.           Financial Instruments and Risk Management (continued)

	Contractual Maturity Analysis at September 1, 2011
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	15,217,096	-	-	-	15,217,096
Investment	-	-	332,144	-	332,144
Amounts receivable	11,688	-	-	-	11,688
Accounts payable and accrued liabilities	(381,479)	-	-	-	(381,479)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At August 31, 2013, 1 Canadian Dollar was equal to 6.30 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent
Cash	919,927	146,020
Amounts receivable	344,927	54,750
Accounts payable and accrued liabilities	(2,042,720)	(324,241)
	(777,866)	(123,471)

Based on the net exposures as of August 31, 2013 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company’s net loss to be approximately $11,000 higher (or lower).

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2013, 2012 AND 2011
(Expressed in Canadian Dollars - unless otherwise stated)

14.           Supplemental Cash Flow Information

During fiscal 2013, 2012 and 2011 non-cash activities were conducted by the Company as follows:

	2013 $	2012 $	2011 $
Operating activity
Increase in accounts payable and accrued liabilities	111,437	476,988	179,053
Financing activities
Issuance of common shares	190,000	299,097	412,145
Share issue costs	-	-	(198,737)
Share-based payments reserve	(164,500)	(203,977)	(213,408)
	25,500	95,120	-
Investing activities
Additions to exploration and evaluation assets	(136,937)	(572,108)	(179,053)
Proceeds on sale of exploration and evaluation assets	-	-	49,708
Investments	-	-	(49,708)
	(136,937)	(572,108)	(179,053)

15.           Events after the Reporting Period

(a)
On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. (“Tumi”) and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors.

(b)
Subsequent to August 31, 2013 the Company granted share options to consultants to purchase 60,000 common shares of the Company at an exercise price of $0.65 per share, expiring September 2, 2016, and 160,000 common shares at an exercise price of $0.76 per share, expiring September 23, 2016.

(c)	Subsequent to August 31, 2013 warrants to purchase 1,257,334 common shares of the Company expired without exercise.

Exhibit Number	Description

1.1*	Certificate of Amalgamation
1.2*	Amalgamation Application and Notice of Articles
1.3*	Articles dated October 22, 2009
4.1	Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd. dated October 1, 2010.
4.2	Tasman Metals Ltd. Stock Option Plan dated March 14, 2013
8.1	List of Subsidiaries
11.1**	Code of Business Conduct and Ethics
12.1	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of D&H Group LLP, Chartered Accountants
15.2	Consent of Geoffrey C. Reed, B App Sc
15.3	Consent of Craig F. Horlacher
15.4	Consent of Paul A. Gates
15.5	Consent of Runge Inc. d.b.a. RungePinockMinarco
15.6	Consent of John Litz and J.E. Litz and Associates, LLC
15.7	Consent of ReedLeyton Consulting
15.8***	Audit Committee Charter