Form 20-F
period 2014-08-31
TASMAN METALS LTD.
filed 2014-11-26
CIK 1474547

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

 (Mark One)

[     ]            Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
[ X ]            Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2014
or
[     ]            Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from  _______________________________        to  _________________________________
or
[     ]            Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of event requiring this shell company report    ____________________________________

Commission file number: 001-35307

Tasman Metals Ltd.
(Exact name of Registrant as specified in its charter)

Tasman Metals Ltd.
(Translation of Registrant's name into English)

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 66,141,922 shares of common stock outstanding as of August 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐Yes            ☑No

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐Yes            ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑Yes            ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).
☐Yes            ☑No

General Information:

Unless otherwise indicated, all references herein are to Canadian dollars.  References to US$ refer to United States dollars and references to SEK refer to Swedish Krona.

As used within this annual report, unless the context indicates otherwise, the terms "Tasman," "we," "us" or "our" refers to Tasman Metals Ltd. and our subsidiaries.

Glossary

NI 43-101 & Canadian Institute of Mining, Metallurgy and Petroleum Definitions

Mineral Reserve
The term "Mineral Reserve" refers to the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. The study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserve
The term "Proven Mineral Reserve" refers to the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserve
The term "Probable Mineral Reserve" refers to the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral Resource
The term "Mineral Resource" refers to a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, rare earth elements and industrial minerals in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resource
The term "Measured Mineral Resource" refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resource
The term "Indicated Mineral Resource" refers to that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource
The term "Inferred Mineral Resource" refers to that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Qualified Person(1)
The term "Qualified Person" refers to an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project and the technical report and is a member in good standing of a professional association.

SEC Industry Guide 7 Definitions

Reserve
The term "Reserve" refers to that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination. Reserves must be supported by a feasibility study(2) done to bankable standards that demonstrates the economic extraction. ("bankable standards" implies that the confidence attached to the costs and achievements developed in the study is sufficient for the project to be eligible for external debt financing.) A reserve includes adjustments to the in-situ tonnes and grade to include diluting materials and allowances for losses that might occur when the material is mined.

Proven (Measured) Reserve
The term "Proven (Measured) Reserve" refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well-defined that size, shape depth and mineral content of reserves are well-established.

Probable (Indicated) Reserve
The term "Probable (Indicated) Reserve" refers to reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Mineralized Material(3)	The term "Mineralized Material" refers to material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Non-Reserves	The term "Non-Reserves" refers to mineralized material that is not included in the reserve as it does not meet all of the criteria for adequate demonstration for economic or legal extraction.

Exploration Stage	An "Exploration Stage" prospect is one which is not in either the development or production stage.

Development Stage
A "Development Stage" project is one which is undergoing preparation of an established commercially mineable deposit for ore extraction but which is not yet in production. This stage occurs after completion of a feasibility study.

Production Stage	A "Production Stage" project is actively engaged in the process of extraction and beneficiation of Mineral Reserves to produce a marketable metal or mineral product.

(1)	Industry Guide 7 does not require designation of Qualified Person.

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

cerium ("Ce") - a soft, silvery, ductile metal which easily oxidizes in air. Cerium is the most abundant of the REEs, and is found in a number of minerals, including monazite and bastnasite. Cerium has two relatively stable oxidation states, enabling both the storage of oxygen and its widespread use in catalytic converters. Cerium is also widely used in glass polish.

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

critical rare earth elements ("CREE") - we consider CREEs to include Y and the rare earth elements of Nd, Pr, Eu, Tb and Dy which we believe are projected to have the greatest future demand, price growth and supply risk.

cut-off grade - when determining economically viable Mineral Reserves, the lowest grade of mineralized material that qualifies as ore, i.e. that can be mined and processed at a profit.

definitive feasibility study ("DFS") - a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

dysprosium ("Dy") - a soft metallic element of the lanthanide series.  Dy has a high melting point and absorbs neutrons well and is therefore used to help control nuclear reactions and is also used in laser materials and as a neutron absorber in nuclear control rods.

erbium ("Er") - is a soft, malleable, lustrous, silvery metal. It is very stable in air, it reacts very slowly with oxygen and water and dissolves in acids. Its salts are rose colored and it has a sharp adsorption spectra in visible, ultraviolet and infrared light.  Some erbium is added to alloys with metals such as vanadium because it lowers their hardness, making them more workable. Due to its adsorption of infrared light, erbium is added to the glass of special safety spectacles for workers, such as welders and glass-blowers. It is used as a photographic filter as well, and to dope optical fibers at regular intervals to amplify signals. Finally, due to its pink color, erbium is sometimes used as a glass and porcelain enamel glaze colorant.

europium ("Eu") - a very rare metallic element that is the softest member of the lanthanide series. It is used in making color television tubes and lasers and as a neutron absorber in nuclear research.  It is desirable due to its photon emission. Excitation of the europium atom, by absorption of electrons or by ultraviolet radiation, results in changes in energy levels that create a visible emission. Almost all practical uses of europium utilize this luminescent behavior.

fault - a surface or zone of rock fracture along which there has been displacement.

Fluorite (also called fluorspar) - a mineral form of calcium fluoride, CaF2. It belongs to the halide minerals. It crystallizes in isometric cubic habit, although octahedral and more complex isometric forms are not uncommon.

formation - a distinct layer of sedimentary rock of similar composition.

gadolinium ("Gd") - is a malleable, ductile metallic element of the lanthanide series that has seven natural isotopes and 11 artificial isotopes. Two of the natural isotopes, Gd 155 and Gd 157, are the best known neutron absorbers. Gd is used to improve the heat and corrosion resistance of iron, chromium, and various alloys and in medicine as a contrast medium for magnetic resonance imaging and as a radioisotope in bone mineral analysis.

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

heavy rare earth elements ("HREEs") - defined as the elements Tb, Dy, Ho, Er, Tm, Yb, Lu and Y.

heavy rare earth oxides ("HREO") - includes the oxides: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3

holmium ("Ho") - is a melleable, soft, lustrous metal with a silvery colour, belonging to the lantanides series of the periodic chart of elements. It is slowly attacked by oxygen and water and dissolves in acids. It is stable in dry air at room temperature.  Holmium alloys are used as a magnetic flux concentrator to create the strongest artificially-generated magnetic fields. It is also used in nuclear reactors for nuclear control rods. Holmium oxide is used as yellow gas colouring.

host rock - the rock in which a mineral or an ore body may be contained.

Iron ("Fe") - is a ductile, gray, relatively soft metal and is a moderately good conductor of heat and electricity. It is attracted by magnets and can be readily magnetized.  The pure metal is chemically very reactive and rusts readily in moist air, forming red-brown oxides. There are three allotropic forms of iron, known as alpha, gamma, and delta. Alpha iron, also known as ferrite, is the stable form of iron at normal temperatures.

lanthanum ("La") - the first member of the Lanthanide series. Lanthanum is a strategically important rare earth element due to its use in fluid bed cracking catalysts and Fluid catalytic cracking, which are used in the production of transportation and aircraft fuel. Lanthanum is also used in fuel cells and batteries.

lead ( "Pb" ) - is a bluish-gray, soft, dense metal that has a bright luster when freshly cut. It tarnishes slowly in moist air to form a dull gray coating. The metal is highly ductile and malleable. Lead is extremely resistant to corrosion and is a poor conductor of electricity.

life-of-mine - a term commonly used to refer to the likely term of a mining operation and normally determined by dividing the tonnes of Mineral Reserve by the annual rate of mining and processing.

light rare earth oxides ("LREO") - includes the oxides La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3.

lutetium  ("Lu") - pure metal lutetium has been isolated only in recent years and is one of the more difficult to prepare. It can be prepared by the reduction of anhydrous LuCl3 or LuF3 by an alkali or alkaline earth metal. The metal is silvery white and relatively stable in air. It is the hardest and the densest of the lanthanides. Lutetium is very  expensive to obtain in useful quantities and therefore it has very few commercial uses. One commercial application has been as a pure beta emitter, using lutetium which has been exposed to neutron activation. A tiny amount of lutetium is added as a dopant to gadolinium gallim garnet (GGG), which is used in magnetic bubble memory devices.

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

National Instrument 43-101 ("NI 43-101") - standards of disclosure for mineral projects prescribed by the Canadian Securities Administrators.

neodymium ("Nd") - a metallic element of the lanthanide series, occurring principally in monazite.  Nd is a key constituent of NdFeB permanent magnets and an additive to capacitor dielectrics. NdFeB magnets maximize the power/weight ratio, and are found in a large variety of motors, generators, sensors and hard disk drives. Capacitors containing Nd are found in cellular telephones, computers and nearly all other electronic devices. A minor application of Nd is in lasers.

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

ppm - parts per million

praseodymium ("Pr") - comprises about 4% of the lanthanide content of bastnasite and has a few specific applications, based mainly on its optical properties. It is a common coloring pigment, and is used in photographic filters, airport signal lenses, and welder's glasses. Because it chemically and magnetically is so similar to its neighbors neodymium and lanthanum, it is typically found in small amounts in applications where neodymium and lanthanum are popular, such as NdFeB magnets and catalysts. These latter applications are actually the largest uses for praseodymium because the magnet and catalyst markets are so large. Thus praseodymium plays an important role, in extending the availability of the more popular neodymium and lanthanum.

preliminary economic assessment ("PEA") - a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study.

preliminary feasibility study or pre-feasibility study ("PFS") - each mean a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

promethium (originally prometheum) - a chemical element with symbol Pm and atomic number 61. All of its isotopes are radioactive; it is one of only two such elements that are followed in the periodic table by elements with stable forms, a distinction shared with technetium. Chemically, promethium is a lanthanide, which forms salts when combined with other elements. Promethium shows only one stable oxidation state of +3; however, a few +2 compounds may exist.

rare earth element ("REE") - a group of metallic elements with unique properties: chemical, catalytic, magnetic, metallurgical and phosphorescent.

rare earth oxide ("REO") - the oxide form of rare earth elements.

RC (reverse circulation) drilling - a drilling method using a tri-cone bit, during which rock cuttings are pushed from the bottom of the drill hole to the surface through an outer tube, by liquid and/or air pressure moving through an inner tube.

recovery - the percentage of contained metal actually extracted from ore in the course of processing such ore.

samarium ("Sm") - predominantly used to produce Sm cobalt magnets. Although these magnets are slightly less powerful than NdFeB magnets at room temperature, Sm cobalt magnets can be used over a wider range of temperatures and are less susceptible to corrosion.

sampling and analytical variance/precision - an estimate of the total error induced by sampling, sample preparation and analysis.

scandium - a chemical element with symbol "Sc" and atomic number 21. A silvery-white metallic d-block element, it has historically been sometimes classified as a rare earth element, together with yttrium and the lanthanoids. It was discovered in 1879 by spectral analysis of the minerals euxenite and gadolinite from Scandinavia.

scheelite - a calcium tungstate mineral with the chemical formula CaWO4. It is an important ore of tungsten. Well-formed crystals are sought by collectors and are occasionally fashioned into gemstones when suitably free of flaws. Scheelite has been synthesized via the Czochralski process; the material produced may be used to imitate diamond, as a scintillator, or as a solid state lasing medium.

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

terbium ("Tb") - is a soft, malleable, ductile, silver-gray metal member of the lanthanide group of the periodic table. It is reasonably stable in air, but it is slowly oxidised and it reacts with cold water. Terbium is rare and expensive, Some minor uses are in lasers, semiconductor devices, and phosphorous in colour television tubes. It is also used in solid-state devices and as a stabilizer of fuel cells which operate at high temperature.

thulium ("Tm") - is a bright, soft, malleable, silvery-gray metal.It is a rare earth metal and is one of the least abundant.  The metal tarnishes slowly in dry air to form the oxide and reacts with water to form the hydroxide and hydrogen gas.  Tm3+ ions emit a strong blue luminescence when excited.  When present in compounds, thulium exists usually in the trivalent state, Tm3+. It forms compounds – mostly green in color – with oxygen and the halogens.  Radioactive isotope 170Tm is produced by bombarding thulium in a nuclear reactor. It has a half-life of 128 days and is used as a portable source of x-rays. Thulium is used to dope yttrium aluminum garnets (YAG) used in lasers.  Thulium is also used in alloys with other rare earth metals. Thulium is used in euro banknotes for its blue fluorescence under UV light to defeat counterfeiters.

total rare earth oxide ("TREO") - refers to the sum total of REEs present in a deposit.

tungsten ("W") - the chemical element of atomic number 74, a hard steel-gray metal of the transition series.  It has a very high melting point (3410ºC) and is used to make electric light filaments.

vein - a thin, sheet-like crosscutting body of hydrothermal mineralization, principally quartz.

ytterbium ("Yb") - is a soft, malleable and rather ductile element that exhibits a bright silvery luster. A rare earth, the element is easily attacked and dissolved by mineral acids, slowly reacts with water, and oxidizes in air. The oxide forms a protective layer on the surface. Compounds of ytterbium are rare.Ytterbium is sometimes associated with yttrium or other related elements and is used in certain steels. Its metal could be used to help improve the grain refinement, strength, and other mechanical properties of stainless steel. Some ytterbium alloys have been used in dentistry. One ytterbium isotope has been used as a radiation source substitute for a portable X-ray machine when electricity was not available. Like other rare-earth elements, it can be used to dope phosphors, or for ceramic capacitors and other electronic devices, and it can even act as an industrial catalyst.

yttrium ("y") - is a soft, silvery metal used in television screens to produce the colour red. It is also employed in superconductors. The largest use of yttrium is in the form of yttrium(Ill) oxide, which is used to produce phosphors which give the red colour in colour television tubes. It is also used in the making of microwave filters. Yttrium is often used as an additive in alloys, and increases the strength of aluminium and magnesium alloys. It is also used as a detoxifier for non-ferrous metals. It has been used as a catalyst in ethylene polymerisation. Yttrium-90, a radioactive isotope, has a medical use in needles which have replaced the surgeon's knife in killing pain-transmitting nerves in the spinal cord.

zirconium ("Zr") - is a strong, malleable, ductile, lustrous, grayish-white metal. When present in compounds, zirconium exists mostly in the oxidation state IV.  Its oxide (ZrO2) is white, like many of its compounds and is generally exceptionally resistant to corrosion. It is however rapidly attacked by hydrofluoric acid, even at low concentrations.  In an oxygen atmosphere, finely divided Zirconium burns with the highest known temperature for a metal flame: 4460 oC(4). Powdered zirconium can spontaneously ignite in air.  Exposed surfaces of zirconium form a protective oxide layer. Zirconium tungstate (ZrW2O8) is an unusual substance: it shrinks when heated from near absolute zero to 780 oC(5).

Forward Looking Statements

This annual report, including any documents incorporated by reference herein, contains forward looking statements and forward looking information (collectively, "forward looking statements") within the meaning of Canadian and United States securities laws relating to us that are based on the beliefs and estimates of our management as well as assumptions made by and information currently available to us.  Such forward looking statements include, but are not limited to statements concerning:

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

•            permitting timelines;
•            requirements for additional capital;
•            litigation risks;
•            the registration of the concessions comprising the various REE projects;
•            the market and future price of commodities;
•	the timing, cost and success of future exploration activities, including, but not limited to, our proposed work programs;
•            currency fluctuations; and
•            environmental risks and reclamation costs.

When used in this annual report, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "strategy", "goals", "objectives", "project", "potential" or variations thereof or stating that certain actions, events, or results "may", "could", "would", "might" or "will" be taken, occur, or be achieved, or the negative of any of these terms and similar expressions), as they relate to us or our management, are intended to identify forward looking statements.

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
•            commodity price fluctuations;
•            currency fluctuations;
•            risks related to the price and volume volatility of our common shares;
•	risks related to governmental regulations, including environmental regulations and possible changes thereto;
•            risks related to possible reclamation activities on our properties;
•	our ability to attract and retain qualified management and our dependence upon such management in the development of our mineral properties and potential conflicts of interest involving such management;
•	risks related to the ability to maintain the listing of our common shares on the TSX Venture Exchange (the "TSXV") and NYSE MKT Exchange (the "NYSE MKT");
•            increased competition in the exploration industry; and
•            our lack of cash flow, history of losses and expectation of future losses.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein.  This list is not exhaustive of the factors that may affect any of our forward looking statements.  Forward looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward looking statements due to a variety of risks, uncertainties and other factors, including without limitation, those referred to in this document under "Item 3. Key Information – Risk Factors."   The forward looking statements in this annual report are based on the reasonable beliefs, expectations and opinions of management on the date the forward looking statements are made, and, except as required by law, we do not assume any obligation to update forward looking statements if circumstances or our management's beliefs, expectations or opinions should change.

For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward looking statements.

Additional risks and uncertainties relating to us and our business can be found under "Item 3. Key Information – Risk Factors" in this annual report.

Cautionary Note Regarding Reserve and Resource Disclosure

The terms "mineral reserve," "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") —  CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933 (the "U.S. Securities Act").  Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three‑year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43‑101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of an economic analysis, except a preliminary economic assessment provided certain additional disclosure requirements are met.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

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

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading "Item 5. Operating and Financial Review and Prospects."

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

	For the Fiscal Years Ended August 31,
	2014 $	2013 $	2012 $	2011 $	2010 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil
Mineral Exploration Costs	Nil	Nil	Nil	Nil	Nil
Expenses	(2,432,082)	(3,093,770)	(6,230,713)	$(6,142,350)	$(1,007,189)
Other items	(9,926)	(387,472)	121,400	$753,180	$46,529
Net loss before deferred income tax	(2,442,008)	(3,481,242)	(6,109,313)	$(5,389,170)	$(960,660)
Deferred income tax	Nil	Nil	(27,746)	$27,746	Nil
Net loss	(2,442,008)	(3,481,242)	(6,137,059)	$(5,361,424)	$(960,660)
Other comprehensive loss	(2,390)	(56,057)	(223,536)	$176,496	$(7,922)
Comprehensive loss	(2,444,398)	(3,537,299)	(6,360,595)	$(5,184,928)	$(968,582)
Basic and diluted loss per share	(0.04)	(0.06)	(0.10)	$(0.10)	$(0.03)
Dividends per share	Nil	Nil	Nil	Nil	Nil

Balance Sheet:
Working capital	5,403,122	5,094,986	9,267,844	$14,961,243	$4,551,360
Total assets	17,375,571	13,856,353	16,549,682	$18,093,878	$5,486,429
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil
Total Shareholder's Equity	16,443,733	$13,210,861	$15,766,705	$17,712,399	$5,350,457
Share Capital	25,910,384	$20,299,802	$19,808,552	$18,888,813	$5,757,155
Weighted Average Number of Shares Outstanding	63,611,873	60,635,585	59,042,266	54,884,348	34,701,602

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended August 31, 2014, 2013, 2012, 2011 and 2010, calculated by using the average of the exchange rates on the last day of each month during the period:

Period	Average
September 1, 2013 – August 31, 2014	0.9276
September 1, 2012 – August 31, 2013	0.9846
September 1, 2011 – August 31, 2012	0.9929
September 1, 2010 – August 31, 2011	1.0145
September 1, 2009 – August 31, 2010	0.9528

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
October 2014	0.8981	0.8857
September 2014	0.9206	0.8923
August 2014	0.9211	0.9106
July 2014	0.9405	0.9168
June 2014	0.9367	0.9143
May 2014	0.9228	0.9113

The noon rate of exchange on November 21, 2014, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.1237 (US$0.8899= CDN$1.00).

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

The commercial feasibility of our properties and our ability to arrange funding to conduct our planned exploration activities is dependent on, among other things, the price of REE.  Depending on the price of REE, we may determine that it is impractical to commence or continue exploration or other activities on our mineral claims.  A reduction in the price of REE may prevent our mineral claims from being economically explored or result in the write‑off of assets whose value is impaired as a result of low REE prices.

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

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  Substantial expenditures may be required to establish mineral reserves through drilling, to develop metallurgical processes to extract the metals from the properties and to construct the mining and processing facilities at any site chosen for mining.  Current exploration programs may not result in any commercial mining operation.

Our interests in unproved mineral claims are without a known mineral reserve and the proposed programs are an exploratory search for mineral resources and mineral reserves.  We are presently carrying out exploration with the objective of establishing mineral reserves on the property demonstrating economic viability.  If our exploration programs are successful, additional funds will be required for the development of mineral reserves on the property demonstrating economic viability and to place the properties into commercial production.  The only sources of future funds presently available to us are from the sale of equity capital, the exercise of warrants and options or the offering by us of an interest in our mineral claims to another party or parties.  If we are unable to secure additional funding, we may lose our interest in one or more of our mineral claims and/or may be required to cease operations.

Our management team lacks technical training and/or experience in starting and operating mines.

The officers, and certain directors, of our company have experience as officers and/or directors of public companies engaged in mineral exploration activities. Our management are involved in exploration activity supervision and direction, although we use contract engineering firms to directly conduct exploration activities. However, our management lacks technical training and experience with starting or operating a mine. As a result, their decisions and choices may not take into account standard engineering or managerial approaches that other mining companies commonly use, which could materially adversely affect our business, results of operations, and financial condition if we mature beyond the exploration stage. Consequently, our activities, earnings, and ultimate financial success could be negatively impacted due to management's lack of experience in the mining industry, which could ultimately negatively impact the value of our investment in our properties.

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

As of August 31, 2014, we held $6,136,271 in cash and had working capital of $5,403,122. We have prepared a budget of approximately $3,220,000 for the fiscal year ending August 31, 2015, comprising of $1,020,000 for completion of the PFS, exploration, metallurgy and permitting on the Nora Karr and Yxsjoberg properties and $2,200,000 for ongoing corporate and field general administration and overhead. We will need to raise additional capital to fund further exploration activities.  We may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to us.  In the event we are unable to raise adequate finances to fund our proposed activities, we may have to abandon one or more of our projects.  Any further additional equity financing we undertake may cause dilution to our shareholders.

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

We have incurred net losses every year since our inception on August 29, 2007, and as of August 31, 2014, had an accumulated deficit of $18,476,032.  We incurred a net loss of $2,442,008 for the year ended August 31, 2014, and $3,481,242 for the year ended August 31, 2013.  We currently have no commercial production and have never recorded any revenues from mining operations.  We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund continuing operations.

The development of new exploration or, if warranted, mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties.  The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants' analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, our acquisition of additional properties, and other factors, many of which are unknown today and may be beyond our control.  We may never generate any revenues or achieve profitability.  If we do not achieve profitability we will have to raise additional funds through future financings or shut down our operations.

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

Natural resource exploration generally involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave‑ins, land‑slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond our reasonable control, and the inability to obtain suitable or adequate machinery, equipment or labour.  Our activities are subject to all the hazards and risks normally incidental to exploration of precious and base metals, any of which could result in work stoppages, asset write downs, damage to or destruction of equipment and other facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  We may become subject to liability for pollution, or hazards against which we cannot insure or against which we may elect not to insure.  Any compensation for such liabilities may have a material, adverse effect on our financial position.

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

There are no mineral reserves with demonstrated economic viability on our mineral properties.  Development of our properties will only follow upon obtaining satisfactory exploration results.  The long-term profitability of our operations will be in part directly related to the cost and success of our exploration programs, which may be affected by a number of factors.

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

Concessions, authorizations, claims, leases, licenses and permits are subject to expiration, limitation on renewal and various other risks and uncertainties.

Our operations depend on authorizations and concessions (including exploration and exploitation claims and leases) from governmental regulatory agencies in the countries in which we operate. We are subject to laws and regulations that can change at any time, and changes in laws and regulations may require modifications to our activities and result in unanticipated expenditures.

Some of our mineral concessions are subject to fixed expiration dates and might only be renewed a limited number of times for a limited period of time. Apart from mineral concessions, we may need to obtain various authorizations, licenses and permits from governmental or other regulatory bodies in connection with the planning, maintenance and operation of our properties related logistics infrastructure, which may be subject to fixed expiration dates or periodic review or renewal. While we anticipate that renewals will be given as and when sought, there is no assurance that such renewals will be granted as a matter of course and on a timely basis, and there is no assurance that new conditions will not be imposed in connection with renewal. Fees for mineral concessions might increase substantially due to the passage of time from the original issuance of each individual mineral concession. If so, the costs of holding or renewing our mineral concessions might impede our business objectives. Accordingly, we need to continually assess the mineral potential of each concession, particularly at the time of renewal, to determine if the costs of maintaining the concession is justified by the results of our activities to date, and we might elect to let some of our concessions lapse. There can be no assurance that concessions will be obtained on terms favorable to us, or at all.

See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."

If we are unable to obtain property access rights on favorable terms or at all, our business could be negatively impacted.

We will need certain property rights to access or use our properties. Acquiring property rights, can be complex and a time-consuming process. There can be no assurance that we will be able to acquire the necessary property rights on reasonable terms or in a timely manner, or at all, and that such terms will not be adversely changed, that any required extensions will be granted, or that the issuance of such property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain the required property rights or any required extensions; challenges to the issuance of property rights, whether successful or unsuccessful; changes to the terms of the property rights; or a failure to comply with the terms of any property rights that have been obtained could have a material adverse effect on our business by delaying, preventing or making our exploration activities economically unfeasible.

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

Our exploration activities are, and any development activities which we conduct in the future will be, subject to extensive federal, territorial and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post‑closure reclamation, safety and labour, mining law reform, price controls, import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property.  There is no assurance that future changes in such laws and regulations, if any, will not adversely affect our activities.  Our activities require licenses and permits from various governmental authorities.  The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of our activities and delays in the development of our properties.  Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of our past and current activities, or possibly even those actions of parties from whom we acquired our properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions.  We retain competent and well trained individuals and consultants in jurisdictions in which we do business.  However, even with the application of considerable skill we may fail to comply with certain laws.  Such events can lead to financial restatements, fines, penalties, and other material negative impacts on our company.

Our activities are subject to environmental regulations and hazards which may subject us to liability and unknown costs.

All phases of our activities are subject to environmental regulation in the various jurisdictions in which we operate.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non‑compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that any future changes in environmental regulation, will not adversely affect our operations.  The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations.  Environmental hazards that may have been caused by previous or existing owners or operators may exist on our mineral properties, but are unknown to us.

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

Significant competition exists for natural resource acquisition opportunities.  As a result of this competition, some of which is with large, well‑established mining companies with substantial capabilities and significant financial and technical resources, we may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms we consider acceptable.  There can be no assurance that we will be able to acquire any interest in additional projects that would yield resources or reserves or result in commercial mining operations.

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

Several of our directors are also directors, officers and/or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the "BCBCA").  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any of our projects or opportunities. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  See "Item 6. Directors, Senior Management and Employees – Conflicts of Interest" for information concerning potential conflicts of interest of our directors and officers.

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

We prepare our financial reports in accordance with accounting policies and methods prescribed by international financial reporting standards.  In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining our financial condition.  Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended August 31, 2014.  If management's estimates or assumptions are incorrect, our financial statements may not accurately reflect our financial position.

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

As of August 31, 2014, we had 66,141,922 common shares issued and outstanding.  In addition, as of August 31, 2014, 2,535,000 common shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders.  As of August 31, 2014, we may issue stock options to purchase an additional 4,079,192 common shares under our existing stock option plan, subject to receipt of necessary approvals from the TSXV and the NYSE MKT.  See "Item 6.  Directors, Senior Management and Employees – Share Ownership – Stock Option Plan."  In addition, as of August 31, 2014, there were 4,919,940 outstanding share purchase warrants to purchase our common shares at an exercise price of $1.50 per share, 295,907 compensation options at a subscription price of $1.10 per share and 15,495 finder's warrants at an exercise price of $1.50 per share, all of which may be exercised in the future resulting in additional dilution to our shareholders.  See "Item 6.  Directors, Senior Management and Employees – Share Ownership – Warrants," "Item 6.  Directors, Senior Management and Employees – Share Ownership – Finder's Warrants," and "See "Item 6.  Directors, Senior Management and Employees – Share Ownership – Compensation Options." As of August 31, 2014, our senior officers and directors beneficially owned, as a group, 12,880,677 common shares (19.2%), including stock options and warrants to acquire an additional 1,543,000 common shares.

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

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mineral exploration companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  The price of the common shares is also significantly affected by short‑term changes in mineral prices or in our financial condition or results of operations as reflected in our quarterly financial reports.  Other factors unrelated to our performance that may have an effect on the price of our common shares include the following: the extent of analytical coverage available to investors concerning our business may be limited if investment banks with research capabilities do not follow our securities; lessening in trading volume and general market interest in our securities may affect an investor's ability to trade significant numbers of the common shares; and the market price of our common shares and size of our public float may limit the ability of some institutions to invest in our securities.

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

We expect that we will be a "passive foreign investment company" (a "PFIC") for the fiscal year ending August 31, 2015, and may be a PFIC in subsequent fiscal years, which could have adverse U.S. federal income tax consequences for U.S. shareholders.

Holders of our common shares that are U.S. taxpayers (referred to as a U.S. shareholder) should be aware that based on current business plans and financial expectations, we expect that we will be a PFIC for the fiscal year ending August 31, 2015, and may be a PFIC in subsequent fiscal years.  We will use commercially reasonable efforts to provide information as to our status as a PFIC and the PFIC status of any subsidiary in which we own more than 50% of such subsidiary's total aggregate voting power to U.S. shareholders who make a written request for such information.

If we are a PFIC for any year during a U.S. shareholder's holding period, then such U.S. shareholder generally will be subject to a special, highly adverse tax regime with respect to so-called "excess distributions" received on our common shares.  Gain realized upon a disposition of our common shares (including upon certain dispositions that would otherwise be tax-free) also will be treated as excess distributions.

The portion of any excess distribution, including gains treated as excess distributions, would be allocated ratably to the U.S. shareholder's holding period.  The portion allocated to the current year and to prior years before we first became a PFIC would be includible as ordinary income in the current year.  The portion allocated to all other prior years would be taxed at the highest marginal rate applicable to ordinary income for each such year (regardless of the U.S. shareholder's actual marginal rate for that year and without reduction by any losses or loss carryforwards) and would be subject to interest charges to reflect the value of the U.S. income tax deferral.

A U.S. shareholder may make a "qualified electing fund" election ("QEF election") or a "mark-to-market" election with respect to our common shares to mitigate the adverse tax rules that apply to PFICs, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.  A U.S. shareholder who makes a QEF election generally must report on a current basis its pro rata share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders.  A U.S. shareholder may make a QEF election only if the U.S. shareholder receives certain information (known as a "PFIC annual information statement") from us annually.  We will use commercially reasonable efforts to make available to a U.S. shareholder, upon written request, an accurate PFIC annual information statement for each year in which we are a PFIC.  A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of our common shares over the U.S. shareholder's basis therein.

Additional special adverse rules also apply to U.S. shareholders who own our common shares if we are a PFIC and have a non-U.S. subsidiary that is also a PFIC.  Special adverse rules that impact certain estate planning goals could apply to our common shares if we are a PFIC.  Each U.S. shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, and U.S. state and local tax consequences of the PFIC rules and the acquisition, ownership, and disposition of our common shares if we are or become a PFIC.

There are differences in U.S. and Canadian reporting of mineral reserves and mineral resources.

Our mineral reserve and mineral resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we report mineral reserves and mineral resources in accordance with the Canadian requirements set forth in NI 43‑101.

See the "Cautionary Note Regarding Reserve and Resource Disclosure" above.

Item 4.   Information on the Company.

History and Development of the Company

Pursuant to an amalgamation agreement dated June 30, 2009, (the "Amalgamation Agreement") on October 22, 2009, Tasman Metals Ltd. ("PrivateCo"), a private company, amalgamated with Ausex Capital Corp. ("Ausex") and Lumex Capital Corp. ("Lumex"), both TSXV listed companies, in accordance with the provisions of the Business Corporations Act (British Columbia) (the "BCBCA"), to form our company under the name "Tasman Metals Ltd." (the "Amalgamation").  Accordingly, we are a corporation formed under the BCBCA and domiciled in British Columbia, Canada.

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

During fiscal 2013 we changed our accounting policy with respect to exploration and evaluation expenditures.  In prior years our policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  We elected to change this accounting policy to capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets, effective with the presentation of these consolidated financial statements, on a retrospective basis.

Business Overview

Lumex completed its initial public offering on June 7, 2007.  Ausex completed its initial public offering on January 25, 2008.  Prior to the completion of the Amalgamation, Ausex was a Capital Pool Company as such term is defined in TSXV Policy 2.4 – Capital Pool Companies ("CPC") with no tangible assets, Lumex was a CPC with no tangible assets and PrivateCo was a private company, at arm's length to Ausex and Lumex, with its material assets in Sweden.  The Amalgamation of PrivateCo, Ausex and Lumex served as the "qualifying transaction" for both

Ausex and Lumex under the policies of the TSXV (the "Qualifying Transaction") and formed our company under the name "Tasman Metals Ltd."

We are a junior resource company engaged in the acquisition and exploration of unproven REE properties in Scandinavia.

Our principal asset is the 100% owned Norra Kärr REE‑Zirconium ("Zr") project in Sweden (the "Norra Kärr project").  The Norra Kärr project is located in southern Sweden, 300 kilometres ("km") southwest of the capital Stockholm and lies in mixed farming and forestry land. See "Item 4. Information on the Company – Property, Plant and Equipment – Significant Properties – Norra Kärr."

We also hold a 100% interest in our Olserum heavy REE project (the "Olserum project").  The Olserum project is located 100 km east of the Norra Kärr project and 200 km south-southwest of Stockholm. See "Item 4. Information on the Company – Property, Plant and Equipment – Significant Properties – Olserum."

Exploration Expenditures

During fiscal 2014, we incurred $201,116 for mineral property acquisition costs and $2,828,234 for exploration costs, allocated $2,779,131 to the Norra Kärr property, $98,769 to the Olserum property and $151,450 to other properties. During fiscal 2013, we incurred $55,036 for mineral property acquisition costs and $2,167,852 for exploration costs, allocated $1,890,245 to the Norra Kärr property, $297,045 to the Olserum property and $35,598 to other properties. During fiscal 2012, we incurred $135,121 for mineral property acquisition costs and $3,736,978 for exploration costs, allocated $3,495,562 to the Norra Kärr property, $22,723 to the Otanmaki property, $316,137 to the Olserum property and $37,677 to other properties.

We also conduct exploration activities of a general nature. These costs are not capitalized and are reflected as expenses. During fiscal 2014 we incurred $82,650, during fiscal 2013 we incurred $165,846 and during fiscal 2012 we incurred $71, 126.

Dispositions and Impairments

During fiscal 2014, we recorded an impairment charge of $46,636 for the relinquishment of certain REE exploration claims in Sweden.

During fiscal 2013, we recorded an impairment charge of $340,766 for the impairment of the Otanmaki property, $81,628 impairment of the Magnus Licences and a further $75,720 for a number of exploration claims in Finland, Norway and Sweden.

During fiscal 2012, we did not record any impairment charges.

2015 Budget

We have prepared a budget of approximately $3,220,000 for the fiscal year ending August 31, 2015, comprising of $2,200,000 for corporate and field general administration and overheads and $1,020,000 for exploration, metallurgy and permitting activities on the Norra Kärr (REE) and the Yxsjöberg (tungsten) properties.

Takeover Offers

On December 12, 2013, we announced merger negotiations with Flinders Resources Limited ("Flinders"). On May 20, 2014, we announced a mutual decision between Tasman and Flinders to end merger negotiations.

Except for the negotiations with Flinders, there have been no public takeover offers by any third-parties in respect of our shares or by us in respect of any other company during the fiscal year ended August 31, 2014, or during the current fiscal year.

Three-year History

Year ended August 31, 2012

On September 16, 2011, we announced the appointment of Mr. Gillyeard (Gil) Leathley as a director effective September 13, 2011.

On October 13, 2011, we announced the acquisition of a 100% interest in a new heavy REE project, comprising one claim, in southern Sweden. The Olserum project is located only 100 km east of the Norra Kärr project and was purchased outright from Norrsken Energy Ltd., a private UK registered company, for total consideration of 37,746 of our common shares.   We subsequently staked a further five claims surrounding the Olserum property (collectively the original claim and the five additional claims are referred to as the "Olserum project").

The Olserum project is located approximately 10 km from the Baltic coast, 30 km north of the town of Västervik and 200 km SSW of Stockholm. The project is secured by a granted exploration claim 1,100 hectares in size, and a surrounding exploration claim application 7,800 hectares in size.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey ("SGU") in the early 1990s, when a number of REE anomalous samples were collected and assayed from several locations. The presence of yttrium enriched outcrops associated with historic iron prospects was noted. In 2003, the Swedish exploration company IGE Resources AB ("IGE") claimed the area, concentrating on the iron workings at Olserum. During 2004 and 2005, a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

On November 30, 2011, we announced that we had been approved to list our common shares on the NYSE MKT beginning on December 2, 2011, under the ticker symbol "TAS".

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

On March 8, 2012, we announced the results of the annual general meeting of the shareholders (the "2012 AGM") held on March 7, 2012. At the 2012 AGM, Messrs. Mark Saxon, Michael Hudson, David Henstridge, Nick DeMare, Gil Leathley and Robert Atkinson were re-elected as directors.  In addition, Mr. James Hutton was appointed as a director.

On March 21, 2012, we announced the technical and financial results achieved from the preliminary economic assessment on the Norra Kärr project which demonstrated the strong economics of this highly strategic project, with the majority of the projected cash flow sourced from the production of the critical heavy REE, dysprosium, terbium and yttrium.

On June 11, 2012, we announced the signing of an agreement to acquire a 100% interest in three new REE exploration properties in central Finland. The Korsnäs South, Siilinjärvi and Laivajoki projects were acquired from an arm's length private Finnish company, Magnus Minerals Oy ("Magnus") for consideration including 60,000 of our common shares.  A summer work program of surface sampling and mapping was started.  No significant additional work has been completed.  During fiscal 2013 we determined to record an impairment charge of $81,628 on the Magnus licenses and hence all licences have been relinquished.

On June 26, 2012, we announced the resignation of Mr. Hutton as director due to an expanded role in other businesses that prevented him from serving as a contributing member of our Board of Directors.

On July 11, 2012, we announced the submission of an application for an exploitation concession (referred to in this annual report as a "mining lease") covering the Norra Kärr project. The filing of this mining lease application required that we complete extensive environmental monitoring, flora and fauna surveys, anthropological and social impact studies, ground water testing, leach testing of waste rock, community and stakeholder meetings and basic infrastructure planning for the Norra Kärr project site. A granted mining lease under the Swedish Mining Act is valid for 25 years, when it is available for renewal.

In July 2012, Dr. Henning Holmström was appointed Managing Director of our Swedish operating company, Tasman Metals AB, to represent us locally as well as to implement management's vision for the development of the Norra Kärr project.  Dr. Holmström previously held the position of Project Development Manager at the Norra Kärr project.

In July 2012, we appointed Ms. Heather White and Dr. Dag Øistein Eriksen to our Advisory Board. Although a charter was never formally put in place, the Advisory Board is a technical advisory board that was established to benefit from the expertise of these professional individuals to assist us with the expansion of our projects.  Ms. White is a highly experienced consulting Mining Engineer, with 16 years in Canadian and international roles.  Ms. White was recently recognized for her leadership achievements as the 2012 Recipient of the "Canadian Institute of Mining - Young Mining Leaders" Award.  She has held senior positions to Vice President level in major TSX listed companies, and for two years was Mine Manager for the Voisey's Bay mine in Labrador.  Ms. White's major project development and management experience provides our Swedish operating team with access to a set of skills that are difficult to acquire.

Dr. Eriksen is based in Oslo, Norway, where he has had a long and accomplished career in REE extraction and separation chemistry.  During the 1980's and early 1990's, Dr. Eriksen was a senior scientist at Megon AS (renamed as Extratec AS in 1991) that researched leaching of various REE ores and developed the well-known "Megon process" for the extraction and purification of yttrium by solvent extraction.  Through his consulting roles, Dr. Eriksen is very well connected within Europe, and ideally suited to advise us as we assess the various processing and separation opportunities with which we have been presented.

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

On June 14, 2013, we issued a clarifying news release pursuant to a review by the British Columbia Securities Commission (the "BCSC") relating to certain of our prior technical disclosures.

On July 11, 2013, we announced the filing of amended and restated technical reports for our Norra Kärr and Olserum projects, both located in Sweden, to address the technical disclosure issues raised by the BCSC. We also announced that the mining lease granted by the Swedish Mining Inspectorate (Bergsstaten) for our Norra Kärr

project was under appeal from certain stakeholders.

On July 17, 2013, we announced the receipt of European Commission funding for processing research of our Norra Kärr and Olserum projects. We have been selected as a key mining industry partner in the recently launched EURARE project. EURARE is a research project co-funded by the European Commission under the Seventh Framework Programme of the European Community for Research, Technological Development and Demonstration Activities (Grant Agreement NMP2-LA-2012-309373).  Tasman shall receive direct funding of approximately €250,000 ($340,000) plus additional indirect funding applied to all phases of metallurgical research including beneficiation, REE separation and metal production.

On July 23, 2013, we announced the submission of a mining lease application for the Olserum project.

On August 28, 2013, we announced the filing of a Preliminary Base Shelf Prospectus and Form F-3 Registration Statement under which we may issue, from time to time, any combination of common shares, warrants to purchase common shares or units, up to an aggregate initial offering price of $25,000,000 during the 25-month period of the Preliminary Base Shelf Prospectus.  See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources."

See also "Item 4. Information on the Company – Property, Plant and Equipment."

Year ended August 31, 2014

On October 10, 2013, we announced the acquisition of six tungsten projects (Yxsjöberg, Gussarvet, Wigstrom, Sandudden, Gustavsberg and Gensgruvan) which are secured by seven exploration claims totaling 3,680.4 hectares in size, in the Bergslagen district of south-central Sweden. We acquired the tungsten projects from Tumi Resources Limited ("Tumi"), a company with common officers and directors.  See "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions."

On December 12, 2013, we announced merger negotiations with Flinders.

On January 20, 2014, we announced that the Swedish Ministry of Industry (Näringsdepartementet) confirmed that an appeal launched against our mining lease for Norra Kärr had been unsuccessful. Following such decision, no further right of appeal exists against the validity of the Norra Kärr mining lease.

On January 22, 2014, we announced a $5 million private placement financing.

On February 11, 2014, we announced the first tranche private placement financing closing under which we issued 3,875,863 units at a price of $1.10 per unit (the "Unit") for gross proceeds of $4,263,449.30.  Each Unit consisting of one common share and one non-transferable common share purchase warrant.  Each non-transferable common share purchase warrant exercisable at a price of $1.50 per common share for a period of three years expiring on February 11, 2017.  We paid finders a cash commission of 7% of certain proceeds and will issue up to 9,450 non-transferable finder's warrants with each finder's warrant having the same terms as the warrants issued under this private placement financing. We also issued 192,000 compensation options exercisable into Units to one finder with each unit having the same terms as the Units issued under this private placement financing.  Mr. Mark Saxon, our President, CEO and one of our directors, purchased 10,000 Units for gross proceeds of $11,000.  Mr. Robert Atkinson, a director of our Company, purchased 50,000 Units for gross proceeds of $55,000. Mr. James Powell, our Vice-President of Corporate Development, purchased 23,000 Units for gross proceeds of $25,300.

On March 31, 2014, we announced the second and final tranche private placement closing under which we issued 1,044,077 units at a price of $1.10 per Unit for gross proceeds of $1,148,484.70.  Each Unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant exercisable at a price of $1.50 per common share for a period of three years expiring on March 31, 2017.  We paid a finder a cash commission of 7% of certain proceeds and issued 103,907 compensation options exercisable into Units with each unit having the same terms as the Units issued under this private placement financing.

On April 8, 2014, we announced the start of a pre-feasibility study at our Norra Kärr heavy rare earth element project.

On May 20, 2014, we announced a mutual decision between Tasman and Flinders to end merger negotiations.

On June 13, 2014, we announced the reappointment of Messrs. Saxon, Hudson, Henstridge, DeMare, Leathley and Atkinson as directors.

On July 9, 2014, we announced the precipitation of heavy rare earth element concentrate and provided flowsheet development update for Norra Kärr, Sweden.

Description of the Business of the Company

General

We are in the mineral acquisition and exploration business.  We are the 100% owner of 18 exploration claims or claim applications and one mining lease for strategic metals, in Sweden, and the owner of a 25% interest in four iron ore exploration claims in the Kiruna district of Sweden.  See "Item 4. Information on the Company – Property, Plant and Equipment."
Projects

Sweden REE Projects

We hold 10 claims and one mining lease in Sweden considered prospective for REEs.  The Norra Kärr project, our principal asset, is located in southern Sweden.  See "Item 4. Information on the Company – Property, Plant and Equipment – Significant Properties – Norra Kärr." On October 13, 2011, we announced the acquisition of the Olserum project located 100 km east of the Norra Kärr project.  We have submitted a mining lease application for the Olserum project.

Sweden Tungsten Projects

As announced on October 10, 2013, we secured a 100% interest in a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden.  See "Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Tungsten Projects."

Iron Projects

We retain a 25% interest in four claims following the joint venture of iron ore projects to an Australian Stock Exchange listed company.  In addition, we retain a 2% net smelter royalty on two claims following the sale of iron ore projects to a London Stock Exchange listed company.

Rare Earth Market Overview

"Rare earths" is a term commonly used to describe the 15 chemically similar, lanthanide elements which appear together towards the bottom of the Periodic Table.  Two other elements, yttrium and scandium, which have similar chemical properties, are often also referred to as "rare earths".  The oxide produced from processing rare earths are collectively referred to as the rare earth oxides ("REO").

Periodic Table of Rare Earth Elements

21
Sc
39
Y
57
La
58
Ce
59
Pr
60
Nd
61
Pm
62
Sm
63
Eu
64
Gd
65
Tb
66
Dy
67
Ho
68
Er
69
Tm
70
Yb
71
Lu
- Heavy Rare Earths
- Light Rare Earths
- Other Rare Metals

Rare earths often do not occur in high enough concentrations in the earth's crust to make their extraction economic.    Rare earths are generally characterized as either light rare earths or heavy rare earths and both are found to varying degrees in all known rare earth deposits.  Rare earths are typically recovered together from the mining of rare earth bearing deposits and processed before sequential separation into individual REO.  Rare earths are typically sold as processed oxides but can be sold as concentrate as well with prices for individual rare earths in pure oxide form varying significantly.  It is generally the case that heavy rare earths command a higher price per unit.

Rare earths possess certain chemical and physical properties which, when synthesized, make them indispensable in a number of industries including many green energy technologies and high-tech applications.  They are widely recognized as being among the most valuable and strategically important minerals for the continued development of a modern technological society.  Among the unique properties of rare earths are their high thermal and electrical conductivity, magnetism, luminosity, catalytic and optical properties.  In several industrial sectors, traditional materials are approaching their technological limits and product development engineers are increasingly turning to new materials, such as rare earths, to maintain the current pace of high-tech advancement within increasingly stringent environmental and energy efficiency guidelines.  Current rare earth applications include hybrid and battery powered plug-in vehicles, cellular telephones, personal digital devices including hard drives, wind power turbines, fiber optics and compact fluorescent lighting.  Those rare earths used in high-strength magnets (Neodymium, Praseodymium, Dysprosium and Terbium) are in particularly high demand.

Forecasted Consumption Changes

Rare Earth Oxide	Forecast Demand 2016 (tonnes REO)	Forecast Demand 2020 (tonnes REO)
Cerium	70 – 80,0000	80 – 100,000
Neodymium	25 – 30,000	40 – 50,000
Europium	350 – 400	500 – 600
Dysprosium	800 – 850	1,000 – 1,100
Terbium	450 – 500	500 – 600
Yttrium	9 – 10,000	11 – 12,000
Total Demand	150 – 170,000	200 – 240,000
Source: Technology Metals Research and Industrial Minerals Company of Australia Pty Ltd, 2014

Green Technology and Key High-Tech Applications

The rare earths market fundamentals have weakened since prices peaked out in mid-2011. The decline in pricing is due to a number of factors including some substitution in the light rare earths, mainly in the area of glass polishing agents, as well as some design effort away from new applications utilizing rare earths.  Prices for the heavy rare earth elements, to which Tasman is most exposed, have declined as well over the past three years though have stabilized at levels above the long term average for these metals.   As no new supply is forecast, management believes that prices will remain stable for the medium term.  Demand for rare earths is estimated to have grown at approximately 12% per annum in the last part of the decade.  The growth has principally been driven by the ever-increasing range of applications utilizing rare earths across consumer electronics, clean energy technologies, high-tech and defence applications, as traditional materials reach their operational performance limits.  The Industrial Minerals Company of Australia Pty Ltd. forecast one of the main growth drivers in the rare earth market to be increased demand for magnet applications, driving a 20% to 25% per year increase.

Rare earth prices vary significantly by element and have increased over the past five years though have declined from the high prices experienced in 2011.

 Rare Earth Common Commercial Uses and Pricing

Rare Earth Element	Commercial Uses	Price (US$/Kg)
Scandium	Stadium lights	n/a
Yttrium	Lasers	$19.04
Lanthanum	Electric car batteries	$6.41
Cerium	Lens polishes	$8.41
Praseodymium	Searchlights, aircraft parts	$122.50
Neodymium	High strength magnets	$69.38
Promethium	Portable X-ray units	n/a
Samarium	Glass	$8.00
Europium	Compact fluorescent bulbs	$906.72
Gadolinium	Neutron radiography	$46.50
Terbium	High strength magnets	$700.95
Dysprosium	High strength magnets	$532.18
Holmium	Glass tint	n/a
Erbium	Metal alloys	n/a
Thulium	Lasers	n/a
Ytterbium	Stainless steel	n/a
Lutetium	None	n/a
Source:  EIA China Customs Statistics (Avg prices first half of 2014)

Approximately 96% of rare earths production currently takes place in China.  Chinese policy with respect to the export of rare earths, more stringent environmental standards, and the closure of small unsafe mining operations in China has had, and is expected to have, a significant impact on the market for rare earths.  China's dominance in the rare earths market and their increasing significance in technological applications has given strategic significance to promising rare earths projects located outside of China.

Chinese government policies expected to impact the rare earths market include:

•	The introduction of a Chinese government-controlled unified pricing system for light rare earths;
•	The shutting down of small unsafe and illegal mining operations;
•	A reduction in the number of rare earths mining and processing facilities;
•	Increasingly tighter rare earths export quotas and the imposition of export tariffs ranging from 15-25%; and
•	Chinese government is currently working towards the build-up of national strategic rare earths mineral reserves.

China has imposed increasingly restrictive export quotas on rare earths year-over-year from 2005 to 2014, as shown in the table below:

Year	Annual Export Quota (tonnes REO)		Total	Change in Total
	Domestic Companies	Foreign Companies
2005	48,040	17,659	65,609	n/a
2006	45,752	16,069	61,821	-5.8%
2007	43,574	16,069	59,643	-3.5%
2008	40,987	15,834	56,939	-4.5%
2009	33,300	16,845	50,145	-11.9%
2010	22,512	7,746	30,258	-39.7%
2011	22,983	7,263	30,246	0.0%
2012	22,406	8,590	30,996	+2.5%
2013	22,299	8,700	30,999	0.0%
2014	22,792	7,819	30,611	-1.3%
Source:  Technology Metals Research and Industrial Minerals Company of Australia Pty Ltd. 2014.

It has recently been reported that China has lost in a case against the country's rare earth quota that was brought to the World Trade Organization seven years ago by the United States, Japan and the European Union. Currently the implications of this ruling are not known; however, China has already been responding to this issue by limiting production capability and licences for producers of rare earths as opposed to controlling limits on export. This measure, in combination with the industry consolidation, has had and is expected to have a similar impact to that of the existing export quota limits. It is believed that China's increased protectionist stance on the export of rare earths is in order to maintain a long-term domestic supply for domestic manufacturing and force foreign companies to set up and manufacture goods domestically.  China's largest rare earths mine, Bayan Obo, which currently provides 50% of the world's annual rare earths production as a by-product of iron mining operations, is at capacity and is expected to see declines in rare earths production rates as future ore selection is expected to contain lower grades of rare earths.  Several of China's other rare earths mines present environmental or technical problems as a result of over exploitation or the mining method selected.

Environmental Protection

Our current and future operations, including activities on the properties or areas in which we have an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, site and mine safety, toxic substances and other matters.  Environmental protection requirements did not have a material effect on our capital expenditures and competitive position in the financial year ended August 31, 2014.

Foreign Operations

Our principal properties are located in Sweden.

A summary of the regulatory regime material to our business in Sweden is as follows:

Swedish Mining Laws and Regulations

The following is a summary of Swedish mining laws and regulations.  In addition, rules and regulations pertaining to mining exploration in Sweden are set forth in the "Guide to Mineral Legislation and Regulations in Sweden", which is available from the offices of the SGU or on their website at www.sgu.se.

The Mining Inspectorate of Sweden ("Bergsstaten") is the agency responsible for the administration of mineral resources in Sweden.  The Bergsstaten provides clear directives for conducting mineral exploration, which are available from the Bergsstaten website (www.bergsstaten.se).  The Bergsstaten comes under the authority of the Ministry of Industry, Employment and Communications in Sweden, and reports to, and receives administrative and other support from, the SGU.  The director of the Bergsstaten is the Chief Mining Inspector, appointed by the government of Sweden.  The functions of the Bergsstaten are to issue permits under the Minerals Act for the exploration and exploitation of mineral deposits and to ensure compliance with the Minerals Act.

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

Exploration Permits

Exploration permits are granted for specified areas that are judged by the Bergsstaten to be of suitable shape and size that are capable of being explored in "an appropriate manner".  The current rules do not require annual minimum expenditures on claims, but a land fee is due upon first application for an exploration permit in the amount of SEK20/hectare, covering an initial period of three years.  If a claim or part of a claim is abandoned within 11 or 23 months of its granting date SEK16 or SEK10, respectively (of the original SEK20 fee) per abandoned hectare becomes refundable.

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

An exploration permit ("Undersökningstillstånd") gives access to the land and an exclusive right to explore within the permit area.  It does not entitle the holder to undertake exploration work in contravention of any environmental regulations that apply to the area.  Applications for exemptions are normally made to the County Administrative Board.

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

Exploitation Concessions/Mining Leases

An exploitation concession ("Bearbetningskoncession", which is also referred to in this annual report as a "mining lease") gives the holder the right to exploit a proven, extractable mineral deposit for a period of 25 years, which may be extended.  Permits and concessions under the Minerals Act may be transferred with the permission of the Bergsstaten.

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

Property, Plant and Equipment

General

We are an "exploration stage company", as our properties are currently in the exploratory stage. In order to determine if a commercially viable mineral deposit exists on any of our properties further geological and metallurgical work will need to be done and a final evaluation based upon the results obtained to conclude economic and legal feasibility.  To date, we have not experienced any issues with locating service providers to perform services for our company.

All of our properties are without known reserves and our proposed programs are exploratory in nature.

Property Acquisitions

During the last three fiscal years we made the following property acquisitions:

Magnus Agreement

On June 7, 2012, we entered into a purchase and sale agreement with Magnus, a Finnish private company at arms-length to us, whereby we agreed to acquire 25 mineral exploration licenses (the "Magnus Licenses") located in central Finland for a total consideration of 60,000 of our common shares.  On May 27, 2013, we issued an initial 30,000 common shares to Magnus with a fair value of $25,500. We subsequently determined to record an impairment charge of $81,628 on the Magnus Licenses and we proceeded with their relinquishment.

Tungsten Properties

On October 7, 2013, we entered into a letter of agreement with Tumi under which we acquired a 100% interest in seven exploration licences (the "Tungsten Projects") located in south-central Sweden by paying $45,000 cash and issuing 50,000 of our common shares at a fair value of $51,500.  A further 50,000 of our common shares are issuable upon commencement of production from any of the Tungsten Projects.  See "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions" and "Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Tungsten Projects."

Significant Properties

Norra Kärr

Norra Kärr is located in south-central Sweden, approximately 300 km southwest of Stockholm.  The project is approximately 15 km northeast of the small town of Gränna in a rural agrarian setting. The Norra Kärr project consists of four claims, Norra Kärr No. 1, Norra Kärr No. 2, Norra Kärr No. 3 and Norra Kärr No. 4, comprising approximately 5,079 hectares.

Norra Kärr Claim Map

Norra Kärr no. 4
Norra Kärr no. 3
Norra Kärr no. 1
Norra Kärr no. 2
Norra Kärr K no. 1
Mine concession
Tasman Metals
Norra Kärr
Permits
Date: 2014-11-20
Author: M. Leijd
Office:
Drawing:
Scale: 1:50000
Projection: Svenska rikssystemet RT 90 2,5 gon väst (standard)
0
0,75
1,5
3
kilometres
1 424 000 mE
1 426 000 mE
1 428 000 mE
1 430 000 mE
6 448 000 mN
6 446 000 mN
6 444 000 mN
6 442 000 mN
6 440 000 mN
6 438 000 mN
6 436 000 mN
Vättern
Hålavede
Stava
Munkeryd
Tuggarp
Knukebo
Uppgränna
Boeryd
Godebrunn
Björstorp
Harstorp
Kopparp
Sjöstugan
N Kärr
Gyllingesjön
Måleskog
Barnarp
Bollekälla

Norra Kärr occurs along the border of two counties (Län), the Jönköpings Län in the south and the Östergötlans
Län in the north. The Norra Kärr property is an intermediate stage exploration project whose surface has been disturbed only by exploration drilling, trenching and sampling.

We hold our mineral properties indirectly through our wholly-owned subsidiary, Tasman Metals AB. Tasman Metals AB holds a 100 percent interest in the four exploration claims that together form Norra Kärr. These claims were initially issued in 2009 to 2011.  The claims currently expire on dates between January 2015 and March 2017 (with maximum extensions to dates in 2024 to 2026).  See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."  In addition, we hold one mining lease for the Norra Kärr project which expires in 2038, which can be further extended provided that mining is occurring on the leased area or an application is submitted and certain work/studies are performed.  See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."

During fiscal 2014, we issued 36,000 common shares at a fair value of $52,920 to acquire certain access rights to the Norra Kärr property.

As at August 31, 2014, we had spent $9,982,080 related to the acquisition and exploration of the Norra Kärr property.

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

The Norra Kärr alkaline complex was discovered around 1906 when geological mapping was conducted in the area by the SGU. Some "strange" green, fine-grained rocks were discovered which were subsequently investigated by Professor A. Törnebohm. Törnebohm's investigation showed that the rock was composed of a large portion of nepheline and also the rare zirconosilicates eudialyte and catapleiite. Further field studies in the area showed that other alkaline rock types were also present. Törnebohm called the finegrained, green rock "Catapleiite-Syenite" but later workers decided to give this rock type the more local name
"Grennaite" after the town Gränna situated some 15 km south of the complex. Törnebohm published a brief geological description of Norra Kärr in 1906, which included a sketch map and a number of chemical analyses.

The most extensive scientific investigation of Norra Kärr was conducted by O.J. Adamsson (1944). The study comprises very detailed petrographical descriptions of the different rock types, as well as additional geochemical data. No drilling and very limited trenching had been conducted when Adamsson's work was undertaken, and only a very small percentage of the surface of the intrusion was known.

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

In 1974, Boliden returned to the area to conduct further exploration. The main focus this time was nepheline but it was concluded that economic extraction not was possible. Boliden excavated two large trenches, roughly east-west near the central part of the complex and separated by about 400 m on average. Archival data shows Boliden took up to 30 channel samples per interval along the northern trench. The intervals appear to have been chosen based largely on geological/mineralogical variations within the complex. The northern trench consists of 151 samples taken from

8 zones over an aggregate length of 398 m. The southern trench consists of a total of 169 samples taken from 8 zones over an aggregate 382 m.

Except for Boliden's test sampling, there are no historical records of any mineral resources, reserves or production from the Norra Kärr Project area.

The Norra Kärr peralkaline nepheline-syenite complex is N-S elongated, approximately 1,300 m long and up to 460 m wide with a total surface area of approximately 380,000 m2 (38 hectares). It intrudes a suite of Proterozoic gneisses and granites referred to as the Växjö Granite which belongs to the Trans Scandinavian Igneous belt (1.85-1.65 Ga). The contacts between the Norra Kärr intrusive and the surrounding Växjö Granite are west dipping. Tasman's diamond drilling has shown that the contact dips west at 35-45° except in the southernmost part where the dip is steeper.

Collectively the Norra Kärr intrusive complex is classified as a nepheline syenite, Nepheline belongs to the feldspathoid mineral group which is lacking in silica and often occurs in undersaturated alkaline intrusions.

Mineralization is associated with several textural types of grennaite that range from non-migmatitic to migmatitic.  The highest TREO and Zr grades are associated with increasing proportions of pegmatitic material that has invaded the grennaite. Typical grades (ZrO2% : %TREO) in drill core for these lithologies are: Grennaite (GT), fine-grained (0.48% : 0.278%); Grennaite, migmatitic (GTM) (1.58% : 0.494%); Grennaite, pegmatitic (PGT) (2.2% : 0.663%) and nephelinesyenite (2.02% : 0.617%).

The rock units comprising the Norra Kärr peralkaline intrusion are uncommon on a global scale, and include minerals that are composed of or associated with REE's, Zr, Nb, Y and Hf.

While previous academic work at Norra Kärr has reported other accessory minerals which potentially carry REE's, mineral liberation analyses and microprobe studies have demonstrated that a majority of the REE's are contained in eudialyte, a zirconosilicate which is consistently present in the mineralized rock units. The dominant zirconium bearing minerals at Norra Kärr are catapleiite and eudialyte both of which are abundant in grennaites on the property.

The first exploration permit was applied for on June 12, 2009, and granted on August 31, 2009. Prior to staking claims, we re-sampled reference samples from the Boliden trenches stored at the Swedish Geological Survey  in Mala, Sweden.

The recent diamond drilling, in combination with earlier work, has shown that about 85 percent of the surface area is composed of varieties of a green grey, aegirine-eudialyte-catapleite bearing nepheline syenite named by earlier workers "Grennaite" in reference to the local village. The remaining 15 percent is occupied by coarser grained alkaline rocks which previously were named Kaxtorpite, Lakarpite and Pulaskite.

On the basis of a NI 43-101 report prepared for us, we decided to commence diamond drilling in December 2009. A total of 26 diamond drill holes totaling 3,275.7 m were drilled between December 2009 and May 2010.

At the beginning of our exploration program in 2009, we selected various samples for assay from a suite of rock specimens collected and archived by Boliden in the 1970s. Of the 30 samples we analyzed, 27 came from the Norra Kärr intrusion. The TREO for these 27 samples ranged from 0.09 per cent to 0.70 per cent, and the percentage of the heavy rare earth oxide contained within these samples ranged from 20 to 69 per cent, averaging 54 per cent. This is a high ratio of HREO to LREO; most REE deposits contain 1 to 3 per cent HREO in the TREO.

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

The July 2013 PEA financial highlights included:

•	US $1,465 million after-tax net present value ("NPV") at 8% discount rate.
•	45.6% after-tax internal rate of return ("IRR").
•	After-tax payback period of 2.5 years.
•	US $10.9 billion in revenue over the 40 year life of mine.
•	Initial capital expenditures of US $266 million (including contingency of US $42.8 million).
•	Average annual operating expenses of $74.3 million or $10.93 per kg of mixed total rare earth oxide ("TREO") concentrate.
•	Conservative basket price of US $51 per kg.

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

For the purposes of the PEA and following a supply and demand study of the heavy REE market, we requested to optimize the resource and pit that would allow for the production 6,000 - 7,000 tonnes of separated rare earth oxides per annum over an initial mine life of 20 years.  This production rate was chosen due the globally significant output of the heavy REE's dysprosium, yttrium and terbium that would be produced from Norra Kärr under this scenario.

Using this production rate and duration guidance provided by us, a Whittle pit model was produced to estimate the in-pit Canadian Institute of Mines (CIM) compliant Mineral Resource as provided in Table 2.

The resource and PEA economic models assumed processing of mined material on site to produce two saleable intermediate products: mixed REO-Y concentrate and a zirconium concentrate.

Conceptual economic parameters required for preparation of Whittle® shells were compiled from several sources including mining industry cost guides. Processing plant operating costs were estimated from preliminary plant design criteria developed by us and our metallurgical consultants.  As the rare earth elements are not openly traded on international commodity markets, we and Pincock, Allen & Holt of Denver, Colorado ("PAH") (subsequently renamed RungePincockMinarco "RPM") considered several sources of pricing information to develop a "Basket Price" for the REOs contained in the Norra Kärr deposit. The Basket Price is discounted by 38 percent as the REEs are contained in a mixed REO-Y carbonate concentrate which requires additional, off-site separation and refining to yield individual REE metals.  The Basket Price used in the PEA was developed from the three-year averages for Dy and Tb and peer group reports for La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, and Y. Although Ho, Tm, Er, Yb and Lu are present in the Norra Kärr deposit, these elements were not included in the Basket Price due to the lack of reliable historical pricing information.

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

Cautionary Note to U.S. Investors concerning estimates of
Indicated Resources

This section uses the term "indicated resources". We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S.
Securities and Exchange Commission does not recognize it. U.S. Investors are cautioned not to assume that any part or all of an indicated resource will ever be converted into reserves.

Table 2: Norra Kärr Project, "CIM" Compliant March 2012 "In-Pit" Mineral Resource1 Estimate

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

2.	TREO includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
3.	Heavy Rare Earth Oxides ("HREO") includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.

4.
"In-pit" Mineral Resources were estimated using the Whittle pit optimization software and preliminary economic parameters for commodity prices, metal recoveries and current operating expenses as presented in the PEA.

5.	Mineral Resources are reported at a marginal cutoff grade of 0.17% TREO.
6.	Resource estimate assumes mining recovery 95%, dilution 5%.

Samples submitted by us, used with the resource calculation quoted above were analyzed by the ME-MS81 technique in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for our exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists oversaw this data collection.  Metallurgical products produced during research were analyzed by the XRF technique in Finland.

During July 2012 we submitted an application for a mining lease covering Norra Kärr.  In May 2013 the Swedish Mining Inspectorate (Bergsstaten) granted us the Norra Kärr mining lease.  A granted mining lease under the Swedish Mining Act is valid for 25 years, when it is available for renewal.  The application documented the extensive environmental, archeological and social impact data that was collected by consultants and assessed by the Swedish Mining Inspectorate for the granting of the mining lease.  The mining lease granted by the Swedish Mining Inspectorate (Bergsstaten) was under appeal from certain stakeholders; however, the appeal was unsuccessful. Following such decision, no further right of appeal exists against the validity of the Norra Kärr mining lease.

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

Three bulk samples totaling approximately 1.2 tonnes, representing the two major (PGT, GTM) and one minor mineralized material type (GTC) that comprise the Norra Kärr resource, were taken   Each sample was composited from drill core collected across the deposit, and is considered very representative.  All previous metallurgical testing was performed on blended material combining all mineralized material types.  Mineralogical character and metallurgical behavior of each mineralized material type was tested, to constrain future processing considerations.  Geochemical character of each mineralized material type based on drilling information is given in Table 3.

Table 3:  Summary of Principal Mineralized Material Type Geochemistry from Average Drilling Data

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
Most significant REO's by % are Y2O3, La2O3, Ce2O3, Nd2O3, Dy2O3

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

Magnetic Separation

Due to the paramagnetic behavior of eudialyte, magnetic separation performed very well under non-optimized conditions.  Numerous tests were completed which demonstrated the excellent magnetic extractability of both eudialyte and a common iron-bearing mineral aegirine.  Review of external publications suggest aegirine is not soluble under the acid conditions considered for hydrometallurgical processing of Norra Kärr mineralized material, and shall therefore be inert in a REE-leach circuit.  Example recoveries achieved with single pass (not re-circulated) WHIMS (wet high intensity magnetic separation) using the -100 micron fraction of representative Nora Kärr mineralized material are provided in Table 4.

Table 4:  Recovery Associated With Magnetic Separation.

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

Combined Flotation and Magnetic Separation

We have tested various scenarios combining flotation and magnetic separation.  One such combination proved extremely effective, where recovery for the total process was 82.2% of the yttrium oxide (Y2O3), 76.9% of the TREO and 49.7% ZrO2 in only 25.2% of the mineral mass.  Recovery of other heavy REE's (Eu, Gd, Tb, Dy, Ho, Er, Tm, Yb, Lu) mirrors the recovery of Y2O3 in flotation and magnetic separation tests.

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

In April 2014, we announced the commencement of a pre-feasibility study (the "PFS") for the Norra Kärr deposit. Following an extensive review process, we selected a highly qualified technical team with REE and European experience.

In July 2014, we provided an update on metallurgical testing. Extensive hydrometallurgical research which has tested/optimized a process of sulphuric acid leaching, leach solution purification, REE solvent extraction and precipitation of an REE-concentrate has been completed. Preparation of this concentrate is the final step in defining the Norra Kärr flowsheet, and marks a significant milestone our metallurgical programs.

Sulphuric acid was chosen due to its relatively low cost, and its widespread availability in Sweden. A railway line which passes only 20km from Norra Kärr already transports bulk sulphuric acid. REE was precipitated as an oxalate with a grade of approximately 45% REE, as provided in Table 5. The high value heavy REE dysprosium (Dy) contributes 4.6% of the REE content. This oxalate can be easily calcined to a high grade REE-oxide (REO) subject to customer requirements. Under the hydrometallurgical process developed, leaching is undertaken at ambient temperature and pressure. High temperature roasting is not required to dissolve eudialyte.

Table 5: Composition of REE-oxalate precipitated from Norra Kärr project, with REO relative abundance (when converted to oxide)

Element	Weight % REE in Oxalate Solid	REO as % of TREO	
La	4.94	10.7%	Light REE
Ce	10.75	23.2%	
Pr	1.46	3.1%	
Nd	6.76	14.5%	
Sm	1.65	3.5%	
Eu	0.27	0.6%	Heavy REE
Gd	1.66	3.5%	
Tb	0.35	0.7%	
Dy	2.19	4.6%	
Ho	0.49	1.0%	
Er	1.29	2.7%	
Tm	0.18	0.4%	
Yb	1.14	2.4%	
Lu	0.15	0.3%	
Y	12.21	28.6%	
Total REE	**45.48**	**100.0%**	
Light REE %		**55.1%**	
Heavy REE %		**44.9%**

Crushing and grinding characteristics of the Norra Kärr mineralized material are now well known. A grind size of 60 micron has been chosen which provides adequate liberation of the REE-bearing mineral (eudialyte) that can easily be achieved through standard commercial equipment.

Extensive testwork and optimization of single-stage magnetic separation has been completed. This optimization has increased REE recovery in beneficiation to in excess of 86% in less than 35% of the original mass, such that flotation is no longer deemed necessary as was envisaged under the Norra Kärr PEA Report published July 2013. Magnetic separation shall use standard commercial equipment and does not require process chemicals.

This improved magnetic separation has significantly reduced the amount of sulphuric acid-consuming gangue minerals within the eudialyte-rich mineral concentrate. As a result, sulphuric acid consumption per tonne of ore has fallen to 85 kg/tonne from the 150 kg/tonne envisaged in the Norra Kärr PEA Report.

Planned Future Work

During the fiscal year ending August 31, 2015, our exploration program will focus on metallurgical testing designed to optimize the Norra Kärr flowsheet, with the aim being to gain progressive improvements in recovery, reagent use and water balance.  On completion of the pre-feasibility study, a range of process and site optimisations will be considered.  We will also conduct further environmental baseline studies and collect data for mine permitting plus general site works.  We have budgeted $400,000 for metallurgical research which includes further assay costs, $40,000 for environmental and permitting and $20,000 for general site work.

Olserum

On October 13, 2011, we announced the acquisition of a 100% interest in a new heavy rare earth element project, comprising one claim, in southern Sweden, located only 100 km east of our flagship Norra Kärr project.  This claim was originally issued in 2006 and currently expires in March 2016 (which may be extended to a maximum date in 2021).  The Olserum project was purchased outright from a private UK registered company for a total consideration of 37,746 of our fully paid common shares, with a fair value of $95,120.   We subsequently staked a further five claims surrounding the original claim in 2001, all of which currently expire in December 2014 (and may be further extended to a maximum date in 2026).  See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."  We have submitted a mining lease application for the Olserum project.

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

Location of Olserum Project

Stockholm
OLSERUM

575 000
585 000
595 000
605 000
615 000
6 425 000
6 415 000
6 405 000
N
Överum nr 1
Överum nr 2
Överum nr 3
Överum nr 4
Överum nr 5
Olserum nr 2
Gamleby
Västervik
Loftahammar
Syrsan
Gudingen
Knöldjupet
Gamlebyviken
Ståndsholmens naturreservat
Stadö-Äskeskärs naturreservat
E22
135
213
Tasman Metals Ltd
OLSERUM
Regional map

As at August 31, 2014, we have spent $711,951 related to the acquisition and exploration of the Olserum property.

The REE potential of the Olserum region was first identified by the Swedish Geological Survey in the early 1990's, when a number of REE anomalous samples were collected and assayed from several locations.  The presence of yttrium enriched outcrops associated with historic iron ore prospects was noted.  In 2003 the Swedish exploration company IGE claimed the area, concentrating on the iron ore workings at Olserum.  During 2004 and 2005 a total of 27 diamond drill holes were drilled by IGE, 24 of which targeted the REE potential.

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

Petrological, mineral liberation analyser and microprobe research were undertaken to identify REE bearing minerals within 18 samples taken from Olserum drill core.  Mineralogy was determined to be simple, with coarse to fine grained xenotime, monazite and rare apatite recognized as the host to all significant REE's.

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

Mineral Resources were modelled applying six different TREO cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Tables 6 and 7).  At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO, both with 34% of the TREO being the higher value HREO.  Tables 8 and 9 provide the grade averages for rare earth oxides at the various cut-offs.

Cautionary Note to U.S. Investors concerning estimates of
Indicated Resources

This section uses the terms "measured" and "indicated resources". We advise
U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 6: Indicated Resource Estimate for the Olserum Deposit.
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

Table 7: Inferred Resource Estimate for the Olserum Deposit.
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
3.
The calculated resource is sensitive to cut-off grade which will be influenced by metallurgical operating costs.  Bench scale metallurgical tests were completed on an Olserum composite sample in 2005.  Magnetic and gravity separation gave a mineral concentrate of 14% rare earth oxide in only 5% of the mass with a recovery of 59%.

4.
The mineral resource estimate was completed by Mr. Geoffrey Reed, Senior Consulting Geologist of ReedLeyton Consultants Pty Ltd, and is based on geological and geochemical data supplied by us audited by Mr. Reed.  Mr. Reed is an independent qualified person for the purposes of NI 43-101 standards of disclosure for mineral projects of the Canadian Securities Administrators.

5.
The resource estimate has been classified as an Indicated and Inferred Resource based on the distance-space between sample data within the current deposit outline.  Variograms were obtained from a variography study of TREO, with the continuity analysis showing a reasonable fit model in the major and semi major direction for the mineralised domains.

6.	The resource estimate is based on:
▪
A database of 31 'In Resource' drill holes totalling 5,297m of diamond drilling completed by Tasman and previous project owner IGE since 2004 where samples were composited on 1m lengths.  All assays by both Tasman and IGE were completed at laboratories in Vancouver, British Columbia.

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

In order to demonstrate that the mineralization as estimated in the block model has a reasonable expectation of being mined at some time in the foreseeable future, a mining optimisation exercise was completed for us.  As the mining concept for the Olserum Deposit is currently surface mining, Whittle® software was used to generate a conceptual pit shell.  Notwithstanding the pit optimisation exercise, it has not resulted in an engineered and operational open-pit mine design.  Operating assumptions used for the Whittle® pit shell were based on the PEA data from our more advanced Norra Kärr REE project that lies 100km northwest of Olserum with similar grade and surface aspect.  The economic assumptions used to derive the optimised pit shell include:

•	Stripping Cost $/tonne mined US $3.66
•	Mining Cost $/tonne mined US $3.66
•	Processing Cost $/tonne mineralized material US $41.48
•	REO Recovery 80.0%
•	Discount to TREO Basket Price 38.0% (accounts for REO separation charge)
•	Discounted TREO Price US $31.0 kg
•	5 percent mining loss, 5 percent for mining dilution

Conceptual economic parameters required for preparation of Whittle® shells were compiled from several sources including mining industry cost guides. Processing plant operating costs were estimated from preliminary plant design criteria developed by us and our metallurgical consultants.  As the rare earth elements are not openly traded on international commodity markets, we and RPM considered several sources of pricing information to develop a "Basket Price" for the REOs contained in the Norra Kärr deposit. The Basket Price is discounted by 38 percent as the REEs are contained in a mixed REO-Y carbonate concentrate which requires additional, off-site separation and refining to yield individual REE metals.  The Basket Price used in the PEA were developed from the three-year averages for Dy and Tb and peer group reports for La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, and Y. Although Ho, Tm, Er, Yb and Lu are present in the Norra Kärr deposit, these elements were not included in the Basket Price due to the lack of reliable historical pricing information.

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

Table 8: Indicated Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
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
Note: See "Cautionary Note to U.S. Investors Concerning Estimates of Indicated Resources" above.

Table 9: Inferred Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
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
Note: See "Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources" above.

In August 2013, we announced results of the first phase of metallurgical testing on representative mineralization samples from Olserum.  Magnetic separation and flotation tests produced a mineral concentrate with REE recovery in excess of 90% within a concentrate mass between 6% and 7% of the original sample.  This represents a very encouraging increase in REE grade of approximately 14 times.  A very high grade magnetite concentrate was also produced as a by-product during testing.  This metallurgical research, and the ongoing testing, was conducted and paid for under the European Commission's EURARE research project as announced by us on July 10, 2013.  See "See Item 4. Information on the Company – Three Year History – Year Ended August 31, 2013."

A well selected and homogenized sample of 75 kg of drill core was sent out for metallurgical testing.  Core was selected from across the deposit and is believed to reflect grade and mineralogical variation well.  Following a series of grinding tests, a suitable grind size was determined to be -75 μm (P80 75 μm) which was achieved by rod mill.  A testing flow sheet of low intensity magnetic separation (LIMS) followed by REE mineral flotation proved to be the most effective, for which six tests were performed.  In addition, direct flotation of biotite was tested but did not improve quality or grade of the REE concentrate sample.

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

Table 10: REE recovery for various tests from Olserum

Test	Concentrate Mass (Mass Pull)	Ce Recovery (%)	La Recovery (%)	Y Recovery (%)
3A	6.80%	88.4%	88.8%	92.7%
3B	8.42%	89.6%	90.1%	93.8%
8	5.99%	87.9%	85.3%	91.2%

Recovery data for all REE's is not available at this time, however heavy REE recovery is anticipated to follow Y recovery due to chemical and physical similarity.  Additional testing is underway to improve the proposed flowsheet and better understand the processing behavior of the Olserum mineralization.

Planned Future Work

We will not be incurring significant costs on the Olserum project and do not intend to incur significant costs until a further financing is completed and the mining lease currently under application is granted.  We are, however, continuing with certain minor costs mainly through continued metallurgical research, the bulk of which are being funded through our participation in a European Union funding initiative studying the supply of critical materials (EURARE).

Other Projects

Tungsten Projects

Sweden

As announced on October 10, 2013, we secured a 100% interest in a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden comprised of seven exploration claims. We have also applied for an additional claim in the area.  This new tungsten portfolio includes several of the largest known tungsten occurrences in Scandinavia, including the former Yxsjöberg mine which accounts for more than 90% of the tungsten previously produced in Sweden.  The projects were purchased from Tumi outright for a total consideration of 50,000 of our fully paid common shares and $45,000.  See "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions." A further 50,000 common shares are issuable upon commencement of production from any of the tungsten projects. All projects have extensive historic information including drilling, production and metallurgical data, and are supported by excellent road, rail and power infrastructure.

Based on its economic importance and high risk of supply disruption, tungsten has been named a "critical" metal in recent British Geological Survey (BGS) and European Commission (EC) publications.  Tungsten is an essential industrial element with hundreds of end-use applications.  It has the highest melting point (3,410°C) and highest tensile strength (19.3 gms/cc) of all pure metals and is, therefore, highly sought after for drilling and cutting equipment (termed hardmetals), specialty steels and aerospace applications.

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

We are currently compiling historic data for the tungsten portfolio, and completing low intensity surface prospecting and sampling activity.  Sampling and mapping shall be increased during fiscal 2015, and may include geophysical exploration, should results prove encouraging.  We have budgeted $250,000 for exploration activity related to our tungsten portfolio, with surface mapping, sampling and geophysics planned.

As at August 31, 2014, we have spent $151,450 related to the acquisition and exploration of the tungsten projects.

Yxsjöberg

The Yxsjöberg mine is the by far largest known tungsten mineralization in Sweden, from which more than 90% of all tungsten produced in the country emanates.  The Yxsjöberg mine is an underground mine.  The Yxsjöberg project consists of one exploration claim expiring in November 2015 (and may be further extended to a maximum date in 2027). See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."  The deposit is of a skarn-hosted tungsten-copper-beryllium–fluorite style consisting of three ore bodies (Kvarnåsen, Nävergruvan, Finngruvan) which lie in the same folded, skarn altered limestone horizon.  Earliest records of mining date back to 1728 and small scale mining for copper continued intermittently until the 19th century.  The tungsten mineral scheelite (CaWO4) was first identified in 1862 and the earliest recorded production of tungsten from 1918. A new concentrator was built in 1937, and a roasting furnace and gravity separator added in 1951.  A circuit for the production of fluorite concentrate was added in 1956.  Fluorite remains a potential by-product to any future operation.

The price of tungsten fell in the early 1960's, and the mine was closed in 1963 and subsequently allowed to flood.  By the end of the 1960's however, the tungsten price had recovered and interest was renewed. In 1969 the Swedish State-owned mining company AB Statsgruvor acquired the mine and constructed a new concentrator and head frame.  This new plant began with gravity separation, but was converted to selective flotation in 1977.  The mine and plant were closed again in 1989 due to low tungsten prices, when the deepest levels of the mine had reached approximately 600 m.  A total of more than 5 million tonnes of ore averaging approximately 0.35% tungsten oxide (with additional copper and fluorite) were extracted during the life of the Yxsjöberg mine.  Significant mineralization remained in situ at the final closure in 1989.

Apart from remediation and environmental management, the plant has largely been left untouched since the closure of the mine, as have two large tailings dams estimated to contain a total of 4.6 million metric tonnes of material.

Wigström (15 km SE of Yxsjöberg)

The historic tungsten mine of Wigströmsgruvan fed ore to the nearby Yxsjöberg mine mill.   The Wigströmsgruvan mine is an open pit mine.  The Wigströmsgruvan project consists of one exploration claim expiring in April 2017 (and may be further extended to a maximum date in 2026). See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."  Scheelite (CaWO3) and fluorite (CaF2) mineralization occur in garnet-diopside skarn within mafic metavolcanics.  Approximately 0.13 million tonnes of ore with 0.28% tungsten oxide was mined and transported to Yxsjöberg between the years 1978-1981.  Mineralization is documented to remain open along strike and at depth at the time of the mine closure.

Sandudden (7 km NE of Yxsjöberg)

The Sandudden deposit was tested by more than 30 drill holes between 1978 and 1979 by AB Statsgruvor.  The Sandudden project consists of  one exploration claim expiring in March 2017 (and may be further extended to a maximum date in 2026). See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."  In 1979 test mining and processing of approximately 17,000 tonnes with 0.22% tungsten oxide was completed.  The mineralization is scheelite-fluorite with similar characteristics to Wigströmsgruvan and Yxsjöberg.

Gensgruvan (25 km N of Yxsjöberg)

The small Gensgruvan tungsten mine operated briefly in the 1940's. The Gensgruvan mine is an open pit mine.  The Gensgruvan project consists of  one exploration claim expiring in April 2016 (and may be further extended to a maximum date in 2026). See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."  Production figures from 1944 record 1,600 tonnes of ore were mined with an average grade of 0.3% tungsten oxide. A second mine was also operated, named Molybdengruvan, with grades of 0.34% tungsten oxide.  The Molybdengruvan mine is an open pit mine.  Geological mapping at the time discovered numerous outcrops containing scheelite mineralization which remain untested, along with a large number of mineralized boulders the source of which remains unknown. Outcrops with grades similar Molybdengruvan mine have been recorded.

Gussarvet (70 km NE of Yxsjöberg)

A 15 hole diamond drill program was completed at Gussarvet in the early 1980's.  The Gussarvet project consists of  one exploration claim expiring in October 2017 (and may be further extended to a maximum date in 2026). See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."  The tungsten mineralization occurs in skarn and epidote-quartzite associated within a 100m wide NE-SW trending carbonate horizon.

Gustavsberg (50 km SE of Yxsjöberg)

Several old iron mines are located within the Gustavsberg claim area.  These mines are open pit mines.  The Gustavsberg project consists of  two exploration claims expiring in January 2017 and September 2017 (and may be further extended to a maximum date in 2026).  See "Item 4. Information on the Company – Description of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations."  The iron lodes were documented to have an adjacent skarn alteration zone containing copper and tungsten mineralization.  Mine geologists reported discoveries of "up to football-sized patches of scheelite" in the footwall skarn.  No modern exploration for tungsten has been conducted in the area although prospectors have reported scheelite in the remnant waste dumps.

The data from these mines is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. We have not completed sufficient exploration to verify the estimates and are not treating them as NI 43-101 defined resources or reserves verified by a Qualified Person; the historical estimate should not be relied upon.

Item 4A.  Unresolved Staff Comments.

Not Applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of our financial position, changes in financial position and results of operation the fiscal years ended August 31, 2014, 2013 and 2012 should be read in conjunction with our accompanying audited consolidated financial statements and related notes included therein.

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

Management has determined impairment indicators were present in respect of certain exploration and evaluation assets and as a result an impairment test was performed.

Management has determined that there were no triggering events present as defined in IFRS 6 with the other properties as at August 31, 2014 and as such, no impairment test was performed.

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

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)	Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

(ii)	The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets. As a result of this assessment, management has carried out an impairment test on certain other exploration and evaluation assets and an impairment charge of $46,636 was made in fiscal 2014.

Changes in Accounting Policies

During fiscal 2013 we changed our accounting policy with respect to exploration and evaluation expenditures.  In prior years our policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  Effective with the presentation of the fiscal 2013 consolidated financial statements, on a retrospective basis, we have elected to change this accounting policy to capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets.

Significant Accounting Policies

A complete summary of our significant accounting policies is set out in Note 4 of the consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, filed herewith.

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

Although we take steps to verify title to exploration and evaluation assets in which we have an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee our title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

From time to time, we will acquire or dispose of interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as exploration and evaluation assets costs or recoveries when the payments are made or received.

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

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

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

An asset's recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

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

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss ("FVTPL").

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

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2014 and 2013, we have not classified any financial liabilities as FVTPL.

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

Foreign Currency Translation

Functional and Presentation Currency

The financial statements of each of our subsidiaries are prepared in the local currency of their home jurisdictions.  Consolidation of each subsidiary includes re-measurement from the local currency to the subsidiary's functional currency.  Each subsidiary's functional currency, being the currency of the primary economic environment in which the subsidiary operates, is the Canadian dollar.  The consolidated financial statements are presented in Canadian dollars.

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

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  We are not exposed to significant credit or interest rate risk although cash is held in excess of federally insured limits with a major financial institution.  As at August 31, 2014 and 2013, we did not have any cash equivalents.

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

Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2014 and 2013, we do not have any decommissioning obligations.

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

Deferred Tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax relating to items recognized directly in equity or other comprehensive income ("OCI") is recognized in equity or OCI and not in the statement of comprehensive loss.

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

Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share.

Adoption of Accounting Standards and Interpretations

We have adopted the following new accounting standards and interpretations effective September 1, 2013. These changes were made in accordance with the applicable transitional provisions and had no impact on the financial statements.

(i)	IFRS 10 Consolidated Financial Statements. IFRS 10 defines a single concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

(ii)	IFRS 11 Joint Arrangements. IFRS 11 focuses on the rights and obligations of an arrangement rather than its legal form, as is currently the case. The standard distinguishes between joint operations, where the joint operator accounts for the assets, liabilities, revenues, and expenses relating to its involvement, and joint ventures, which must be accounted for using the equity method.

(iii)	IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities.

(iv)	IFRS 13 Fair Value Measurement. IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value. It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements. Previously, a variety of fair value techniques and disclosures were possible under the requirements of separate applicable IFRSs.

Accounting Standards and Interpretations Issued but Not Yet Adopted

As of the date of this annual report, the following standards have not been applied in the consolidated financial statements:

(i)	IFRS 9 Financial Instruments; tentatively effective for annual periods beginning on or after January 1, 2018. IFRS 9 replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 prohibits reclassifications except in rare circumstances when the entity's business model changes. The new standard removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract to be classified in its entirety at either amortized cost or fair value.

(ii)	IFRS 15 Revenue from Contracts with Customers; is effective for annual periods beginning on or after January 1, 2017. IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. The new standard will apply to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.

Management is currently assessing the impact of these new standards on our accounting policies and financial statement presentation.

Operating results

Year Ended August 31, 2014 Compared to the Year Ended to August 31, 2013

As we are in the exploration stage of investigating and evaluating our unproven mineral interests, we have no revenue.

During the year ended August 31, 2014 ("fiscal 2014"), we incurred a net loss of $2,442,008 ($0.04 per share), a decrease in loss of $1,039,234, compared to a loss of $3,481,242 ($0.06 per share) for the year ended August 31, 2013 ("fiscal 2013").  The decrease in loss during fiscal 2014 was attributed primarily to decreases in share-based compensation recognized, professional fees incurred and impairment charges to exploration and evaluation assets recorded in fiscal 2014 compared to fiscal 2013.

Excluding share-based compensation, general and administrative expenses decreased by $232,183 from $2,439,065 during fiscal 2013 to $2,206,882 during fiscal 2014.  Specific general and administrative expenses of note during fiscal 2014 are as follows:

•
incurred $124,990 (2013 - $126,793) for accounting and administration of which $58,300 (2013 - $48,650) was charged by Chase Management Ltd. ("Chase"), a private corporation controlled by Mr. Nick DeMare, our CFO and one of our directors, and $66,690 (2013 - $78,143) was charged for accounting service provided in Sweden;

•
general exploration costs of $82,650 (2013 - $165,846) relating to general exploration and property due diligence in Sweden and Finland.  General exploration costs were lower during fiscal 2014 as we focused on the preparation of the PFS report on the Norra Kärr property;

•
$180,525 (2013 - $194,759) for travel expenses, primarily for our personnel to oversee our ongoing property exploration programs, attend international investment conferences and meet with consumers of REE production to establish working relationships;

•	corporate development expenses increased by $39,831, from $109,449 in fiscal 2013 to $149,280 in fiscal 2014, due primarily to an increase in our participation in investor and trade conferences;
●	incurred $475,484 (2013 - $583,023) for professional services, of which we incurred $278,410 (2013 - $307,742) by our directors and officers, $58,450 (2013 - $136,872) by consultants in Sweden and $138,624 (2013 - $138,409) by consultants for general corporate services;
•	$163,500 (2013 - $162,000) for management fees charged through Sierra Peru Pty ("Sierra") for remuneration of Mr. Mark Saxon, our President and CEO and one of our directors; and
•	salaries and benefits of $304,943 (2013 - $290,616) for employees in the exploration office in Sweden.

During fiscal 2014, we recorded $225,200 (2013 - $654,705) for share-based compensation comprised of $225,200 (2013 - $154,000) for the immediate vesting of 360,000 (2013 - 230,000) share options granted and $nil (2013 - $9,475) for vesting of share options granted in prior periods.  In addition, during fiscal 2013, we recorded $491,230 for share-based compensation on the re-pricing of 1,706,500 share options.

During fiscal 2014, we completed a private placement of 4,919,940 units for gross proceeds of $5,411,934.  See "Item 4. Information on the Company – Three Year History – Year Ended August 31, 2014." The proceeds have been allocated to advance work on our Norra Kärr and Olserum projects and for general working capital purposes.  During fiscal 2013, we did not complete any private placements.

During fiscal 2014, we received $351,000 (2013 - $301,250) from the exercise of share options for 285,000 (2013 - 1,250,000) common shares.

We hold our cash primarily in an interest bearing account with a major financial institution.  The deposits are subject to an insignificant risk of change in value.  Interest income generated during fiscal 2014 was $105,160, an increase of $9,225 from $95,935 during fiscal 2013.

Year Ended August 31, 2013 Compared to the Year Ended to August 31, 2012

As we are in the exploration stage of investigating and evaluating our unproven mineral interests, we have no revenue.

During the year ended August 31, 2013, we incurred a net loss of $3,481,242 ($0.06 per share), a decrease in loss of $2,655,817, compared to a loss of $6,137,059 ($0.10 per share) for the year ended August 31, 2012 ("fiscal 2012").  The decrease in loss during fiscal 2013 was attributed primarily to the recognition of share-based compensation of $654,705 in fiscal 2013 compared to $3,699,139 in fiscal 2012.  During fiscal 2012 we granted 2,270,000 share options compared to 230,000 share options granted in fiscal 2013.   In addition during fiscal 2013 we recorded $491,230 for share-based compensation on the re-pricing of 1,706,500 share options.

Excluding share-based compensation, general and administrative expenses decreased by $92,509 from $2,531,574 during fiscal 2012 to $2,439,065 during the fiscal 2013 period.  Specific general and administrative expenses of note during fiscal 2013 are as follows:

•
incurred $126,793 (2012 - $71,528) for accounting and administration of which $48,650 (2012 - $48,000) was charged by Chase, a private corporation controlled by Mr. Nick DeMare, our CFO and one of our directors, and $78,143 (2012 - $23,528) was charged by a third party accounting service in Sweden commencing June 1, 2012.  Prior to June 1, 2012 the accounting and administration services in Sweden were conducted by salaried employees;

•	general exploration costs of $165,846 (2012 - $71,126) relating to general exploration and property due diligence in Sweden and Finland;
•
$194,759 (2012 - $277,123) for travel expenses, primarily for our personnel to oversee our ongoing property exploration programs, attend international investment conferences and meet with consumers of REE production to establish working relationships.  Travel expenses were lower during fiscal 2013 compared to the fiscal 2012 period due to less corporate travel by management and directors;

•
legal fees of $296,790 (2012 - $123,599) were incurred.  During fiscal 2013 legal services were mainly related to the base shelf prospectus whereas in fiscal 2012 legal services were related to obtaining a listing on the NYSE MKT;

•
office expenses of $101,981 (2012 - $212,491) of which $61,785 (2012 - $163,058) was for the maintenance of the exploration office in Sweden.  During fiscal 2012, office expenses in Sweden were higher as we were incurring costs to set up a new exploration office;

•
we had retained Mining Interactive Corp. ("Mining Interactive") to provide market awareness and investor relation activities.  During fiscal 2013 we paid Mining Interactive $10,500 (2012 - $42,000).  Effective November 30, 2012 we terminated our arrangement with Mining interactive;

●	incurred $583,023 (2012 - $718,443) for professional services, of which we incurred $307,741 (2012 - $302,759) by our directors and officers, $136,872 (2012 - $243,375) by consultants in Sweden and $138,409 (2012 - $172,309) by consultants for general corporate services;
•	$162,000 (2012 - $162,000) for management fees charged through Sierra for remuneration of Mr. Mark Saxon, our President and CEO;
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
•
corporate development expenses of $109,449 (2012 - $178,532) were incurred for services and costs relating to corporate development and market awareness.  These expenses were lower during fiscal 2013 compared to fiscal 2012 due to our scaling back on these activities during this current economic period;

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

During fiscal 2013 we received $301,250 (2012 - $620,642) from the exercise of warrants and share options for 1,250,000 (2012 - 1,052,947) common shares.  No equity financings were conducted in either fiscal 2013 or fiscal 2012.

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

During the year ended August 31, 2012, we incurred a net loss of $6,137,059 ($0.10 per share), an increase in loss of $775,635, compared to a loss of $5,361,424 ($0.10 per share) for the year ended August 31, 2011 ("fiscal 2011").  The increase in loss during fiscal 2012 was attributed primarily to the higher levels of exploration conducted and general corporate activities incurred in fiscal 2012 compared to fiscal 2011.

Excluding share-based compensation, general and administrative expenses increased by $1,017,844 from $1,513,730 during fiscal 2011 to $2,531,574 during fiscal 2012.  Specific general and administrative expenses of note during fiscal 2012 are as follows:

•	$76,328 (2011 - $85,175) for accounting, administration and rent charged by Chase, a private corporation controlled by Nick DeMare, our CFO and one of our directors;
•	general exploration costs of $48,085 (2011 - $113,780) relating to general exploration and property due diligence in Sweden, Finland and Norway.
•
$277,123 for travel expenses (2011 - $177,338), primarily for increased travel by our personnel to oversee our ongoing property exploration programs, negotiate corporate financing activities and attend international investment conferences;

•	legal fees of $123,599 (2011 - $86,530). During fiscal 2012 significant legal fees were incurred for services relating to the listing on the NYSE MKT exchange;
•	regulatory fees increased by $91,077 from $35,278 in fiscal 2011 to $126,355 in fiscal 2012 due to additional fees paid on our listing on the NYSE MKT;
•	office expenses of $212,491 (2011 - $84,659) of which $163,058 (2011 - $48,828) was for the maintenance of the exploration office in Sweden;
•	we retained Mining Interactive to provide market awareness and investor relation activities. During fiscal 2012, we paid Mining Interactive $42,000 (2011 - $41,500);
●	paid $718,443 (2011 - $221,770) for professional services, of which we incurred $302,759 (2011 - $118,412) for professional services provided by directors and officers of our company. The significant increase in fiscal 2012 occurred due to the appointment of a new position, Vice-President of Corporate Development, in July 2011 and the increase in services provided by consultants and consulting firms in fiscal 2012;
•	$162,000 (2011 - $158,250) for management and professional fees charged through Sierra for remuneration of Mr. Mark Saxon, our President and CEO;
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

Investments

We hold 2,647,059 common shares of Hannans Reward Limited ("Hannans"), a public company listed on the Australian Stock Exchange, which have been designated as available-for-sale for accounting purposes.  To date there have been no dispositions of the Hannans shares.  As at August 31, 2014 the quoted market value of the investment was $26,847.

During fiscal 2014, we received 600,000 common shares of Thomson Resources Limited ("Thomson") at a fair value of $16,603, on the sale of exploration data which had been partly generated by us.  Thomson is a public company listed on the Australian Stock Exchange and the Thomson shares have been designated as available-for-sale for accounting purposes.  As at August 31, 2014, the quoted market value of the Thomson shares was $12,171.

Exploration and Evaluation Assets

During fiscal 2014, we incurred a total of $3,029,350 (2013 - $2,222,888) on the acquisition, exploration and evaluation of our unproven resources assets, of which $2,779,131 (2013 - $1,890,245) was incurred on the Norra Kärr property and $250,219 (2013 - $332,643) on other properties.  In addition, during fiscal 2014 we recorded an impairment of exploration and evaluation assets of $46,636 (2013 - $498,114) on certain properties.  Primary activities during fiscal 2014, were focused on completing metallurgical testing and preparation of the PFS on the Norra Kärr property.
	As at August 31, 2014			As at August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	9,889,283	9,982,080	23,045	7,179,904	7,202,949
Olserum	143,357	568,594	711,951	124,846	488,336	613,182
Other	15,960	4,758	20,718	49,088	15,860	64,948
Other Properties	112,853	39,051	151,904	2,406	454	2,860

	364,967	10,501,686	10,866,653	199,385	7,684,554	7,883,939

	Rare Earth Element Properties				Other
	Norra Kärr $	Olserum $	Otanmaki $	Other $	Properties $	Total $
Balance at August 31, 2012	5,312,704	316,137	340,766	186,698	2,860	6,159,165
Exploration costs
Consulting	400,543	186,511	-	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	3,698	-	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	119	-	-	-	21,898
Fuel	1,253	668	-	-	-	1,921
Geochemical	385,093	35,306	-	-	-	420,399
Geological	92,398	31,511	-	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	17,791	-	-	-	17,791
Travel	24,257	83	-	-	-	24,340

	1,890,245	275,687	-	1,920	-	2,167,852
Acquisition costs			-
Mining rights	-	21,358	-	33,678	-	55,036

Impairment	-	-	(340,766)	(157,348)	-	(498,114)

Balance at August 31, 2013	7,202,949	613,182	-	64,948	2,860	7,883,939

Exploration costs
Consulting	532,787	72,570	-	-	33,436	638,793
Database	2,424	-	-	-	191	2,615
Exploration site	8,490	1,069	-	-	265	9,824
Geochemical	94,079	3,723	-	-	4,192	101,994
Geological	156,299	-	-	-	-	156,299
Maps	1,442	-	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	-	429,895
Pre-feasibility study	1,364,575	-	-	-	-	1,364,575
Salaries	29,188	-	-	-	-	29,188
Surface rights	76,364	-	-	-	-	76,364
Travel	13,836	2,896	-	-	76	16,808

	2,709,379	80,258	-	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	-	16,353	51,696
Issuance of common shares	52,920	-	-	-	51,500	104,420
Acquisition	-	-	-	-	45,000	45,000

	69,752	18,511	-	-	112,853	201,116
Impairment	-	-	-	(44,230)	(2,406)	(46,636)

Balance at August 31, 2014	9,982,080	711,951	-	20,718	151,904	10,866,653

Cash Flows

During fiscal 2014 cash increased by $534,779.  Operations utilized $2,502,930, investing activities, mainly for exploration activities on exploration and evaluation assets, utilized $2,309,941 and financing activities, mainly from the private placement, generated $5,347,650.

During fiscal 2013 cash decreased by $4,176,548.  Operations utilized $1,912,254, investing activities, mainly for expenditures on exploration and evaluation assets, utilized $2,565,544 and financing activities, from the exercise of share options, generated $301,250.

Liquidity and Capital Resources

We manage our capital structure and make adjustments to it, based on the funds available to us, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of our management to sustain future development of the business.  We define capital that we manage as share capital, cash and cash equivalents and short-term investments.  We will continue to assess new properties and seek to acquire an interest in additional properties if we feel there is sufficient geologic or economic potential and if we have adequate financial resources to do so.  Management reviews our capital management approach on an ongoing basis and believes that this approach, given the relative size of our company, is reasonable.

To date we have not conducted any borrowing outside of our accounts payable and accrued liabilities incurred for operations and exploration activities.  We maintain our cash primarily in Canadian currency in a major Canadian financial institution.  The funds are held in interest-bearing accounts. We are not exposed to significant credit or interest rate risk although cash is held in excess of federally insured levels.

We advance funds to our subsidiary as required to satisfy ongoing levels of operations.  There are no legal or economic restrictions on the ability of our subsidiary to transfer funds to us in the form of cash dividends, loans or advances.

As at August 31, 2014, we had working capital of $5,403,122.  We believe we currently have sufficient financial resources to conduct our anticipated exploration programs and meet our anticipated corporate administration costs for the upcoming twelve month period.  We have prepared a budget of approximately $3,220,000 for the fiscal year ending August 31, 2015, comprising of $2,200,000 for corporate and field general administration and overheads and $1,020,000 for completion of the PFS, exploration, metallurgy and permitting activities on the Norra Kärr (REE) and the Yxsjöberg (tungsten) properties.

We have relied solely on equity financing to raise the requisite financial resources.  While we have been successful in the past, there can be no assurance that we will be successful in raising future financing should the need arise.

We have filed a final short form base shelf prospectus with certain Canadian and United States securities regulatory authorities. The shelf prospectus was declared effective on October 1, 2013.  The shelf prospectus will allow us to offer, from time to time over a 25-month period, up to $25 million of common shares, units and warrants.  In the event the aggregate market value worldwide of our common shares held by non-affiliates of our company is less than US$75 million, United States securities law restricts the issuance of securities during the 12-month period prior to and including the relevant sale to no more than one-third of the aggregate market value worldwide of our common shares held by non-affiliates of our company.  As of the date of this annual report, the market value does not exceed the minimum requirements.

We intend to use any net proceeds received from any offering pursuant to such shelf prospectus to continue to advance our Norra Kärr and Olserum projects as well as for additional exploration at other non-material properties as opportunities arise and for general administrative and corporate purposes, except as otherwise may be disclosed in a prospectus supplement relating to such offering. We expect that the proceeds from any offering under the shelf prospectus will be primarily used for funding of the exploration program for the Norra Kärr project, which will include, but not be limited to, ongoing metallurgical testing, geotechnical and hydrology studies, engineering, permitting and the preparation of a pre-feasibility study. We may also use a portion of the proceeds from an offering for further drilling and metallurgical testing at the Olserum project. We had a positive cash flow for the year ended August 31, 2014.  To the extent we have negative operating cash flows in future financial periods, we may need to deploy a portion of our existing cash reserves or identify additional sources of financing to fund such negative cash flows.

We are not required to offer or sell all or any portion of the securities pursuant to the shelf prospectus in the future and will only do so if we believe market conditions warrant it.

Research and Development / Exploration Expenses

During the fiscal years ended August 31, 2014, 2013 and 2012, we spent $2,828,234, $2,167,852 and $3,736,978, respectively, on mineral exploration costs (exclusive of acquisition costs) which have been capitalized. In addition, during the fiscal years ended August 31, 2014, 2013 and 2012, we spent $82,650, $165,846 and $71, 126, respectively, on general exploration costs which have been expensed. During the fiscal years ended August 31, 2014, 2013 and 2012, we spent $201,116, $55,036 and $135,121, respectively, on mineral acquisition costs.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our obligations and commitments to make future payments for the periods specified as of August 31, 2014:

Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase Obligations	None[1]	None[1]	None	None	None
Long-Term Debt Obligations	None	None	None	None	None
Capital (Finance) Lease Obligations	None	None	None	None	None
Operating Lease Obligations	None	None	None	None	None
Other Long-Term Liabilities Reflected on our Balance Sheet under IFRS.	None	None	None	None	None
Total	None[1]	None[1]	None	None	None

1.  We entered into a Letter Agreement with Tumi dated October 7, 2013 (the "Letter Agreement"), pursuant to which we agreed to purchase certain exploration licenses and the associated technical information from Tumi in exchange for (a) a total of 100,000 of our common shares, and (b) $45,000.  With respect to the 100,000 shares to be issued to Tumi under the terms of the Letter Agreement, the shares are to be issued in two phases: (a) 50,000 shares on closing, and (b) 50,000 shares in the event of commencement of commercial production from any of the properties.  As of the date of this annual report, we have issued 50,000 shares to Tumi in connection with the closing of the transaction which occurred on November 12, 2013.  We do not know if, or when, the remaining 50,000 shares will be issued.  Based on the closing price of our common shares on the TSXV on November 14, 2014, which was $0.60, the remaining 50,000 shares have a value of $30,000. See "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions."

Item 6. Directors, Senior Management and Employees.

 Name, Occupation and Residence

The following table sets forth the name, municipality, province or state of residence, position held with us, the date of appointment, and principal occupation within the immediately preceding five years for our directors and executive officers.  Each director serves until the next annual general meeting or until his/her successor is duly elected, unless his/her office is vacated in accordance with our articles (the "Articles").  Our officers hold their offices until the next annual general meeting when they are re-appointed by the board of directors immediately after the annual general meeting.
Name, Position, Municipality of Residence and Age(1)	Principal Occupation or Employment during the Past 5 years(1)	Director/Officer Since(2)
MARK SAXON President, Chief Executive Officer & Director Victoria, Australia Age: 44
Professional Geologist. President and CEO of Tasman. Founding director of Flinders Resources Limited and Mawson Resources Limited ("Mawson").  Mr. Saxon is a Fellow of the Australasian Institute of Mining and Metallurgy and a member the Australian Institute of Geoscientists.
Since October 22, 2009
NICK DEMARE Chief Financial Officer & Director British Columbia, Canada Age: 60

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
Since October 22, 2009
DAVID HENSTRIDGE(3)(4)(5)(6) Non-Executive Chairman & Director Victoria, Australia Age: 66

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
Since October 22, 2009
MICHAEL HUDSON Director Victoria, Australia Age: 45

Professional Geologist.  President CEO, Chairman and a founding director of Mawson and founding director of Flinders. He is a Fellow of the Australasian Institute of Mining and Metallurgy and Member of both the Society for Economic Geologists and Australian Institute of Geoscientists.
Since October 22, 2009
ROBERT G. ATKINSON(3)(4)(5)(6) Director British Columbia, Canada Age: 74	Self-employed businessman, Vice Chairman of Atlantic Gold Corp. (formerly, Spur Ventures Inc.).	Since October 22, 2009

Name, Position, Municipality of Residence and Age(1)	Principal Occupation or Employment during the Past 5 years(1)	Director/Officer Since(2)
GILLYEARD (GIL) LEATHLEY(3)(4)(5)(6) Director British Columbia, Canada Age: 77	Qualified Mine Surveyor and Industrial Engineer, Chief Operation Officer of Sunward Resources Ltd. since 2011. Previously, independent mining consultant from January 2000 to November 2010.	Since September 13, 2011
JAMES POWELL Vice President - Corporate Development Ontario, Canada Age: 40

President of Albis Capital Corp. since February 2012. Partner of Terre Partners from July 2011 to January 2012. Equity Research Analyst for Laurentian Bank Securities from April 2010 to July 2011; Northern Securities from November 2007 to March 2010; and GMP Securities from June 2004 to November 2007.
Since July 15, 2011
MARIANA BERMUDEZ Corporate Secretary British Columbia, Canada Age: 39	Employed by Mawson since April 2013. Previously, employed by Tumi since January 2004. Corporate Secretary of Tinka, Mawson, Tasman, Flinders and Kola Mining Corp.	Since October 22, 2009

(1)	The information as to country of residence and principal occupation, not being within our knowledge, has been furnished by the respective director or officer individually.
(2)	We were formed on October 22, 2009 through the Amalgamation.
(3)	Denotes member of the Audit Committee.
(4)	Denotes member of the Compensation Committee.
(5)	Denotes member of the Nominating Committee.
(6)	Denotes member of the Corporate Governance Committee

There are no family relationships between any of our directors or executive officers.  To the best of our knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of our officers or directors was selected as an officer or director of Tasman.
On September 23, 2011, we adopted a Code of Business Conduct and Ethics and Compensation Committee, Corporate Governance Committee and Nominating Committee Charters.  The charters were last reviewed on October 27, 2014.
As of October 31, 2014, our directors and officers beneficially owned, directly or indirectly, or had control of or direction over an aggregate of 12,880,667 of our common shares, representing approximately 19% of the issued and outstanding common shares as of October 31, 2014.
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
Nick DeMare is a former independent director of Andean American Mining Corp. ("Andean American").  On August 2, 2007, the BCSC issued Andean American a cease trade order for deficiencies in Andean American's continuous disclosure material related to its resource properties and for deficiencies in a previously filed technical report.  On October 22, 2007, Andean American filed an amended NI 43‑101 report and issued a clarifying news release.  The BCSC revoked the cease trade order and the shares resumed trading on October 24, 2007.
On August 13, 2009, Andean American was issued a cease trade order by the British Columbia Securities Commission for Andean American's failure of filing its annual financial statements and the accompanying management's discussion and analysis for the year ended March 31, 2009.  Andean American filed such documents on August 14, 2009, and the cease trade order was revoked and the shares resumed trading on August 17, 2009.
Nick DeMare is director and officer of Salazar Resources Limited ("Salazar").  On September 10, 2010, the BCSC issued Salazar a cease trade order for deficiencies in a previously filed technical report.  On October 12, 2010, Salazar filed a new NI 43‑101 report.  The BCSC revoked the cease trade order and the shares resumed trading on October 18, 2010.
Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises, a director who has such a conflict will be required to disclose the conflict in accordance with applicable corporate law and to abstain from voting for or against the approval of such participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with applicable corporate law, our directors are required to act honestly and in good faith with a view to our best interests. See "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions."

Compensation

During fiscal 2014, our directors and officers, as a group, had received or charged us a total of $480,320 for services rendered by the directors and officers or companies owned by the individuals; this includes $58,300 to Chase for its staff and $4,020 paid to Chase for rent. During fiscal 2014, we did not grant any stock options to our directors and officers. See also "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions."

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all annual and long term compensation for services in all capacities provided to us for the financial years ended August 31, 2014, 2013 and 2012 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and Chief Financial Officer), as at August 31, 2014, whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of Tasman, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "Named Executive Officers"):

Name and principal position	Year(1)	Salary ($)(2)	Option-based awards ($)(3)	All other compensation ($)	Total compensation ($)(2)
Mark Saxon President & CEO	2014 2013 2012	163,500 162,000 162,000	Nil Nil 432,000	Nil Nil Nil	163,500 162,000 594,000
Nick DeMare CFO	2014 2013 2012	36,000 30,000 30,000	Nil Nil 302,000	62,320(4) 53,125(4) 52,800(4)	98,320 83,125 384,800
James Powell(5) Vice‑President of Corporate Development	2014 2013 2012	Nil Nil Nil	Nil 51,250(3) 196,735	95,500(6) 126,000(6) 151,009(7)	95,500 177,250 349,744
NOTES:

1.	Financial years ended August 31.
2.	All amounts shown were paid in Canadian currency, our reporting currency.
3.
Figures represent the grant date fair value of the options.  We used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies.  Key assumptions used for fiscal 2013: Risk-free interest rate - 1.10%; estimated volatility - 98%; expected life - 3 years; estimated dividend yield - 0%; estimated forfeiture rate - 0%.

4.	Billed by Chase, a private company owned by Mr. DeMare, for administrative, accounting and management services provided and office rent.
5.	Mr. Powell was appointed as Vice-President of Corporate Development on July 15, 2011.
6.	Billed by Albis Capital corp. ("Albis"), a private company owned by Mr. Powell, for professional services provided.
7.	Of this amount, $73,009 was paid to 7531577 Canada Inc., a company of which by Mr. Powell is a former partner and $78,000 was paid to Albis.

Incentive Plan Awards
Outstanding Option-Based Awards
The following table sets forth for the NEOs, the incentive stock options (option-based awards), pursuant to our stock option plan, outstanding as at August 31, 2014.

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Mark Saxon	300,000	2.70	January 9, 2015	-
Nick DeMare	200,000(2)	2.13	January 9, 2015	-
James Powell	60,000 125,000 185,000	2.13 0.66	January 9, 2015 April 12, 2016	- - -

NOTES:
1.	This amount is calculated as the difference between the market value of the securities underlying the options on August 31, 2014, being the last trading day of the Corporation's shares for the financial year, August 29, 2014 which was $1.03, and the exercise price of the option.
2.                   Includes 50,000 options granted to Chase.

Incentive Plan Awards – Value Vested or Earning During The Year
The following table sets forth for the NEOs, the value vested during the financial year ended on August 31, 2014 for options awarded under our stock option plan, as the value earned under non-equity incentive plans for the same period.
Name	Option-based awards – Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mark Saxon	Nil	N/A
Nick DeMare	Nil	N/A
James Powell	Nil	N/A

Termination and Change of Control Benefits
Effective October 1, 2010, we entered into a Management Agreement with Sierra Peru Pty Ltd. pursuant to which we have retained the services of Mr. Mark Saxon as our President and CEO.  The monthly compensation payable under the Management Agreement was increased from $13,000 per month to $13,500 per month by the board of directors effective November 18, 2010, retroactive to October 1, 2010. The monthly fees payable under the Management Agreement were further increased from $13,500 to $15,000 by the board of directors on August 11, 2014, with an effective date of August 1, 2014, as reflected in a letter agreement dated September 8, 2014.  The

Management Agreement shall continue until the agreement is terminated in accordance with the terms of the Management Agreement. In addition, we have agreed to reimburse certain expenses incurred in connection with our business and to issue Mr. Saxon stock options as approved by the board of directors from time to time.  In the event that Mr. Saxon's services are terminated (i) by us without cause or (ii) in certain circumstances in connection with a change of control of Tasman, then we will be required to pay all accrued and unpaid compensation (and accrued expenses) plus 24 months compensation (which as of August 31, 2014 would be $360,000).  Sierra Peru Pty Ltd. is owned jointly by Mr. Saxon and Mr. Michael Hudson, a director of Tasman.

Director Compensation
Director Compensation Table
The following table sets forth all amounts of compensation provided to the directors for our most recently completed financial year.
Name	Fees Earned ($)	Option-based awards ($)	All other compensation ($)	Total ($)
David Henstridge	39,000	-	-	39,000
Michael Hudson	30,000	-	-	30,000
Robert G. Atkinson	18,000	-	-	18,000
Gillyeard Leathley	36,000	-	-	36,000
Mark Saxon	See note(1)	-	-	-
Nick DeMare	See note(1)	-	-	-

NOTES:

1.	Messrs. Saxon and DeMare are NEOs and their compensation is disclosed in the Summary Compensation Table above. Messrs. Saxon and DeMare do not receive compensation for their services as directors.

Outstanding Option-Based Awards
The following table sets forth for each director, other than those who are also NEOs of Tasman, all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.
Name		Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
David Henstridge	200,000	2.70	January 9, 2015	-
Michael Hudson	200,000	2.70	January 9, 2015	-
Robert G. Atkinson	50,000 50,000 100,000	2.13 1.87	January 9, 2015 May 3, 2015	- -

Name		Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
Gillyeard Leathley	50,000 50,000 100,000	2.13 1.87	January 9, 2015 May 3, 2015	- -

Incentive Plan Awards – Value Vested or Earned During The Year
The following table sets forth, for each director, other than those who are also NEOs of Tasman, the value of all incentive plan awards vested during the year ended August 31, 2014.
Name	Option-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
David Henstridge	Nil	N/A
Michael Hudson	Nil	N/A
Robert G. Atkinson	Nil	N/A
Gillyeard Leathley	Nil	N/A

A description of the significant terms of our stock option plan is found under the heading "Item 6. Directors, Senior Management and Employees – Share Ownership – Stock Option Plan."
Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding compensation plans under which securities of Tasman are authorized for issuance to directors, officers, employees and consultants in effect as of the end of the fiscal year ended August 31, 2014:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted‑Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Securityholders (1)	2,535,000	1.92	4,079,192
Equity Compensation Plans Not Approved By Securityholders	N/A	N/A	N/A
Total	2,535,000	1.92	4,079,192

NOTE:

(1)	We currently have in place a "rolling" stock option plan whereby the maximum number of common shares that may be reserved for issuance pursuant to the stock option plan will not exceed 10% of the issued shares of the Corporation at the time of the stock option grant. See "Item 6. Directors, Senior Management and Employees – Share Ownership – Stock Option Plan" for further particulars of the stock option plan.

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

Interest of Informed Persons in Material Transactions

Other than transactions carried out in the normal course of business of our company or any of our affiliates, none of our directors or executive officers, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of Tasman nor an associate or affiliate of any of the foregoing persons had since September 1, 2013 (the commencement of our last completed financial year) any material interest, direct or indirect, in any transactions which materially affected us or any of our subsidiaries or in any proposed transaction which has or would materially affect us or any of our subsidiaries. See "Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions."

Board Practices

Our Board of Directors (the "Board") is responsible for our corporate governance policies and has separately designated standing Corporate Governance, Compensation, Nominating and Audit Committees.  See "Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee," below, for information on our Audit Committee.

Sections 804 and 805 of the NYSE MKT Company Guide require that the Nominating Committee and the Compensation Committee of a NYSE MKT listed company must be comprised solely of independent directors.

As of the date of this annual report, the Nominating, Corporate Governance and Compensation committees are comprised of three members: Gil Leathley, Robert G. Atkinson, and David Henstridge.  Messrs. Leathley, Atkinson, and Henstridge have previously been determined to be independent under applicable NYSE MKT requirements and Rule 10A-3 under the Exchange Act.  See "Item 6. Directors, Senior Management and Employees – Board Practices – Audit Committee."

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
(b)	reviewing and approving our disclosure of the Corporate Governance Committee Charter and any information regarding the Corporate Governance Committee and its activities, when required, in our annual information form, management information circular and/or annual report.

The Corporate Governance Committee is also responsible for monitoring and making recommendations with respect to the following matters:

(a)	shareholder and investor issues including the adoption of shareholders rights plans and related matters;
(b)	policies regarding management serving on outside boards;
(c)	retirement policy for directors based upon age, health or other considerations;
(d)	our charitable and political donation policies;
(e)	our Code of Business Conduct and Ethics and compliance therewith, including the granting of any waivers from the application of the Code;
(f)	our Stock Trading Policy and compliance therewith, including reviewing systems for ensuring that all directors and officers of our company who are required to file insider reports pursuant to the Stock Trading Policy do so;
(g)	our Corporate Disclosure Policy and compliance therewith;
(h)	the retainer, subject to the Corporate Governance Committee's approval and at the expense of our company, of outside advisors for individual members of the Board in appropriate circumstances and the procedures relating thereto;
(i)	policies regarding director responsibilities;
(j)	policies regarding director access to management; and
(k)	policies regarding management succession.

Compensation Committee

The Compensation Committee is responsible for:

(a)	reviewing our overall compensation philosophy;
(b)	addressing matters related to compensation of the Chief Executive Officer (the "CEO");
(c)	making recommendations to the Board with respect to non-CEO and director compensation, incentive-compensation plans and equity-based plans;
(d)	reviewing executive compensation disclosure before we publicly disclose this information; and
(e)	performing any other duties or responsibilities expressly delegated to the Compensation Committee by the Board from time-to-time relating to our compensation programs.

With respect to compensation of the CEO, the Compensation Committee is responsible for:

(a)	reviewing and approving corporate goals and objectives relevant to CEO compensation;
(b)	evaluating the CEO's performance in light of those corporate goals and objectives; and
(c)	determining or making recommendations to the Board with respect to the CEO's compensation level based on this evaluation.

In determining the long-term incentive component of the compensation of the CEO, the Compensation Committee considers our performance and relative shareholder return, the value of similar incentive compensation given to CEO's at comparable companies and the compensation given to the CEO in past years.

Nominating Committee

With respect to director recruitment in general, the Nominating Committee is responsible for:

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

Audit Committee

Composition and Responsibilities

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE MKT Company Guide. As of August 31, 2014, our Audit Committee was composed of Messrs. Leathley, Henstridge and Atkinson (Chair).

Section 803B(2)(a) of the NYSE MKT Company Guide provides that "[e]ach issuer must have . . . an audit committee of at least three members, each of whom . . . satisfies the independence standards specified in Section 803A and Rule 10A-3 under the Securities Act of 1934."

Messrs. Leathley, Atkinson and Henstridge are considered independent under Section 803A of the NYSE MKT Company Guide and Rule 10A‑3 of the SEC.

All of the members of the Audit Committee are financially literate.

The primary function of the Audit Committee is to assist the board of directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by us to regulatory authorities and shareholders, our systems of internal controls regarding finance and accounting and our auditing, accounting and financial reporting processes. The Audit Committee's primary duties and responsibilities are to:

1.	Serve as an independent and objective party to monitor our financial reporting and internal control system and review our financial statements.
2.	Review and appraise the performance of our external auditors.
3.	Provide an open avenue of communication among our auditors, financial and senior management and the Board of Directors.
4.	Be directly responsible for:

a.	the selection of a firm of external auditors, including the decision to retain any existing external auditors, to be proposed for election as our external auditors;
b.	the oversight of the work of our external auditors (including the resolution of disagreements between our management and the external auditor regarding financial reporting);
c.	subject to grant by the shareholders of authority to do so, if required, fixing the compensation of our external auditors; and
d.	Oversee our accounting and financial reporting processes and the audits of our financial statements.

To fulfill its responsibilities and duties, the Audit Committee shall:

1.    Documents/Reports Review

a.	Review and update the Audit Committee Charter annually.
b.	Review our financial statements, MD&A and any annual and interim earnings, and press releases before we publicly disclose this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.
c.	Review and discuss the audited financial statements with management.
d.	Recommend to the Board of Directors that the annual audited financial statements be included in our regulatory filings based upon the Audit Committee's review and discussion of the financial statements with management and the external auditor, its discussions with the external auditor regarding the matters required to be discussed by auditing standards, and its discussions regarding the external auditors' independence.

2.    External Auditors

a.	Review annually, the performance of the external auditors.
b.	Be directly responsible for:

1.	the selection of a firm of external auditors, including the decision to retain any existing external auditors, to be proposed for election as our external auditors;
2.	the oversight of the work of our external auditors (including the resolution of disagreements between our management and the external auditor regarding financial reporting);
3.	subject to grant by the shareholders of authority to do so, if required, fixing the compensation of our external auditors.

c.	Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.
d.	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any permitted non-audit services and the fees and other compensation related thereto, provided by our external auditors.

e.	Provided the pre-approval of the permitted non-audit services is presented to the Audit Committee's first scheduled meeting following such approval such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.
f.	Ensure the receipt from the external auditors of a formal written statement delineating all relationships between us and our external auditor, consistent with applicable accounting and auditing standards, including Independence Board Standard No. 1, and engage in discussions with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor. If applicable, discuss with the external auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board.
g.	Take, or recommending that the full Board of Directors take, appropriate action to oversee the independence of the external auditor.
h.	Obtain confirmation from the external auditor that they will report directly to the Audit Committee.

3.	Financial Reporting Processes

a.	In consultation with the external auditors, review with management the integrity of our financial reporting process, both internal and external.
b.	Consider the external auditors' judgments about the quality and appropriateness of our accounting principles as applied in our financial reporting.
c.	Consider and approve, if appropriate, changes to our auditing and accounting principles and practices as suggested by the external auditors and management.
d.	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.
e.	Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.
f.	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.
g.	Establish procedures for:

1.	the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; and
2.	the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

h.	Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.
i.	Review certification process.

4.	Other

a.	Review any related-party transactions.

The Audit Committee's Charter sets out all of the Audit Committee's responsibilities and duties and requirements for the composition of the Audit Committee, Audit Committee meetings and the Audit Committee's funding and hiring of advisors.  A copy of the Audit Committee Charter is attached as Exhibit 15.8 to this annual report and incorporated by reference into this annual report.

See "Item 16A. Audit Committee Financial Expert."

Employees

As at August 31, 2014, we had two (five – 2013; seven – 2012) full-time employees and employed nine (eight – 2013; eight – 2012) part-time employees and/or contractors.

Share Ownership

The following table sets forth certain information regarding ownership of our shares by our officers and directors as of October 31, 2014. The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by the directors and officers named below is in each instance based upon information furnished by the person concerned.

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Shares	Mark Saxon	3,031,632(2)	4.56%
Common Shares	Nick DeMare	2,927,809(3)	4.41%
Common Shares	David Henstridge	2,875,812(4)	4.33%
Common Shares	Michael Hudson	2,886,652(5)	4.35%
Common Shares	Robert Atkinson	725,272(6)	1.09%
Common Shares	Gillyeard Leathley	122,000(7)	0.18%
Common Shares	James Powell	231,000(8)	0.35%
Common Shares	Mariana Bermudez	80,500(9)	0.12%

NOTES:

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from October 31, 2014, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 66,141,922 shares of common stock outstanding as of October 31, 2014.

(2)
Includes 285,000 shares held by Mr. Saxon, 2,436,632 shares held by Mr. Saxon's family trusts, vested options held by Mr. Saxon to acquire 300,000 shares at a price of $2.70 per share which expire on January 9, 2015, and 10,000 warrants held by Mr. Saxon to acquire 10,000 shares at a price of $1.50 per share which expire on February 11, 2017.

(3)
Includes 2,703,809 shares held by Mr. DeMare, 24,000 shares owned by DNG Capital Corp. and vested options held by Mr. DeMare to acquire 150,000 shares at a price of $2.13 per share and options held by Chase to acquire 50,000 shares at a price of $2.13 per share, all of which expire on January 9, 2015.

(4)
Includes 2,655,088 shares held by Mr. Henstridge, 20,724 shares held by Mr. Henstridge's spouse, vested options held by Mr. Henstridge to acquire 200,000 shares at a price of $2.70 per share which expire on January 9, 2015.

(5)
Includes 275,000 shares held by Mr. Hudson, 2,411,652 shares held by Mr. Hudson's family trusts and vested options held by Mr. Hudson to acquire 200,000 shares at a price of $2.70 per share which expire on January 9, 2015.

(6)
Includes 575,272 shares held by Mr. Atkinson, vested options held by Mr. Atkinson to acquire 100,000 shares at a price of $1.87 per share as to 50,000 options expiring on May 3, 2015 and at a price of $2.13 per share as to 50,000 which expire on January 9, 2015 and 50,000 warrants to acquire 50,000 shares at a price of $1.50 per share which expire on February 11, 2017.

(7)
Includes 22,000 shares held by Mr. Leathley and vested options held by Mr. Leathley to acquire 100,000 shares at a price of $2.13 per share as to 50,000 options which expire on January 9, 2015 and at a price of $1.87 per share as to 50,000 options that expire on May 3, 2015.

(8)
Includes 23,000 shares held by Mr. Powell, vested options to acquire to acquire 185,000 shares at a price of $2.13 per share as to 60,000 options that expire on January 9, 2015 and at a price of $0.66 as to 125,000 options which expire on April 12, 2016 and 23,000 warrants to acquire 23,000 shares at a price of $1.50 per share expiring on February 11, 2017.

(9)	Includes 5,500 shares held by Ms. Bermudez in retirement accounts and vested options held by Ms. Bermudez to acquire 75,000 shares at a price of $2.13 per share which expire on January 9, 2015.

All of our shareholders have the same voting rights.

Stock Option Plan

In 2009, we adopted a rolling stock option plan (the "Plan"), which makes a total of 10% of our issued and outstanding shares available for issuance thereunder. The Plan was amended and restated, and approved by shareholders, in June 2014 to track certain amendments made to TSXV policy. We further amended the Plan (the "Amendment") on August 18, 2014 (the "Effective Date") in order to permit us to grant options to Eligible Charitable Organizations (as such term is defined under TSXV policy). The Amendment has yet to be considered by shareholders. If the Amendment is not approved by our shareholders by ordinary resolution at either: (i) the next annual meeting of shareholders; or (ii) within 12 months from the Effective Date, whichever is earlier ("Shareholder Approval of the Amendment"), then the Amendment shall terminate and be void and of no further force and effect. If options are granted to Eligible Charitable Organizations under the Amendment prior to obtaining Shareholder Approval of the Amendment, we will restrict such options from being exercised prior to obtaining Shareholder Approval of the Amendment as well as shareholder approval of such grants in accordance with TSXV policy.

In accordance with the policies of the TSXV, a rolling plan, which is the type of plan we have in place, requires the approval of our shareholders on an annual basis. The purpose of the Plan is to provide us with a share related mechanism to enable us to attract and retain qualified directors, officers, employees and consultants, promote a proprietary interest in our company and our affiliates among our employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of our company and our affiliates.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan:

(a)
The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of our issued and outstanding shares. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of our shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV. In any event, the exercise price per share will not be less than $0.10, being the minimum exercise price allowable under the Policies of the TSXV.

(b)
The maximum aggregate number of shares that may be reserved for issuance under options granted to insiders (as a group) pursuant to the Plan may not exceed 10% of our issued and outstanding shares at the date of the grant, unless disinterested shareholder approval is obtained.

(c)
The maximum aggregate number of options granted to insiders (as a group) under the Plan together with any other share compensation arrangement within a 12 month period may not exceed 10% of our issued and outstanding shares at the date of the grant, unless disinterested shareholder approval is obtained.

(d)
The maximum aggregate number of shares that may be reserved for issuance under options pursuant to the Plan together with any other share compensation arrangement to any one person (and companies wholly owned by that person) within a 12 month period shall not exceed 5% of our issued and outstanding shares at the date of the grant, unless disinterested shareholder approval is obtained.

(e)
The maximum aggregate number of shares that may be reserved under the Plan or any other share compensation arrangement for issuance to any one consultant within a 12 month period shall not exceed 2% of our issued and outstanding shares at the date of the grant.

(f)
The maximum aggregate number of shares that may be reserved under the Plan or any other share compensation arrangement for issuance to persons who are conducting investor relations activities within a 12 month period shall not exceed 2% of our issued and outstanding shares at the date of the grant.

(g)
The aggregate number of options granted and outstanding to Eligible Charitable Organizations must not at any time exceed 1% of our issued and outstanding shares as calculated immediately subsequent to the grant of any options to Eligible Charitable Organizations.

(h)
Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.

(i)
All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grants and announces the granting of the option. The Plan provides for the automatic extension of the expiration date of an option by ten business days if such expiry date falls within a blackout period formally imposed by us during which we prohibit optionees from exercising their options pursuant to our internal trading policies as a result of the bona fide existence of undisclosed material information.

(j)
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

The Plan is administered by the Compensation Committee of the Board or such other committee as may be designated from time to time to serve as the committee for the Plan. Other than yearly approval of the Plan by our shareholders as required by the TSXV, and other than as described above or as otherwise required under TSXV policy, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by our employees regularly employed on a full-time or part-time basis, our directors, persons who perform services for us on an ongoing basis or who have provided, or are expected to provide, services of value to us, and Eligible Charitable Organizations.

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

During fiscal 2014, 1,431,500 stock options expired without being exercised.
As of November 14, 2014, a total of 2,560,000 stock options, each option to purchase one common share, granted by us to our directors, officers, employees and consultants were outstanding with exercise prices ranging from $0.60 to $2.70 per common share as set forth below.
Number Outstanding(1)	Exercise Price $	Expiry Date

275,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
435,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000 60,000 85,000	0.66 0.65 0.76	April 12, 2016 September 2, 2016 September 23,2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
135,000	0.60	October 7, 2017

2,560,000

Note:
(1)	Each stock option is exercisable to purchase one Common Share.

As of September 1, 2013, and August 31, 2014, the number of unoptioned shares available for issuance under the Plan was 2,303,598 and 4,079,192, respectively.

There are no assurances that the options described above will be exercised in whole or in part.

Warrants

As of the date of this annual report, there are 4,919,940 warrants outstanding at an exercise price of $1.50 per warrant of which, 3,875,863 expire on February 11, 2017, and 1,044,077 expire on March 31, 2017.  Each warrant is exercisable for one common share.

Finder's Warrants

As of the date of this annual report, there are 15,495 finder's warrants outstanding at an exercise price of $1.50 per warrant which expire on February 11, 2017.   Each finder's warrant is exercisable for one common share.

Compensation Options

As at the date of this annual report, there are 295,907 compensation options issued and outstanding. Each compensation option is exercisable into units consisting of one common share and one non-transferable common share purchase warrant (the "Unit Warrants"). Each Unit Warrant is exercisable at a price of $1.50 per common share for three years from the issuance of the compensation option as follows (assuming exercise of the compensation options): 192,000 Unit Warrants exercisable until February 11, 2017, and 103,907 Unit Warrants exercisable until March 31, 2017. On February 7, 2014 we closed the first tranche of the private placement financing and issued 192,000 of these compensation options. On March 31, 2014, we completed the final tranche of the private placement and issued an additional 103,907 compensation options.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

To the best of our knowledge, as of October 31, 2014, there are no persons who own five percent (5%) or more of our outstanding shares.

United States Shareholders

As of November 17, 2014, there were 16 registered holders of our common shares in the United States, with combined holdings of 1,372,823 shares, representing 2% of our issued shares on such date.  We do not know how many beneficial shareholders we currently have in the United States.

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

Other than as disclosed below, for the period from September 1, 2013, through October 31, 2014, we have not entered into any transactions or loans between us and any:  (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over us, and close members of any such individuals' family; (d) key management personnel and close members of such individuals' families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(a)                Transactions with Key Management Personnel

During fiscal 2014 and 2013 the following amounts were incurred with respect to our executive officers, comprising the President, Mark Saxon, Vice-President of Corporate Development ("VPCD"), James Powell, and Chief Financial Officer ("CFO"), Nick DeMare:

	2014 $	2013 $
Management fees - President	163,500	162,000
Professional fees – VPCD	95,500	126,000
Professional fees – CFO	36,000	30,000

Share-based compensation - VPCD	-	51,250

	295,000	369,250

As at August 31, 2014, $32,000 (2013 - $18,000) of the above amounts remained unpaid.

We have a management agreement with our President.  See "Item 6. Directors, Senior Management and Employees – Termination and Change of Control Benefits."

(b)              Transactions with Other Related Parties

(i)	During fiscal 2014 and 2013 the following amounts were incurred with respect to our current and former non-management directors and/or officers:

	2014 $	2013 $
Professional fees - David Henstridge, director	39,000	48,000
Professional fees - Robert G. Atkinson, director	18,000	18,000
Professional fees - Gil Leathley, director	36,000	30,000
Professional fees - Michael Hudson, director	30,000	30,000
	123,000	126,000

As at August 31, 2014, $20,000 (2013 - $32,500) of the above amounts remained unpaid.

(ii)	In addition, during fiscal 2014 we incurred a total of $58,300 (2013 - $48,650) to Chase for accounting and administration services provided by Chase personnel, excluding the CFO, and $4,020 (2013 - $4,475) for rent. Chase is a private corporation controlled by Nick DeMare, our CFO and a director of Tasman. As at August 31, 2014, $3,335 (2013 - $4,085) remained unpaid.

(c)	During fiscal 2014, we incurred $23,251 (2013 - $25,110) for shared administration costs with Tumi Resources Limited and Mawson Resources Limited, public companies with common directors. Nick DeMare is the CFO and a director of Mawson and Tumi. Michael Hudson is the Chairman, President, CEO and a director of Mawson. Mark Saxon is a director of Mawson. David Henstridge is a director of Mawson and Tumi. As at August 31, 2014, $363 (2013 - $2,640) of the amount remained unpaid.

(d)	During fiscal 2014, we recorded a recovery of $36,844 (2013 - $96,625) for shared office personnel and costs from Mawson and Flinders, public companies with common directors. Nick DeMare is the CFO and a director of Mawson and Flinders. Each of Michael Hudson, Mark Saxon and Robert Atkinson are directors of Flinders. Michael Hudson is also the Chairman, President, CEO and a director of Mawson. Mark Saxon is also a director of Mawson. As at August 31, 2014, $nil (2013 - $9,821) of the amount remained outstanding.

(e)	On October 7, 2013, we entered into a letter agreement with Tumi and acquired a 100% interest in seven exploration licenses located in south-central Sweden by paying $45,000 cash and issuing 50,000 of our common shares at a fair value of $51,500. A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects. Nick DeMare is the CFO and a director of Tumi. David Henstridge is a director of Tumi. See "Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Tungsten Projects."

(f)	During fiscal 2014, we completed a private placement of 4,919,940 units at $1.10 per unit, of which directors and officers purchased a total of 83,000 units as follows; Mr. Saxon - 10,000 units; Mr. Powell - 22,000 units; and Mr. Atkinson - 50,000 units. See "Item 4. Information on the Company – Three Year History – Year Ended August 31, 2014."

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information	Page
Audited Consolidated Financial Statements for the Years Ended August 31, 2014, 2013 and 2012	F-1

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

Legal Proceedings

None.

Item 9.  The Offer and Listing.

Price History

Our common shares are listed on the TSXV and trade under the symbol of "TSM".  We are a Tier 1 issuer on the TSXV.  Our common shares were quoted on the Frankfurt Stock Exchange on April 6, 2010 under the symbol "T61".  On December 2, 2011, our common shares were listed for trading on the NYSE MKT under the symbol "TAS".

The following tables set forth information relating to the trading of the common shares on the TSXV and the NYSE MKT for the periods indicated.

The following tables set forth the market price ranges of our common shares on the TSXV for the periods indicated:

TSX Venture Exchange Stock Trading Activity

	Sales Price ($)
Year Ended	High	Low
August 31, 2014	2.08	0.70
August 31, 2013	1.97	0.51
August 31, 2012	3.99	1.26
August 31, 2011	5.98	1.11
August 31, 2010 (1)	1.50	0.40

(1) From November 3, 2009 to August 31, 2010.

	Sales Price ($)
Quarter Ended	High	Low
Fiscal 2014
August 31,2014	1.33	0.88
May 31, 2014	2.08	1.04
February 28, 2014	1.65	0.80
November 30, 2013	1.13	0.70

Fiscal 2013
August 31, 2013	0.95	0.53
May 31, 2013	1.10	0.51
February 28, 2013	1.24	0.90
November 30, 2012	1.97	0.98

	Sales Price ($)
Month Ended	High	Low
October 31, 2014	0.85	0.61
September 30, 2014	1.05	0.64
August 31, 2014	1.17	1.00
July 31, 2014	1.33	1.03
June 30, 2014	1.20	0.88
May 31, 2014	1.69	1.04

The following tables set forth the market price ranges of our common shares on the NYSE MKT for the periods indicated:

NYSE MKT Stock Trading Activity

	Sales Price (US$)
Year Ended	High	Low
August 31, 2014	1.89	0.66
August 31, 2013	2.04	0.50
August 31, 2012 (1)	2.85	1.24
August 31, 2011	N/A	N/A
August 31, 2010	N/A	N/A

(1) From December 2, 2011 to August 31, 2012.

	Sales Price (US$)
Quarter Ended	High	Low
Fiscal 2014
August 31, 2014	1.24	0.80
May 31, 2013	1.89	0.95
February 28, 2014	1.58	0.81
November 30, 2013	1.09	0.66

Fiscal 2013
August 31, 2013	0.91	0.50
May 31, 2013	1.08	0.50
February 28, 2013	1.40	0.90
November 30, 2012	2.04	0.96

	Sales Price (US$)
Month Ended	High	Low
October 31, 2014	0.75	0.55
September 30, 2014	0.97	0.57
August 31, 2014	1.10	0.87
July 31, 2014	1.24	0.95
June 30, 2014	1.08	0.80
May 31, 2014	1.50	0.95

Registration, Transfer and Par Value

Our common shares, no par value, are registered.  Our transfer agent is Computershare Investor Services Inc. ("Computershare"), 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, and for the purposes of the our listing on the NYSE MKT, Computershare's office at 350 Indiana Street, Suite 750, Golden, CO 80401, was appointed as co-agent.

Item 10.  Additional Information.

Memorandum and Articles of Association

As a result of the Amalgamation, Tasman continued as a company under the BCBCA on October 22, 2009, under incorporation number BC0864416.  See "Item 4. Information on the Company – History and Development of the Company."

The following is a summary of certain provisions of our Articles and the BCBCA, applicable to us:
1.	Director's power to vote on a proposal, arrangement or contract in which the director is materially interested.
Under the BCBCA, subject to certain exceptions, a director or senior officer of our company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to us and which we have entered into or propose to enter into.
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

•	both Tasman and the other party to the contract or transaction are wholly-owned subsidiaries of the same corporation;
•	we are a wholly‑owned subsidiary of the other party to the contract or transaction;
•	the other party to the contract or transaction is a wholly‑owned subsidiary of our company; or
•	the director or senior officer is the sole shareholder of Tasman or of a corporation of which we are a wholly‑owned subsidiary.
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

•	the contract or transaction relates to an indemnity or insurance under the BCBCA;
•	the contract or transaction relates to the remuneration of the director or senior officer, in that person's capacity as director, officer, employee or agent of our company or of one of our affiliates;
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

A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing.  The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with our record office.  A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors' resolution to approve that contract or transaction, but may be counted in the quorum at the directors' meeting at which such vote is taken.
Additionally, all related party transactions are subject to review by the audit committee of the Board.

2.	Directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.
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

The borrowing powers may be varied by amendment to our Articles which requires approval of our shareholders by special resolution, being a resolution passed by at least 2/3 majority of the votes cast on the resolution (a "Special Resolution").
4.	Retirement and non‑retirement of directors under an age limit requirement.
There are no such provisions applicable to us under the Notice of Articles, Articles or the BCBCA.
5.	Number of Common Shares required for a director's qualification.
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

There are no pre‑emptive or conversion rights, and no provisions for redemption, purchase or cancellation, surrender, sinking fund or purchase fund.  In addition, there are no provisions in our Articles discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.
Alienability of Shares
There are no limitations on the alienability of our common shares; however, pursuant to Article 26 of our Articles, if we are not a public company or a pre‑existing reporting company which has the statutory reporting company provisions as part of its Articles or to which the statutory reporting company provisions apply, no share or "transfer restricted security" (as defined below) may be sold, transferred or otherwise disposed of without the consent of our board of directors and the board of directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.  A "transfer restricted security" is defined as:
•	a share of our company;
•	a security of our company convertible into shares of our company;
•
any other security of our company which must be subject to restrictions on transfer in order for us to satisfy the requirement for restrictions on transfer under the "private issuer" exemption of Canadian securities legislation or under any other exemption from prospectus or registration requirements of Canadian securities legislation similar in scope and purpose to the "private issuer" exemption.

For the purposes of Article 26 of our Articles, "security" has the meaning assigned in the Securities Act (British Columbia) (the "BC Securities Act").
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
Ownership of Securities and Change of Control
Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non‑resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of our jurisdiction of incorporation or by our constituent documents.
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
General meetings are required to be held in British Columbia under the BCBCA unless permitted by the Articles to be held elsewhere. Under our Articles, the directors may determine an alternate location by directors' resolution.
We must give shareholders not less than 21 days' notice of any meeting of the shareholders, so long as we are a public company, otherwise, we must provide shareholders with notice at least ten days in advance of a meeting.
The notice of meeting must include the time, date and location and notice of any proposed resolution to be presented for approval at the meeting and must be sent to all shareholders entitled to attend the meeting and to each director.   If special business is to be considered at the meeting, the general nature of the special business is to be described and, if it includes approving, ratifying, adopting or authorizing any document, a statement must be included as to a reasonably accessible location in British Columbia where the document may be available for inspection during statutory business hours one or more days before the date of the meeting.  Under our Articles, a special resolution at a general meeting requires two-thirds of the votes cast on the resolution to pass.
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
Shareholders may requisition a meeting for the purpose of transacting any business that may be transacted at a general meeting.  The shareholder or a group of shareholders are required to hold (on the date of giving the requisition to us) an aggregate of at least 1/20 (5%) of the issued shares carrying the right to vote at general meetings.

The requisition must:

•	state the business to be transacted at the meeting (including the wording of any special resolution or exception resolution) in 1,000 words or less;
•	must be signed by and include the names and mailing addresses of all the requisitioning shareholders;
•	may be made in a single record or may consist of several records, each of which is signed by one or more of the requisitioning shareholders;
•	must be delivered to the delivery address or mailed to the mailing address of our registered office.

If the requisition consists of more than one record, the requisition is deemed to be received by us on the first date by which we received requisition records that comply with the above-listed conditions and by shareholders holding the minimum number of shares to qualify for a requisition.

On receiving a valid requisition, the Board of Directors must, regardless of the memorandum and articles, call a general meeting to be held not more than four months after the date on which we receive the requisition.  The notice and information circular must include the date, time location and the text of the business to be approved.  However, if the Board of Directors have called a general meeting to be held after the date on which the requisition is received by us and a valid notice of that meeting has been sent to the shareholders, the Board of Directors are not required to call a separate general meeting to be held not more than four months after the date of the requisition unless the prescribed conditions set out in Section 167(7) of the BCBCA to not apply.

If the Board of Directors does not call a meeting within 21 days after the date of receiving the requisition, the requisitioning shareholders or any one of them holding more than 1/40 of the issued voting shares may send notice of a general meeting to transact the business stated in the requisition.

A general meeting called by the requisitioning shareholders must be held within four months of the requisition notice and be conducted in the same manner as a general meeting called by the directors.

Unless the shareholders otherwise resolve by an ordinary resolution at the meeting called, we must reimburse the requisitioning shareholders for the expenses reasonably incurred by them requisitioning, calling and holding the meeting.

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

Under our Articles, in addition to the shareholders who are entitled to vote at the meeting, the persons entitled to attend a meeting of shareholders are the directors, the President, if any, the Secretary, if any, the Assistant Secretary, if any, the lawyer for our company, our auditor, any persons invited to be present at the meeting by the directors or by the chair of the meeting and any persons entitled or required to be present under the BCBCA or our Articles, however,  if any of these persons (who are not shareholders) attend the meeting, they are not entitled to be counted in the quorum for the meeting or to vote at the meeting.

Subject to any special rights or restrictions attached to any common shares and to the restrictions imposed on joint shareholders under our Articles:

•	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter shall have one vote;
•
on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy. If a poll is demanded at a meeting of shareholders, the poll must be taken at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs or in the manner, at the time and place that the chair directs.  The demand for a poll may be withdrawn by the person who demanded it.

Subject to the BCBCA, pursuant to our Articles, every motion put to a vote at a meeting of shareholders will be decided by show of hands, unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by any shareholder entitled to vote who is present in person or by proxy.
The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.  A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under our Articles, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution. No motion is required to be seconded unless the chair of the meeting rules otherwise and the chair of the meeting is entitled to propose or second a motion. In the case of an equality of votes, the chair of the meeting does not, either on a show of hands or on a poll have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

Our board of directors is not separated into classes and there are no provisions which provide for cumulative voting in the election of directors.
Differences from Requirements in the United States
Except for our quorum requirements, voting by a show of hands, certain restrictions on the alienability of shares, and the approval of amendments to our Articles there are no significant differences in the law applicable to our company, in the areas outlined above, in British Columbia versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about our company, management and operations.  In addition, most states in the United States provide for shareholder voting by number of shares held rather than by a show of hands.  Generally, securityholders of U.S. companies are not required by law to obtain board approval for a transfer of securities.  Additionally, most states in the United States require amendments to a company's articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares.  In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.
Material Contracts

Other than contracts entered into in the ordinary course of business, the only material contract to which we are a party is the Management Agreement between us and Sierra Peru Pty Ltd. dated October 1, 2010, as amended September 8, 2014, pursuant to which we have retained the services of Mr. Mark Saxon as our President and CEO.  See "Item 6. Directors, Senior Management and Employees – Compensation – Termination and Change of Control Benefits."

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

Generally, a dividend paid by a corporation resident in Canada to a shareholder that is not resident in Canada is subject to a Canadian withholding tax equal to 25% of the gross amount of the dividend.  The rate of such withholding tax may be reduced by an applicable tax treaty between Canada and the country of residence of the shareholder.  If the common shares are considered to be "taxable Canadian property" for purposes of the Income Tax Act (Canada), and are not "treaty‑protected property", any capital gain realized by a non‑resident on the disposition of the common shares may be taxable in Canada and, in some circumstances subject to certain reporting and withholding tax requirements in Canada.

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act.  The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire a control level interest in the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review, the minister responsible for the Investment Canada Act is satisfied or deemed to be satisfied that the investment is likely to be of net benefit to Canada.

An investment in the common shares by a non-Canadian entity other than a "WTO Investor" (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when we were not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of our assets.  An investment in the common shares by a WTO Investor, or by a non-Canadian entity when we were controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets, as determined in accordance with the regulations promulgated under the Investment Canada Act, was not less than a specified amount, which for the year 2014 is $354 million. The Investment Canada Act also contains broad discretionary powers that allow for the review of investments, including non-control level investments, that could be injurious to Canada's national security, even if the forgoing financial thresholds are not exceeded.

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

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of the common shares, remained unchanged.

Taxation

Material U.S. Federal Income Tax Considerations
The following is a general summary of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares but it does not purport to be a complete analysis of all the potential tax consequences relating thereto.
This summary is based on U.S. tax laws, including the Internal Revenue Code of 1986, as amended (the "Code"), Final and Proposed Treasury Regulations promulgated under the Code, rulings, judicial decisions, and administrative pronouncements, all as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect.
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

We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with these statements and conclusions.
Each holder of our common shares that is not a U.S. Holder (as defined below) should consult with its own tax adviser regarding the U.S. federal, state, and local tax consequences of the acquisition, ownership, and disposition of our common shares.
This summary does not discuss all of the aspects of U.S. federal income taxation that may be relevant to a U.S. Holder in light of the U.S. Holder's particular circumstances.  In addition, this summary does not discuss any U.S. state or local income, foreign income, estate, gift, generation-skipping or other tax consequences, nor does it discuss the effect of any tax treaty.
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
Definition of U.S. Holder

As used herein, the term "U.S. Holder" means a beneficial owner of our common shares that is (a) an individual citizen or resident of the United States for U.S. federal income tax purposes; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, if (i) a court within the United States can exercise primary supervision over the administration of the trust and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) a valid election is in effect under applicable Treasury Regulations to treat such trust as a United States person.
Passive Foreign Investment Company Rules

In General.  A foreign corporation is PFIC if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more.  We expect that we will be a PFIC for the fiscal year ending August 31, 2015, and may be a PFIC in subsequent fiscal years.
A U.S. Holder who has owned our common shares during any portion of a taxable year in which we were a PFIC generally must continue to treat the company as a PFIC (and will continue to be subject to the tax rules for excess distributions described below) even if we cease to be a PFIC in a later year.  We will use commercially reasonable efforts to provide information as to our status as a PFIC and the PFIC status of any subsidiary in which we own more than 50% of such subsidiary's total aggregate voting power to U.S. Holders who make a written request for such information.
Taxation of Excess Distributions.  If we are a classified as a PFIC for any taxable year, the so-called "excess distribution" regime will apply to any U.S. Holder that does not make a QEF election or mark-to-market election, as described below.  Under the excess distribution regime, (i) any gain the U.S. Holder realizes on the sale or other disposition of common shares and any "excess distribution" that we make to such holder (generally, any distributions to such holder in respect of our common shares during a single taxable year that are greater than 125% of the average annual distributions received by such holder in the three preceding years or, if shorter, such holder's holding period for such common shares), will be treated as ordinary income that was earned ratably over each day in such holder's holding period for the common shares; (ii) the portion of any excess distributions allocated to the current year or prior years before the first day of the first taxable year beginning after December 31, 1986, in which we became a PFIC would be includible by the U.S. Holder as ordinary income in the current year; (iii) the portion of such gain or distribution that is allocable to prior taxable years during which we were a PFIC will be subject to tax at the highest rate applicable to ordinary income for the relevant taxable year, regardless of the tax rate otherwise applicable to such holder and without reduction for deductions or loss carryforwards; and (iv) the interest charge generally applicable to underpayments of tax will be imposed with respect of the tax attributable to each such year.
Elections with Respect to PFIC Shares.  Certain elections may be available with respect to our common shares (the so-called "QEF," "mark-to-market," and "deemed sale" elections) if we are a PFIC, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.
QEF Election.  If a U.S. Holder makes for any taxable year a timely election to treat a PFIC as a QEF (a "QEF election") with respect to such holder's interest therein, the above-described rules regarding excess distributions generally will not apply.  Instead, the electing U.S. Holder would include annually in its gross income its pro rata share of the PFIC's ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A QEF election is generally timely filed only if it is made for the first taxable year in the U.S. Holder's holding period for our common shares in which we were a PFIC (or a deemed sale election must be made, as described below).  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  A U.S. Holder may make a QEF election only if the U.S. Holder receives certain information (known as a "PFIC annual information statement") from us annually.  We will use commercially reasonable efforts to make available to a U.S. Holder, upon written request, for each fiscal year in which we are a PFIC the information and documentation required for the U.S. Holder to determine their U.S. federal income tax liability with respect to our company if the U.S. Holder has made a QEF election.
Generally, for a U.S. Holder that makes a QEF election for a year that is not the first year in the U.S. Holder's holding period for our common shares in which we were a PFIC, the U.S. Holder must also make a "deemed sale election."  A deemed sale election requires that the U.S. Holder recognize any gain (but not loss) that the U.S. Holder would have realized on a sale of such U.S. Holder's common shares for their fair market value (i) on the first day of the U.S. Holder's tax year with respect to which the accompanying QEF election is made, if we are still a PFIC for such year, or (ii) on the last day of the most recent taxable year in which we were classified as a PFIC, if we are not a PFIC in the subsequent taxable year.  The adjusted tax basis of the U.S. Holder's shares will be increased by the amount of gain recognized by the U.S. Holder on a deemed sale election.
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
If a mark-to-market election is made, the excess distribution regime will not apply to amounts received with respect to the common shares from and after the effective time of the election, and any mark-to-market gains or gains on disposition will be treated as ordinary income.  Mark-to-market losses and losses on disposition will be treated as ordinary losses to the extent of the U.S. Holder's prior net mark-to-market gains.  Losses in excess of prior net mark-to-market gains will generally not be recognized.  The mark-to-market election must be made by the due date (as may be extended) for filing the U.S. Holder's federal income tax return for the first year in which the election is to take effect.  A mark-to-market election applies to all future years of an electing U.S. Holder during which the common shares are regularly traded on a qualifying exchange, unless revoked with the IRS's consent.

U.S. Holders are advised to consult their own financial advisors, legal counsel, or accountants regarding the mark-to-market election before making such election.
Special Rules for Lower-Tier PFICs.  Special adverse rules apply to U.S. Holders of our common shares for any year in which we are a PFIC and own or dispose of shares in another corporation that is also a PFIC (a "lower-tier PFIC").
A U.S. Holder who owned our common shares while we were a PFIC will be taxable under the excess distribution rules described above with respect to any gain that we recognize from a disposition of shares in a lower-tier PFIC, or if the U.S. Holder disposes of all or part of its common shares.  Moreover, a QEF election or mark-to-market election that is made for common shares would not apply to a lower-tier PFIC.  While a separate QEF election may be made for a lower-tier PFIC, we may not be in possession of and thus may not be able to provide the financial information to U.S. Holders that would allow them to make a QEF election for any lower-tier PFIC.
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
Reporting.  U.S. Holders who own common shares during any year in which we are a PFIC must file IRS Form 8621 with their U.S. federal income tax return for each year in which such holder owns common shares and either recognizes gain on a disposition of such common shares, receives certain distributions from us, or makes an election with respect to PFIC status.   In addition, subject to certain rules intended to avoid duplicative filings, U.S. Holders generally must file an annual information return on IRS Form 8621 with respect to each PFIC in which the U.S. Holder holds a direct or indirect interest.  Each U.S. Holder should consult its tax advisor regarding these and any other applicable information or other reporting requirements.
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

Dividends

We do not expect to pay dividends in the immediate or foreseeable future.  However, subject to the discussion above regarding the "Passive Foreign Investment Company Rules":
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

•
If we are not a PFIC in the taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid to a non-corporate U.S. Holder in a taxable year will be taxed to such U.S. Holder at the rates applicable to long-term capital gains as "qualified dividend income" so long as our common shares are readily tradable on an established securities exchange within the United States or we are eligible for benefits under the U.S.-Canada income tax treaty (the "Treaty").  We will be eligible for benefits under the Treaty if the principal class of our shares is primarily and regularly traded on or more recognized stock exchanges.  However, dividend income will not be qualified dividend income (and will be taxed at ordinary income rates) if (i) the U.S. Holder has not held its common shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date; (ii) our common shares are not readily tradable on an established securities market; (iii) the company is a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year; or, (iv) we are not eligible for benefits under the Treaty and our stock is not readily tradable on an established securities exchange within the United States.

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

•
For foreign tax credit limitation purposes, dividends paid by us generally will be income from sources outside the United States.  The use of foreign tax credits is subject to complex conditions and limitations.  In lieu of a credit, a U.S. Holder who itemizes deductions may elect to deduct all of such holder's foreign taxes in the taxable year such foreign taxes are paid or deemed paid.  A deduction does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit, but the deduction for foreign taxes is not subject to the same limitations applicable to foreign tax credits.  U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits.

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

Surtax on Unearned Income

A surtax of 3.8% (the "unearned income Medicare contribution tax") is imposed on the "net investment income" of certain U.S. citizens and resident aliens, and on the undistributed ''net investment income'' of certain estates and trusts, in each case in excess of a certain threshold amount.  Net investment income generally includes interest, dividends, royalties, rents, gross income from a trade or business involving "passive" activities, and net gain from disposition of property (other than property held in a "non-passive" trade or business).  Net investment income is reduced by deductions that are properly allocable to such income.
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
Backup withholding is not an additional tax.  Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld by filing a timely claim for refund with the IRS and furnishing any required information.
Pursuant to Treasury Regulations, we may be required to provide a statement to transferees (including brokers) of our common shares that includes the acquisition date and adjusted basis of the transferred common shares.
Material Canadian Income Tax Considerations
The following is, as of the date of this annual report, a summary of the material Canadian federal income tax considerations generally applicable to an investor (a "Non-Resident Holder") who acquires, holds and disposes of our common shares and who, for the purposes of the Income Tax Act (Canada) and the regulations thereunder in force as of the date hereof (the "Canadian Tax Act"), at all relevant times: (i) will hold the common shares as capital property; (ii) for the purposes of the Canadian Tax Act, has not been and will not be deemed to be resident in Canada at any time while holding the common shares; and (iii) does not use or hold the common shares in carrying on a business in Canada. For purposes of the Canadian Tax Act, all amounts relating to the common shares must be expressed in Canadian dollars, including cost, adjusted cost base, proceeds of disposition, and dividends. Non-Resident Holders may therefore realize additional income or gain by virtue of changes in foreign exchange rates, and are advised to consult with their own advisors in this regard. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an authorized foreign bank (as defined in the Canadian Tax Act).  Such Non-Resident Holders should consult their own tax advisors.
Generally, the common shares will be considered to be capital property to a Non-Resident Holder provided that the Non-Resident Holder does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.
This summary is based on the current provisions of the Canadian Tax Act and counsel's understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") as of the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Canadian Tax Proposals") and assumes that the Canadian Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Canadian Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.
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
Dispositions of Common Shares
A Non-Resident Holder, in general, will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized on the disposition of our common shares provided that: (i) such securities do not constitute, and are not deemed to constitute, "taxable Canadian property" of the Non-Resident Holder for the purposes of the Canadian Tax Act; or (ii) such securities constitute "treaty-protected property" by virtue of an applicable tax treaty.
Provided that the common shares are listed on a designated stock exchange for the purposes of the Canadian Tax Act (which includes the TSXV and the NYSE MKT), the common shares will not constitute taxable Canadian property to a Non-Resident Holder unless at any time during the sixty (60) month period immediately preceding the disposition of the common shares: (i) 25% or more of the issued shares of any class or series of the capital stock of our company were owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length, or by the Non-Resident Holder together with such persons; and (ii) more than 50% of the fair market value of the shares of our company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Canadian Tax Act), timber resource properties (as defined in the Canadian Tax Act) or an option, an interest or right in such property, whether or not such property exists.  Under the Canadian Tax Proposals, the 25% ownership test will apply to shares of our company owned by one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, and partnerships whose members include, either directly or indirectly, the Non-Resident Holder or persons that do not deal at arm's length with the Non-Resident Holder.  In addition, in some circumstances, our common shares may be deemed to be taxable Canadian property to the Non-Resident Holder for purposes of the Canadian Tax Act.
In the case of a Non-Resident Holder who is a resident of the United States and entitled to benefits under the provisions of the Canada-United States Income Tax Convention (1980), as amended, the common shares held by such a Non-Resident Holder will generally constitute "treaty-protected property" for purposes of the Canadian Tax Act unless the value of the common shares is derived principally from real property situated in Canada.  For this purpose "real property" has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.
A Non-Resident Holder whose common shares constitute or are deemed to constitute taxable Canadian property and are not "treaty-protected property" as defined for purposes of the Canadian Tax Act, will generally realize a capital gain (or a capital loss) for purposes of the Canadian Tax Act on a disposition of those common shares equal to the amount by which the Non-Resident Holder's proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of those common shares to the Non-Resident Holder immediately before the disposition.  Generally, one-half of any such capital gain realized by a non-Resident Holder must be included in the Non-Resident Holder's income for the taxation year of disposition.
Non-Resident Holders whose common shares may be taxable Canadian property should consult their own tax advisors.

Dividends
Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder on our common shares will generally be subject to Canadian withholding tax at the rate of 25%, subject to reduction under the provisions of an applicable income tax treaty or convention. In the case of a Non-Resident Holder who is a resident of the United States and entitled to benefits under the provisions of the Canada-United States Income Tax Convention (1980), as amended, the rate of withholding tax on such dividends will generally be reduced to 15%.  This rate is reduced to 5% in the case of a Non-Resident Holder that is the beneficial owner of the dividends and that is a company that owns beneficially at least 10% of the voting stock of our company.
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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

We filed a Form F-3 registration statement and base shelf prospectus with the SEC (File Number: 333-190863) which was declared effective on October 1, 2013.  As of the date of this annual report we have not offered or sold any securities under the registration statement.  See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources."  From October 1, 2013 to August 31, 2014, we incurred legal expenses of $98,771 related to the registration statement and shelf prospectus.

Item 15.   Controls and Procedures.

Disclosure Controls and Procedures

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of our management, including the principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a–15(e) under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that, as of the end the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company, as defined in Rule 13a-15(f) of the Exchange Act.  A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of August 31, 2014.  In making this assessment, management used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).  Based on its assessment, management has concluded that, as of August 31, 2014, our internal control over financial reporting was effective and no material weaknesses in our internal control over financial reporting were discovered.

Attestation Report of the Registered Public Accounting Firm

As an "emerging growth company," we are exempted from the requirement to include an auditor attestation report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during our fiscal year ended August 31, 2014, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.   Audit Committee Financial Expert.

Audit Committee Financial Expert

Our Board has determined that Mr. Atkinson qualifies as an "audit committee financial expert" and was "financially sophisticated" as determined under Section 803(B)(2)(iii) of the NYSE MKT Company Guide.

Mr. Atkinson qualifies as an "audit committee financial expert" and is financially sophisticated, as a result of his education and extensive experience in the investment industry, including being a member of the audit committee of various companies.  Mr. Atkinson is considered to be "independent" as determined under Rule 10A-3 of the Exchange Act and Section 803A of the NYSE MKT Company Guide.

Item 16B.   Code of Ethics.

On September 23, 2011, we adopted a written code of ethics for our directors and officers entitled "Code of Business Conduct and Ethics" (the "Code"). The Code includes, among other things, written standards for our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the SEC for a code of ethics applicable to such officers.  A copy of the Code is attached as Exhibit 11.1 to this annual report.

We have not amended the Code since its adoption on September 23, 2011, and we did not grant any waivers from any provisions of the Code during the fiscal year ended August 31, 2014.

Item 16C.   Principal Accountant Fees and Services.

D&H Group LLP, Chartered Accountants ("D&H"), serve as our independent auditors and have acted as our independent auditor for the fiscal year ended August 31, 2014, and for the fiscal year ended August 31, 2013. The chart below sets forth the total amount billed to us by D&H for services performed with respect to these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2014	$35,000*	-	-	-
August 31, 2013	$45,229	10,582	-	-
* Estimated

"Audit Fees" are the aggregate fees billed by D&H for the audits of our consolidated annual financial statements that are provided in connection with statutory and regulatory filings or engagements.

"Audit-Related Fees" are fees charged by D&H for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees". This category includes, but is not limited to, fees billed for review of our interim financial statements.

"Tax Fees" are fees billed by D&H for tax compliance, tax advice, and tax planning.

"All Other Fees" are fees charged by D&H for products and services other than Audit Fees, Audit-Related Fees and Tax Fees.

To our knowledge, no more than 50% of the hours expended on D&H's engagement to audit our financial statements for the fiscal year ended August 31, 2014, were attributed to work performed by persons other than D&H's full time, permanent employees.

Pre-Approval of Audit and Non-Audit Services Provided by Independent Auditors

The Audit Committee is responsible for the selection of a firm of independent auditors, including the decision to retain any existing independent auditors, to be proposed for election as our independent auditors. The Audit Committee also approves all audit, audit-related services, tax services and other services provided by our independent auditors. All audit and audit-related services and the fees and other compensation related thereto, and any permitted non-audit services and fees and other compensation related thereto must be reviewed and pre-approved by the Audit Committee.  Provided the pre-approval of a permitted non-audit service is presented to the Audit Committee's first scheduled meeting following such approval, such authority may be delegated by the Audit Committee to one or more independent members of the Audit Committee.

In the fiscal year ended August 31, 2014, we did not pay any fees to D&H pursuant to the de minimus exception set forth in paragraph (C)(7)(i)(C) of Rule 2-01 of Regulation S-X which provides a waiver of the pre-approval requirement for services other than audit, review or attest services in certain circumstances.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

None.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.   Change in Registrant's Certifying Accountants.

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

Proxy Delivery Requirement: Under Section 705 of the NYSE MKT Company Guide, the solicitation of proxies and delivery of proxy statements is required for all shareholder meetings and these proxies shall be solicited pursuant to a proxy statement that conforms to the proxy rules of the SEC. Section 705 also provides that in lieu of proxy solicitations, shareholders of NYSE MKT listed companies may take action by written consent in compliance with applicable state and federal laws and rules, including Regulations 14A and 14C adopted by the SEC.  We are a "foreign private issuer" as defined in Rule 3b-4 under the Exchange, and our equity securities are accordingly exempt from the provisions set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. We solicit proxies in accordance with the BCBCA, applicable Canadian securities laws and the rules and policies of the TSXV.

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

To date, Tasman has sought relief from the NYSE MKT with respect to Section 711 of the NYSE MKT Company Guide in connection with a private placement of units in the first calendar quarter of 2014. The NYSE MKT takes the position that Section 711 of the NYSE MKT Company Guide requires shareholder approval of participation by our officers and directors in a private placement transaction when the securities to be issued in the private placement will be sold at a discount to the closing price of our common shares on the date of announcement of the private placement. The closing price for our common shares on the date the private placement of units was announced was less than the offering price for the units. Certain of our officers and directors participated, directly or indirectly, in the private placement. The participation of officers and directors in the private placement did not require approval by our shareholders under the BCBCA, applicable Canadian securities laws or the policies of the TSXV. Additionally, the participation of officers and directors in the private placement was not prohibited by, and does not constitute a breach of, the BCBCA nor applicable Canadian securities laws. Accordingly, we sought and received an exemption from the NYSE MKT from the shareholder approval requirements of Section 711 in connection with the private placement.

Item 16H.   Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.  Financial Statements.

Not Applicable.

Item 18.  Financial Statements.

Page
Audited Consolidated Financial Statements for the Years Ended August 31, 2014, 2013 and 2012	F-1

Item 19.  Exhibits.

Exhibit Number	Description

1.1*	Certificate of Amalgamation
1.2*	Amalgamation Application and Notice of Articles
1.3*	Articles dated October 22, 2009
4.1****	Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd. dated October 1, 2010.
4.2	Letter Agreement dated September 8, 2014, amending Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd.
4.3	Tasman Metals Ltd. Amended and Restated Stock Option Plan dated June 12, 2014
4.4	Tasman Metals Ltd. Amendment to Stock Option Plan dated August 18, 2014
8.1	List of Subsidiaries
11.1**	Code of Business Conduct and Ethics
12.1	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of D&H Group LLP, Chartered Accountants
15.2	Consent of Geoffrey C. Reed, B App Sc
15.3	Consent of Craig F. Horlacher
15.4	Consent of Paul A. Gates
15.5	Consent of Runge Inc. d.b.a. RungePinockMinarco
15.6	Consent of John Litz and J.E. Litz and Associates, LLC
15.7	Consent of ReedLeyton Consulting
15.8***	Audit Committee Charter

* Previously filed as an exhibit to the registrant's Registration Statement on Form 8-A, File No. 001-35307, filed with the Securities and Exchange Commission on September 27, 2011, and incorporated by reference herein.

** Incorporated by reference to Exhibit 99.4 in the Company's Annual Report on Form 40-F filed with the Securities and Exchange Commission on December 28, 2011.

*** Incorporated by reference to Exhibit 99.5 in the Company's Annual Report on Form 40-F filed with the Securities and Exchange Commission on December 28, 2011.

**** Incorporated by reference to Exhibit 4.1 in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASMAN METALS LTD.
Dated: November 26, 2014	/s/ Nick DeMare Nick Demare, Chief Financial Officer

____________________________________________________________________________________________________________________________________________________________________________________

TASMAN METALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
AUGUST 31, 2014, 2013 AND 2012

(Expressed in Canadian Dollars - Unless Otherwise Stated)

____________________________________________________________________________________________________________________________________________________________________________________

Independent Auditor's Report

To the Shareholders of Tasman Metals Ltd.

We have audited the accompanying consolidated financial statements of Tasman Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2014 and August 31, 2013, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended August 31, 2014, August 31, 2013 and August 31, 2012 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

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

Auditor's Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tasman Metals Ltd. as at August 31, 2014 and August 31, 2013, and its financial performance and its cash flows for the years ended August 31, 2014, August 31, 2013 and August 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/D&H Group LLP
Vancouver, B.C.
November 25, 2014                                                                                                                                     Chartered Accountants

D+H Group LLP Chartered Accountants

Understanding, Advising, Guiding

10th Floor, 1333 West Broadway
Vancouver, British Columbia
Canada V6H 4C1

Telephone: 604 731 5881
Facsimile: 604 731 9923
Email: info@dhgroup.ca

www.DHgroup.ca
A B.C. Limited Liability Partnership of Corporations

Member of BHD™ an Association of Independent Accounting Firms Located Across Canada and Internationally

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

	Notes	August 31, 2014 $	August 31, 2013 $
ASSETS

Current assets
Cash		6,136,271	5,601,492
Amounts receivable		4,582	13,444
GST/VAT receivables		117,813	56,240
Prepaids		76,294	69,302

Total current assets		6,334,960	5,740,478

Non-current assets
Investments	5	39,018	24,805
Property, plant and equipment	6	103,075	175,485
Exploration and evaluation assets	7	10,866,653	7,883,939
Bond deposit		31,865	31,646

Total non-current assets		11,040,611	8,115,875

TOTAL ASSETS		17,375,571	13,856,353

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		931,838	645,492

TOTAL LIABILITIES		931,838	645,492

SHAREHOLDERS' EQUITY
Share capital	8	25,910,384	20,299,802
Share-based payments reserve		9,122,790	9,056,102
Deficit		(18,476,032)	(16,034,024)
Accumulated other comprehensive loss		(113,409)	(111,019)

TOTAL SHAREHOLDERS' EQUITY		16,443,733	13,210,861

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		17,375,571	13,856,353

Events after the Reporting Period - Note 14

These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 25, 2014 and are signed on its behalf by:

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
Director                                                                                                                      Director

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

		Year Ended August 31
	Notes	2014 $	2013 $	2012 $ (Note 3)
Expenses
Accounting and administration	9(b)(ii)	124,990	126,793	71,528
Audit		51,072	41,947	72,091
Corporate development		149,280	109,449	178,532
Depreciation	6	54,635	56,229	40,191
General exploration		82,650	165,846	71,126
Insurance		100,765	110,807	96,535
Investor relations		-	10,500	42,000
Legal		246,118	296,790	123,599
Management fees	9(a)	163,500	162,000	162,000
Office		91,905	101,981	212,491
Professional fees	9	475,484	583,023	718,443
Regulatory fees		71,001	69,403	126,355
Rent	9(b)(ii)	47,048	59,414	48,623
Salaries and benefits		304,999	290,616	204,970
Shareholder costs		26,158	35,056	43,381
Share-based compensation	8(d),9(a)	225,200	654,705	3,699,139
Transfer agent		36,752	24,452	42,586
Travel		180,525	194,759	277,123

		2,432,082	3,093,770	6,230,713

Loss before other items		(2,432,082)	(3,093,770)	(6,230,713)

Other items
(Loss) gain on sale of property, plant and equipment		(9,345)	1,921	-
Impairment of exploration and evaluation assets	7(a)	(46,636)	(498,114)	-
Interest and other income		105,160	95,935	151,298
Foreign exchange		(59,105)	12,786	(29,898)

		(9,926)	(387,472)	121,400

Loss before deferred income tax		(2,442,008)	(3,481,242)	(6,109,313)

Deferred income tax	10	-	-	(27,746)

Net loss for the year		(2,442,008)	(3,481,242)	(6,137,059)

Other comprehensive loss, net of deferred income tax		(2,390)	(56,057)	(223,536)

Comprehensive loss for the year		(2,444,398)	(3,537,299)	(6,350,595)

Basic and diluted loss per common share		(0.04)	(0.06)	(0.10)

Weighted average number of common shares outstanding		63,611,873	60,635,585	59,042,266

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

	Year Ended August 31, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $

Balance at September 1, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861

Common shares issued for:
Cash - private placement	4,919,940	5,411,934	-	-	-	5,411,934
Cash - exercise of share options	285,000	351,000	-	-	-	351,000
Exploration and evaluation assets	86,000	104,420	-	-	-	104,420
Share issue costs	-	(643,672)	-	-	-	(643,672)
Share-based compensation on share options	-	-	225,200	-	-	225,200
Share-based compensation on finder's option	-	-	218,316	-	-	218,316
Share-based compensation on finders' warrants			10,072	-	-	10,072
Transfer on exercise of share options		386,900	(386,900)	-	-	-
Unrealized loss on investments	-	-	-	-	(2,390)	(2,390)
Net loss for the year	-	-	-	(2,442,008)	-	(2,442,008)

Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733

	Year Ended August 31, 2013
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $

Balance at September 1, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705

Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Exploration and evaluation assets	30,000	25,500				25,500
Share-based compensation on share options	-	-	654,705	-	-	654,705
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on investment	-	-	-	-	(56,057)	(56,057)
Net loss for the year	-	-	-	(3,481,242)	-	(3,481,242)

Balance at August 31, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	(13,210,861)

	Year Ended August 31, 2012
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Gain (Loss) $	Total Equity $

Balance at September 1, 2011 (Note 3)	58,480,289	18,888,813	5,070,735	(6,415,723)	168,574	17,712,399

Common shares issued for:
Cash - exercise of warrants	983,275	613,675	-	-	-	613,675
Cash - exercise of share options	69,672	6,967	-	-	-	6,967
Exploration and evaluation assets	37,746	95,120	-	-	-	95,120
Share-based compensation on share options	-	-	3,699,139	-	-	3,699,139
Transfer on exercise of agent's warrants	-	203,977	(203,977)	-	-	-
Unrealized loss on investment	-		-	-	(251,282)	(251,282)
Deferred income tax on unrealized loss on investment	-	-	-	-	27,746	27,746
Net loss for the year	-	-	-	(6,137,059)	-	(6,137,059)

Balance at August 31, 2012 (Note 3)	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

	Year Ended August 31
	2014 $	2013 $	2012 $ (Note 3)
Operating activities
Net loss for the year	(2,442,008)	(3,481,242)	(6,137,059)
Adjustments for:
Depreciation	54,635	56,229	40,191
Share-based compensation	225,200	654,705	3,699,139
Loss (gain) on sale of property, plant and equipment	9,345	(1,921)	-
Impairment of exploration and evaluation assets	46,636	498,114	-
Deferred income tax	-	-	27,746

	(2,106,192)	(2,274,115)	(2,369,983)

Changes in non-cash working capital items:
Decrease (increase) in amounts receivable	8,862	31,137	(32,893)
(Increase) decrease in GST/VAT receivables	(61,573)	102,031	(98,498)
(Increase) decrease in prepaids	(6,992)	627	(15,764)
(Decrease) increase in accounts payable and accrued liabilities	(337,035)	228,066	(75,490)

	(396,738)	361,861	(222,645)

Net cash used in operating activities	(2,502,930)	(1,912,254)	(2,592,628)

Investing activities
Proceeds from sale of property, plant and equipment	14,985	25,545	-
Additions to exploration and evaluation assets	(2,301,549)	(2,562,939)	(3,299,991)
Additions to property, plant and equipment	(6,555)	-	(166,875)
Increase in bond deposits	(219)	(28,150)	(204)
Increase in investments	(16,603)	-	-

Net cash used in investing activities	(2,309,941)	(2,565,544)	(3,467,070)

Financing activities
Issuance of common shares	5,762,934	301,250	620,642
Share issue costs	(415,284)	-	-

Net cash provided by financing activities	5,347,650	301,250	620,642

Net change in cash	534,779	(4,176,548)	(5,439,056)

Cash at beginning of year	5,601,492	9,778,040	15,217,096

Cash at end of year	6,136,271	5,601,492	9,778,040

Supplemental cash flow information - see Note 13

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

1.	Nature of Operations

Tasman Metals Ltd. ("Tasman" or the "Company") was incorporated under the laws of the Province of British Columbia on August 27, 2007.  The Company's common shares are listed and traded on the TSX Venture Exchange ("TSXV") under the symbol "TSM" and on the New York Stock Exchange Market ("NYSE MKT"), under the symbol "TAS".  The Company's head office is located at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at August 31, 2014 the Company has not earned any production revenue, nor found proved reserves on any of its mineral interests.

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

As at August 31, 2014 the Company had working capital of $5,403,122.  These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company's ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company's operations are funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned exploration programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that exploration expenditures may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of Preparation

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

Basis of Measurement

The Company's consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain financial assets and financial liabilities to fair value.

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

The Company has one wholly-owned Swedish subsidiary, Tasman Metals AB.

Comparative Figures

Certain figures for the comparative periods have been reclassified to conform with the current period reclassification.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

3.	Change in Accounting Policy

During fiscal 2013 the Company changed its accounting policy with respect to exploration and evaluation expenditures.  In prior years the Company's policy was to expense mineral exploration and development costs as incurred until such time as either mineral reserves are proven or permits to operate the mineral resource property are received and financing to complete the development are obtained.  Effective with the presentation of the fiscal 2013 consolidated financial statements, on a retrospective basis, the Company elected to change this accounting policy to capitalize by property all costs relating to the exploration and evaluation of mineral properties classified as exploration and evaluation assets.

The effects of the change in accounting policy related to the Company's exploration and evaluation assets for fiscal 2012 are as follows:

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

3.	Change in Accounting Policy (continued)

Reconciliation of Statement of Comprehensive Loss

	Year Ended August 31, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
Mineral exploration costs	3,736,978	(3,736,978)	-

Expenses
Accounting and administration	71,528	-	71,528
Audit	72,091	-	72,091
Corporate development	178,532	-	178,532
Depreciation	40,191	-	40,191
General exploration	71,126	-	71,126
Insurance	96,535	-	96,535
Investor relations	42,000	-	42,000
Legal	123,599	-	123,599
Management fees	162,000	-	162,000
Office	212,491	-	212,491
Professional fees	718,443	-	718,443
Regulatory fees	126,355	-	126,355
Rent	48,623	-	48,623
Salaries and benefits	204,970	-	204,970
Shareholder costs	43,381	-	43,381
Share-based compensation	3,699,139	-	3,699,139
Transfer agent	42,586	-	42,586
Travel	277,123	-	277,123

	6,230,713	-	6,230,713

Loss before other items	(9,967,691)	3,736,978	(6,230,713)

Other items
Interest income	151,298	-	151,298
Foreign exchange	(29,898)	-	(29,898)

	121,400	-	121,400

Loss before deferred income tax	(9,846,291)	3,736,978	(6,109,313)

Deferred income tax	(27,746)	-	(27,746)

Net loss for the year	(9,874,037)	3,736,978	(6,137,059)

Other comprehensive loss, net of deferred income tax	(223,536)	-	(223,536)

Comprehensive loss for the year	(10,097,573)	3,736,978	(6,350,595)

Basic and diluted loss per common share	(0.17)		(0.10)

Weighted average number of common shares outstanding	59,042,266		59,042,266

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

3.	Change in Accounting Policy (continued)

Reconciliation of Statement of Cash Flows

	Year Ended August 31, 2012
	As previously reported $	Effect of change in accounting policy $	As restated $
Operating activities
Net loss for the year	(9,874,037)	3,736,978	(6,137,059)
Adjustments for:
Depreciation	40,191	-	40,191
Share-based compensation	3,699,139	-	3,699,139
Deferred income tax	27,746	-	27,746

	(6,106,961)	3,736,978	(2,369,983)
Changes in non-cash working capital items:
Increase in amounts receivable	(131,391)	-	(131,391)
Increase in prepaids	(15,764)	-	(15,764)
Increase (decrease) in accounts payable and accrued liabilities	401,498	(476,988)	(75,490)

	254,343	(476,988)	(222,645)

Net cash used in operating activities	(5,852,618)	3,259,990	(2,592,628)

Investing activities
Additions to property, plant and equipment	(166,875)	-	(166,875)
Additions to exploration and evaluation assets	(40,001)	(3,259,990)	(3,299,991)
Additions to bond deposits	(204)	-	(204)

Net cash used in investing activities	(207,080)	(3,259,990)	(3,467,070)

Financing activity
Issuance of common shares	620,642	-	620,642

Net cash provided by financing activity	620,642	-	620,642

Net change in cash	(5,439,056)	-	(5,439,056)

Cash at beginning of year	15,217,096	-	15,217,096

Cash at end of year	9,778,040	-	9,778,040

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

4.	Summary of Significant Accounting Policies (continued)

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

Management has determined impairment indicators were present in respect of certain exploration and evaluation assets and as a result an impairment test was performed.  See also Note 7.

Management has determined that there were no triggering events present as defined in IFRS 6 with the other properties as at August 31, 2014 and as such, no impairment test was performed.

(iv)	Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year:

(i)	Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made.

(ii)	The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets. As a result of this assessment, management has carried out an impairment test on certain exploration and evaluation assets and an impairment charge of $46,636 was made in fiscal 2014. See also Note 7.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

4.	Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  The Company is not exposed to significant credit or interest rate risk although cash is held in excess of federally insured limits with a major financial institution.  As at August 31, 2014 and 2013 the Company did not have any cash equivalents.

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

Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company's title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

4.	Summary of Significant Accounting Policies (continued)

From time to time, the Company will acquire or dispose of interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as exploration and evaluation assets costs or recoveries when the payments are made or received.

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

Impairment of Assets

At each financial position reporting date, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset's recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

4.	Summary of Significant Accounting Policies (continued)

Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2014 and 2013 the Company does not have any decommissioning obligations.

Financial Instruments

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables or at fair value through profit or loss ("FVTPL").

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

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2014 and 2013 the Company has not classified any financial liabilities as FVTPL.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

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

Deferred Tax

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax relating to items recognized directly in equity or other comprehensive income ("OCI") is recognized in equity or OCI and not in the statement of comprehensive loss.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

4.	Summary of Significant Accounting Policies (continued)

Loss Per Share

Basic loss per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on loss per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share.

Foreign Currency Translation

Functional and Presentation Currency

The financial statements of each of the Company's subsidiaries are prepared in the local currency of their home jurisdictions.  Consolidation of each subsidiary includes re-measurement from the local currency to the subsidiary's functional currency.  Each subsidiary's functional currency, being the currency of the primary economic environment in which the subsidiary operates, is the Canadian dollar.  The consolidated financial statements are presented in Canadian dollars.

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

Adoption of Accounting Standards and Interpretations

The Company has adopted the following new accounting standards and interpretations effective September 1, 2013. These changes were made in accordance with the applicable transitional provisions and had no impact on the financial statements.

(i)	IFRS 10 Consolidated Financial Statements. IFRS 10 defines a single concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

(ii)	IFRS 11 Joint Arrangements. IFRS 11 focuses on the rights and obligations of an arrangement rather than its legal form, as is currently the case. The standard distinguishes between joint operations, where the joint operator accounts for the assets, liabilities, revenues, and expenses relating to its involvement, and joint ventures, which must be accounted for using the equity method.

(iii)	IFRS 12 Disclosure of Interests in Other Entities. IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint operations, joint ventures, associates and unconsolidated structured entities.

(iv)	IFRS 13 Fair Value Measurement. IFRS 13 is a new standard that applies to both financial and non-financial items measured at fair value. It defines fair value, sets out a single framework for measuring fair value and requires disclosures about fair value measurements. Previously, a variety of fair value techniques and disclosures were possible under the requirements of separate applicable IFRSs.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

4.	Summary of Significant Accounting Policies (continued)

Accounting Standards and Interpretations Issued but Not Yet Adopted

As at the date of these financial statements, the following standards have not been applied in these financial statements:

(i)	IFRS 9 Financial Instruments; tentatively effective for annual periods beginning on or after January 1, 2018. IFRS 9 replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 prohibits reclassifications except in rare circumstances when the entity's business model changes. The new standard removes the requirement to separate embedded derivatives from financial asset hosts. It requires a hybrid contract to be classified in its entirety at either amortized cost or fair value.

(ii)	IFRS 15 Revenue from Contracts with Customers; is effective for annual periods beginning on or after January 1, 2017. IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations. The new standard will apply to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.

Management is currently assessing the impact of these new standards on the Company's accounting policies and financial statement presentation.

5.	Investments
	August 31, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $
Hannans Reward Limited ("Hannans")	2,647,059	135,824	(108,977)	26,847
Thomson Resources Ltd. ("Thomson")	600,000	16,603	(4,432)	12,171

		152,427	(113,409)	39,018

	August 31, 2013
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans	2,647,059	135,824	(111,019)	24,805

(a)	The Company had received common shares of Hannans, a public company listed on the Australian Stock Exchange, from the option of certain of its iron ore properties, as described in Note 7(b)(i). As at August 31, 2014 the quoted market value of the Hannans shares was $26,847.

(b)	During fiscal 2014 the Company received 600,000 common shares of Thomson, at a fair value of $16,603, on the sale of exploration data which had been generated by the Company. Thomson is a public company listed on the Australian Stock Exchange. As at August 31, 2014 the quoted market value of the Thomson shares was $12,171.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

6.            Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $
Balance at August 31, 2012	18,032	19,767	98,081	166,689	302,569
Disposal	-	-	-	(32,214)	(32,214)
Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Addition	-	-	6,555	-	6,555
Disposal	-	-	-	(44,168)	(44,168)

Balance at August 31, 2014	18,032	19,767	104,636	90,307	232,742
Accumulated Depreciation:

Balance at August 31, 2012	(5,035)	(3,201)	(13,822)	(25,173)	(47,231)
Depreciation	(3,507)	(3,842)	(20,265)	(28,615)	(56,229)
Disposal	-	-	-	8,590	8,590

Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)
Depreciation	(3,500)	(3,833)	(20,888)	(26,414)	(54,635)
Disposal	-	-	-	19,838	19,838

Balance at August 31, 2014	(12,042)	(10,876)	(54,975)	(51,774)	(129,667)
Carrying Value:

Balance at August 31, 2013	9,490	12,724	63,994	89,277	175,485

Balance at August 31, 2014	5,990	8,891	49,661	38,533	103,075

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

7.	Exploration and Evaluation Assets

	August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	9,889,283	9,982,080
Olserum	143,357	568,594	711,951
Other	15,960	4,758	20,718

Other Properties	112,853	39,051	151,904

	364,967	10,501,686	10,866,653

	August 31, 2013
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	23,045	7,179,904	7,202,949
Olserum	124,846	488,336	613,182
Other	49,088	15,860	64,948

Other Properties	2,406	454	2,860

	199,385	7,684,554	7,883,939

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

7.            Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties				Other
	Norra Kärr $	Olserum $	Otanmaki $	Other $	Properties $	Total $

Balance at August 31, 2012	5,312,704	316,137	340,766	186,698	2,860	6,159,165

Exploration costs
Consulting	400,543	186,511	-	-	-	587,054
Core cutting	13,837	-	-	-	-	13,837
Database	3,707	3,698	-	-	-	7,405
Drilling	74,950	-	-	-	-	74,950
Exploration site	21,779	119	-	-	-	21,898
Fuel	1,253	668	-	-	-	1,921
Geochemical	385,093	35,306	-	-	-	420,399
Geological	92,398	31,511	-	-	-	123,909
Maps	-	-	-	1,920	-	1,920
Metallurgical consulting	21,152	-	-	-	-	21,152
Metallurgical testing	692,637	-	-	-	-	692,637
Preliminary economic assessment	27,559	-	-	-	-	27,559
Pre-feasibility study	117,594	-	-	-	-	117,594
Salaries	13,486	-	-	-	-	13,486
Sample preparation	-	17,791	-	-	-	17,791
Travel	24,257	83	-	-	-	24,340

	1,890,245	275,687	-	1,920	-	2,167,852
Acquisition costs			-
Mining rights	-	21,358	-	33,678	-	55,036

Impairment	-	-	(340,766)	(157,348)	-	(498,114)

Balance at August 31, 2013	7,202,949	613,182	-	64,948	2,860	7,883,939

Exploration costs
Consulting	532,787	72,570	-	-	33,436	638,793
Database	2,424	-	-	-	191	2,615
Exploration site	8,490	1,069	-	-	265	9,824
Geochemical	94,079	3,723	-	-	4,192	101,994
Geological	156,299	-	-	-	-	156,299
Maps	1,442	-	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	-	429,895
Pre-feasibility study	1,364,575	-	-	-	-	1,364,575
Salaries	29,188	-	-	-	-	29,188
Surface rights	76,364	-	-	-	-	76,364
Travel	13,836	2,896	-	-	76	16,808

	2,709,379	80,258	-	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	-	16,353	51,696
Issuance of common shares	52,920	-	-	-	51,500	104,420
Acquisition	-	-	-	-	45,000	45,000

	69,752	18,511	-	-	112,853	201,116

Impairment	-	-	-	(44,230)	(2,406)	(46,636)

Balance at August 31, 2014	9,982,080	711,951	-	20,718	151,904	10,866,653

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

7.            Exploration and Evaluation Assets (continued)

(a)	Rare Earth Element Properties

Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

During fiscal 2014 the Company issued 36,000 common shares at a fair value of $52,920 to acquire certain surface access rights to the Norra Kärr property.

Olserum

During fiscal 2012 the Company acquired a 100 % interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for total consideration of 37,746 common shares of the Company issued at a fair value of $95,120.  The Company subsequently staked a further five claims surrounding the Olserum property.

Otanmaki

During fiscal 2013 the Company determined to record an impairment charge of $340,766 on the Otanmaki property, comprising 24 staked exploration claims, located in central western Finland.

Other

On June 7, 2012 the Company entered into a purchase and sale agreement with Magnus Minerals Oy ("Magnus"), a Finnish private company at arms-length to the Company, whereby the Company agreed to acquire 25 mineral exploration licenses (the "Magnus Licenses") located in central Finland for total consideration of 60,000 common shares of the Company.  On May 27, 2013 the Company issued an initial 30,000 common shares to Magnus with a fair value of $25,500.  The Company subsequently determined to record an impairment charge of $81,628 on the Magnus Licenses.

During fiscal 2014 the Company relinquished certain exploration claims and recorded an impairment charge of $44,230 (2013 - $75,720) to exploration and evaluation assets.

As at August 31, 2014 the Company has 10 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans subsequently earned a 75% interest in the Sautusvaara, Vieto, Harrejaure and Lauukujarvi exploration claims (the "Iron Ore Claims") in Sweden.  Hannans may earn a further 15% interest in the Iron Ore Claims by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including minimum expenditures of AUS $100,000 per annum.  Hannans has met its annual expenditure commitment as at August 31, 2014.

(ii)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Tumi Resources Ltd. ("Tumi") and acquired a 100% interest in seven exploration licenses (the "Tungsten Projects") located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Tumi has two common directors.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

7.            Exploration and Evaluation Assets (continued)

(iii)	Other

During fiscal 2014 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $2,406 to exploration and evaluation assets.

8.	Share Capital

(a)                  Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Reconciliation of Changes in Share Capital

(i)	In February 2014 the Company completed the first tranche of a private placement of 3,875,863 units at a price of $1.10 per unit for gross proceeds of $4,263,449. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before February 11, 2017. The Company paid a finders' fee of $168,735 cash and issued finders' warrants which entitles the holder to purchase 15,495 common shares at a price of $1.50 per share on or before February 11, 2017. The fair value of the finders' warrants, estimated using the Black-Scholes option pricing model, is $10,072. The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%. The Company also issued 192,000 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement. The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $124,800. The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

In March 2014 the Company completed the final tranche of its private placement and issued 1,044,077 units as a price of $1.10 per unit for gross proceeds of $1,148,485.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before March 31, 2017.  The Company paid a finder's fee of $80,009 cash and issued 103,907 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $93,516.  The assumptions used were: a risk-free interest rate of 1.26%; an estimated volatility of 87%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $166,540 for legal and filing fees associated with this private placement.

Directors and officers of the Company purchased 83,000 units of this private placement.

See also Notes 7(a) and 7(b)(ii).

(ii)	No equity financings were conducted by the Company during fiscal 2013 and 2012. See also Note 7(a).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

8.	Share Capital (continued)

(c)	Compensation Options

A summary of the Company's compensation options at August 31, 2014, 2013 and 2012 and the changes for the years ended on those dates is presented below:

	2014		2013		2012
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	-	-	-	-	-	-
Issued on private placement	295,907	1.10	-	-	-	-

Balance, end of year	295,907	1.10	-	-	-	-

The following table summarizes information about the compensation options outstanding and exercisable at August 31, 2014:

Number Outstanding	Exercise Price $	Expiry Date
192,000	1.10	February 11, 2017
103,907	1.10	March 31, 2017

295,907

(d)	Warrants

A summary of the number of common shares reserved pursuant to the Company's warrants outstanding at August 31, 2014, 2013 and 2012, and the changes for the years ended on those dates is as follows:

	2014		2013		2012
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	2,090,667	1.85	2,177,607	1.85	3,160,882	1.47
Issued on private placement	4,935,435	1.50	-	-	-	-
Exercised	-	-	-	-	(983,275)	0.62
Expired	(2,090,667)	1.85	(86,940)	1.85	-	-

Balance, end of year	4,935,435	1.50	2,090,667	1.85	2,177,607	1.85

The following table summarizes information about the number of common shares reserved pursuant to the Company's warrants outstanding and exercisable at August 31, 2014:

Number Outstanding	Exercise Price $	Expiry Date
3,891,358	1.50	February 11, 2017
1,044,077	1.50	March 31, 2017

4,935,435

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

8.	Share Capital (continued)

(e)                 Share Option Plan

The Company has established a rolling share option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company.  The minimum exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.  Options granted may be subject to vesting provisions as determined by the Board of Directors and have a maximum term of ten years.

During fiscal 2014 the Company granted 360,000 (2013 - 230,000;  2012 - 2,270,000) share options and recorded compensation expense of $225,200 (2013 - $154,000;  2012 - $3,307,750).  In addition, the Company recorded $nil (2013 - $9,475;  2012 - $391,389) compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during fiscal 2014, 2013 and 2012 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2014	2013	2012
Risk-free interest rate	1.26% - 1.46%	1.09% - 1.26%	0.97% - 1.21%
Estimated volatility	87% - 96%	86% - 130%	105% - 145%
Expected life	3 years	2 years - 3 years	2 years - 3 years
Expected dividend yield	0%	0%	0%
Estimated forfeiture rate	0%	0%	0%

The weighted average fair value of all share options granted and/or vested during fiscal 2014 was $0.63 (2013 - $0.56;  2012 - $1.44) per option.

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

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company's share options.

A summary of the Company's share options at August 31, 2014, 2013 and 2012 and the changes for the years ended on those dates is presented below:

	2014		2013		2012
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Balance, beginning of year	3,781,500	2.01	5,181,500	2.09	3,041,172	1.98
Granted	360,000	0.96	230,000	0.96	2,270,000	2.35
Exercised	(285,000)	1.23	(1,250,000)	0.24	(69,672)	0.10
Expired	(1,321,500)	2.07	(380,000)	2.32	(60,000)	2.96

Balance, end of year	2,535,000	1.92	3,781,500	2.01	5,181,500	2.09

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

8.            Share Capital (continued)
The following table summarizes information about the share options outstanding and exercisable at August 31, 2014:

Number Outstanding	Exercise Price $	Expiry Date
100,000	3.37	September 13, 2014
275,000	1.40	December 6, 2014
250,000	1.40	January 9, 2015
445,000	2.13	January 9, 2015
700,000	2.70	January 9, 2015
50,000	1.40	February 27, 2015
200,000	1.87	May 3, 2015
50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
125,000	0.66	April 12, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017

2,535,000

See also Note 14.

(f)            Escrow Shares

As at August 31, 2014, 91,745 (2013 - nil) common shares are held in escrow.

9.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During fiscal 2014, 2013 and 2012 the following amounts were incurred with respect to the Company's executive officers, comprising the President, Vice-President of Corporate Development ("VPCD") and Chief Financial Officer ("CFO"):

	2014 $	2013 $	2012 $
Management fees	163,500	162,000	162,000
Professional fees	131,500	156,000	181,009
Share-based compensation	-	51,250	930,736

	295,000	369,250	1,273,745

As at August 31, 2014, $32,000 (2013 - $18,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

9.	Related Party Disclosures (continued)

The Company has a management agreement with the President which provides that, in the event the President's services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $15,000 per month, is payable.  If the termination had occurred on August 31, 2014 the amount payable under the agreement would be $360,000.

(b)            Transactions with Other Related Parties

(i)	During fiscal 2014, 2013 and 2012 the following amounts were incurred with respect to the Company's non-management directors of the Company:

	2014 $	2013 $	2012 $
Professional fees	123,000	126,000	121,750
Share-based compensation	-	-	1,534,250

	123,000	126,000	1,656,000

As at August 31, 2014, $20,000 (2013 - $32,500) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

(ii)	During fiscal 2014 the Company incurred a total of $58,300 (2013 - $48,650; 2012 - $48,000) to Chase Management Ltd. ("Chase") for accounting and administration services provided by Chase personnel, excluding the CFO and $4,020 (2013 - $4,475; 2012 - $4,800) for rent. Chase is a private corporation owned by the CFO of the Company. As at August 31, 2014, $3,335 (2013 - $4,085) remained unpaid and has been included in accounts payable and accrued liabilities.

(c)	During fiscal 2014 the Company incurred $23,251 (2013 - $25,110; 2012 - $7,068) for shared administration costs with public companies with common directors and officers. As at August 31, 2014, $363 (2013 - $2,640) of the amount remained unpaid and has been included in accounts payable and accrued liabilities.

(d)	During fiscal 2014 the Company recorded a recovery of $36,844 (2013 - $96,625; 2012 - $36,441) for shared office personnel and costs from public companies with common directors and officers. As at August 31, 2014, $nil (2013 - $9,821) of the amount remained outstanding and has been included in amounts receivable.

(e)	See also Notes 7(b)(ii) and 8(b)(i).

10.            Income Tax

Deferred income tax assets and liabilities of the Company as at August 31, 2014 and 2013 are as follows:

	2014 $	2013 $

Deferred income tax assets
Losses carried forward	3,054,300	2,533,700
Other	114,800	65,700

	3,169,100	2,599,400
Valuation allowance	(3,169,100)	(2,599,400)

Net deferred income tax asset	-	-

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

10.                Income Tax (continued)

The recovery of income taxes shown in the consolidated statements of comprehensive loss for fiscal 2014, 2013 and 2012 differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2014 $	2013 $	2012 $
Income tax rate reconciliation

Combined federal and provincial income tax rate	26.0%	25.0%	25.5%

Expected income tax recovery	634,900	870,300	1,557,900
Effect of income tax rate changes	75,400	(24,900)	(46,600)
Foreign income tax rate differences	(34,000)	16,100	6,400
Non-deductible share-based compensation	(58,500)	(163,700)	(943,300)
Other	45,400	23,600	27,400
Unrecognized benefit of income tax losses	(663,200)	(721,400)	(629,546)

Actual income tax (expense) recovery	-	-	(27,746)

As at August 31, 2014, the Company has non-capital losses of approximately $8,864,400 and accumulated pools of approximately $385,000 for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2024 through 2034.  The Company's subsidiary in Sweden has losses for income tax purposes of approximately $3,406,800 (SEK 21,892,000) which may be carried forward indefinitely.

11.                Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company's total assets are segmented geographically as follows:

	August 31, 2014
	Canada $	Scandinavia $	Total $
Current assets	5,945,775	389,185	6,334,960
Investments	39,018	-	39,018
Property, plant and equipment	-	103,075	103,075
Exploration and evaluation assets	-	10,866,653	10,866,653
Bond deposit	-	31,865	31,865

	5,984,793	11,390,778	17,375,571

	August 31, 2013
	Canada $	Scandinavia $	Total $
Current assets	5,518,107	222,371	5,740,478
Investment	24,805	-	24,805
Property, plant and equipment	-	175,485	175,485
Exploration and evaluation assets	-	7,883,939	7,883,939
Bond deposit	-	31,646	31,646

	5,542,912	8,313,441	13,856,353

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

12.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following four categories:  FVTPL; held-to-maturity investments; loans and receivables; and available-for-sale.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company's financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2014 $	August 31, 2013 $
Cash	FVTPL	6,136,271	5,601,492
Investments	Available-for-sale	39,018	24,805
Amounts receivable	Loans and receivables	4,582	13,444
Accounts payable and accrued liabilities	Other liabilities	(931,838)	(645,492)

The Company's financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

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

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company's cash and investments under the fair value hierarchy are measured using Level 1 inputs.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit Risk

Credit risk is the risk of loss associated with a counterparty's inability to fulfill its payment obligations.  The Company's credit risk is primarily attributable to cash and amounts receivable.  Management believes that the credit risk concentration with respect to financial instruments included in cash and amounts receivable is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due.  The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations.  All of the Company's financial liabilities are classified as current and are anticipated to mature within the next fiscal period.  The following table is based on the contractual maturity dates of financial assets and the earliest date on which the Company can be required to settle financial liabilities.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

12.	Financial Instruments and Risk Management (continued)

	Contractual Maturity Analysis at August 31, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	6,136,271	-	-	-	6,136,271
Investments	-	-	39,018	-	39,018
Amounts receivable	4,582	-	-	-	4,582
Accounts payable and accrued liabilities	(931,838)	-	-	-	(931,838)

	Contractual Maturity Analysis at August 31, 2013
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $
Cash	5,601,492	-	-	-	5,601,492
Investment	-	-	24,805	-	24,805
Amounts receivable	13,444	-	-	-	13,444
Accounts payable and accrued liabilities	(645,492)	-	-	-	(645,492)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.  These fluctuations may be significant.

(a)	Interest Rate Risk

The Company is exposed to interest rate risk to the extent that the cash bears floating rates of interest.  The interest rate risk on cash and on the Company's obligations are not considered significant.

(b)	Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors ("SEK").  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At August 31, 2014, 1 Canadian Dollar was equal to 6.43 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent
Cash	1,604,158	249,480
Amounts receivable	16,349	2,543
VAT receivable	681,610	106,005
Accounts payable and accrued liabilities	(3,096,716)	(481,604)

	(794,599)	(123,576)

Based on the net exposures as of August 31, 2014 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company's net loss to be approximately $11,000 higher (or lower).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2014, 2013 AND 2012
(Expressed in Canadian Dollars - Unless Otherwise Stated)
_____________________________________________________________________________________________________________________________________

12.	Financial Instruments and Risk Management (continued)

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties.  The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.  The Company defines capital that it manages as share capital, cash and cash equivalents and short-term investments.  The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.  Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

13.            Supplemental Cash Flow Information

Non-cash activities were conducted by the Company as follows:

	2014 $	2013 $	2012 $
Operating activity
Increase in accounts payable and accrued liabilities	734,818	111,437	476,988

Financing activities
Issuance of common shares	104,420	190,000	299,097
Share issue costs	(228,388)	-	-
Share-based payments reserve	228,388	(164,500)	(203,977)

	104,420	25,500	95,120
Investing activities
Additions to exploration and evaluation assets	(839,238)	(136,937)	(572,108)

14.            Events after the Reporting Period

Subsequent to August 31, 2014:

(i)	the Company granted share options to consultants to purchase 135,000 common shares of the Company at an exercise price of $0.60 per share, expiring October 7, 2017; and

(ii)	share options to purchase 100,000 common shares of the Company at $3.37 per share and 10,000 common shares at $2.13 per share expired without exercise.

Exhibit Number	Description

1.1*	Certificate of Amalgamation
1.2*	Amalgamation Application and Notice of Articles
1.3*	Articles dated October 22, 2009
4.1****	Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd. dated October 1, 2010.
4.2	Letter Agreement dated September 8, 2014, amending Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd.
4.3	Tasman Metals Ltd. Amended and Restated Stock Option Plan dated June 12, 2014
4.4	Tasman Metals Ltd. Amendment to Stock Option Plan dated August 18, 2014
8.1	List of Subsidiaries
11.1**	Code of Business Conduct and Ethics
12.1	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of D&H Group LLP, Chartered Accountants
15.2	Consent of Geoffrey C. Reed, B App Sc
15.3	Consent of Craig F. Horlacher
15.4	Consent of Paul A. Gates
15.5	Consent of Runge Inc. d.b.a. RungePinockMinarco
15.6	Consent of John Litz and J.E. Litz and Associates, LLC
15.7	Consent of ReedLeyton Consulting
15.8***	Audit Committee Charter

* Previously filed as an exhibit to the registrant's Registration Statement on Form 8-A, File No. 001-35307, filed with the Securities and Exchange Commission on September 27, 2011, and incorporated by reference herein.

** Incorporated by reference to Exhibit 99.4 in the Company's Annual Report on Form 40-F filed with the Securities and Exchange Commission on December 28, 2011.

*** Incorporated by reference to Exhibit 99.5 in the Company's Annual Report on Form 40-F filed with the Securities and Exchange Commission on December 28, 2011.

**** Incorporated by reference to Exhibit 4.1 in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on November 27, 2014.