Form 20-F
period 2015-08-31
TASMAN METALS LTD.
filed 2015-11-30
CIK 1474547

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2015
or
☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _____________   to   _____________
or
☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
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

Nick DeMare, Chief Financial Officer, (604) 685-9316 (t), (604) 683-1585 (f), ndemare@chasemgt.com,
#1305 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 66,141,922 shares of common stock outstanding as of August 31, 2015.

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
☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
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

Proven (Measured) Reserve
The term “Proven (Measured) Reserve” refers to reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well-defined that size, shape, depth and mineral content of reserves are well-established.

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

Additional Definitions

alumina - a white solid, aluminum oxide, that occurs in bauxite and is found in crystalline form as the main constituent of corundum, sapphire, and other minerals.

anorthosite - is a phaneritic, intrusive igneous rock characterized by a predominance of plagioclase feldspar (90–100%), and a minimal mafic component (0–10%). Pyroxene, ilmenite, magnetite, and olivine are the mafic minerals most commonly present.

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

chromite / chromitite - a brownish-black mineral that consists of a mixed oxide of chromium and iron and is the principal ore of chromium.

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

Cr203 - chromium (III) oxide, the industry standard method of analysis and reporting of chromium.

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

heavy rare earth oxides (“HREO”) - includes the oxides: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.

holmium (“Ho”) - is a malleable, soft, lustrous metal with a silvery colour, belonging to the lantanides series of the periodic chart of elements. It is slowly attacked by oxygen and water and dissolves in acids. It is stable in dry air at room temperature.  Holmium alloys are used as a magnetic flux concentrator to create the strongest artificially-generated magnetic fields. It is also used in nuclear reactors for nuclear control rods. Holmium oxide is used as yellow gas colouring.

host rock - the rock in which a mineral or an ore body may be contained.

Ilmenomagnetite - an uncommon mineral comprised of iron, titanium and oxygen.

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

magnesium - the chemical element of atomic number 12, a silver-white metal of the alkaline earth series. It is used to make strong lightweight alloys, especially for the aerospace industry, and is also used in flashbulbs and pyrotechnics because it burns with a brilliant white flame.

magnetite - a gray-black magnetic mineral that consists of an oxide of iron and is an important form of iron ore.

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

ppm - parts per million.

platinum group elements or PGE - is a group of six elements: platinum (Pt), palladium (Pd), rhodium (Rh), iridium (Ir), osmium (Os), and ruthenium, (Ru) that each of which is among the rarest and most precious of metals.

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

pyroxene - are a group of important rock-forming inosilicate minerals found in many igneous and metamorphic rocks.

pyroxenite - a dark, greenish, granular intrusive igneous rock consisting chiefly of pyroxenes and olivine.

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

Rh or rhenium - is a chemical element with symbol Re and atomic number 75. It is a silvery-white, heavy, third-row transition metal in group 7 of the periodic table. With an estimated average concentration of 1 part per billion (ppb), rhenium is one of the rarest elements in the Earth's crust.

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

scandium - a chemical element with symbol “Sc” and atomic number 21. A silvery-white metallic d-block element, it has historically been sometimes classified as a rare earth element, together with yttrium and the lanthanoids. It was discovered in 1879 by spectral analysis of the minerals euxenite and gadolinite from Scandinavia.

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

sulphide - a binary compound of sulfur with another element or group.

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

thulium (“Tm”) - is a bright, soft, malleable, silvery-gray metal.  It is a rare earth metal and is one of the least abundant.  The metal tarnishes slowly in dry air to form the oxide and reacts with water to form the hydroxide and hydrogen gas.  Tm3+ ions emit a strong blue luminescence when excited.  When present in compounds, thulium exists usually in the trivalent state, Tm3+. It forms compounds – mostly green in color – with oxygen and the halogens.  Radioactive isotope 170Tm is produced by bombarding thulium in a nuclear reactor. It has a half-life of 128 days and is used as a portable source of x-rays. Thulium is used to dope yttrium aluminum garnets (YAG) used in lasers.  Thulium is also used in alloys with other rare earth metals. Thulium is used in euro banknotes for its blue fluorescence under UV light to defeat counterfeiters.

titanium - the chemical element of atomic number 22, a hard silver-gray metal of the transition series, used in strong, light, corrosion-resistant alloys.

total rare earth oxide (“TREO”) - refers to the sum total of REEs present in a deposit.

tungsten (“W”) - the chemical element of atomic number 74, a hard steel-gray metal of the transition series. It has a very high melting point (3410°C) and is used to make electric light filaments.

vanadium - the chemical element of atomic number 23, a hard gray metal of the transition series, used to make alloy steels.

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

Forward Looking Statements

This annual report, including any documents incorporated by reference herein, contains forward looking statements and forward looking information (collectively, “forward looking statements”) within the meaning of Canadian and United States securities laws relating to us that are based on the beliefs and estimates of our management as well as assumptions made by and information currently available to us.  Such forward looking statements include, but are not limited to, statements concerning:

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

•	risks related to the ability to maintain the listing of our common shares on the TSX Venture Exchange (the “TSXV”) and the NYSE MKT Exchange (the “NYSE MKT”);
•	increased competition in the exploration industry; and
•	our lack of cash flow, history of losses and expectation of future losses.

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

To date, we have not generated any cash flow from operations to fund ongoing operational requirements and cash commitments.  We have financed our operations principally through the sale of our equity securities.  We believe we currently have adequate resources to maintain our core operations and planned work programs on our existing exploration and evaluation assets for the next twelve months from the date of this annual report; however, we recognize that work programs may change with ongoing results and, as a result, we may be required to obtain additional financing. We will continue to rely on the sale of our equity securities to provide funds for our activities; however, there is no assurance that we will be able to do so.

	For the Fiscal Years Ended August 31,
	2015 $	2014 $	2013 $	2012 $	2011 $
Operations:
Revenues	Nil	Nil	Nil	Nil	Nil
Expenses	(1,477,151)	(2,432,082)	(3,093,770)	(6,230,713)	(6,142,350)
Other items	58,011	(9,926)	(387,472)	121,400	753,180
Net loss before deferred income tax	(1,419,140)	(2,442,008)	(3,481,242)	(6,109,313)	(5,389,170)
Deferred income tax	Nil	Nil	Nil	(27,746)	27,746
Net loss	(1,419,140)	(2,442,008)	(3,481,242)	(6,137,059)	(5,361,424)
Other comprehensive loss	(4,128)	(2,390)	(56,057)	(223,536)	176,496
Comprehensive loss	(1,423,268)	(2,444,398)	(3,537,299)	(6,360,595)	(5,184,928)
Basic and diluted loss per share	(0.02)	(0.04)	(0.06)	(0.10)	(0.10)
Dividends per share	Nil	Nil	Nil	Nil	Nil

Balance Sheet:
Working capital	2,478,303	5,403,122	5,094,986	9,267,844	14,961,243
Total assets	15,340,805	17,375,571	13,856,353	16,549,682	18,093,878
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil
Total Shareholder’s Equity	15,071,765	16,443,733	13,210,861	15,766,705	17,712,399
Share Capital	25,910,384	25,910,384	20,299,802	19,808,552	18,888,813
Weighted Average Number of Shares Outstanding	66,141,922	63,611,873	60,635,585	59,042,266	54,884,348

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended August 31, 2015, 2014, 2013, 2012 and 2011, calculated by using the average of the exchange rates on the last day of each month during the period:

Period	Average

September 1, 2014 – August 31, 2015	0.8203
September 1, 2013 – August 31, 2014	0.9276
September 1, 2012 – August 31, 2013	0.9846
September 1, 2011 – August 31, 2012	0.9929
September 1, 2010 – August 31, 2011	1.0145

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
October 2015	0.7751	0.7552
September 2015	0.7607	0.7455
August 2015	0.7708	0.7518

Month	High	Low
July 2015	0.7962	0.7658
June 2015	0.8193	0.7970
May 2015	0.8368	0.8011

The noon rate of exchange on November 20, 2015, reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$1.334 (US$0.7498= CDN$1.00).

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

Our interests in unproved mineral claims are without a known mineral reserve and the proposed programs are an exploratory search for mineral resources and mineral reserves.  We are presently carrying out exploration with the objective of establishing mineral reserves on our Norra Kärr property demonstrating economic viability.  If our exploration programs are successful, additional funds will be required for the development of mineral reserves on our Norra Kärr property demonstrating economic viability and to place the properties into commercial production.  The only sources of future funds presently available to us are from the sale of equity capital, the exercise of warrants and options or the offering by us of an interest in our mineral claims to another party or parties.  If we are unable to secure additional funding, we may lose our interest in one or more of our mineral claims and/or may be required to cease operations.

Our management team lacks technical training and/or experience in starting and operating mines.

The officers and directors of our company have experience as officers and/or directors of public companies engaged in mineral exploration activities. Our management are involved in exploration activity supervision and direction, although we use contract engineering firms to directly conduct exploration activities. However, our management lacks technical training and experience with starting or operating a mine. As a result, their decisions and choices may not take into account standard engineering or managerial approaches that other mining companies commonly use, which could materially adversely affect our business, results of operations, and financial condition if we mature beyond the exploration stage. Consequently, our activities, earnings, and ultimate financial success could be negatively impacted due to management’s lack of experience in the mining industry, which could ultimately negatively impact the value of our investment in our properties.

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

As of August 31, 2015, we held $2,607,710 in cash and had working capital of $2,478,303. We have prepared a budget of approximately $1,500,000 for the fiscal year ending August 31, 2016, comprising of $850,000 for exploration, metallurgy and permitting activities on the Norra Kärr (REE), Olserum and other properties and $650,000 for ongoing corporate and field general administration and overhead. We will need to raise additional capital to fund further exploration activities.  We may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to us.  In the event we are unable to raise adequate finances to fund our proposed activities, we may have to abandon one or more of our projects.  Any further additional equity financing we undertake may cause dilution to our shareholders.

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

We have incurred net losses every year since our inception on August 29, 2007, and as of August 31, 2015, had an accumulated deficit of $19,895,172.  We incurred a net loss of $1,419,140 for the year ended August 31, 2015, and $2,442,008 for the year ended August 31, 2014.  We currently have no commercial production and have never recorded any revenues from mining operations.  We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund continuing operations.

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

Obtaining or renewing the necessary governmental permits is a time-consuming process involving numerous regulatory agencies and involving public hearings and costly undertakings on our part. The duration and success of our efforts to obtain and renew permits are contingent upon many variables not within our control including the interpretation of applicable requirements implemented by the permitting authority. We may not be able to obtain or renew permits that are necessary to our operations, or the cost to obtain or renew permits may exceed what we believe we can ultimately recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development, or impede the operation of, a mine.

We have a small staff and rely upon outside consultants to provide services to our company which may limit our ability to conduct exploration activities.

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

There are no mineral reserves with demonstrated economic viability on our mineral properties.  Development of our properties will only follow upon obtaining satisfactory exploration results.  The long-term profitability of our operations will be, in part, directly related to the cost and success of our exploration programs, which may be affected by a number of factors.

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

See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”

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

All of our directors are also directors, officers and/or shareholders of other companies.  Some of the directors and officers are engaged, and will continue to be engaged, in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with us. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that we may enter into a transaction on terms which could place us in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).  Our directors are required by law to act honestly and in good faith with a view to our best interests and to disclose any interest which they many have in any of our projects or opportunities. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  See “Item 6. Directors, Senior Management and Employees – Conflicts of Interest” for information concerning potential conflicts of interest of our directors and officers.

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

We prepare our financial reports in accordance with accounting policies and methods prescribed by international financial reporting standards.  In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining our financial condition.  Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended August 31, 2015.  If management’s estimates or assumptions are incorrect, our financial statements may not accurately reflect our financial position.

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

As of August 31, 2015, we had 66,141,922 common shares issued and outstanding.  In addition, as of August 31, 2015, 525,000 common shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders.  As of August 31, 2015, we may issue stock options to purchase an additional 6,089,192 common shares under our existing stock option plan, subject to receipt of necessary approvals from the TSXV and the NYSE MKT.  See “Item 6.  Directors, Senior Management and Employees – Share Ownership – Stock Option Plan.”  In addition, as of August 31, 2015, there were 4,919,940 outstanding share purchase warrants to purchase our common shares at an exercise price of $1.50 per share, 295,907 compensation options at a subscription price of $1.10 per share and 15,495 finder’s warrants at an exercise price of $1.50 per share, all of which may be exercised in the future resulting in additional dilution to our shareholders.  See “Item 6.  Directors, Senior Management and Employees – Share Ownership – Warrants,” “Item 6.  Directors, Senior Management and Employees – Share Ownership – Finder’s Warrants,” and “See “Item 6.  Directors, Senior Management and Employees – Share Ownership – Compensation Options.” As of November 20, 2015, our senior officers and directors beneficially owned, as a group, 11,497,677 common shares (17.37%), including warrants to acquire an additional 60,000 common shares.  Our senior officers and directors do not currently hold stock options.

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

We expect that we will be a “passive foreign investment company” (a “PFIC”) for the fiscal year ending August 31, 2016, and may be a PFIC in subsequent fiscal years, which could have adverse U.S. federal income tax consequences for U.S. shareholders.

Holders of our common shares that are U.S. taxpayers (referred to as a U.S. shareholder) should be aware that based on current business plans and financial expectations, we expect that we will be a PFIC for the fiscal year ending August 31, 2016, and may be a PFIC in subsequent fiscal years.  We will use commercially reasonable efforts to provide information as to our status as a PFIC and the PFIC status of any subsidiary in which we own more than 50% of such subsidiary’s total aggregate voting power to U.S. shareholders who make a written request for such information.

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

See the “Cautionary Note Regarding Reserve and Resource Disclosure” above.

Item 4.   Information on the Company.

History and Development of the Company

Pursuant to an amalgamation agreement dated June 30, 2009, (the “Amalgamation Agreement”) on October 22, 2009, Tasman Metals Ltd. (“PrivateCo”), a private company, amalgamated with Ausex Capital Corp. (“Ausex”) and Lumex Capital Corp. (“Lumex”), both TSXV listed companies, in accordance with the provisions of the BCBCA, to form our company under the name “Tasman Metals Ltd.” (the “Amalgamation”).  Accordingly, we are a corporation formed under the BCBCA and domiciled in British Columbia, Canada.

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

Business Overview

Lumex completed its initial public offering on June 7, 2007.  Ausex completed its initial public offering on January 25, 2008.  Prior to the completion of the Amalgamation, Ausex was a Capital Pool Company as such term is defined in TSXV Policy 2.4 – Capital Pool Companies (“CPC”) with no tangible assets, Lumex was a CPC with no tangible assets and PrivateCo was a private company, at arm’s length to Ausex and Lumex, with its material assets in Sweden.  The Amalgamation of PrivateCo, Ausex and Lumex served as the “qualifying transaction” for both Ausex and Lumex under the policies of the TSXV (the “Qualifying Transaction”) and formed our company under the name “Tasman Metals Ltd.”

We are a junior resource company engaged in the acquisition and exploration of unproven REE properties and also hold interests in tungsten and chromite properties in Scandinavia and are considered an exploration stage company.  As of the date of this annual report, we have not earned any production revenue, nor found proven reserves on any of our mineral interests.

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

Exploration Expenditures

During fiscal 2015, we incurred $95,158 for mineral property acquisition costs and $1,521,361 for exploration costs, allocated $1,493,960 to the Norra Kärr property, $37,654 to the Olserum property and $84,905 to other properties.  During fiscal 2014, we incurred $201,116 for mineral property acquisition costs and $2,828,234 for exploration costs, allocated $2,779,131 to the Norra Kärr property, $98,769 to the Olserum property and $151,450 to other properties. During fiscal 2013, we incurred $55,036 for mineral property acquisition costs and $2,167,852 for exploration costs, allocated $1,890,245 to the Norra Kärr property, $297,045 to the Olserum property and $35,598 to other properties.

We also conduct exploration activities of a general nature. These costs are not capitalized and are reflected as expenses. During fiscal 2015 we incurred $15,507, during fiscal 2014 we incurred $82,650 and during fiscal 2013 we incurred $165,846.

Dispositions and Impairments

During fiscal 2015, we recorded an impairment charge of $7,154 for the relinquishment of certain REE exploration claims in Sweden.

During fiscal 2014, we recorded an impairment charge of $46,636 for the relinquishment of certain REE exploration claims in Sweden.

During fiscal 2013, we recorded an impairment charge of $340,766 for the impairment of the Otanmaki property, $81,628 for impairment of the Magnus Licences (as defined below) and a further $75,720 for the impairment of a number of exploration claims in Finland, Norway and Sweden.

2016 Budget

We have prepared a budget of approximately $1,500,000 for the fiscal year ending August 31, 2016, comprising of $650,000 for corporate and field general administration and overheads and $850,000 for exploration, metallurgy and permitting activities on the Norra Kärr (REE), Olserum and other properties.

Takeover Offers

There have been no public takeover offers by any third-parties in respect of our shares or by us in respect of any other company during the fiscal year ended August 31, 2015, or during the current fiscal year.

Three Year History

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

On August 28, 2013, we announced the filing of a Preliminary Base Shelf Prospectus and Form F-3 Registration Statement under which we could issue, from time to time, any combination of common shares, warrants to purchase common shares or units, up to an aggregate initial offering price of $25,000,000 during the 25-month period of the Preliminary Base Shelf Prospectus.  The Company did not sell any securities under the prospectus which expired on November 1, 2015.

See also “Item 4. Information on the Company – Property, Plant and Equipment.”

Year ended August 31, 2014

On October 10, 2013, we announced the acquisition of six tungsten projects (Yxsjöberg, Gussarvet, Wigstrom, Sandudden, Gustavsberg and Gensgruvan) which are secured by seven exploration claims totaling 3,680.4 hectares in size, in the Bergslagen district of south-central Sweden. We acquired the tungsten projects from Kingsmen Resources Limited, formerly Tumi Resources Limited (“Kingsmen”), a company with common officers and directors.  See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

On February 11, 2014, we announced the first tranche private placement financing closing under which we issued 3,875,863 units at a price of $1.10 per unit (the "Unit") for gross proceeds of $4,263,449.30.  Each Unit consisting of one common share and one non-transferable common share purchase warrant.  Each non-transferable common share purchase warrant exercisable at a price of $1.50 per common share for a period of three years expiring on February 11, 2017.  We paid a finders’ fee of $168,735 and issued 15,495 non-transferable finder's warrants with each finder's warrant having the same terms as the warrants issued under this private placement financing. We also issued 192,000 compensation options exercisable into Units to one finder with each unit having the same terms as the Units issued under this private placement financing.  Mr. Mark Saxon, our President, CEO and one of our directors, purchased 10,000 Units for gross proceeds of $11,000.  Mr. Robert Atkinson, a director of our Company, purchased 50,000 Units for gross proceeds of $55,000. Mr. James Powell, who at the time was our Vice-President of Corporate Development, purchased 23,000 Units for gross proceeds of $25,300.

On March 31, 2014, we announced the second and final tranche private placement closing under which we issued

1,044,077 units at a price of $1.10 per Unit for gross proceeds of $1,148,484.70.  Each Unit consists of one common share and one common share purchase warrant.  Each common share purchase warrant exercisable at a price of $1.50 per common share for a period of three years expiring on March 31, 2017.  We paid a finders’ fee of $80,009 and issued 103,907 compensation options exercisable into Units with each unit having the same terms as the Units issued under this private placement financing.

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

Year ended August 31, 2015

On December 9, 2014, we announced the completion of a drill program for bulk metallurgical sample at Norra Kärr.

On December 17, 2014, we announced the expansion of our critical metal portfolio with the proposed acquisition of two chromite projects in Finland.

On January 6, 2015, we announced joining the Critical Materials Institute.

On January 21, 2015, we announced results of the Norra Kärr Pre-Feasibility Study.

On February 13, 2015, we announced the resignation of our Vice-President of Corporate Development.

On March 20, 2015, we announced the filing of the NI 43-101 Technical Report Pre-Feasibility Study on Norra Kärr.

On May 20, 2015, we announced the reappointment of Messrs. Saxon, Hudson, Henstridge, DeMare, Leathley and Atkinson as directors.

On June 2, 2015, we announced the closing of the acquisition of two chromite projects in Finland.

On June 25, 2015, we announced that Norra Kärr had been highlighted by European Commissions “Erecon” Study.

On July 10, 2015, we announced the filing of an Amended and Restated Pre-Feasibility Study on Norra Kärr.

Description of the Business of the Company

General

We are in the mineral acquisition and exploration business.  We are the 100% owner of eight exploration claims and one mining lease for rare earth elements in Sweden and hold a 100% interest in eight exploration claims for tungsten in the Bergslagen district of Sweden.  In addition, we have acquired a 100% interest in 54 claims or claim applications for chromite in Finland. See “Item 4. Information on the Company – Property, Plant and Equipment.”

Projects

Sweden REE Projects

We hold eight claims and one mining lease in Sweden considered prospective for REEs.  The Norra Kärr project, our principal asset, is located in southern Sweden.  See “Item 4. Information on the Company – Property, Plant and Equipment – Significant Properties – Norra Kärr.” On October 13, 2011, we announced the acquisition of the Olserum project located 100 km east of the Norra Kärr project.  We have submitted a mining lease application for the Olserum project.

Sweden Tungsten Projects

As announced on October 10, 2013, we secured a 100% interest in a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden.  See “Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Tungsten Projects.”

Chromite Projects

As announced on December 17, 2014 and June 2, 2015, we acquired a 100% interest in a two chromite projects, consisting of 54 claims and claim applications, in Finland.  See “Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Chromite  Projects.”

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

Forecasted Consumption Changes

Rare Earth Oxide	Forecast Demand 2016 (tonnes REO)	Forecast Demand 2020 (tonnes REO)
Cerium	70 – 80,000	80 – 100,000
Neodymium	25 – 30,000	40 – 50,000
Europium	350 – 400	500 – 600
Dysprosium	800 – 850	1,000 – 1,100
Terbium	450 – 500	500 – 600
Yttrium	9 – 10,000	11 – 12,000
Total Demand	150 – 170,000	200 – 240,000
Source: Technology Metals Research and Industrial Minerals Company of Australia Pty Ltd, 2014

Green Technology and Key High-Tech Applications

The rare earths market fundamentals have weakened since prices peaked out in mid-2011. The decline in pricing is due to a number of factors including some substitution in the light rare earths, mainly in the area of glass polishing agents, as well as some design effort away from new applications utilizing rare earths.  Prices for the heavy rare earth elements, to which Tasman is most exposed, have declined as well over the past four years though have stabilized at levels above the long term average for these metals.   As no new supply is forecast, management believes that prices will remain stable for the medium term.

Demand for rare earths is estimated to have grown at approximately 12% per annum in the last part of the decade.  The growth has been driven by the ever-increasing range of applications utilizing rare earths across consumer electronics, clean energy technologies, high-tech and defence applications, as traditional materials reach their operational performance limits.  The Industrial Minerals Company of Australia Pty Ltd. forecast one of the main growth drivers in the rare earth market to be increased demand for magnet applications, driving a 5% to 15% per year increase.

Rare earth prices vary significantly by element and have increased over the past three years though are still not as high as the high prices experienced in 2011.

Rare Earth Common Commercial Uses and Pricing

Rare Earth Element	Commercial Uses	Price (US$/Kg)
Scandium	Aluminium alloying	n/a
Yttrium	Lasers	$9.00
Lanthanum	Electric car batteries	$2.20
Cerium	Lens polishes	$2.25
Praseodymium	Searchlights, aircraft parts	$60
Neodymium	High strength magnets	$44
Promethium	Portable X-ray units	n/a
Samarium	Glass	$2.50
Europium	Compact fluorescent bulbs	$210.00
Gadolinium	Neutron radiography	$20.50
Terbium	High strength magnets	$565.00
Dysprosium	High strength magnets	$245.00
Holmium	Glass tint	n/a
Erbium	Metal alloys	n/a
Thulium	Lasers	n/a
Ytterbium	Stainless steel	n/a
Lutetium	None	n/a
Source:  Industrial Minerals magazine, Metals-Pages (Prices as at October 2015)

Approximately 90% of rare earths production currently takes place in China.  Chinese policy with respect to the export of rare earths, more stringent environmental standards, and the closure of illegal operations is anticipated to have a significant future impact on the availability of rare earths.  China’s dominance in the rare earths market and their increasing significance in technological applications has given strategic significance to promising rare earths projects located outside of China.

Chinese government policies expected to impact the rare earths market include:

•	The introduction of a Chinese government-controlled unified pricing system for light rare earths;
•	The shutting down of small unsafe and illegal mining operations;
•	A reduction in the number of rare earths mining and processing facilities;
•	Consolidation of smaller operations under six large rare earth companies;
•	A clamp-down on illegal mining operations that many account for up to 40% production of some metals; and
•	The build up of Chinese government strategic rare earth stockpiles.

In 2014, China lost a case before the World Trade Organization against the country’s rare earth quota export system. China has responded to this loss by limiting production capability and licences for producers of rare earths. This measure, in combination with forced industry consolidation, has increased central government control over rare earth availability and pricing, and is expected to create future limits on rare earth availability for non-Chinese customers.

It is believed that China’s increased protectionist stance on the export of rare earths is in order to maintain a long-term domestic supply for domestic manufacturing and force foreign companies to relocate rare earth reliant manufacturing to China.  China’s largest rare earths mine, Bayan Obo, which currently provides 50% of the world’s annual rare earths production as a by-product of iron mining operations, is at capacity and is expected to see declines in rare earths production rates as rare earth grades drop.  With the severe fall in iron ore pricing, Bayan Obi is less secure as a source of rare earths.  Several of China’s rare earths mines present environmental or technical problems as a result of over exploitation or the mining method selected.

Environmental Protection

Our current and future operations, including activities on the properties or areas in which we have an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of the environment, reclamation, site and mine safety, toxic substances and other matters.  Environmental protection requirements did not have a material effect on our capital expenditures and competitive position in the financial year ended August 31, 2015.

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

Mining companies in Sweden (limited companies) pay corporations tax at a rate of 22% under the same rules as every other company.  Accordingly, there are no special taxation rules for such companies.  A royalty is paid on the value of minerals produced at a rate of 0.2%, which is shared between the landholder and the Swedish government, each receiving 0.15% and 0.05%, respectively.  The application fee for an exploration permit is SEK500 for each area of 2,000 hectares or part thereof.  The exploration fee varies for different concession minerals and for different periods of validity.  The application fee for an exploitation concession is SEK6,000 per area.

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

Property Acquisitions

During the last three fiscal years we made the following property acquisitions:

Magnus Agreement

On June 7, 2012, we entered into a purchase and sale agreement with Magnus Minerals Oy (“Magnus”), a Finnish private company at arms-length to us, whereby we agreed to acquire 25 mineral exploration licenses (the “Magnus Licenses”) located in central Finland for a total consideration of 60,000 of our common shares.  On May 27, 2013, we issued an initial 30,000 common shares to Magnus with a fair value of $25,500. We subsequently determined to record an impairment charge of $81,628 on the Magnus Licenses and we proceeded with their relinquishment.

Tungsten Properties

On October 7, 2013, we entered into a letter of agreement with Kingsmen under which we acquired a 100% interest in seven exploration licences (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 of our common shares at a fair value of $51,500.  A further 50,000 of our common shares are issuable upon commencement of production from any of the Tungsten Projects.  In addition, during fiscal 2015, we staked one additional tungsten claim. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions” and “Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Tungsten Projects.”

Chromite Properties

On June 2, 2015, we closed the acquisition of a 100% interest in two chromite projects known as the Akanvaara and Koitelainen projects in north-eastern Finland.  Under the letter of agreement with Kipu Metals Corp. (“Kipu”), we acquired these projects for a one-time cash payment of $45,529, which represented a refund of costs incurred by Kipu.  See “Item 7. Major Shareholders and Related Party

Transactions – Related Party Transactions” and “Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Chromite Projects.”

Significant Properties

Norra Kärr

Norra Kärr is located in south-central Sweden, approximately 300 km southwest of Stockholm.  The project is approximately 15 km northeast of the small town of Gränna in a rural agrarian setting. The Norra Kärr project consists of four claims, Norra Kärr No. 1, Norra Kärr No. 2, Norra Kärr No. 3 and Norra Kärr No. 4, comprising approximately 2,005 hectares, and one mining lease.

Norra Kärr Claim Map

Norra Kärr occurs along the border of two counties (Län), the Jönköpings Län in the south and the Östergötlans Län in the north. The Norra Kärr property is an intermediate stage exploration project whose surface has been disturbed only by exploration drilling, trenching and sampling.

We hold our mineral properties indirectly through our wholly-owned subsidiary, Tasman Metals AB. Tasman Metals AB holds a 100 percent interest in the four exploration claims that together form Norra Kärr. These claims were initially issued in 2009 to 2011.  The claims currently expire on dates between January 2017 and August 2018 (with maximum extensions to dates in 2024 to 2026).  See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  In addition, we hold one mining lease for the Norra Kärr project which expires in 2038, which can be further extended provided that mining is occurring on the leased area or an application is submitted and certain work/studies are performed.  See

“Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”

As at August 31, 2015, we had spent $11,476,040 related to the acquisition and exploration of the Norra Kärr property.

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

The Norra Kärr alkaline complex was discovered around 1906 when geological mapping was conducted in the area by the SGU. Some “strange” green, fine-grained rocks were discovered which were subsequently investigated by Professor A. Törnebohm. Törnebohm’s investigation showed that the rock was composed of a large portion of nepheline and also the rare zirconosilicates eudialyte and catapleiite. Further field studies in the area showed that other alkaline rock types were also present. Törnebohm called the finegrained, green rock “Catapleiite-Syenite” but later workers decided to give this rock type the more local name “Grennaite” after the town Gränna situated some 15 km south of the complex. Törnebohm published a brief geological description of Norra Kärr in 1906, which included a sketch map and a number of chemical analyses.

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

In March 2012, we announced the positive technical and financial results achieved from an independent PEA of Norra Kärr.  Following a review by the BCSC, a revised PEA was completed and submitted in July 2013.  The conclusions reached in the amended PEA have not varied from those disclosed in the previously filed PEA.  The PEA for Norra Kärr was completed by independent mining consultants Pincock, Allen & Holt of Denver, Colorado.  Metallurgical process design was completed by Mr. John Litz of JE Litz and Associates, Colorado, on the basis of data provided from process testing of Norra Kärr mineralization.  The PEA was superseded by the publication of a pre-feasibility study on Norra Kärr, dated effective January 13, 2015.  As a result of a review by the British Columbia Securities Commission (“BCSC”), we filed an amended and restated pre-feasibility study dated July 10, 2015, to clarify certain technical disclosure as we announced on July 10, 2015.

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

Three bulk samples totaling approximately 1.2 tonnes, representing the two major (PGT, GTM) and one minor mineralized material type (GTC) that comprise the Norra Kärr resource, were taken   Each sample was composited from drill core collected across the deposit, and is considered very representative.  All previous metallurgical testing was performed on blended material combining all mineralized material types.  Mineralogical character and metallurgical behavior of each mineralized material type was tested, to constrain future processing considerations.  Geochemical character of each mineralized material type based on drilling information is given in Table 1.

Table 1:  Summary of Principal Mineralized Material Type Geochemistry from Average Drilling Data
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

Magnetic Separation

Due to the paramagnetic behavior of eudialyte, magnetic separation performed very well under non-optimized conditions.  Numerous tests were completed which demonstrated the excellent magnetic extractability of both eudialyte and a common iron-bearing mineral aegirine.  Review of external publications suggest aegirine is not soluble under the acid conditions considered for hydrometallurgical processing of Norra Kärr mineralized material, and shall therefore be inert in a REE-leach circuit.  Example recoveries achieved with single pass (not re-circulated) WHIMS (wet high intensity magnetic separation) using the -100 micron fraction of representative Norra Kärr mineralized material are provided in Table 2.

Table 2:  Recovery Associated With Magnetic Separation.

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

Preliminary Feasibility Study

In April 2014, we announced the commencement of the PFS for the Norra Kärr deposit. Following an extensive review process, we selected a highly qualified technical team with REE and European experience.

In July 2014, we provided an update on metallurgical testing. Extensive hydrometallurgical research which has tested/optimized a process of sulphuric acid leaching, leach solution purification, REE solvent extraction and precipitation of a REE-concentrate has been completed. Preparation of this concentrate is the final step in defining the Norra Kärr flowsheet, and marks a significant milestone our metallurgical programs.

Sulphuric acid was chosen due to its relatively low cost, and its widespread availability in Sweden. A railway line which passes only 20km from Norra Kärr already transports bulk sulphuric acid. REE was precipitated as an oxalate with a grade of approximately 45% REE.  The high value heavy REE dysprosium (Dy) contributes 4.6% of the REE content. This oxalate can be easily calcined to a high grade REE-oxide (REO) subject to customer requirements. Under the hydrometallurgical process developed, leaching is undertaken at ambient temperature and pressure. High temperature roasting is not required to dissolve eudialyte.

In July 2015 we filed the amended and restated PFS which confirms Norra Kärr to be an economically robust project, with a long mine life, and the capacity to be a major producer of the most critical REE’s, dysprosium (Dy), yttrium (Y), neodymium (Nd) and terbium (Tb).  Readers are encouraged to read the entire PFS report available in its entirety on the SEDAR website at www.sedar.com, through EDGAR at www.sec.gov or on the Company’s website at www.tasmanmetals.com.  We caution reaeders that there is no certainty that the PFS will be realized.

Cautionary Note to U.S. Investors concerning estimates of Indicated Resources

This section uses the term “indicated resources”. We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. Investors are cautioned not to assume that any part or all of an indicated resource will ever be converted into reserves.

GBM Minerals Engineering Consultants Limited (“GBM”), an independent engineering consulting group based in Twickenham, UK coordinated and authored the PFS.  The PFS is considered a complete study, addressing in addition to mining and processing, all required on site and off site infrastructure, land access, reagent and fuel transport and storage, power access, water recycling and purification, waste rock and tailings storage, and final closure.

The PFS’s economic assessment is based on conventional open pit mining with crushing, grinding, beneficiation and mineral dissolution occurring in the immediate vicinity of the pit.  The PFS includes a new Mineral Resource calculation to provide for a 20-year mine life.  An average annual rare earth oxide (REO) output of some 5,100 tonnes is envisaged, reflecting the recommendations of a market study for the most critical REE’s.  Mineralized material is processed via a simple flowsheet, comprising crushing, grinding, magnetic separation, sulphuric acid leaching and precipitation of a purified mixed REE-oxalate which is calcined to form a mixed REO product.

The PFS model provides for REE separation to individual saleable oxides by an external partner on a commercial basis.  Such REE separation facilities operate within Europe today.

Engineering and design work under the PFS has focussed on identifying the lowest risk process solutions.  The result is a simple operation, with consistent use of commercially available technology, and use of external partners where appropriate.  Sweden is very highly regarded for quality, efficiency and world-leading productivity, skills essential in the consistent delivery of high purity REE products.

Key project and PFS attributes include:

•	After-tax Net Present Value (NPV) of US$313 million using a 10% discount rate
•	Internal Rate of Return (IRR) of 24% pre-tax and 20% after tax using a 10% discount rate
•	Initial capital cost of US$378 million including contingency – low for long mine life heavy REE producer
•	Major exposure to the most critical REE’s, with 74% of revenue from magnet metals Dy, Nd, Pr, Tb, Sm
•	Norra Kärr is the only REE project at PFS stage within the European Union
•	Project able to produce more than 200 tonnes of dysprosium oxide per year for at least 20 years
•	No requirement in flowsheet or economic model for proprietary or commercially untested technologies
•	25-year mining lease is already granted
•	Highest heavy rare earth oxide to total rare earth oxide ratio (HREO/TREO) of all major Western projects at 53%
•	Conventional open pit mining, with a 20 year life of mine stripping ratio of 0.73
•	Attractive location with extensive transport/power/water infrastructure in place and close to major European REE consumers
•
High leverage to anticipated increase in REE prices.  Most revenue from Dy, Nd, Tb - the most in demand metals.  Only 2.6% of revenue from cerium (Ce) and lanthanum (La) which are forecast to remain in long term oversupply

PFS Key Financial and Operating Metrics

Key results and operational assumptions of the Norra Kärr PFS are provided in Tables 3 - 5 below.

Table 3: PFS Financial Results, Norra Kärr Project
FINANCIAL RESULT	VALUE
Initial capital cost (million)	US $378
Pre-tax / After-tax IRR	24% / 20%
Pre-tax / After-tax NPV at 10% discount rate (million)	US $456 / US $313
After-tax payback period	4.9 years
Mine life	20 years
TREO basket price/kg	US $64.57
Average annual operating cash flow (after-tax) (million)	US $96

Table 4: PFS Financial Results at Various Discount Rates, Norra Kärr Project
(base case highlighted in grey)
DISCOUNT RATE (%)	NPV - POST TAX (US$ M)	NPV - PRE TAX (US $ M)
6	620.2	837.1
8	443.9	619.1
10	312.7	456.2
12	213.7	332.8

Table 5: PFS Operating Assumptions, Norra Kärr Project
OPERATIONAL METRICS	VALUE
Average annual mineralized material mining rate (million tonnes)	1.18
Average Annual Total Rare Earth Oxide (TREO) production (tonnes)	5,119
Average Annual Saleable TREO production (tonnes) (excludes Ho, Er, Tm, Yb)	4,733
Average Mining Grade, % TREO	0.59%
Average Mining Grade, ppm Dy2O3	269
Life of Mine (20 year) Strip ratio (waste to mineralized material)	0.73 : 1
Beneficiation Plant recovery rate	89%
Hydrometallurgical Average annual Feed Rate (tonnes)	5,235
Hydrometallurgical Recovery Rate	86%
Overall Recovery	77%
Separation Charge per kg TREO (Converting Mixed to Individual REO’s)	US $19
Operating cost per tonne processed, including REO separation	US $179.60
Operating cost per kg TREO, including REO separation	US $39.69

Demand for high-strength magnets are widely forecast to grow at 5-10% annually and the REE’s used in these magnets (Nd, Pr, Dy, Tb, Sm) presents the strongest opportunity in the REE sector.  Magnet metals comprise 74% by revenue and 26% by volume at Norra Kärr, indicating the project presents strong exposure to this high growth market.  The elements identified by the U.S. Department of Energy as critical to “clean energy” with supply uncertainty (Nd, Dy Eu, Tb, Y), comprise 85% by revenue and 49% by volume at Norra Kärr. (Source: US Department of Energy. REE Criticality Matrices. [Online] http://energy.gov/sites/prod/files/edg/news/documents/criticalmaterialsstrategy.pdf.)

Mineral Resource and Mineral Reserve Estimate

Following a supply and demand study of various REE market segments the PFS Mineral Resource and pit was calculated to allow for production of 5,000 tonnes per year of separated REO over a mine life of 20 years.  This production rate was chosen due to the globally significant output of dysprosium, yttrium and terbium from Norra Kärr under this scenario.

The optimized pit model provided the in-pit Mineral Resource estimate as given in Table 6.  The Mineral Resource estimation was completed using a 3D block modeling approach utilising Datamine Studio 3® software.  A TREO cut-off grade of 0.4% shall be considered as the “base case”.

The database used for Mineral Resource calculation contained sample data from 119 diamond drill holes (20,420m) containing 9,986 samples.  All work completed by Tasman was considered to be of a high standard, with robust QA/QC protocols in place that demonstrated precision and accuracy of samples.

Cautionary Note to U.S. Investors concerning estimates of Indicated Mineral Resource.  This section uses the term “indicated mineral resource”.  We advise U.S. investors that while that term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.U.S. Investors are cautioned not to assume that any part or all of an indicated mineral resource will ever be converted into reserves.

Table 6: Indicated Mineral Resource for Norra Kärr Project, Effective Date January 13, 2015.
TREO % Cut-Off Grade	Tonnes (M)	TREO (%)	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
0.2	36.82	0.55	53.2	0.0253	0.2005	0.0020	0.0519	0.0603	0.1156	0.0183	0.00371	0.01504	0.01647	0.00227
0.4	31.11	0.61	52.6	0.0273	0.2178	0.0022	0.0573	0.0668	0.1282	0.0200	0.00403	0.01668	0.01815	0.00238
0.6	17.12	0.68	52.2	0.0299	0.2429	0.0025	0.0621	0.0769	0.1441	0.0226	0.00447	0.01896	0.02083	0.00251

Notes:
1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.
2.	Mineral Resources are reported inclusive of any Mineral Reserves.
3.	The Mineral Resources reported have been based on a 20 year pit.
4.	Mineral Resources are reported for combined Migmatitic Grennaite, Pegmatitic Grennaite, Grennaite with Catapleiite and Eudialyte Lakarpite mineralization only
5.	The Mineral Resources reported represent estimated contained metal in the ground and has not been adjusted for metallurgical recovery.
6.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
7.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
8.	Preferred Base Case Mineral Resources are reported at a TREO % cut-off grade of 0.4% TREO.
9.	Metal prices used for 20 year pit comprise:
Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.080
Dysprosium Oxide	US$/g	0.575	Praseodymium Oxide	US$/g	0.115
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.008
Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.950
Gadolinium Oxide	US$/g	0.040	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.025
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000
Lutetium Oxide	US$/g	0.900
10.	The potential development of Mineral Resources may be materially affected by legal, political, environmental or other risks.

Taking into account of modifying factors (loss/dilution, geotechnics) an open pit mine design was based on the optimized pit shell to provide an estimate of Mineral Reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Proven and Probable Reserves.  The references in the following tables to “probable mineral reserves” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - Standards on Mineral Resources and Mineral Reserves - Definitions and Guidelines, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.  Accordingly, the following information may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Probable Mineral Reserves are reported at this stage due to the confidence of Mineral Resources, as provided in Table 7, with a full break down of REE’s in Table 8.  Probable Mineral Reserves total 23.6 million tonnes (Mt) of mineralized material at 0.59% TREO.  Mined waste totals 17.3 Mt for total 20-year mining of 40.8 Mt, life of mine stripping ratio (total waste : total mineralized material) of 0.73, and an average pit slope angle of 53 degrees. Mineral Reserve estimates have been based on a 20 year mine life.

Table 7: Probable Mineral Reserves for Norra Kärr Project, Effective Date January 13, 2015.
Tonnes (M)	TREO (%)	HREO %	% HREO in TREO	Dy2O3 (%)	Y2O3 (%)	Eu2O3 (%)	La2O3 (%)	Nd2O3 (%)	Ce2O3 (%)	Gd2O3 (%)	Tb2O3 (%)	Pr2O3 (%)	Sm2O3 (%)	Lu2O3 (%)
23.6	0.592	0.314	53.1	0.0269	0.215	0.0022	0.0551	0.0648	0.124	0.0196	0.00396	0.0161	0.0178	0.00234

Notes:
1.	Mineral Reserves are reported based on material contained within the Final Mine Design.
2.	Mineral Reserves are designed for a 20yr mine life.
3.	Mineral Reserves are reported for combined Migmatitic Grennaite and Pegmatitic Grennaite only.
4.	Mineral Reserves reported have been adjusted for mining factors, at 3.5 % dilution and 5.0 % loss.
5.	Mineral Reserves are reported to 3 significant figures.
6.	Total Rare Earth Oxides (TREO) includes: La2O3, Ce2O3, Pr2O3, Nd2O3, Sm2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
7.	Heavy Rare Earth Oxides (HREO) includes: Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, Lu2O3, Y2O3.
8.	Metal prices used for 20yr pit comprise:
Cerium Oxide	US$/g	0.005	Neodymium Oxide	US$/g	0.080
Dysprosium Oxide	US$/g	0.575	Praseodymium Oxide	US$/g	0.115
Erbium Oxide	US$/g	0.000	Samarium Oxide	US$/g	0.008
Europium Oxide	US$/g	0.700	Terbium Oxide	US$/g	0.950
Gadolinium Oxide	US$/g	0.040	Thulium Oxide	US$/g	0.000
Holmium Oxide	US$/g	0.000	Yttrium Oxide	US$/g	0.025
Lanthanum Oxide	US$/g	0.007	Ytterbium Oxide	US$/g	0.000
Lutetium Oxide	US$/g	0.900
9.	Indicated Mineral Resources are inclusive of Mineral Reserves.
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	The potential development of Mineral Resources may be materially affected by legal, political, environmental or other risks.

Table 8: Composition of TREO in 20-Year Mineral Reserve, Norra Kärr
RARE EARTH OXIDE	GRADE (%)	RELATIVE DISTRIBUTION
Lanthanum (La)	0.0551	9.3%	LIGHT REE
Cerium (Ce)	0.1240	20.9%
Praseodymium (Pr)	0.0161	2.7%
Neodymium (Nd)	0.0648	10.9%
Samarium (Sm)	0.0178	3.0%
Total Light REO	0.2778	46.9%

Europium (Eu)	0.0022	0.37%	HEAVY REE
Gadolinium (Gd)	0.0196	3.3%
Terbium (Tb)	0.0040	0.7%
Dysprosium (Dy)	0.0269	4.5%
Holmium (Ho)	0.0059	1.0%
Erbium (Er)	0.0184	3.1%
Thulium (Tm)	0.0028	0.5%
Ytterbium (Yb)	0.0172	2.9%
Lutetium (Lu)	0.0023	0.4%
Yttrium (Y)	0.2150	36.3%
Total Heavy REO	0.3143	53.1%

TREO	0.5920	100%

Other Metals
ZrO2	1.84
Hf	0.0286
U	0.0013
Th	0.0006

Samples submitted by Tasman, used with the Mineral Resource calculation quoted above, were analyzed by the ME-MS81 technique by ALS Minerals’ laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The Qualified Person for our exploration projects, Mark Saxon, our President and Chief Executive Officer and a member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists oversaw this data collection.

Mining

The Norra Kärr REE deposit, as modelled in the PFS is a single body of mineralization, some 300m x 700m in size at surface, which begins under 0.5m average of soil cover.  Under the PFS, mining at Norra Kärr is planned as a single simple open pit that will extend from surface to a maximum depth of 160m over a 20 year mine life.  It is anticipated that average annual tonnes of mineralized material mined would be 1.18 million while waste rock mined would be 0.84 million.  Many intersections of mineralized rock that exceed the 0.4% TREO cut-off lie below the 20-year pit.

Processing

Flowsheet design as incorporated in the PFS is the result of three years of mineralogical, comminution, beneficiation and leaching research and testwork at a variety of leading facilities.  Much of this work has been under the guidance of GBM, who have integrated all results in the process design.

Early research on Norra Kärr identified that almost all (>95%) of REE’s are hosted by the zircono-silicate mineral eudialyte.  Eudialyte is weakly (para) magnetic, and therefore magnetic separation has been the focus of processing research.  Metso’s HGMS equipment gave the most satisfactory performance, resulting in a clean and high recovery eudialyte-rich mineral concentrate.  Gangue in this mineral concentrate is limited to the mafic mineral aegirine, which is not acid soluble under normal leaching conditions.

Optimization of magnetic separation increased REE recovery in beneficiation to in excess of 86% in less than 35% of the original mass, such that flotation is no longer deemed necessary as was envisaged under the Norra Kärr Preliminary Economic Assessment published July 2013.  Magnetic separation shall use standard commercial equipment and does not require process chemicals.  Beneficiation recovery higher than 90% is now anticipated and targeted.

Most hydrometallurgical research has been completed by ANSTO Minerals in Australia.  ANSTO tested a process of sulphuric acid leaching, leach solution purification, REE solvent extraction and precipitation of an REE-concentrate.

Sulphuric acid was chosen due to its relatively low cost, and its widespread availability in Sweden.  A railway line which passes only 25km from Norra Kärr currently transports bulk sulphuric acid from Swedish company Boliden’s Swedish and Finnish base metal smelters.  Boliden was selected as the preferred supplier of sulphuric acid under the PFS, with combined train and road transport capability to site.

Under the hydrometallurgical process developed, leaching is undertaken at ambient temperature and pressure.  High temperature roasting is not required to dissolve eudialyte.  Improvements in magnetic separation efficacy during 2014 significantly reduced the amount of sulphuric acid-consuming gangue minerals within the eudialyte-rich mineral concentrate.  As a result, sulphuric acid consumption per tonne of mineralized material has fallen to 85 kg/tonne.

A heavy REE enriched, low impurity oxalate has been precipitated by ANSTO with a grade of approximately 45% REE.  This oxalate can be easily calcined to a high grade REE-oxide subject to customer requirements.  The composition of this oxalate is provided in Table 9.

The beneficiation and hydrometallurgy flowsheet is provided in Figure 1.

Table 9: Composition of REE-oxalate precipitated by ANSTO Minerals from Norra Kärr project, with REO relative abundance (when converted to oxide)
Element	Weight % REE in Oxalate Solid	REO as % of TREO
La	4.94	10.7	LIGHT REE
Ce	10.75	23.2
Pr	1.46	3.1
Nd	6.76	14.5
Sm	1.65	3.5
Eu	0.27	0.6	HEAVY REE
Gd	1.66	3.5
Tb	0.35	0.7
Dy	2.19	4.6
Ho	0.49	1.0
Er	1.29	2.7
Tm	0.18	0.4
Yb	1.14	2.4
Lu	0.15	0.3
Y	12.21	28.6
Total REE	45.48	100%

Light REE %		55.1
Heavy REE %		44.9

Environmental & Permitting

Sweden is home to a significant and diverse mining industry, and a well-tested and transparent Minerals Act that has been in effect since 1992.

In 2013, Tasman was granted a 25-year Mining Lease for the Norra Kärr project.  The Mining Lease gives Tasman the full mineral rights for an initial period of 25 years, when it is then automatically renewed in 10 year increments if the mine is in operation.  The lease was granted by the Swedish Mining Inspectorate (Bergsstaten) after the assessment of environmental impact data that was collected by independent consultants and submitted by Tasman.  To commence mining, in addition to the Mining Lease an Environmental Permit must be granted to the project, pursuant to the provisions of the Swedish Environmental Code (1998:808). The application for an Environment Permit must include an Environmental Impact Assessment.

Current process design incorporates a water recycling plant, resulting in a substantial reduction of both make up water intake and the discharge water flow rate.  A detailed water management plan will be developed in later stages of project development.  The water management plan should be based on further information about quality as well as quantity of the water discharge.  Potential need for treatment of the discharge beyond that considered under the PFS will be investigated in the detailed water management plan.

A conceptual level mine closure plan has been prepared for the project under the PFS.  The mine closure plan will be further refined in the PFS design stage and during operations, to meet any conditions imposed by the Environmental Permit.  Mine closure targets are set so as to ensure safety and no significant on-site or off-site impact.

Figure 1: Processing Flowsheet for Norra Kärr

Capital Expenditures

The estimated start-up capital cost for the Norra Kärr project, as provided in Table 10, is considered low amongst its peer group of heavy REE projects that can support a mine life of 20 years.  The extensive existing road/power/rail infrastructure and the presence of a local skilled work force, minimizes the need for off-site infrastructure investment, whilst the ambient temperature and pressure processing conditions reduces the need for high capital cost process equipment.

Initial capital cost for Norra Kärr is estimated to be a relatively low US $378.3 million, including US $40.1 million in contingency and US $25.3 million in working capital.  It is estimated that an additional US $44.3 million shall be required during the life of the project in sustaining capital.

Table 10: Estimated Initial Capital Requirement for Norra Kärr Project under the PFS
COST AREA	INITIAL CAPITAL (US $ M)
Mining	$21.9
Process & Tailings	$169.5
Waste Management	$14.3
Product Handling	-
Infrastructure and Utilities	$18.1
General	$7.5
DIRECT TOTAL	$231.3

EPCM	$36.2
Field Indirect	$45.3
Contingency	$40.1
INDIRECT TOTAL	$121.6

FIXED CAPITAL TOTAL	$352.9

Working Capital	$25.3

TOTAL CAPITAL INVESTMENT	$378.3

Operating Costs

The operating cost estimates for the mine were developed by GBM as provided in Table 11.  The operating cost for Norra Kärr incorporates mining, milling, magnetic separation, leaching, purification, precipitation, calcination and transport of a mixed REE-oxide concentrate, as well as water management, tailings disposal, transport of material to and from site, general and administration fees along with associated infrastructure and services.

The operating cost estimate also assumes a separation or tolling charge of US $19 per kg, following discussion with various potential industry partners.  Operating costs are viewed as in keeping with peer heavy REE projects, and includes significant investments in water recycling, purification and efficient storage of tailing and waste rock.

Table 11: Operating Cost for Norra Kärr Project under the PFS
OPERATING COSTS	AVG ANNUAL (US $ M)	COST PER KG REO (US $)	% OF TOTAL OPEX (%)
MINING COSTS	$6.57	$1.35	3.4%
PROCESSING COSTS
Labour	$8.35	$1.71	4.3%
Reagents	$35.70	$7.32	18.4%
Maintenance and Consumables	$7.89	$1.62	4.1%
Utilities	$12.88	$2.64	6.7%
Water Treatment and Waste Management	$24.40	$5.00	12.6%
GENERAL AND ADMIN	$5.08	$1.04	2.6%
REFINING/SEPARATION COSTS	$92.60	$19.00	47.9%
TOTAL	$193.51	$39.69	100.0%

Rare Earth Pricing and Markets

Pricing assumptions used in the PFS financial model were provided by independent consultants and discussions with various industry partners, as provided in Table 12.

REE pricing is more challenging to forecast than other commodities, as they are traded on a contract basis and have varying pricing points based on purity, transaction volume and other supply conditions.  Sources for current REE pricing include news publications such as Metal-Pages, Asian Metal and Industrial Minerals.  These sources can provide regularly updated contract pricing data, though the volume of material sold that correspond with each price point is not known.

Table 12: Rare Earth Oxide Price Assumptions for Norra Kärr’s PFS
REE OXIDE	PFS Pricing (US $/kg)	Current (Dec 2014) (US $/kg)	Trailing 3 year Avg (US $/kg)
Ce2O3	5.00	4.65	11.88
La2O3	7.00	4.85	11.99
Pr2O3	115.00	117.00	110.94
Nd2O3	80.00	58.00	84.32
Sm2O3	8.00	16.50	27.59
Eu2O3	700.00	705.00	1,455.48
Gd2O3	40.00	46.50	65.34
Tb2O3	950.00	615.00	1,199.23
Dy2O3	575.00	340.00	670.69
Ho2O3	n/a	n/a	n/a
Er2O3	n/a	n/a	n/a
Tm2O3	n/a	n/a	n/a
Yb2O3	n/a	n/a	n/a
Lu2O3	900.00	n/a	n/a
Y2O3	25.00	14.00	44.40
NK Basket	$64.46	$41.42	$80.65

Project Opportunities

Tasman, in conjunction with the PFS consultants, has identified a range of areas warranting further investigation during the planned project optimization phase.  Opportunities relating to process improvements and cost reductions of the existing flowsheet are underway, however additional opportunities for by-product development may be available.  Norra Kärr’s unique location in Europe surrounded by well-developed infrastructure and in close proximity to the large European population allows the supply of bulk materials to be considered.

Opportunities under consideration include:

•	further development of nepheline/feldspar product for ceramic and glass markets;
•	development of saleable Zr and Hf products for nuclear or ceramic industries;
•	development of silca-based thermal insulation products;
•	recycling and substitution of high cost reagents;
•	in-house separation/group separation;
•	removal of Ce/La on site to increase basket price;
•	recovery increase;
•	alternate water management solutions;
•	alternate mining scenarios; and/or
•	increasing mine life or production rate with expanded resource.

NI 43-101 Compliance

A technical report supporting the PFS is available in its entirety, on the SEDAR website at www.sedar.com, on our website at www.tasmanmetals.com or through EDGAR at www.sec.gov.  The PFS was prepared by GBM under the guidance of Michael Short, Principal Consultant for GBM who is a “Qualified Person” in accordance with NI 43-101.

The Mineral Resource and Mineral Reserve estimates were completed by Wardell Armstrong International Limited under the supervision of Greg Moseley and Mark Mounde, who are both “Qualified Persons” in accordance with NI 43-101.

The process for the integrated processing plant for the PFS was completed by GBM under the supervision of Thomas Apelt who is a “Qualified Person” in accordance with NI 43-101.

The infrastructure design and cost estimation for the PFS was completed by GBM under the supervision of Michael Short who is a “Qualified Person” in accordance with NI 43-101.

The environmental and social section and the permitting review for the PFS was completed by Golder Associate Oy under the supervision of Gareth Digges La Touche who is a “Qualified Person” in accordance with NI 43-101.

Planned Future Work

During the fiscal year ending August 31, 2016, our exploration program will focus on metallurgical testing designed to optimize the Norra Kärr flowsheet, with the aim being to gain progressive improvements in recovery, reagent use and water balance.  We have budgeted approximately $680,000 for these activities during the fiscal year ending August 31, 2016. Our exploration budget may change pending any future financings.

Olserum

On October 13, 2011, we announced the acquisition of a 100% interest in a new heavy rare earth element project, comprising one claim, in southern Sweden, located only 100 km east of our flagship Norra Kärr project.  This claim was originally issued in 2006 and currently expires in March 2016 (which may be extended to a maximum date in 2021).  The Olserum project was purchased outright from a private UK registered company for a total consideration of 37,746 of our fully paid common shares, with a fair value of $95,120.   We subsequently staked a further five

claims surrounding the original Olserum claim in 2012; however, during the fiscal year ended August 31, 2015, we relinquished two of the claims.  The other three claims, known as Overum Nr. 1, Overum Nr. 2 and Overum No. 3, which continue to form part of Olserum, currently expire in December 2017 (and may be further extended to a maximum date in 2026). See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  We have submitted a mining lease application for the Olserum project.

Olserum is located approximately 10km from the Baltic coast, 30km north of the town of Västervik and 200km SSW of Stockholm.  Olserum, including the Overum claims, are secured by granted exploration claims 4,149 Ha in size.

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

Location of Olserum Project

As at August 31, 2015, we have spent $763,169 related to the acquisition and exploration of the Olserum property.

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

Mineral Resources were modelled applying six different TREO cut-off grades, with a base-case resource estimated using a TREO cut-off of 0.4% (Tables 13 and 14).  At this cut-off, Olserum hosts an Indicated Mineral Resource of 4.5 million tonnes grading 0.60% TREO and an Inferred Mineral Resource of 3.3 million tonnes grading 0.63% TREO, both with 34% of the TREO being the higher value HREO.  Tables 15 and 16 provide the grade averages for rare earth oxides at the various cut-offs.

Cautionary Note to U.S. Investors concerning estimates of
Indicated Resources

This section uses the terms “measured” and “indicated resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Table 13: Indicated Resource Estimate for the Olserum Deposit.
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

Table 14: Inferred Resource Estimate for the Olserum Deposit.
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
▪
A database of 31 'In Resource' drill holes totalling 5,297m of diamond drilling completed by us and previous project owner IGE since 2004 where samples were composited on 1m lengths.  All assays by both IGE and us were completed at laboratories in Vancouver, British Columbia.

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

Conceptual economic parameters required for preparation of Whittle® shells were compiled from several sources including mining industry cost guides. Processing plant operating costs were estimated from preliminary plant design criteria developed by us and our metallurgical consultants.  As the rare earth elements are not openly traded on international commodity markets, we and Pincock, Allen & Holt of Denver, Colorado (“PAH”) (subsequently renamed RungePincockMinarco “RPM”) considered several sources of pricing information to develop a “Basket Price” for the REOs contained in the Norra Kärr deposit. The Basket Price is discounted by 38 percent as the REEs are contained in a mixed REO-Y carbonate concentrate which requires additional, off-site separation and refining to yield individual REE metals.  The Basket Price used in the PEA were developed from the three-year averages for Dy and Tb and peer group reports for La, Ce, Pr, Nd, Sm, Eu, Gd, Tb, Dy, and Y. Although Ho, Tm, Er, Yb and Lu are present in the Norra Kärr deposit, these elements were not included in the Basket Price due to the lack of reliable historical pricing information.

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

Table 15: Indicated Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
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

Table 16: Inferred Resource Estimate Rare Earth Oxide Grade Averages for the Olserum Deposit.
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

Table 17: REE recovery for various tests from Olserum

Test	Concentrate Mass (Mass Pull)	Ce Recovery (%)	La Recovery (%)	Y Recovery (%)
3A	6.80%	88.4%	88.8%	92.7%
3B	8.42%	89.6%	90.1%	93.8%
8	5.99%	87.9%	85.3%	91.2%

We have not been incurring significant costs on the Olserum project and do not intend to incur significant costs until a further financing is completed and the mining lease currently under the permitting process is granted.  We are, however, continuing with certain minor costs mainly through continued metallurgical research, the bulk of which are being funded through our participation in a European Union funding initiative studying the supply of critical materials (EURARE).

Planned Future Work

We will not be incurring significant costs on the Olserum project and do not intend to incur significant costs during fiscal 2016.

Other Projects

Tungsten Projects

Sweden

As announced on October 10, 2013, we secured a 100% interest in a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden comprised of seven exploration claims. In addition, during fiscal 2015, Tasman staked one additional tungsten claim, the Baggetorp nr 3 claim which currently expires in November 2017.  See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.” We have also applied for an additional claim in the area.  This new tungsten portfolio includes several of the largest known tungsten occurrences in Scandinavia, including the former Yxsjöberg mine which accounts for more than 90% of the tungsten previously produced in Sweden.  The projects were purchased from Kingsmen outright for a total consideration of 50,000 of our fully paid common shares and $45,000.  See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.” A further 50,000 common shares are issuable upon commencement of production from any of the tungsten projects. All projects have extensive historic information including drilling, production and metallurgical data, and are supported by excellent road, rail and power infrastructure.

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

As at August 31, 2015, we have spent $191,280  related to the acquisition and exploration of the Tungsten projects.

We are compiling historic data for this tungsten portfolio and completing low intensity surface prospecting and sampling activity.  Sampling and mapping have been undertaken and results are being interpreted. We do not intend to incur significant costs on the exploration of our tungsten projects during fiscal 2016.

Yxsjöberg

The Yxsjöberg mine is the by far largest known tungsten mineralization in Sweden, from which more than 90% of all tungsten produced in the country emanates.  The Yxsjöberg mine is an underground mine.  The Yxsjöberg project consists of one exploration claim expiring in November 2018  (and may be further extended to a maximum date in 2027). See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  The deposit is of a skarn-hosted tungsten-copper-beryllium–fluorite style consisting of three ore bodies (Kvarnåsen, Nävergruvan, Finngruvan) which lie in the same folded, skarn altered limestone horizon.  Earliest records of mining date back to 1728 and small scale mining for copper continued intermittently until the 19th century.  The tungsten mineral scheelite (CaWO4) was first identified in 1862 and the earliest recorded production of tungsten from 1918. A new concentrator was built in 1937, and a roasting furnace and gravity separator added in 1951.  A circuit for the production of fluorite concentrate was added in 1956.  Fluorite remains a potential by-product to any future operation.

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

Wigström (15 km SE of Yxsjöberg)

The historic tungsten mine of Wigströmsgruvan fed ore to the nearby Yxsjöberg mine mill.   The Wigströmsgruvan mine is an open pit mine.  The Wigströmsgruvan project consists of one exploration claim expiring in April 2017 (and may be further extended to a maximum date in 2026). See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  Scheelite (CaWO3) and fluorite (CaF2) mineralization occur in garnet-diopside skarn within mafic metavolcanics.  Approximately 0.13 million tonnes of ore with 0.28% tungsten oxide was mined and transported to Yxsjöberg between the years 1978-1981.  Mineralization is documented to remain open along strike and at depth at the time of the mine closure.

Sandudden (7 km NE of Yxsjöberg)

The Sandudden deposit was tested by more than 30 drill holes between 1978 and 1979 by AB Statsgruvor.  The Sandudden project consists of  one exploration claim expiring in March 2017 (and may be further extended to a maximum date in 2026). See “Item 4. Information on the Company – Description the of Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  In 1979 test mining and processing of approximately 17,000 tonnes with 0.22% tungsten oxide was completed.  The mineralization is scheelite-fluorite with similar characteristics to Wigströmsgruvan and Yxsjöberg.

Gensgruvan (25 km N of Yxsjöberg)

The small Gensgruvan tungsten mine operated briefly in the 1940’s. The Gensgruvan mine is an open pit mine.  The Gensgruvan project consists of  one exploration claim expiring in April 2016 (and may be further extended to a maximum date in 2026). See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  Production figures from 1944 record 1,600 tonnes of ore were mined with an average grade of 0.3% tungsten oxide. A second mine was also operated, named Molybdengruvan, with grades of 0.34% tungsten oxide.  The Molybdengruvan mine is an open pit mine.  Geological mapping at the time discovered numerous outcrops containing scheelite mineralization which remain untested, along with a large number of mineralized boulders the source of which remains unknown. Outcrops with grades similar Molybdengruvan mine have been recorded.

Gussarvet (70 km NE of Yxsjöberg)

A 15 hole diamond drill program was completed at Gussarvet in the early 1980’s.  The Gussarvet project consists of  one exploration claim expiring in October 2017 (and may be further extended to a maximum date in 2026). See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  The tungsten mineralization occurs in skarn and epidote-quartzite associated within a 100m wide NE-SW trending carbonate horizon.

Gustavsberg (50 km SE of Yxsjöberg)

Several old iron mines are located within the Gustavsberg claim area.  These mines are open pit mines.  The Gustavsberg project consists of  two exploration claims expiring in January 2017 and September 2017 (and may be further extended to a maximum date in 2026).  See “Item 4. Information on the Company – Description of the Business of the Company – Foreign Operations – Swedish Mining Laws and Regulations.”  The iron lodes were documented to have an adjacent skarn alteration zone containing copper and tungsten mineralization.  Mine geologists reported discoveries of “up to football-sized patches of scheelite" in the footwall skarn.  No modern exploration for tungsten has been conducted in the area although prospectors have reported scheelite in the remnant waste dumps.

The data from these mines is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. We have not completed sufficient exploration to verify the estimates and are not treating them as NI 43-101 defined resources or reserves verified by a Qualified Person; the historical estimate should not be relied upon.

Chromite Projects

Finland

As announced on June 17, 2015, we completed the acquisition of a 100% interest in a portfolio of stratiform chromite projects in north-eastern Finland totaling 11,295 ha in size (the “Chromite Portfolio”). The Chromite Portfolio consists of two projects known as Akanvaara and Koitelainen that lie approximately 75 km apart in north-eastern Finland. The projects are secured by 54 exploration claims and claim applications totaling 11,295 hectares  in size.  North-eastern Finland has been a very active exploration district, following the discovery of the large Sakati Cu-Ni deposit by Anglo American, as announced in November 2011.

The Akanvaara and Koitelainen chromite projects are of a stratiform intrusion-hosted style that together with similar deposits on the Kola Peninsula of Russia constitute one of the largest known undeveloped resources of chromite in the world.  The Akanvaara and Koitelainen intrusions are part of a group of Archean/early Proterozoic mafic layered intrusions within the Fennoscandian Shield, which show cumulate igneous layering similar to other large layered intrusions (Fiskenaesset,  Burakovka, Bushveld), and host deposits of chromite, vanadium, titanium, platinum group elements and gold.

As at August 31, 2015, we have spent $45,529  related to the acquisition and exploration of the Chromite projects.

We do not intend to incur significant costs on the exploration of our chromite projects during fiscal 2016.

Akanvaara

The Akanvaara layered intrusion is located 140 km northeast of the town of Rovaniemi, with simple vehicle access through a network of gravel logging and drill roads. The closest rail access lies some 40km to the south, and a commercial airport in Kemijärvi being 62 km to the northeast.  The Akanvaara project consists of 53 granted claims for 4,750 hectares.  These claims were granted on July 2, 2014 and expire July 2, 2019.  The claims may be extended in three year terms through July 2, 2029.  Extensions are typically granted if exploration has been effective and systematic, further studies are necessary in order to establish the possibilities for exploiting the deposit, the permit holder has complied with obligations laid down in the Swedish Mining Act as well as the permit provisions, and extending the permit will not cause unreasonable inconvenience to any public or private interest.

The Akanvaara mafic intrusion has a known surface area of about 50 km2, with a strike length along magmatic layering of 10 km and a total stratigraphic thickness of approximately 3.1 km.  The intrusion is characterised by a persistently layered sequence of mafic and ultramafic gabbro, pyroxenite, anorthosite and chromitite (chromium enriched) above a lower chilled margin.

The Geological Survey of Finland (GTK) discovered and explored the Akanvaara intrusion from 1990 to 1999, at which point the project was offered for tender.  Work completed by GTK included ground geophysical surveys (magnetic, electromagnetic, gravity); diamond drilling of 118 holes for a total of 18,136 m; and laboratory scale beneficiation testing on a number of mineralization styles.  Twenty three (23) chromitite layers were discovered within the Akanvaara intrusion, each with different thickness, strike extent and potential, across a total stratigraphic thickness of 1,100 m.  Mineralized lenses vary from centimetre to tens of metres in thickness.

Following drilling, GTK completed an historic resource calculation on the 3 most persistent chromitite lenses and a vanadium enriched gabbro.  Cumulate layers are noted to be very strike extensive with predictable grade and thickness.  Historical resource estimates are provided in Table 18 and are based upon a report entitled “Akanvaaran intrusion kromi-, kromivanadiini, vanadiini- ja platinametalli- kultaesiintynay” by Mutatanen, T. 1998 on behalf of the Geological Survey of Finland.

Table 18: Historical Resource Estimate for the Akanvaara Chromite Project, Finland

Name	Historical Resources (Million Tonnes)	Cr %	PGE ppm	V %	Comments
Akanvaara LC*	27.0	15.7	0.60	0.00
Akanvaara UC*	18.1	22.8	0.91	0.40	Reef thickness is 1 m, extent 7.9 km along strike, tonnage is estimated down to 300 m vertical depth where the occurrence is open along dip.
Akanvaara ULC*	10.0	15.3	0.00	0.00
Base of Magnetic Gabbro*	20.0	0.0	0.00	0.34	The 6 - 13 metres thick basal part of the magnetite gabbro unit, with V-rich magnetite. 20 million metric tons down to 100 metres (vertical) depth, with 0.34 % V, 0.10 % Cu, and 2.5 g/t Ag.

*The data from these projects is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. We have not completed sufficient exploration to verify the estimates and we are not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

GTK commissioned the Technical Research Centre of Finland (VTT) for preliminary mineral processing testing.  Samples from the UC horizon were used for flotation tests, which yielded a chromite concentrate with 33.8% Cr2O3 (chromium oxide) and 0.55% V with recovery of 92% and 88% respectively.  The chromite concentrate was shown to be relatively rich in iron, low in alumina and practically devoid of magnesium.  This suggests Akanvaara chromite-vanadium concentrate may have potential as a metallurgical and chemical grade raw material for production of ferrochrome, chrome-vanadium alloys and chrome chemicals.

Flotation tests completed on the uppermost lower chromitite (“ULC”) material gave a higher-grade concentrate of 38.3% Cr203, with the promising recovery of 86%.

A series of magnetic concentrates (approximately 10 - 12 weight % of the feed) were produced from the Magnetic Gabbro Unit which contained 1.55 - 1.59 weight % V with up to 60% recovery of vanadium.  A number of copper (Cu)-sulphide concentrates were also produced by flotation of this Magnetic Gabbro sample with a grade of 8 - 14% Cu, 1.4 g/t Au, 53 - 57 g/t Ag, 0.073 g/t Rh and 0.068 g/t Pt.

Subsequent to GTK’s tender, the property was held by Finnish company Outokumpu, who evaluated Akanvaara for PGE’s and recognised that magnetite-bearing gabbros in the uppermost section of the intrusion where little GTK drilling was complete were highly anomalous in PGE’s (to 1.26 g/t).  Outokumpu completed 5 drill holes and undertook extensive surface sampling.

Koitelainen

The Koitelainen layered intrusion is located 75 km northwest of Akanvaara.  The nearest railroad is found in Salla, 100 km to the south, and the area is accessible by car through a network of gravel logging and drill roads.  The Koitelainen project consists of one claim application for 6,545 hectares and is totally contained within a Natura 2000 area.

The Koitelainen intrusion is a flat, oval-shaped anticline, 26 km x 29 km in size with an estimated maximum thickness of around 3.2 km.  The interior of the anticline is made up of Archean footwall rocks to the intrusion through which the intrusion was emplaced.  The intrusion is divided into an ultramafic Lower Zone (LZ), a gabbroic Main Zone (MZ) and a gabbroic Upper Zone (UZ).

Chromite mineralization at Koitelainen was first discovered in 1977, and two principal levels of chromite mineralization are now known.  The Lower Chromitite (LC) layers are found within a pyroxene cumulate, and are continuous in drilling over a distance of about 20 km.  Four to six layers each over 0.3 m thick, with Cr2O3 from 10.6 to 32.2% have been discovered, the thickest drill intersection being 2.9 metres.  The basal contacts are generally sharp; the hanging wall contact is gradational from massive chromitite to chromite-disseminated pyroxenite.  The Upper Chromitite (UC) layer is a distinct interval up to 2.2 metres thick containing 21% Cr2O3, 0.4% V and 1.1 ppm PGE.  The UC is strike continuous, and compositionally and mineralogically homogeneous.

From 1973 to 1999, 131 holes for a total of 16,440 m were drilled at a range of chromite, PGE and vanadium targets at Koitelainen.  All drilling was completed on behalf of GTK, and the core remains in storage in Finland.

Using 42 drill holes, GTK undertook a resource estimate for a vanadium enriched ilmenomagnetite unit, discovered within the upper parts of the Koitelainen layered intrusion.  Using 17 drill holes and 4 drill holes, GTK completed historic resource calculations on the Upper and Lower Chromitite horizons respectively.  The Upper Chromitite layer is 1.3 m thick, and is noted to be very strike extensive with predictable grade and thickness.  Historical resource estimates are provided in Table 19 and are based upon a report entitled “Koitelaisen malmitutkimukset vuosina 1979-1989” by Mutatanen, T. 1989 on behalf of the Geological Survey of Finland.

Table 19: Historical Resource Estimate for the Koitelainen Chromite Project, Finland
Name	Historical Resources (Million tonnes)	Cr %	PGE ppm	V %	Comments
Magnetite Gabbro*	10.8	0.0	0.00	0.2	42 drill holes used in resource calculation. 4 strike extensive mineralized units, up to 40m thick.
Koitelainen UC*	70.0	15.7	1.10	0.0	The distinct UC layer averages 1.3 m thick. Resource to 500m vertical depth. 17 drill holes used in resource calculation.
Koitelainen LC*	2.0	14.4	1.38	0.4	The three to six LC layers extends for at least 20 km along strike.
*The data from these projects is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. We have not completed sufficient exploration to verify the estimates and we are not treating them as NI 43-101 defined resources or reserves verified by a qualified person; the historical estimate should not be relied upon.

Metallurgical testwork from Koitelainen has been poorly recorded and appears limited to the Magnetite Gabbro.  In 1976, it is reported that drill core was used as feed materials for weak magnetic separation testwork.  Recovery of the magnetic material was approximately 90%, with a concentrate grade of 50-50% Fe and 0.8-1.2% V.

Item 4A.  Unresolved Staff Comments.

Not Applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of our financial position, changes in financial position and results of operation for the fiscal years ended August 31, 2015, 2014 and 2013 should be read in conjunction with our accompanying audited consolidated financial statements and related notes included therein.

The effects of inflation and price changes have not had a material impact on our operations since our inception.

Our financial statements were prepared on a going concern basis which assumes that we will be able to realize our assets and discharge liabilities in the normal course of business.

Critical Accounting Estimates

Critical Judgments and Sources of Estimation Uncertainty

The preparation of our consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  Our consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods.  These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

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

(ii)
Management is required to assess the functional currency of each entity of our company.  In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary company, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which we operates.  As no single currency was clearly dominant we also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(iii)
Management is required to assess impairment in respect of exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined impairment indicators were present in respect of certain exploration and evaluation assets and as a result an impairment test was performed.  See also Note 6 of our Consolidated Financial Statements for the Years Ended August 31, 2015, 2014 and 2013 which are filed with this annual report.

(iv)
Although we take steps to verify title to exploration and evaluation assets in which it has an interest, these procedures do not guarantee our title.  Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

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

(ii)
The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  As a result of this assessment, management has carried out an impairment test on certain other exploration and evaluation assets and an impairment charge of $7,154 was made in fiscal 2015.

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

Significant Accounting Policies

A complete summary of our significant accounting policies is set out in Note 3 of the consolidated financial statements for the years ended August 31, 2015, 2014 and 2013, filed herewith.

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

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

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

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2015 and 2014, we have not classified any financial liabilities as FVTPL.

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

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  We are not exposed to significant credit or interest rate risk although cash is held in excess of federally insured limits with a major financial institution.  As at August 31, 2015 and 2014, we did not have any cash equivalents.

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

Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2015 and 2014, we do not have any decommissioning obligations.

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

Accounting Standards and Interpretations Issued but Not Yet Adopted

As of the date of this annual report, the following standards have not been applied in the consolidated financial statements:

(i)
IFRS 9 Financial Instruments; tentatively effective for annual periods beginning on or after January 1, 2018.  IFRS 9 replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortized cost and fair value.  IFRS 9 prohibits reclassifications except in rare circumstances when the entity’s business model changes.  The new standard removes the requirement to separate embedded derivatives from financial asset hosts.  It requires a hybrid contract to be classified in its entirety at either amortized cost or fair value.

(ii)
IFRS 15 Revenue from Contracts with Customers; is effective for annual periods beginning on or after January 1, 2018.  IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures.  The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and a number of revenue-related interpretations.  The new standard will apply to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.

Management is currently assessing the impact of these new standards on our accounting policies and financial statement presentation.

Operating results

Year Ended August 31, 2015 Compared to the Year Ended to August 31, 2014

As we are in the exploration stage of investigating and evaluating our unproven mineral interests, we have no revenue.

During the year ended August 31, 2015 (“fiscal 2015”), we incurred a net loss of $1,419,140 ($0.02 per share), a decrease in loss of $1,022,868, compared to a loss of $2,442,008 ($0.04 per share) for the year ended August 31,

2014 (“fiscal 2014”).  The decrease in loss during fiscal 2015 was attributed primarily to a reduction of corporate and field general administration and overhead activities during the current economic period, reduction in corporate development and legal costs, reallocation of human resources and reduced recognition of share-based compensation.

Excluding share-based compensation, general and administrative expenses decreased by $781,031, from $2,206,882 during fiscal 2014 to $1,425,851 during fiscal 2015.  Specific general and administrative expenses with significant fluctuations are as follows:

•
$88,955 (2014 - $180,525) for travel expenses, primarily for our personnel to oversee our ongoing property exploration programs, attend international investment conferences and conduct financing activities.  Travel expenses were lower during fiscal 2015 compared to fiscal 2014 as a result of our participating in fewer international investment conferences and reduced trips to conduct financing and investor relations activities.  During fiscal 2014 we incurred significant travel expenses to oversee our ongoing property exploration programs, review financing proposals and to meet with consumers of REE production to establish working relationships;

•
corporate development expenses were lower during fiscal 2015 compared to fiscal 2014 from $149,280 in fiscal 2014 to $36,673 in fiscal 2015.  During fiscal 2014 we participated in several international investment conferences and market awareness programs;

•
salaries and benefits decreased by $261,012, from $304,999 in fiscal 2014 to $43,987 in fiscal 2015 mainly due to the change in personnel and a reduction of staff employed by us.  In fiscal 2014 our general manager was directly employed.  In fiscal 2015 the manager’s services were provided through an engineering firm and, thus, recorded as part of professional fees;

•
legal expenses decreased by $69,112, from $246,118 in fiscal 2014 to $177,006 in fiscal 2015 period.  During fiscal 2014 legal costs were higher due to the preparation and filing of a base shelf prospectus;

•	general exploration expenses fluctuate due to allocations to capitalized exploration categories and levels of general due diligence;

•	general exploration activities were limited in fiscal 2015 and, as a result, $15,507 was incurred compared to $82,650 in fiscal 2014; and

•	office expenses decreased by $44,032, from $91,905 in fiscal 2014 to $47,873 in fiscal 2015 due to the reduction in corporate and field general administration activities in fiscal 2015.

During fiscal 2015 we recorded $51,300 (2014 - $225,200) for share-based compensation for the immediate vesting of 135,000 (2014 - 360,000) share options granted.

During fiscal 2015 we did not complete any private placements.  During fiscal 2014 we completed a private placement of 4,919,940 units for gross proceeds of $5,411,934.  In addition, during fiscal 2014, we received $351,000 from the exercises of share options for 285,000 common shares.  The proceeds from the private placement and the exercises of share options were utilized to advance work on our Norra Kärr and Olserum projects and for general working capital purposes.

Interest income generated during fiscal 2015 was $44,679, a decrease of $60,481 from $105,160 earned during fiscal 2014.  The decrease in interest income during fiscal 2015 was due to higher levels of cash held during fiscal 2014.

Year Ended August 31, 2014 Compared to the Year Ended to August 31, 2013

As we are in the exploration stage of investigating and evaluating our unproven mineral interests, we have no revenue.

During the year ended August 31, 2014, we incurred a net loss of $2,442,008 ($0.04 per share), a decrease in loss of $1,039,234, compared to a loss of $3,481,242 ($0.06 per share) for the year ended August 31, 2013 (“fiscal 2013”).  The decrease in loss during fiscal 2014 was attributed primarily to decreases in share-based compensation recognized, professional fees incurred and impairment charges to exploration and evaluation assets recorded in fiscal 2014 compared to fiscal 2013.

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
•
incurred $475,484 (2013 - $583,023) for professional services, of which we incurred $278,410 (2013 - $307,742) by our directors and officers, $58,450 (2013 - $136,872) by consultants in Sweden and $138,624 (2013 - $138,409) by consultants for general corporate services;

•	$163,500 (2013 - $162,000) for management fees charged through Sierra Peru Pty (“Sierra”) for remuneration of Mr. Mark Saxon, our President and CEO and one of our directors; and
•	salaries and benefits of $304,943 (2013 - $290,616) for employees in the exploration office in Sweden.

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

During fiscal 2014, we completed a private placement of 4,919,940 units for gross proceeds of $5,411,934.  See “Item 4. Information on the Company – Three Year History – Year Ended August 31, 2014.” The proceeds have been allocated to advance work on our Norra Kärr and Olserum projects and for general working capital purposes.  During fiscal 2013, we did not complete any private placements.

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

Investments

We hold 2,647,059 common shares of Hannans Reward Limited (“Hannans”), a public company listed on the Australian Stock Exchange, which have been designated as available-for-sale for accounting purposes.  To date there have been no dispositions of the Hannans shares.  As at August 31, 2015 the quoted market value of the investment was $12,402.

During fiscal 2014, we received 600,000 common shares of Thomson Resources Limited (“Thomson”) at a fair value of $16,603, on the sale of exploration data which had been partly generated by us.  Thomson is a public company listed on the Australian Stock Exchange and the Thomson shares have been designated as available-for-sale for accounting purposes.  As at August 31, 2015, the quoted market value of the Thomson shares was $22,488.

Exploration and Evaluation Assets

During fiscal 2015, we incurred a total of $1,616,519 (2014 - $3,029,350) on the acquisition, exploration and evaluation of our unproven resources assets, of which $1,493,960 (2014 - $2,779,131) was incurred on the Norra Kärr property, $37,654 (2014 - $98,719) was incurred on the Olserum property and $84,905 (2014 - $151,450) on other properties.  In addition, during fiscal 2015 we recorded an impairment of exploration and evaluation assets of $7,154 (2014 - $46,636) on certain properties.  Primary activities during fiscal 2015, were focused on completing metallurgical testing and preparation of the PFS on the Norra Kärr property.

Exploration and Evaluation Assets

	August 31, 2015
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	103,260	11,372,780	11,476,040
Olserum	182,058	581,111	763,169
Other Properties	168,281	68,528	236,809
	453,599	12,022,419	12,476,018

	August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	9,889,283	9,982,080
Olserum	159,317	573,352	732,669
Other Properties	112,853	39,051	151,904
	364,967	10,501,686	10,866,653

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $

Balance at August 31, 2013	7,202,949	633,900	44,230	2,860	7,883,939
Exploration costs
Consulting	579,055	72,570	-	33,436	685,061
Database	2,424	-	-	191	2,615
Exploration site	8,490	1,069	-	265	9,824
Geochemical	94,575	3,723	-	4,192	102,490
Geological	156,299	-	-	-	156,299
Maps	1,442	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	429,895
Recovery	(69,808)	-	-	-	(69,808)
Salaries	43,853	-	-	-	43,853
Surface rights	76,364	-	-	-	76,364
Technical report	1,364,575	-	-	-	1,364,575
Travel	22,215	2,896	-	76	25,187
	2,709,379	80,258	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	16,353	51,696
Issuance of common shares	52,920	-	-	51,500	104,420
Acquisition	-	-	-	45,000	45,000
	69,752	18,511	-	112,853	201,116
Impairment	-	-	(44,230)	(2,406)	(46,636)
Balance at August 31, 2014	9,982,080	732,669	-	151,904	10,866,653
Exploration costs
Consulting	381,013	5,326	-	6,148	392,487
Drilling	107,857	-	-	-	107,857
Exploration site	1,641	-	-	200	1,841
Geochemical	35,346	-	-	2,955	38,301
Geological	72,494	-	-	-	72,494
Maps	-	1,158	-	2,673	3,831
Recovery	(52,670)	-	-	-	(52,670)
Salaries	44,255	1,903	-	17,501	63,659
Surface rights	106,278	-	-	-	106,278
Technical report	784,944	-	-	-	784,944
Travel	2,339	-	-	-	2,339
	1,483,497	8,387	-	29,477	1,521,361
Acquisition costs
Mining rights	10,463	29,267	-	9,899	49,629
Acquisiton	-	-	-	45,529	45,529
	10,463	29,267	-	55,428	95,158
Impairment	-	(7,154)	-	-	(7,154)
Balance at August 31, 2015	11,476,040	763,169	-	236,809	12,476,018

Cash Flows

During fiscal 2015 cash decreased by $3,528,561, reflecting the utilization of $1,170,293 for operating activities and $2,358,268 for investing activities.  No financing activities occurred in fiscal 2015.

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

As at August 31, 2015, we had working capital of $2,478,303.  We have prepared a budget of approximately $1,500,000 for the fiscal year ending August 31, 2016.  We believe we currently have adequate resources to maintain our core operations and planned work programs on our existing exploration and evaluation assets for the next twelve months from the date of this annual report; however, we recognize that work programs may change with ongoing results and, as a result, we may be required to obtain additional financing. We will continue to rely on the sale of our equity securities to provide funds for our activities; however, there is no assurance that we will be able to do so.

We have relied solely on equity financing to raise the requisite financial resources.  While we have been successful in the past, there can be no assurance that we will be successful in raising future financing should the need arise.

Research and Development / Exploration Expenses

During the fiscal years ended August 31, 2015, 2014 and 2013, we spent $1,521,361, $2,828,234 and $2,167,852, respectively, on mineral exploration costs (exclusive of acquisition costs) which have been capitalized. In addition, during the fiscal years ended August 31, 2015, 2014 and 2013, we spent $15,507, $82,650 and $165,846, respectively, on general exploration costs which have been expensed. During the fiscal years ended August 31, 2015, 2014 and 2013, we spent $95,158, $201,116 and $55,036, respectively, on mineral acquisition costs.

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

Tabular Disclosure of Contractual Obligations

The following table summarizes our obligations and commitments to make future payments for the periods specified as of August 31, 2015:

Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Purchase Obligations	None1	None1	None	None	None
Long-Term Debt Obligations	None	None	None	None	None
Capital (Finance) Lease Obligations	None	None	None	None	None
Operating Lease Obligations	None	None	None	None	None
Other Long-Term Liabilities Reflected on our Balance Sheet under IFRS.	None	None	None	None	None
Total	None1	None1	None	None	None

1.  We entered into a Letter Agreement with Kingsmen dated October 7, 2013 (the “Letter Agreement”), pursuant to which we agreed to purchase certain exploration licenses and the associated technical information from Kingsmen in exchange for (a) a total of 100,000 of our common shares, and (b) $45,000.  With respect to the 100,000 shares to be issued to Kingsmen under the terms of the Letter Agreement, the shares are to be issued in two phases: (a) 50,000 shares on closing, and (b) 50,000 shares in the event of commencement of commercial production from any of the properties.  As of the date of this annual report, we have issued 50,000 shares to Kingsmen in connection with the closing of the transaction which occurred on November 12, 2013.  We do not know if, or when, the remaining 50,000 shares will be issued.  Based on the closing price of our common shares on the TSXV on November 20, 2015, which was $0.24, the remaining 50,000 shares have a value of $12,000. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

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
MARK SAXON President, Chief Executive Officer & Director Victoria, Australia Age: 45
Professional Geologist. President and CEO of Tasman. Founding director of Flinders Resources Limited and Mawson Resources Limited (“Mawson”).  Mr. Saxon is a Fellow of the Australasian Institute of Mining and Metallurgy and a member the Australian Institute of Geoscientists.
Since October 22, 2009

Name, Position, Municipality of Residence and Age(1)	Principal Occupation or Employment during the Past 5 years(1)	Director/Officer Since(2)
NICK DEMARE Chief Financial Officer & Director British Columbia, Canada Age: 61
Chartered Professional Accountant.  President of Chase Management Ltd. since 1991.  Chase is a private company which provides accounting, management, securities regulatory compliance and corporate secretarial services to companies listed on the TSXV and The Toronto Stock Exchange and its predecessors.  He also serves as an officer and/or director of a number of publicly listed companies. Mr. DeMare holds a Bachelor of Commerce degree from the University of British Columbia and is a member in good standing of the Institute of Chartered Accountants of British Columbia.
Since October 22, 2009

DAVID HENSTRIDGE(3)(4)(5)(6) Non-Executive Chairman & Director Victoria, Australia Age: 67
Self-employed professional geologist, Mr. Henstridge was the President & CEO of Kingsmen from January 2000 to January 2013. Founding director of Tasman, Kingsmen, Mawson and Tinka Resources Limited (“Tinka”).  Mr. Henstridge has a B.Sc. (Hons) in Geology and is a Fellow of the Australasian Institute of Mining and Metallurgy and a Member of both the Australian Institute of Geoscientists and the Geological Society of Australia.
Since October 22, 2009

MICHAEL HUDSON Director Victoria, Australia Age: 46
Professional Geologist.  President, CEO, Chairman and a founding director of Mawson and a founding director of Tasman and Flinders. He is a Fellow of the Australasian Institute of Mining and Metallurgy and Member of both the Society for Economic Geologists and Australian Institute of Geoscientists.
Since October 22, 2009

ROBERT G. ATKINSON(3)(4)(5)(6) Director British Columbia, Canada Age: 75	Self-employed businessman, Vice Chairman of Atlantic Gold Corp. (formerly, Spur Ventures Inc.).	Since October 22, 2009

GILLYEARD (GIL) LEATHLEY(3)(4)(5)(6) Director British Columbia, Canada Age: 78
Retired. Qualified Mine Surveyor and Industrial Engineer, Chief Operation Officer of Sunward Resources Ltd. from February 2013 to June 2015.  Previously, Chief Operation Officer of NovaGold Resourcs Inc. from November 2010 to November 2012 and independent mining consultant from January 2000 to November 2010.
Since September 13, 2011

MARIANA BERMUDEZ Corporate Secretary British Columbia, Canada Age: 40	Employed by Mawson since April 2013. Previously, employed by Kingsmen from January 2004 to April 2013. Corporate Secretary of Tinka, Mawson, Tasman, Flinders and Mitchell Resources Ltd.	Since October 22, 2009

(1)	The information as to country of residence and principal occupation, not being within our knowledge, has been furnished by the respective director or officer individually.
(2)	We were formed on October 22, 2009 through the Amalgamation.
(3)	Denotes member of the Audit Committee.
(4)	Denotes member of the Compensation Committee.
(5)	Denotes member of the Nominating Committee.
(6)	Denotes member of the Corporate Governance Committee

There are no family relationships between any of our directors or executive officers.  To the best of our knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of our officers or directors was selected as an officer or director of Tasman.

On September 23, 2011, we adopted a Code of Business Conduct and Ethics and Compensation Committee, Corporate Governance Committee and Nominating Committee Charters.  The Code of Business Conduct was last updated on June 4, 2015.  See “Item 16B. Code of Ethics.”  Our other charters were last reviewed on October 27, 2014.

As of November 20, 2015, our directors and officers beneficially owned, directly or indirectly, or had control of or direction over an aggregate of 11,497,677 of our common shares, representing approximately 17.37% of the issued and outstanding common shares as of November 20, 2015.

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

Nick DeMare is a former independent director of Andean American Mining Corp. (“Andean American”).  On August 2, 2007, the BCSC issued Andean American a cease trade order for deficiencies in Andean American’s continuous disclosure material related to its resource properties and for deficiencies in a previously filed technical report.  On October 22, 2007, Andean American filed an amended NI 43-101 report and issued a clarifying news release.  The BCSC revoked the cease trade order and the shares resumed trading on October 24, 2007.

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

The following is a list of our directors and any company, which is a reporting issuer in Canada or the United States, and for which such director currently serves as a director:

Mark Saxon:  Mawson Resources and Flinders Resources Limited.

Nick DeMare:  Aguila American Resources Ltd., Cliffmont Resources Ltd., East West Petroleum Corp., Inc., Flinders Resources Limited, GGL Diamond Corp., Hansa Resources Limited, Mitchell Resources Ltd. (formerly, Kola Mining Corp.), Lariat Energy Ltd., Mawson Resources Limited, Mirasol Resources Ltd., Rochester Resources Ltd., Rockshield Capital Corp., Salazar Resources Limited, Tinka Resources Limited and Kingsmen Resources Ltd. (formerly, Tumi Resources Limited).

David Henstridge:  Mawson Resources Limited, Mitchell Resources Ltd. (formerly, Kola Mining Corp.), Kingsmen Resources Ltd. (formerly, Tumi Resources Limited) and Tinka Resources Limited.

Michael Hudson:  Mawson Resources Limited and Flinders Resources Limited

Gillyeard (Gil) Leathley:  Mawson Resources Limited and NovaGold Resources Inc.

Robert Atkinson: Cassius Ventures Ltd., Flinders Resources Limited, Hansa Resources Limited and Atlantic Gold Corporation (formerly, Spur Ventures Inc.)

Compensation

During fiscal 2015, our directors and officers, as a group, had received or charged us a total of $440,090 for services rendered by the directors and officers or companies owned by the individuals; this includes $52,570 to Chase for its staff and $4,020 paid to Chase for office rent. During fiscal 2015, we did not grant any stock options to our directors and officers. See also “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all annual and long term compensation for services in all capacities provided to us for the financial years ended August 31, 2015, 2014, and 2013 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and Chief Financial Officer), as at August 31, 2015, whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of Tasman, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers”):

Name and principal position	Year(1)	Salary ($)(2)	Option-based awards ($)(3)	All other compensation ($)	Total compensation ($)(2)
Mark Saxon President & CEO	2015 2014 2013	180,000 163,500 162,000	Nil Nil Nil	Nil Nil Nil	180,000 163,500 162,000
Nick DeMare CFO	2015 2014 2013	42,000 36,000 30,000	Nil Nil Nil	56,590(4) 62,320(4) 53,125(4)	98,590 98,320 83,125
James Powell(5) Vice-President of Corporate Development	2015 2014 2013	Nil Nil Nil	Nil Nil 51,250(3)	41,500 (6) 95,500(6) 126,000(6)	41,500 95,500 177,250
NOTES:

1.	Financial years ended August 31.
2.	All amounts shown were paid in Canadian currency, our reporting currency.
3.
Figures represent the grant date fair value of the options.  We used the Black-Scholes option pricing model for calculating such fair value, as such model is commonly used by junior public companies. Key assumptions used for fiscal 2013: Risk-free interest rate – 1.10%; estimated volatility – 98%; expected life – 3 years; estimated dividend yield – 0%; estimated forfeiture rate – 0%.

4.	Billed by Chase, a private company owned by Mr. DeMare, for administrative, accounting and management services provided and office rent.
5.	Mr. Powell resigned from his position as Vice President of Corporate Development in February 2015.
6.	Billed by Albis Capital Corp. (“Albis”), a private company owned by Mr. Powell, for professional services provided.

Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets forth for the NEOs, the incentive stock options (option-based awards), pursuant to our stock option plan, outstanding as at August 31, 2015.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
Mark Saxon	Nil	Nil	N/A	Nil
Nick DeMare	Nil	Nil	N/A	Nil
James Powell	Nil	Nil	N/A	Nil

Incentive Plan Awards – Value Vested or Earning During The Year

The following table sets forth for the NEOs, the value vested during the financial year ended on August 31, 2015 for options awarded under our stock option plan, as the value earned under non-equity incentive plans for the same period.

Name	Option-based awards – Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Mark Saxon	Nil	N/A
Nick DeMare	Nil	N/A
James Powell	Nil	N/A

Termination and Change of Control Benefits

Effective October 1, 2010, we entered into a Management Agreement with Sierra Peru Pty Ltd. pursuant to which we have retained the services of Mr. Mark Saxon as our President and CEO.  The monthly compensation payable under the Management Agreement was increased from $13,000 per month to $13,500 per month by the board of directors effective November 18, 2010, retroactive to October 1, 2010. The monthly fees payable under the Management Agreement were further increased from $13,500 to $15,000 by the board of directors on August 11, 2014, with an effective date of August 1, 2014, as reflected in a letter agreement dated September 8, 2014.  The Management Agreement shall continue until the agreement is terminated in accordance with the terms of the Management Agreement. In addition, we have agreed to reimburse certain expenses incurred in connection with our business and to issue Mr. Saxon stock options as approved by the board of directors from time to time.  In the event that Mr. Saxon's services are terminated (i) by us without cause or (ii) in certain circumstances in connection with a change of control of Tasman, then we will be required to pay all accrued and unpaid compensation (and accrued expenses) plus 24 months compensation (which as of August 31, 2015 would be $360,000).  Sierra Peru Pty Ltd.is owned jointly by Mr. Saxon and Mr. Michael Hudson, a director of Tasman.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors for our most recently completed financial year.

Name	Fees Earned ($)	Option-based awards ($)	All other compensation ($)	Total ($)
David Henstridge	30,000	-	-	30,000
Michael Hudson	30,000	-	-	30,000
Robert G. Atkinson	18,000	-	-	18,000
Gillyeard Leathley	42,000	-	-	42,000
Mark Saxon	See note(1)	-	-	-
Nick DeMare	See note(1)	-	-	-

NOTES:

1.	Messrs. Saxon and DeMare are NEOs and their compensation is disclosed in the Summary Compensation Table above. Mr. Saxon does not receive compensation for his services as director.

Outstanding Option-Based Awards

The following table sets forth for each director, other than those who are also NEOs of Tasman, all awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year.

Name	Option-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
David Henstridge	Nil	Nil	N/A	Nil
Michael Hudson	Nil	Nil	N/A	Nil
Robert G. Atkinson	Nil	Nil	N/A	Nil
Gillyeard Leathley	Nil	Nil	N/A	Nil

Incentive Plan Awards – Value Vested or Earned During The Year

The following table sets forth, for each director, other than those who are also NEOs of Tasman, the value of all incentive plan awards vested during the year ended August 31, 2015.

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

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding compensation plans under which securities of Tasman are authorized for issuance to directors, officers, employees and consultants in effect as of the end of the fiscal year ended August 31, 2015:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (2) (c)
Equity Compensation Plans Approved By Securityholders (1)	525,000	0.97	6,089,192
Equity Compensation Plans Not Approved By Securityholders	N/A	N/A	N/A
Total	525,000	0.97	6,089,192

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

(2)	Based on 66,141,922 common shares issued and outstanding as at August 31, 2015.

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

Interest of Informed Persons in Material Transactions

Other than transactions carried out in the normal course of business of our company or any of our affiliates, none of our directors or executive officers, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of Tasman nor an associate or affiliate of any of the foregoing persons had since September 1, 2014 (the commencement of our last completed financial year) any material interest, direct or indirect, in any transactions which materially affected us or any of our subsidiaries or in any proposed transaction which has or would materially affect us or any of our subsidiaries. See “Item 7. Major Shareholders and Related Party Transactions – Related Party Transactions.”

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

Audit Committee

Composition and Responsibilities

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803B of the NYSE MKT Company Guide. As of August 31, 2015, our Audit Committee was composed of Messrs. Leathley, Henstridge and Atkinson (Chair).

Section 803B(2)(a) of the NYSE MKT Company Guide provides that “[e]ach issuer must have . . . an audit committee of at least three members, each of whom . . . satisfies the independence standards specified in Section 803A and Rule 10A-3 under the Securities Exchange Act of 1934.”

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

The Audit Committee’s Charter sets out all of the Audit Committee’s responsibilities and duties and requirements for the composition of the Audit Committee, Audit Committee meetings and the Audit Committee’s funding and hiring of advisors.  A copy of the Audit Committee Charter is attached as Exhibit 15.8 to this annual report and incorporated by reference into this annual report.

See “Item 16A. Audit Committee Financial Expert.”

Employees

As at August 31, 2015, we had two (two – 2014; five  – 2013) full-time employees and employed nine (nine – 2014; eight – 2013;) part-time employees and/or contractors.

Share Ownership

The following table sets forth certain information regarding ownership of our shares by our officers and directors as of November 20, 2015. The information as to securities beneficially owned, or controlled or directed, directly or indirectly, by the directors and officers named below is in each instance based upon information furnished by the person concerned.

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Shares	Mark Saxon	2,754,632(2)	4.16%
Common Shares	Nick DeMare	2,727,809(3)	4.12%
Common Shares	David Henstridge	2,675,812(4)	4.05%
Common Shares	Michael Hudson	2,686,652(5)	4.06%
Common Shares	Robert Atkinson	625,272(6)	0.94%
Common Shares	Gillyeard Leathley	22,000	0.03%
Common Shares	Mariana Bermudez	5,500	0.01%

NOTES:

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from November 20, 2015, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 66,141,922 shares of common stock outstanding as of October 31, 2015.

(2)
Includes 308,000 shares held by Mr. Saxon, 2,436,632 shares held by Mr. Saxon’s family trusts and 10,000 warrants held by Mr. Saxon to acquire 10,000 shares at a price of $1.50 per share which expire on February 11, 2017.

(3)	Includes 2,703,809 shares held by Mr. DeMare and 24,000 shares owned by DNG Capital Corp., a private company wholly-owned by Mr. DeMare.
(4)	Includes 2,655,088 shares held by Mr. Henstridge and 20,724 shares held by Mr. Henstridge’s family trust.
(5)	Includes 275,000 shares held by Mr. Hudson and 2,411,652 shares held by Mr. Hudson’s family trusts.
(6)	Includes 575,272 shares held by Mr. Atkinson and 50,000 warrants to acquire 50,000 shares at a price of $1.50 per share which expire on February 11, 2017.
(7)	Includes 22,000 shares held by Mr. Leathley.

All of our shareholders have the same voting rights.

Stock Option Plan

In 2009, we adopted a rolling stock option plan (the “Plan”), which makes a total of 10% of our issued and outstanding shares available for issuance thereunder. The Plan was last approved by shareholders on May 19, 2015. The TSXV requires shareholder approval of the Plan on a yearly basis.

The Plan is a rolling stock option plan, which makes a total of 10% of our issued and outstanding shares at any time available for issuance thereunder. The purpose of the Plan is to provide us with a share related mechanism to enable us to attract and retain qualified directors, officers, employees, management company employees and consultants, promote a proprietary interest in our company and our affiliates among our employees, management company employees, officers, directors and consultants, and stimulate the active interest of such persons in the development and financial success of our company and our affiliates. The Plan provides that it is solely within the discretion of the Board to determine which directors, officers, employees, management consultant employees and consultants should receive options and in what amounts.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan:

(a)
The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of our issued and outstanding shares. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the

Board in its sole discretion, shall not be less than the closing price of our shares traded through the facilities of the TSXV on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSXV, and in any event, the exercise price will not be less than $0.10.

(b)
The maximum aggregate number of shares that may be reserved under the Plan for issuance to any one individual in any 12 month period shall not exceed 5% of our issued and outstanding shares at the time of grant, unless we have obtained “disinterested shareholder approval” in accordance with the policies of the TSXV.

(c)
The maximum aggregate number of shares that may be reserved under the Plan or other share compensation arrangements of our company for issuance to any one consultant during any 12 month period shall not exceed 2% of our issued and outstanding shares at the time of grant.

(d)
The maximum aggregate number of shares that may be reserved under the Plan or other share compensation arrangements of our company for issuance to persons who are employed in investor relations activities during any 12 month period shall not exceed 2% of our issued and outstanding shares.

(e)
Options issued to consultants who perform investor relations activities will be subject to a vesting schedule of at least 12 months whereby no more than 25% of the options granted may be vested in any three month period. Options issued to optionees other than consultants who perform investor relations activities may, at the discretion of the Board or committee of the Board, be subject to vesting conditions.

(f)
Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

(g)
If the option holder ceases to be a director, officer, employee, management company employee or consultant of our company (other than by reason of death or termination for cause), as the case may be, then the option granted shall expire within 90 days following the date that the option holder ceases to be a director or ceases to be employed by us, or for those holders engaged in providing investor relations services, the options granted shall expire within 30 days following the date that the option holder ceases to provide such investor relations services, unless the Board or committee of the Board, at its own discretion, extends the expiry of the option. In the event of the death of an optionee, an option which remains exercisable may be exercised in accordance with its terms by the person or persons to whom such optionee’s rights under the option shall have passed under the optionee’s will or pursuant to law, for a period not exceeding one year from the optionee’s death. In the event that the optionee shall cease to be an officer, employee, management company employee or consultant of our company for termination for cause, the option shall terminate and shall cease to be exercisable immediately upon such termination for cause.

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

During fiscal 2015, 2,145,000 stock options expired without being exercised.

As of November 26, 2015, a total of 450,000 stock options, each option to purchase one common share, granted by us to certain consultants were outstanding with exercise prices ranging from $0.60 to $1.47 per common share as set forth below.

Number Outstanding(1)	Exercise Price $	Expiry Date
30,000	1.07	February 11, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23,2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
135,000	0.60	October 7, 2017
450,000
Note:

(1)	Each stock option is exercisable to purchase one Common Share.

As of September 1, 2014, and August 31, 2015, the number of unoptioned shares available for issuance under the Plan was 4,079,192 and 6,089,192, respectively.

There are no assurances that the options described above will be exercised in whole or in part.

We have not repriced any stock options since September 1, 2014.

Warrants

As of the date of this annual report, there are 4,919,940 warrants outstanding at an exercise price of $1.50 per warrant of which, 3,875,863 expire on February 11, 2017, and 1,044,077 expire on March 31, 2017.  Each warrant is exercisable for one common share.

Finder’s Warrants

As of the date of this annual report, there are 15,495 finder’s warrants outstanding at an exercise price of $1.50 per warrant which expire on February 11, 2017.   Each finder’s warrant is exercisable for one common share.

Compensation Options

As at the date of this annual report, there are 295,907 compensation options issued and outstanding. Each compensation option is exercisable into units consisting of one common share and one non-transferable common share purchase warrant (the “Unit Warrants”). Each Unit Warrant is exercisable at a price of $1.50 per common share for three years from the issuance of the compensation option as follows (assuming exercise of the compensation options): 192,000 Unit Warrants exercisable until February 11, 2017, and 103,907 Unit Warrants exercisable until March 31, 2017. On February 11, 2014 we closed the first tranche of the private placement financing and issued 192,000 of these compensation options. On March 31, 2014, we completed the final tranche of the private placement and issued an additional 103,907 compensation options.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

To the best of our knowledge, as of October 31, 2015, there are no persons who own five percent (5%) or more of our outstanding shares.

United States Shareholders

As of November 10, 2015, there were 14 registered holders of our common shares in the United States, with combined holdings of 1,372,823 shares, representing 2% of our issued shares on such date.  We do not know how many beneficial shareholders we currently have in the United States.

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

Other than as disclosed below, for the period from September 1, 2014, through November 25, 2015, we have not entered into any transactions or loans between us and any:  (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, us; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over us, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

(a)	Transactions with Key Management Personnel

During fiscal 2015 and 2014 the following amounts were incurred with respect to our executive officers, comprising the President and CEO (Mark Saxon), former Vice-President of Corporate Development (James Powell) and Chief Financial Officer (Nick DeMare):

	2015 $	2014 $

Management fees - Mr. Saxon	180,000	163,500
Professional fees - Mr. Powell*	41,500	95,500
Professional fees - Mr. DeMare	42,000	36,000
	263,500	295,000

*Mr. Powell resigned on February 13, 2015.

As at August 31, 2015, $36,000 (2014 - $32,000) of the above amounts remained unpaid.

We have a management agreement with our President.  See “Item 6. Directors, Senior Management and Employees – Compensation – Termination and Change of Control Benefits.”

(b)	Transactions with Other Related Parties

(i)	During fiscal 2015 and 2014 the following amounts were incurred with respect to our non-management directors (David Henstridge, Robert G. Atkinson, Gil Leathley and Michael Hudson):

	2015 $	2014 $

Professional fees - Mr. Henstridge	30,000	39,000
Professional fees - Mr. Atkinson	18,000	18,000
Professional fees - Mr. Leathley	42,000	36,000
Professional fees - Mr. Hudson	30,000	30,000
	120,000	123,000

As at August 31, 2015, $29,500 (2014 - $20,000) of the above amounts remained unpaid.

(ii)
During fiscal 2015, we incurred a total of $52,570 (2014 - $58,300) to Chase for accounting and administration services provided by Chase personnel, excluding Mr. DeMare, and $4,020 (2014 - $4,020) for rent.  As at August 31, 2015, $3,335 (2014 - $3,335) remained unpaid.

(c)
During fiscal 2015, we incurred $25,590 (2014 - $23,251) for shared administration costs with Mawson Resources Limited (“Mawson”) a public company with common officers and directors.  Nick DeMare is the CFO and a director of Mawson.   Michael Hudson is the Chairman, President, CEO and a director of Mawson.  Mark Saxon is a director of Mawson.  David Henstridge is a director of Mawson.  Mariana Bermudez is the corporate secretary of Mawson.  Gillyeard Leathley is a director of Mawson.  As at August 31, 2015, $1,410 (2014 - $363) of the amount remained unpaid.

(d)
During fiscal 2015, we recorded a recovery of $21,892 (2014 - $36,844) for shared office personnel and costs from Mawson, Tinka Resources Limited (“Tinka”) and Flinders Resources Limited (“Flinders”), public companies with common officers and directors.  Nick DeMare is the CFO and a director of each of Mawson, Tinka and Flinders.  Each of Michael Hudson, Mark Saxon and Robert Atkinson are directors of Flinders.   Michael Hudson and Mark Saxon are also directors of Mawson.  David Henstridge is a director of Mawson and Tinka.  Gillyeard Leathley is a director of Mawson.  Mariana Bermudez is the corporate secretary of each of Mawson, Tinka and Flinders.

(e)
During fiscal 2015, we announced the acquisition of a 100% interest in a portfolio of stratiform chromite projects in north-eastern Finland totaling 11,295 ha in size in exchange for the refund of costs incurred to date of $45,529 by Kipu Metals Corp., a company owned and controlled by  Mr. Michael Hudson, a director of Tasman, and Mr. Mark Saxon, our President, CEO and a director.  See “Item 4. Information on the Company – Property, Plant and Equipment – Other Projects – Chromite Projects.”

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information	Page
Audited Consolidated Financial Statements for the Years Ended August 31, 2015, 2014 and 2013	F-1

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

Legal Proceedings

None.

Item 9.  The Offer and Listing.

Price History

Our common shares are listed on the TSXV and trade under the symbol of “TSM”.  We are a Tier 1 issuer on the TSXV.  Our common shares were quoted on the Frankfurt Stock Exchange on April 6, 2010 under the symbol “T61”.  On December 2, 2011, our common shares were listed for trading on the NYSE MKT under the symbol “TAS”.

The following tables set forth information relating to the trading of the common shares on the TSXV and the NYSE MKT for the periods indicated.

The following tables set forth the market price ranges of our common shares on the TSXV for the periods indicated:

TSX Venture Exchange Stock Trading Activity

	Sales Price ($)
Year Ended	High	Low
August 31, 2015	1.05	0.36
August 31, 2014	2.08	0.70
August 31, 2013	1.97	0.51
August 31, 2012	3.99	1.26
August 31, 2011	5.98	1.11

	Sales Price ($)
Quarter Ended	High	Low
Fiscal 2015
August 31, 2015	0.84	0.36
May 31, 2015	0.86	0.54
February 28, 2015	0.99	0.40
November 30, 2014	1.05	0.52

Fiscal 2014
August 31,2014	1.33	0.88
May 31, 2014	2.08	1.04
February 28, 2014	1.65	0.80
November 30, 2013	1.13	0.70

	Sales Price ($)
Month Ended	High	Low
October 31, 2015	0.40	0.33
September 30, 2015	0.54	0.37
August 31, 2015	0.49	0.36
July 31, 2015	0.66	0.42
June 30, 2015	0.84	0.62
May 31, 2015	0.84	0.61

The following tables set forth the market price ranges of our common shares on the NYSE MKT for the periods indicated:

NYSE MKT Stock Trading Activity

	Sales Price (US$)
Year Ended	High	Low
August 31, 2015	0.97	0.25
August 31, 2014	1.89	0.66
August 31, 2013	2.04	0.50
August 31, 2012 (1)	2.85	1.24
August 31, 2011	N/A	N/A

(1) From December 2, 2011 to August 31, 2012.

	Sales Price (US$)
Quarter Ended	High	Low
Fiscal 2015
August 31, 2015	0.68	0.25
May 31, 2015	0.73	0.42
February 28, 2015	0.79	0.32
November 30, 2014	0.97	0.46

Fiscal 2014
August 31, 2014	1.24	0.80
May 31, 2014	1.89	0.95
February 28, 2014	1.58	0.81
November 30, 2013	1.09	0.66

	Sales Price (US$)
Month Ended	High	Low
October 31, 2015	0.30	0.25
September 30, 2015	0.41	0.27
August 31, 2015	0.37	0.25
July 31, 2015	0.53	0.32
June 30, 2015	0.68	0.50
May 31, 2015	0.69	0.51

Registration, Transfer and Par Value

Our common shares, no par value, are registered.  Our transfer agent is Computershare Investor Services Inc. ("Computershare"), 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, and for the purposes of our listing on the NYSE MKT, Computershare's office at 350 Indiana Street, Suite 750, Golden, CO 80401, was appointed as co-agent.

Item 10.  Additional Information.

Memorandum and Articles of Association

As a result of the Amalgamation, Tasman continued as a company under the BCBCA on October 22, 2009, under incorporation number BC0864416.  See “Item 4. Information on the Company – History and Development of the Company.”  Our objectives and purposes are not described in our Articles or Notice of Articles and there is no requirement applicable to us under the Notice of Articles, Articles or the BCBCA to do so. No restrictions on business are contained in our Articles or Notice of Articles.

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

The borrowing powers may be varied by amendment to our Articles which requires approval of our shareholders by ordinary resolution, being a resolution passed by a simple majority of the votes cast on the resolution (an  “Ordinary Resolution”).

4.	Retirement or non-retirement of directors under an age limit requirement.

There are no such provisions applicable to us under the Notice of Articles, Articles or the BCBCA.

5.	Number of Common Shares required for a director’s qualification.

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

Alienability of Shares

There are no limitations on the alienability of our common shares; however, pursuant to Article 5.8 of our Articles, if we become a company which is not a reporting issuer as defined in the Securities Act (British Columbia), no share or designated security (as defined below) may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.  For the purpose of our Articles, the following terms have the following meanings:

 “designated security” means:

(i)	a voting security of Tasman;

(ii)	a security of Tasman that is not a debt security and that carries a residual right to participate in the earnings of Tasman or, on the liquidation or winding up of Tasman, in its assets; or

(iii)	a security of Tasman convertible, directly or indirectly, into a security described in paragraph (i) or (ii);

 “security” has the meaning assigned in the Securities Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

 “voting security” means a security of Tasman that:

(i)	is not a debt security, and

(ii)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

Changes to Rights and Restrictions of Common Shares

The BCBCA provides that we may alter the rights and restrictions of our common shares by the type of shareholders resolution specified in our Articles, being either an Ordinary Resolution if no right or special right attached to issued common shares is prejudiced or interfered with or a special resolution passed by at least a 2/3 majority of the votes cast (a “Special Resolution”) if any right or special right attached to issued common shares may be prejudiced or interfered with.

See also “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds – Amendments to Articles.”

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

Any person who beneficially owns or controls, directly or indirectly, more than 10% of our common shares is considered an insider and must file an insider report on The System for Electronic Disclosure by Insiders (SEDI), within ten days of becoming an insider, disclosing any direct or indirect beneficial ownership of, or control over direction over securities of our company.  In addition, if we hold any of our own securities, we must disclose such ownership.

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

General meetings are required to be held in British Columbia under the BCBCA unless permitted by the Articles to be held elsewhere. Under our Articles, the directors may determine an alternate location by directors’ resolution.

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

On receiving a valid requisition, the Board of Directors must, regardless of the memorandum and articles, call a general meeting to be held not more than four months after the date on which we receive the requisition.  The notice and information circular must include the date, time location and the text of the business to be approved.  However, if the Board of Directors have called a general meeting to be held after the date on which the requisition is received by us and a valid notice of that meeting has been sent to the shareholders, the Board of Directors are not required to call a separate general meeting to be held not more than four months after the date of the requisition unless the prescribed conditions set out in Section 167(7) of the BCBCA do not apply.

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

Our quorum requirement is set forth in our Articles.  A quorum for a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued common shares entitled to be voted at the meeting.  If Tasman has only one shareholder then: (1) the quorum is one person who is, or who represents by proxy, that shareholder; and (2) that shareholder, present in person or by proxy, may constitute the meeting.

Under our Articles, in addition to the shareholders who are entitled to vote at the meeting, the persons entitled to attend a meeting of shareholders are the directors, the President, if any, the Secretary, if any, the Assistant Secretary, if any, the lawyer for our company, our auditor, any persons invited to be present at the meeting by the directors, however,  if any of these persons (who are not shareholders) attend the meeting, they are not entitled to be counted in the quorum for the meeting or to vote at the meeting.

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

Differences from Requirements in the United States

Except for our quorum requirements, voting by a show of hands, certain restrictions on the alienability of shares, approval of certain changes relating to our securities, and the approval of amendments to our Articles there are no significant differences in the law applicable to our company, in the areas outlined above, in British Columbia versus the corporate laws in the United States.  Under the corporate laws in most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about our company, management and operations.  In addition, the corporate laws of most states in the United States provide for shareholder voting by number of shares held rather than by a show of hands.  Generally, security holders of U.S. companies are not required by law to obtain board approval for a transfer of securities.  In certain instances, our Board may be allowed to take actions affecting our securities without obtaining shareholder approval, such as the creation of classes and series of shares, subdivision or consolidation of shares and changes to the par value of shares.  Companies formed under the corporate laws in the United States might be required to obtain shareholder approval of such actions.  Additionally, the corporate laws of most states in the United States require amendments to a company’s articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares.  In addition, under corporate laws in the United States voting by separate voting groups may be required on the approval of any such amendments.

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

There is no limitation imposed by the laws of Canada or by our charter or other constituent documents on the right of a non-resident to hold or vote our common shares, other than as provided in the Investment Canada Act.  The following discussion summarizes the principal features of the Investment Canada Act for a non-resident who proposes to acquire a control level interest in our common shares.

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

An investment in our common shares by a WTO Investor (as defined in the Investment Canada Act) that is not a state-owned enterprise (or by a non-Canadian that is neither a state-owned enterprise nor a WTO Investor at a time when we were not controlled by a WTO Investor) would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the enterprise value of our company, as determined under Investment Canada Act regulations was not less than a specified amount, which is $600,000,000 until April 24, 2017 and will increase thereafter in accordance with Investment Canada Act regulations.  The enterprise value of our company equals its market capitalization plus its liabilities other than operating liabilities minus its cash and cash equivalents, as determined under Investment Canada Act regulations.  An investment in the common shares by a WTO Investor that is also a state-owned enterprise (or by a non-Canadian state-owned enterprise who is not a WTO Investor at a time when we were controlled by a WTO Investor) would be reviewable under the Investment Canada Act if it was an investment to acquire control and the value of our company’s assets, as determined under Investment Canada Act regulations was not less than a specified amount, which for 2015 is $369,000,000.  The Investment Canada Act also contains broad discretionary powers that allow for the review of investments, including non-control level investments, that could be injurious to Canada’s national security, even if the forgoing financial thresholds are not exceeded.

A non-Canadian entity would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian entity acquired a majority of our common shares.  The acquisition of one-third or more, but less than a majority of our common shares, would be presumed to be an acquisition of control of our company unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of the common shares.  The acquisition of less than one-third of our common shares is deemed not to be an acquisition of control of our company.

Certain transactions relating to our common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through the ownership of the common shares, remained unchanged.

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

Passive Foreign Investment Company Rules

In General.  A foreign corporation is a PFIC if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and makes an election, by adjusted tax basis), of its assets that produce or are held for the production of passive income is 50% or more.  We expect that we will be a PFIC for the fiscal year ending August 31, 2016, and may be a PFIC in subsequent fiscal years.

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

QEF Election.  If a U.S. Holder makes for any taxable year a timely election to treat a PFIC as a QEF (a “QEF election”) with respect to such holder’s interest therein, the above-described rules regarding excess distributions generally will not apply.  Instead, the electing U.S. Holder would include annually in its gross income its pro rata share of the PFIC’s ordinary earnings and any net capital gain regardless of whether such income or gain was actually distributed.  A QEF election is generally timely filed only if it is made for the first taxable year in the U.S. Holder’s holding period for our common shares in which we were a PFIC (or a deemed sale election must be made, as described below).  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or persons.  A U.S. Holder may make a QEF election only if the U.S. Holder receives certain information

(known as a “PFIC annual information statement”) from us annually.  We will use commercially reasonable efforts to make available to a U.S. Holder, upon written request, for each fiscal year in which we are a PFIC the information and documentation required for the U.S. Holder to determine their U.S. federal income tax liability with respect to our company if the U.S. Holder has made a QEF election.

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

•
If we are not a PFIC in the taxable year in which we pay a dividend or the immediately preceding taxable year, dividends paid to a non-corporate U.S. Holder in a taxable year will be taxed to such U.S. Holder at the rates applicable to long-term capital gains as “qualified dividend income” so long as our common shares are readily tradable on an established securities exchange within the United States or we are eligible for benefits under the U.S.-Canada income tax treaty (the “Treaty”).  We will be eligible for benefits under the Treaty if the principal class of our shares is primarily and regularly traded on or more recognized stock exchanges.  However, dividend income will not be qualified dividend income (and will be taxed at ordinary income rates) if (i) the U.S. Holder has not held its common shares for at least 61 days during the 121-day period beginning 60 days before the ex-

dividend date; (ii) our common shares are not readily tradable on an established securities market; (iii) the company is a PFIC for the taxable year in which the dividend is paid or in the preceding taxable year; or, (iv) we are not eligible for benefits under the Treaty and our stock is not readily tradable on an established securities exchange within the United States.

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

HIRE Act

U.S. Holders should consult their tax advisors regarding the effect, if any, of the Hiring Incentives to Restore Employment Act, which provides disclosure and withholding rules relating to ownership by U.S. persons of financial accounts with foreign financial institutions.

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

This summary is based on the current provisions of the Canadian Tax Act and our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) as of the date hereof. This summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Canadian Tax Proposals”) and assumes that the Canadian Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Canadian Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

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

Provided that the common shares are listed on a designated stock exchange for the purposes of the Canadian Tax Act (which includes the TSXV and the NYSE MKT), the common shares will not constitute taxable Canadian property to a Non-Resident Holder unless at any time during the sixty (60) month period immediately preceding the disposition of the common shares: (i) 25% or more of the issued shares of any class or series of the capital stock of our company were owned by one or any combination of the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, and partnerships whose members include, either directly or indirectly, the Non-Resident Holder or persons that do not deal at arm’s length with the Non-Resident Holder; and (ii) more than 50% of the fair market value of the shares of our company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Canadian Tax Act), timber resource properties (as defined in the Canadian Tax Act) or an option, an interest or right in such property, whether or not such property exists.  In addition, in some circumstances, our common shares may be deemed to be taxable Canadian property to the Non-Resident Holder for purposes of the Canadian Tax Act.

In the case of a Non-Resident Holder who is a resident of the United States and entitled to benefits under the provisions of the Canada-United States Income Tax Convention (1980), as amended, the common shares held by such a Non-Resident Holder will generally constitute “treaty-protected property” for purposes of the Canadian Tax Act unless the value of the common shares is derived principally from real property situated in Canada.  For this purpose “real property” has the meaning that term has under the laws of Canada and includes any option or similar right in respect thereof and usufruct of real property, rights to explore for or to exploit mineral deposits, sources and other natural resources and rights to amounts computed by reference to the amount or value of production from such resources.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Amendments to Articles

At our annual shareholder meeting on May 19, 2015, our shareholders authorized a new set of Articles (the “Articles”).

Most of the changes in the Articles are minor in nature, and will not affect shareholders or the day to day administration of our company; however, there are several changes of note, designed to facilitate the administration of our affairs and reduce the overhead and administrative costs related to implementing such matters.

Material Differences Between Existing Articles and New Articles

The main differences between our old set of Articles (the “Old Articles”) and the Articles are that the Articles provide for each of the following provisions, whereas the Old Articles do not: (i) flexibility to make certain alterations to our authorized share structure (as more particularly described below) by way of directors’ resolution or Ordinary Resolution as opposed to Special Resolution; and (ii) allowing for a change of our name by directors’ resolution or Ordinary Resolution instead of by Special Resolution of the shareholders. Under the Articles, subject to the provisions of the BCBCA, we may, by resolution of the Board or by Ordinary Resolution:

1.	authorize an alteration of our Notice of Articles in order to change our name;

2.	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

3.
increase, reduce or eliminate the maximum number of shares that we are authorized to issue out of any class or series of shares or establish a maximum number of shares that we are authorized to issue out of any class or series of shares for which no maximum is established;

4.	subdivide or consolidate all or any of our unissued, or fully paid issued, shares;

5.	if we are authorized to issue shares of a class of shares with par value:

(a) decrease the par value of those shares,
(b) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares,

6.	change all or any of our unissued or fully paid issued shares with par value into shares without par value or all or any of our unissued shares without par value into shares with par value;

7.	alter the identifying name of any of our shares; and

8.	otherwise alter our shares or authorized share structure when required or permitted to do so by the BCBCA.

Under the Old Articles, the alterations described above required approval of the shareholders by Special Resolution. The Articles allow us to make these alterations by directors’ resolution without us having to incur the costs of calling and holding a meeting of shareholders for this purpose, or by Ordinary Resolution, to the extent such changes do not alter the rights and restrictions of our shares. Pursuant to the BCBCA and our Articles, we may only alter the rights and restrictions of our shares by Ordinary Resolution if no right or special right attached to issued shares is prejudiced or interfered with, or a Special Resolution if any right or special right attached to issued shares may be prejudiced or interfered with.

The Articles are set forth in Exhibit 1.3 to this annual report.

Form F-3 Registration Statement

We filed a Form F-3 registration statement and base shelf prospectus with the SEC (File Number: 333-190863) which was declared effective on October 1, 2013.  We did not offer or sell any securities under the registration statement and it expired by its terms on November 1, 2015.  As of the date of this annual report we have not offered or sold any securities under the registration statement.  From October 1, 2013 to August 31, 2015, we incurred legal expenses of $135,174 related to the registration statement and shelf prospectus.

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

Management’s Annual Report on Internal Control Over Financial Reporting

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

Management, including the principal executive officer and principal financial officer, assessed the effectiveness of our internal control over financial reporting as of August 31, 2015.  In making this assessment, management used the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2003).  Based on its assessment, management has concluded that, as of August 31, 2015, our internal control over financial reporting was effective and no material weaknesses in our internal control over financial reporting were discovered.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company,” we are exempted from the requirement to include an auditor attestation report in this annual report.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during our fiscal year ended August 31, 2015, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16B.   Code of Ethics.

On September 23, 2011, we adopted a written code of ethics for our directors and officers entitled “Code of Business Conduct and Ethics” (the “Code”). The Code includes, among other things, written standards for our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions that are required by the SEC for a code of ethics applicable to such officers.  Effective June 4, 2015 we amended the Code (the “Amended Code”) to reflect our commitment to conducting our business in accordance with all applicable laws, rules and regulations and the highest ethical standards. Under the Amended Code, a new section 6 was created with respect to dealings with public officials.  A copy of the Amended Code is attached as Exhibit 11.1 to this annual report.

We did not grant any waivers from any provisions of the Code during the fiscal year ended August 31, 2015.

Item 16C.   Principal Accountant Fees and Services.

D&H Group LLP, Chartered Accountants (“D&H”), serve as our independent auditors and have acted as our independent auditor for the fiscal year ended August 31, 2015, and for the fiscal year ended August 31, 2014. The chart below sets forth the total amount billed to us by D&H for services performed with respect to these periods and breaks down these amounts by category of service (for audit fees, audit-related fees, tax fees and all other fees):

External Auditor Service Fees (By Category)

Financial Year Ended	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
August 31, 2015	$31,000*	-	-	-
August 31, 2014	$35,000	-	-	-
* Estimated

“Audit Fees” are the aggregate fees billed by D&H for the audits of our consolidated annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.

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

To our knowledge, no more than 50% of the hours expended on D&H’s engagement to audit our financial statements for the fiscal year ended August 31, 2015, were attributed to work performed by persons other than D&H’s full time, permanent employees.

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

In the fiscal year ended August 31, 2015, we did not pay any fees to D&H pursuant to the de minimus exception set forth in paragraph (C)(7)(i)(C) of Rule 2-01 of Regulation S-X which provides a waiver of the pre-approval requirement for services other than audit, review or attest services in certain circumstances.

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

Item 16H.   Mine Safety Disclosure.

Not Applicable.

PART III

Item 17.  Financial Statements.

Not Applicable.

Item 18.  Financial Statements.

Page
Audited Consolidated Financial Statements for the Years Ended August 31, 2015, 2014 and 2013.	F-1

Item 19.  Exhibits.

Exhibit Number	Description

1.1*	Certificate of Amalgamation
1.2*	Amalgamation Application and Notice of Articles
1.3**	Articles dated May 19, 2015
4.1***	Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd. dated October 1, 2010.
4.2****	Letter Agreement dated September 8, 2014, amending Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd.
4.3	Tasman Metals Ltd. Amended and Restated Stock Option Plan dated May 19, 2015
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics
12.1	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of D&H Group LLP, Chartered Accountants
15.2*****	Audit Committee Charter

* Previously filed as an exhibit to the registrant’s Registration Statement on Form 8-A, File No. 001-35307, filed with the Securities and Exchange Commission on September 27, 2011, and incorporated by reference herein.

** Incorporated by reference to Exhibit 99.1 in the registrant’s Form 6-K, File No. 001-35307, filed with the Securities and Exchange Commission on May 21, 2015.

*** Incorporated by reference to Exhibit 4.1 in the registrant’s Annual Report on Form 20-F, File No. 001-35307, filed with the Securities and Exchange Commission on November 27, 2013.

**** Incorporated by reference to Exhibit 4.2 in the registrant’s Annual Report on Form 20-F, File No. 001-35307, filed with the Securities and Exchange Commission on November 26, 2014.

***** Incorporated by reference to Exhibit 99.5 in the registrant’s Annual Report on Form 40-F, File No. 001-35307, filed with the Securities and Exchange Commission on December 28, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TASMAN METALS LTD.

Dated: November 30, 2015	/s/ Nick Demare
Nick Demare, Chief Financial Officer

TASMAN METALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
AUGUST 31, 2015, 2014 AND 2013

(Expressed in Canadian Dollars)

Independent Auditor’s Report

To the Shareholders of Tasman Metals Ltd.

We have audited the accompanying consolidated financial statements of Tasman Metals Ltd., which comprise the consolidated statements of financial position as at August 31, 2015 and August 31, 2014, and the consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended August 31, 2015, August 31, 2014 and August 31, 2013 and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Tasman Metals Ltd. as at August 31, 2015 and August 31, 2014, and its financial performance and its cash flows for the years ended August 31, 2015, August 31, 2014 and August 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/D&H Group LLP
Vancouver, B.C.
November 26, 2015	Chartered Professional Accountants

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars)

	Notes	August 31, 2015 $	August 31, 2014 $

ASSETS
Current assets
Cash		2,607,710	6,136,271
Amounts receivable		7,980	4,582
GST/VAT receivables		37,318	117,813
Prepaids		94,335	76,294
Total current assets		2,747,343	6,334,960
Non-current assets
Investments	4	34,890	39,018
Property, plant and equipment	5	50,685	103,075
Exploration and evaluation assets	6	12,476,018	10,866,653
Bond deposit		31,869	31,865
Total non-current assets		12,593,462	11,040,611
TOTAL ASSETS		15,340,805	17,375,571

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		269,040	931,838
TOTAL LIABILITIES		269,040	931,838
SHAREHOLDERS’ EQUITY
Share capital	7	25,910,384	25,910,384
Share-based payments reserve		9,174,090	9,122,790
Deficit		(19,895,172)	(18,476,032)
Accumulated other comprehensive loss		(117,537)	(113,409)
TOTAL SHAREHOLDERS’ EQUITY		15,071,765	16,443,733
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		15,340,805	17,375,571

Event after the Reporting Period - See Note 13

These consolidated financial statements were approved and authorized for issue by the Board of Directors on November 26, 2015 and are signed on its behalf by:

/s/ Mark Saxon	/s/ Nick DeMare
Mark Saxon	Nick DeMare
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

		Year Ended August 31
	Notes	2015 $	2014 $	2013 $

Expenses
Accounting and administration	8(b)(ii)	111,433	124,990	126,793
Audit		40,884	51,072	41,947
Corporate development		36,673	149,280	109,449
Depreciation	5	42,249	54,635	56,229
General exploration		15,507	82,650	165,846
Insurance		97,596	100,765	110,807
Investor relations		-	-	10,500
Legal		177,006	246,118	296,790
Management fees	8(a)	180,000	163,500	162,000
Office		47,873	91,905	101,981
Professional fees	8	383,124	475,484	583,023
Regulatory fees		70,941	71,001	69,403
Rent	8(b)(ii)	35,815	47,048	59,414
Salaries and benefits		43,987	304,999	290,616
Shareholder costs		21,688	26,158	35,056
Share-based compensation	7(e),8(a)	51,300	225,200	654,705
Transfer agent		32,120	36,752	24,452
Travel		88,955	180,525	194,759
		1,477,151	2,432,082	3,093,770
Loss before other items		(1,477,151)	(2,432,082)	(3,093,770)

Other items
Gain (loss) on sale of property, plant and equipment		11,041	(9,345)	1,921
Impairment of exploration and evaluation assets	6	(7,154)	(46,636)	(498,114)
Interest and other income		44,679	105,160	95,935
Foreign exchange		9,445	(59,105)	12,786
		58,011	(9,926)	(387,472)
Net loss for the year		(1,419,140)	(2,442,008)	(3,481,242)
Other comprehensive loss		(4,128)	(2,390)	(56,057)
Comprehensive loss for the year		(1,423,268)	(2,444,398)	(3,537,299)

Basic and diluted loss per common share		(0.02)	(0.04)	(0.06)

Weighted average number of common shares outstanding		66,141,922	63,611,873	60,635,585

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

	Year Ended August 31, 2015
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $
Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733
Share-based compensation on share options	-	-	51,300	-	-	51,300
Unrealized loss on investments	-	-	-	-	(4,128)	(4,128)
Net loss for the year	-	-	-	(1,419,140)	-	(1,419,140)
Balance at August 31, 2015	66,141,922	25,910,384	9,174,090	(19,895,172)	(117,537)	15,071,765

	Year Ended August 31, 2014
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $

Balance at August 31, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861
Common shares issued for:
Cash - private placement	4,919,940	5,411,934	-	-	-	5,411,934
Cash - exercise of share options	285,000	351,000	-	-	-	351,000
Exploration and evaluation assets	86,000	104,420	-	-	-	104,420
Share issue costs	-	(643,672)	-	-	-	(643,672)
Share-based compensation on share options	-	-	225,200	-	-	225,200
Share-based compensation on finder’s option	-	-	218,316	-	-	218,316
Share-based compensation on finders’ warrants			10,072	-	-	10,072
Transfer on exercise of share options		386,900	(386,900)	-	-	-
Unrealized loss on investments	-	-	-	-	(2,390)	(2,390)
Net loss for the year	-	-	-	(2,442,008)	-	(2,442,008)
Balance at August 31, 2014	66,141,922	25,910,384	9,122,790	(18,476,032)	(113,409)	16,443,733

	Year Ended August 31, 2013
	Share Capital				Accumulated
	Number of Shares	Amount $	Share-Based Payments Reserve $	Deficit $	Other Comprehensive Loss $	Total Equity $

Balance at August 31, 2012	59,570,982	19,808,552	8,565,897	(12,552,782)	(54,962)	15,766,705
Common shares issued for:
Cash - exercise of share options	1,250,000	301,250	-	-	-	301,250
Exploration and evaluation assets	30,000	25,500				25,500
Share-based compensation on share options	-	-	654,705	-	-	654,705
Transfer on exercise of share options	-	164,500	(164,500)	-	-	-
Unrealized loss on investments	-	-	-	-	(56,057)	(56,057)
Net loss for the year	-	-	-	(3,481,242)	-	(3,481,242)
Balance at August 31, 2013	60,850,982	20,299,802	9,056,102	(16,034,024)	(111,019)	13,210,861

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended August 31
	2015 $	2014 $	2013 $

Operating activities
Net loss for the year	(1,419,140)	(2,442,008)	(3,481,242)
Adjustments for:
Depreciation	42,249	54,635	56,229
Share-based compensation	51,300	225,200	654,705
Loss (gain) on sale of property, plant and equipment	(11,041)	9,345	(1,921)
Impairment of exploration and evaluation assets	7,154	46,636	498,114
Changes in non-cash working capital items:
Amounts receivable	(3,398)	8,862	31,137
GST/VAT receivables	80,495	(61,573)	102,031
Prepaids	(18,041)	(6,992)	627
Accounts payable and accrued liabilities	100,129	(337,035)	228,066
Net cash used in operating activities	(1,170,293)	(2,502,930)	(1,912,254)

Investing activities
Proceeds from sale of property, plant and equipment	21,182	14,985	25,545
Additions to exploration and evaluation assets	(2,379,446)	(2,301,549)	(2,562,939)
Additions to property, plant and equipment	-	(6,555)	-
Increase in bond deposits	(4)	(219)	(28,150)
Increase in investments	-	(16,603)	-
Net cash used in investing activities	(2,358,268)	(2,309,941)	(2,565,544)

Financing activities
Issuance of common shares	-	5,762,934	301,250
Share issue costs	-	(415,284)	-

Net cash provided by financing activities	-	5,347,650	301,250
Net change in cash	(3,528,561)	534,779	(4,176,548)
Cash at beginning of year	6,136,271	5,601,492	9,778,040
Cash at end of year	2,607,710	6,136,271	5,601,492

Supplemental cash flow information - see Note 12

The accompanying notes are an integral part of these consolidated financial statements

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

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

The Company is a junior resource company engaged in the acquisition and exploration of unproven mineral interests in Scandinavia.  As at August 31, 2015 the Company has not earned any production revenue, nor found proven reserves on any of its mineral interests.

The Company is in the process of exploring and evaluating its mineral properties.  On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves.  The underlying value of the mineral properties and related deferred acquisition costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.  Exploration and evaluation assets represent costs incurred to date, less amounts depreciated and/or written off, and do not necessarily represent present or future values.

As at August 31, 2015 the Company had working capital of $2,478,303.  These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business operations for the foreseeable future.  The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to develop properties and to establish future profitable production.  The Company’s operations are primarily funded from equity financings which are dependent upon many external factors and may be difficult to impossible to secure or raise when required.  Although management considers that the Company has adequate resources to maintain its core operations and planned work programs on its existing exploration and evaluation assets for the next twelve months, the Company recognizes that work programs may change with ongoing results and, as a result, it may be required to obtain additional financing.  While the Company has been successful in securing financings in the past, there can be no assurance that it will be able to do so in the future.

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

The Company has one wholly-owned Swedish subsidiary, Tasman Metals AB.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies

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

(iii)
Management is required to assess impairment in respect of exploration and evaluation assets.  The triggering events are defined in IFRS 6.  In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Management has determined impairment indicators were present in respect of certain exploration and evaluation assets and as a result an impairment test was performed. See also Note 6.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

(ii)
The assessment of any impairment of exploration and evaluation assets, and property, plant and equipment is dependent upon estimates of the recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.  As a result of this assessment, management has carried out an impairment test on certain exploration and evaluation assets and, in fiscal 2015, an impairment charge of $7,154 (2014 - $46,636;  2013 - $498,114) was made.  See also Note 6.

Cash and Cash Equivalents

Cash includes cash on hand and demand deposits.  Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.  The Company is not exposed to significant credit or interest rate risk although cash is held in excess of federally insured limits with a major financial institution.  As at August 31, 2015 and 2014 the Company did not have any cash equivalents.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

Although the Company takes steps to verify title to exploration and evaluation assets in which it has an interest, according to the usual industry standards for the stage of exploration of such interests, these procedures do not guarantee the Company’s title.  Such interests may be subject to prior agreements or transfers and title may be affected by undetected defects.

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

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

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use.  Fair value is determined as the price that would be received to sell an asset in an orderly transaction between market participants.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

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

Discount rates using a risk-free rate that reflects the time value of money are used to calculate the net present value.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  As at August 31, 2015 and 2014 the Company does not have any decommissioning obligations.

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

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive loss except for losses in value that are considered other than temporary.  Investments in common shares are classified as available-for-sale.

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

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through comprehensive loss.  At August 31, 2015 and 2014 the Company has not classified any financial liabilities as FVTPL.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

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

For employees, the fair value is measured at grant date and each tranche is recognized separately on a straight line basis over the period during which the share options vest.  The fair value of the share options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share options were granted.  At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Equity-settled share-based payment transactions with non-employees are measured at the fair value of the goods or services received.  However, if the fair value cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

Current and Deferred Income Taxes

The tax expense comprises current and deferred income tax.  Tax is recognized separately in the statement of comprehensive loss, except to the extent that it relates to items recognized in other comprehensive loss or directly in equity.  In this case the income tax is also recognized in other comprehensive loss or directly in equity, respectively.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

3.	Summary of Significant Accounting Policies (continued)

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

(ii)
IFRS 15 Revenue from Contracts with Customers; is effective for annual periods beginning on or after January 1, 2018.  IFRS 15 specifies how and when to recognize revenue as well as requires entities to provide users of financial statements with more informative, relevant disclosures.  The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts, and a number of revenue-related interpretations.  The new standard will apply to nearly all contracts with customers; the main exceptions are leases, financial instruments and insurance contracts.

Management is currently assessing the impact of these new standards on the Company's accounting policies and financial statement presentation.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

4.	Investments

	August 31, 2015
	Number of Shares	Cost $	Accumulated Compre- hensive (Loss) Gain $	Carrying Value $

Hannans Reward Limited (“Hannans”)	2,647,059	135,824	(123,422)	12,402
Thomson Resources Ltd. (“Thomson”)	600,000	16,603	5,885	22,488
		152,427	(117,537)	34,890

	August 31, 2014
	Number of Shares	Cost $	Accumulated Compre- hensive Loss $	Carrying Value $

Hannans	2,647,059	135,824	(108,977)	26,847
Thomson	600,000	16,603	(4,432)	12,171
		152,427	(113,409)	39,018

The carrying values of the investments were determined using quoted market values.

5.	Property, Plant and Equipment

Cost:	Computers $	Office Furniture and Equipment $	Field Equipment $	Vehicles $	Total $

Balance at August 31, 2013	18,032	19,767	98,081	134,475	270,355
Additions	-	-	6,555	-	6,555
Disposals	-	-	-	(44,168)	(44,168)
Balance at August 31, 2014	18,032	19,767	104,636	90,307	232,742
Disposals	-	-	-	(44,347)	(44,347)
Balance at August 31, 2015	18,032	19,767	104,636	45,960	188,395

Accumulated Depreciation:

Balance at August 31, 2013	(8,542)	(7,043)	(34,087)	(45,198)	(94,870)
Depreciation	(3,500)	(3,833)	(20,888)	(26,414)	(54,635)
Disposals	-	-	-	19,838	19,838
Balance at August 31, 2014	(12,042)	(10,876)	(54,975)	(51,774)	(129,667)
Depreciation	(3,519)	(3,854)	(21,480)	(13,396)	(42,249)
Disposals	-	-	-	34,206	34,206
Balance at August 31, 2015	(15,561)	(14,730)	(76,455)	(30,964)	(137,710)

Carrying Value:

Balance at August 31, 2014	5,990	8,891	49,661	38,533	103,075
Balance at August 31, 2015	2,471	5,037	28,181	14,996	50,685

During fiscal 2015 the Company sold a vehicle for $21,182 realizing a gain of $11,041.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets

	August 31, 2015
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	103,260	11,372,780	11,476,040
Olserum	182,058	581,111	763,169
Other Properties	168,281	68,528	236,809
	453,599	12,022,419	12,476,018

	August 31, 2014
	Acquisition Costs $	Deferred Exploration Costs $	Total $
Rare Earth Properties
Norra Kärr	92,797	9,889,283	9,982,080
Olserum	159,317	573,352	732,669
Other Properties	112,853	39,051	151,904
	364,967	10,501,686	10,866,653

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets (continued)

	Rare Earth Element Properties			Other
	Norra Kärr $	Olserum $	Other $	Properties $	Total $
Balance at August 31, 2013	7,202,949	633,900	44,230	2,860	7,883,939
Exploration costs
Consulting	579,055	72,570	-	33,436	685,061
Database	2,424	-	-	191	2,615
Exploration site	8,490	1,069	-	265	9,824
Geochemical	94,575	3,723	-	4,192	102,490
Geological	156,299	-	-	-	156,299
Maps	1,442	-	-	437	1,879
Metallurgical testing	429,895	-	-	-	429,895
Recovery	(69,808)	-	-	-	(69,808)
Salaries	43,853	-	-	-	43,853
Surface rights	76,364	-	-	-	76,364
Technical report	1,364,575	-	-	-	1,364,575
Travel	22,215	2,896	-	76	25,187
	2,709,379	80,258	-	38,597	2,828,234
Acquisition costs
Mining rights	16,832	18,511	-	16,353	51,696
Issuance of common shares	52,920	-	-	51,500	104,420
Acquisition	-	-	-	45,000	45,000
	69,752	18,511	-	112,853	201,116
Impairment	-	-	(44,230)	(2,406)	(46,636)
Balance at August 31, 2014	9,982,080	732,669	-	151,904	10,866,653
Exploration costs
Consulting	381,013	5,326	-	6,148	392,487
Drilling	107,857	-	-	-	107,857
Exploration site	1,641	-	-	200	1,841
Geochemical	35,346	-	-	2,955	38,301
Geological	72,494	-	-	-	72,494
Maps	-	1,158	-	2,673	3,831
Recovery	(52,670)	-	-	-	(52,670)
Salaries	44,255	1,903	-	17,501	63,659
Surface rights	106,278	-	-	-	106,278
Technical report	784,944	-	-	-	784,944
Travel	2,339	-	-	-	2,339
	1,483,497	8,387	-	29,477	1,521,361
Acquisition costs
Mining rights	10,463	29,267	-	9,899	49,629
Acquisiton	-	-	-	45,529	45,529
	10,463	29,267	-	55,428	95,158
Impairment	-	(7,154)	-	-	(7,154)
Balance at August 31, 2015	11,476,040	763,169	-	236,809	12,476,018

(a)	Rare Earth Element Properties

(i)	Norra Kärr

The Norra Kärr property consists of four staked exploration claims and a mining lease located in southern Sweden.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets (continued)

During fiscal 2014 the Company issued 36,000 common shares at a fair value of $52,920 to acquire certain surface access rights to the Norra Kärr property.

(ii)	Olserum

During fiscal 2012 the Company acquired a 100% interest in the Olserum property, comprising one claim, in southern Sweden.  The Olserum property was purchased from Norrsken Energy Limited, a private company registered in the United Kingdom, for total consideration of 37,746 common shares of the Company issued at a fair value of $95,120.

During fiscal 2012 the Company staked five claims surrounding the Olserum property.  During fiscal 2015 the Company relinquished two of the claims and recorded an impairment charge of $7,154 to exploration and evaluation assets.

(iii)	Other

During fiscal 2014 the Company relinquished certain other exploration claims and recorded an impairment charge of $44,230 (2013 - $498,114) to exploration and evaluation assets.

As at August 31, 2015 the Company has 8 exploration claims and one mining lease in Sweden.

(b)	Other Properties

(i)	Tungsten Properties

On October 7, 2013 the Company entered into a letter agreement with Kingsmen Resources Ltd. (“Kingsmen”) and acquired a 100% interest in seven exploration licenses (the “Tungsten Projects”) located in south-central Sweden by paying $45,000 cash and issuing 50,000 common shares of the Company at a fair value of $51,500.  A further 50,000 common shares are issuable upon commencement of production from any of the Tungsten Projects.  Kingsmen has two common directors.

During fiscal 2015 the Company staked one further claim.

(ii)	Iron Ore Properties

On May 16, 2010 the Company entered into an option agreement with Hannans whereby Hannans subsequently earned a 75% interest in the Sautusvaara, Vieto, Harrejaure and Laukujarvi exploration claims (the “Iron Ore Claims”) in Sweden.  Hannans could earn a further 15% interest in the Iron Ore Claims by funding a feasibility study on at least one Iron Ore Claim prior to June 30, 2018, including minimum expenditures of AUS $100,000 per annum.  On June 10, 2015 the Company was notified by Hannans of its termination of the option agreement.

During fiscal 2015 the Sautusvaara claim expired and the remaining three claims will not be renewed upon their expiries in fiscal 2018.  There were no costs attributable to the Iron Ore Claims as at August 31, 2015 or 2014.

(iii)	Other

During fiscal 2014 the Company relinquished certain exploration claims in Sweden and recorded an impairment charge of $2,406 to exploration and evaluation assets.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

6.	Exploration and Evaluation Assets (continued)

During fiscal 2015 the Company completed the purchase of 100% interests in two chromite projects (Akanvaara and Koitelainen), comprising of 54 exploration claims and claim applications located in north-eastern Finland.  The Company paid $45,529 to the vendor, Kipu Metals Corp. (“Kipu”), a private corporation of which the President of the Company and a director of the Company are also directors and shareholders of Kipu.

7.	Share Capital

(a)	Authorized Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.  All issued common shares are fully paid.

(b)	Equity Financings

(i)	No equity financings were conducted by the Company during fiscal 2015.

(ii)	During fiscal 2014 the Company completed a private placement in two tranches as follows:

•
In February 2014 the Company completed the first tranche of a private placement of 3,875,863 units at a price of $1.10 per unit for gross proceeds of $4,263,449.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before February 11, 2017.  The Company paid a finders’ fee of $168,735 cash and issued finders’ warrants which entitles the holder to purchase 15,495 common shares at a price of $1.50 per share on or before February 11, 2017.  The fair value of the finders’ warrants, estimated using the Black-Scholes option pricing model, is $10,072.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.  The Company also issued 192,000 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $124,800.  The assumptions used were: a risk-free interest rate of 1.39%; an estimated volatility of 88%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

•
In March 2014 the Company completed the final tranche of its private placement and issued 1,044,077 units as a price of $1.10 per unit for gross proceeds of $1,148,485.  Each unit comprised one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share at a price of $1.50 per share on or before March 31, 2017.  The Company paid a finder’s fee of $80,009 cash and issued 103,907 compensation options exercisable into units with each unit having the same terms as the units issued under the private placement.  The fair value of the compensation options, estimated using the Black-Scholes option pricing model, is $93,516.  The assumptions used were: a risk-free interest rate of 1.26%; an estimated volatility of 87%; an expected life of 3 years; an expected dividend yield of 0%; and an estimated forfeiture rate of 0%.

The Company incurred $166,540 for legal and filing fees associated with this private placement.

Directors and officers of the Company purchased 83,000 units of this private placement.

See also Notes 6(a)(i) and 6(b)(i).

(iii)	No equity financings were conducted by the Company during fiscal 2013.

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

(c)	Compensation Options

A summary of the Company’s compensation options at August 31, 2015, 2014 and 2013 and the changes for the years ended on those dates is presented below:

	2015		2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $

Balance, beginning of year	295,907	1.10	-	-	-	-
Issued on private placement	-	-	295,907	1.10	-	-
Balance, end of year	295,907	1.10	295,907	1.10	-	-

The following table summarizes information about the compensation options outstanding and exercisable at August 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date

192,000	1.10	February 11, 2017
103,907	1.10	March 31, 2017
295,907

(d)	Warrants

A summary of the number of common shares reserved pursuant to the Company’s warrants outstanding at August 31, 2015, 2014 and 2013, and the changes for the years ended on those dates is as follows:

	2015		2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $

Balance, beginning of year	4,935,435	1.50	2,090,667	1.85	2,177,607	1.85
Issued on private placement	-	-	4,935,435	1.50	-	-
Expired	-	-	(2,090,667)	1.85	(86,940)	1.85
Balance, end of year	4,935,435	1.50	4,935,435	1.50	2,090,667	1.85

The following table summarizes information about the number of common shares reserved pursuant to the Company’s warrants outstanding and exercisable at August 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date

3,891,358	1.50	February 11, 2017
1,044,077	1.50	March 31, 2017
4,935,435

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

(e)	Share Option Plan

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

During fiscal 2015 the Company granted 135,000 (2014 - 360,000;  2013 - 230,000) share options and recorded compensation expense of $51,300 (2014 - $225,200;  2013 - $154,000).  In addition, during fiscal 2013 the Company recorded $9,475 compensation expense on share options previously granted which had vested during the period.

The fair value of share options granted and/or vested during fiscal 2015, 2014 and 2013 is estimated using the Black-Scholes option pricing model using the following assumptions:

	2015	2014	2013

Risk-free interest rate	1.22%	1.26% - 1.46%	1.09% - 1.26%
Estimated volatility	82%	87% - 96%	86% - 130%
Expected life	3 years	3 years	2 years - 3 years
Expected dividend yield	0%	0%	0%
Estimated forfeiture rate	0%	0%	0%

The weighted average fair value of all share options granted and/or vested during fiscal 2015 was $0.38 (2014 - $0.63;  2013 - $0.56) per option.

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

Option-pricing models require the use of estimates and assumptions including the expected volatility.  Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

A summary of the Company’s share options at August 31, 2015, 2014 and 2013 and the changes for the years ended on those dates is presented below:

	2015		2014		2013
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $

Balance, beginning of year	2,535,000	1.92	3,781,500	2.01	5,181,500	2.09
Granted	135,000	0.60	360,000	0.96	230,000	0.96
Exercised	-	-	(285,000)	1.23	(1,250,000)	0.24
Expired	(2,145,000)	2.07	(1,321,500)	2.07	(380,000)	2.32
Balance, end of year	525,000	0.97	2,535,000	1.92	3,781,500	2.01

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

7.	Share Capital (continued)

The following table summarizes information about the share options outstanding and exercisable at August 31, 2015:

Number Outstanding	Exercise Price $	Expiry Date

50,000	1.40	September 13, 2015
25,000	1.44	October 31, 2015
30,000	1.07	February 11, 2016
60,000	0.65	September 2, 2016
85,000	0.76	September 23, 2016
40,000	0.95	January 3, 2017
100,000	1.47	April 7, 2017
135,000	0.60	October 7, 2017
525,000

See also Note 13.

(f)	Escrow Shares

As at August 31, 2015, 30,575 (2014 - 91,745;  2013 - nil) common shares are held in escrow.

8.	Related Party Disclosures

A number of key management personnel hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.  Certain of these entities transacted with the Company during the reporting period.

(a)	Transactions with Key Management Personnel

During fiscal 2015, 2014 and 2013 the following amounts were incurred with respect to the Company’s executive officers, comprising the President, former Vice-President of Corporate Development (“VPCD”) and Chief Financial Officer (“CFO”):

	2015 $	2014 $	2013 $

Management fees	180,000	163,500	162,000
Professional fees	83,500	131,500	156,000
Share-based compensation	-	-	51,250
	263,500	295,000	369,250

As at August 31, 2015, $36,000 (2014 - $32,000;  2013 - $18,000) of the above amounts remained unpaid and has been included in accounts payable and accrued liabilities.

The Company has a management agreement with the President which provides that, in the event the President’s services are terminated without cause or upon a change of control of the Company, a termination payment of two years of compensation, at $15,000 per month, is payable.  If the termination had occurred on August 31, 2015 the amount payable under the agreement would be $360,000.

See also Notes 6(b)(i) & (iii) and 7(b)(ii).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

8.	Related Party Disclosures

(b)	Transactions with Other Related Parties

During fiscal 2015 the Company:

(i)
incurred a total of $120,000 (2014 - $123,000;  2013 - $126,000) for professional services provided by the non-management directors of the Company.  As at August 31, 2015, $29,500 (2014 - $20,000;  2013 - $32,500) remained unpaid and has been included in accounts payable and accrued liabilities;

(ii)
incurred a total of $52,570 (2014 - $58,300;  2013 - $48,650) to Chase Management Ltd. (“Chase”), a private corporation owned by the CFO of the Company, for accounting and administration services provided by Chase personnel, excluding the CFO, and $4,020 (2014 - $4,020;  2013 $4,475) for rent.  As at August 31, 2015, $3,335 (2014 - $3,335;  2013 - $4,085) remained unpaid and has been included in accounts payable and accrued liabilities;

(iii)
incurred $25,590 (2014 - $23,251;  2013 - $25,100) for shared administration costs with public companies with common directors and officers.  As at August 31, 2015, $1,410 (2014 - $363;  2013 - $2,640) of the amount remained unpaid and has been included in accounts payable and accrued liabilities;  and

(iv)
recorded a recovery of $21,892 (2014 - $36,844;  2013 - $96,625) for shared office personnel and costs from public companies with common directors and officers.  As at August 31, 2015, $nil (2014 - $nil;  2013 - $9,821) of the amount remained outstanding and has been included in amounts receivable.

See also Notes 6(b)(iii) and 7(b)(ii).

9.	Income Tax

Deferred income tax assets and liabilities of the Company as at August 31, 2015 and 2014 are as follows:

	2015 $	2014 $

Deferred income tax assets
Losses carried forward	3,441,700	3,054,300
Other	80,000	114,800
	3,521,700	3,169,100
Valuation allowance	(3,521,700)	(3,169,100)
Net deferred income tax asset	-	-

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

9.	Income Tax (continued)

The recovery of income taxes shown in the consolidated statements of comprehensive loss for fiscal 2015, 2014 and 2013 differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2015 $	2014 $	2013 $

Income tax rate reconciliation
Combined federal and provincial income tax rate	26.0%	26.0%	25.0%

Expected income tax recovery	369,000	634,900	870,300
Effect of income tax rate changes	-	75,400	(24,900)
Foreign income tax rate differences	(11,800)	(34,000)	16,100
Non-deductible share-based compensation	(13,300)	(58,500)	(163,700)
Other	33,500	45,400	23,600
Unrecognized benefit of income tax losses	(377,400)	(663,200)	(721,400)
Actual income tax (expense) recovery	-	-	-

As at August 31, 2015, the Company has non-capital losses of approximately $10,097,500 and accumulated pools of approximately $249,200 for Canadian income tax purposes and are available to reduce taxable income of future years.  The non-capital losses expire commencing in 2024 through 2034.  The Company’s subsidiary in Sweden has losses for income tax purposes of approximately $3,406,800 (SEK 23,785,000) which may be carried forward indefinitely.

10.	Segmented Information

The Company is involved in the exploration and development of resource properties in certain Scandinavian countries, with corporate operations in Canada.  The Company is in the exploration stage and accordingly, has no reportable segment revenues or operating results.

The Company’s total assets are segmented geographically as follows:

	August 31, 2015
	Canada $	Scandinavia $	Total $

Current assets	2,582,072	165,271	2,747,343
Investments	34,890	-	34,890
Property, plant and equipment	-	50,685	50,685
Exploration and evaluation assets	-	12,476,018	12,476,018
Bond deposit	-	31,869	31,869
	2,616,962	12,723,843	15,340,805

	August 31, 2014
	Canada $	Scandinavia $	Total $

Current assets	5,945,775	389,185	6,334,960
Investments	39,018	-	39,018
Property, plant and equipment	-	103,075	103,075
Exploration and evaluation assets	-	10,866,653	10,866,653
Bond deposit	-	31,865	31,865
	5,984,793	11,390,778	17,375,571

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial assets are classified into one of the following categories:  FVTPL; held-to-maturity investments; loans and receivables; available-for-sale;  and other financial liabilities.  Financial liabilities are classified as FVTPL or other temporary liabilities.  The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	August 31, 2015 $	August 31, 2014 $

Cash	FVTPL	2,607,710	6,136,271
Investments	Available-for-sale	34,890	39,018
Amounts receivable	Loans and receivables	7,980	4,582
Accounts payable and accrued liabilities	Other financial liabilities	(269,040)	(931,838)

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

The recorded amounts for amounts receivable and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.  The Company’s cash and investments under the fair value hierarchy are measured using Level 1 inputs.

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

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

	Contractual Maturity Analysis at August 31, 2015
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $

Cash	2,607,710	-	-	-	2,607,710
Investments	-	-	34,890	-	34,890
Amounts receivable	7,980	-	-	-	7,980
Accounts payable and accrued liabilities	(269,040)	-	-	-	(269,040)

	Contractual Maturity Analysis at August 31, 2014
	Less than 3 Months $	3 - 12 Months $	1 - 5 Years $	Over 5 Years $	Total $

Cash	6,136,271	-	-	-	6,136,271
Investments	-	-	39,018	-	39,018
Amounts receivable	4,582	-	-	-	4,582
Accounts payable and accrued liabilities	(931,838)	-	-	-	(931,838)

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

The Company’s functional currency is the Canadian dollar and major transactions are transacted in Canadian Dollars and Swedish Kronors (“SEK”).  The Company maintains SEK bank accounts in Sweden to support the cash needs of its foreign operation.  Management believes the foreign exchange risk related to currency conversions are minimal and therefore does not hedge its foreign exchange risk.  At August 31, 2015, 1 Canadian Dollar was equal to 6.41 SEK.

Balances are as follows:
	Swedish Kronors	CDN $ Equivalent

Cash	594,220	92,702
Amounts receivable	21,045	3,283
VAT receivable	184,967	28,856
Accounts payable and accrued liabilities	(898,766)	(140,213)
	(98,534)	(15,372)

Based on the net exposures as of August 31, 2015 and assuming that all other variables remain constant, a 10% fluctuation on the Canadian Dollar against the SEK would result in the Company’s net loss to be approximately $1,500 higher (or lower).

TASMAN METALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED AUGUST 31, 2015, 2014 AND 2013
(Expressed in Canadian Dollars)

11.	Financial Instruments and Risk Management (continued)

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

12.	Supplemental Cash Flow Information

Non-cash activities were conducted by the Company as follows:

	2015 $	2014 $	2013 $

Operating activity
(Decrease) increase in accounts payable and accrued liabilities	(762,927)	734,818	111,437
Financing activities
Issuance of common shares	-	104,420	190,000
Share issue costs	-	(228,388)	-
Share-based payments reserve	-	228,388	(164,500)
	-	104,420	25,500
Investing activities
Additions to exploration and evaluation assets	762,927	(839,238)	(136,937)

13.	Event after the Reporting Period

Subsequent to August 31, 2015 share options to purchase 50,000 common shares and 25,000 common shares at exercise prices of $1.40 and $1.44 per share, respectively, expired without exercise.

Exhibit Number	Description

1.1*	Certificate of Amalgamation
1.2*	Amalgamation Application and Notice of Articles
1.3**	Articles dated May 19, 2015
4.1***	Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd. dated October 1, 2010.
4.2****	Letter Agreement dated September 8, 2014, amending Management Agreement between Tasman Metals Ltd. and Sierra Peru Pty Ltd.
4.3	Tasman Metals Ltd. Amended and Restated Stock Option Plan dated May 19, 2015
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics
12.1	Certificate of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act
12.2	Certificate of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act
13.1	Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of D&H Group LLP, Chartered Accountants
15.2*****	Audit Committee Charter

* Previously filed as an exhibit to the registrant’s Registration Statement on Form 8-A, File No. 001-35307, filed with the Securities and Exchange Commission on September 27, 2011, and incorporated by reference herein.

** Incorporated by reference to Exhibit 99.1 in the registrant’s Form 6-K, File No. 001-35307, filed with the Securities and Exchange Commission on May 21, 2015.

*** Incorporated by reference to Exhibit 4.1 in the registrant’s Annual Report on Form 20-F, File No. 001-35307, filed with the Securities and Exchange Commission on November 27, 2013.

**** Incorporated by reference to Exhibit 4.2 in the registrant’s Annual Report on Form 20-F, File No. 001-35307, filed with the Securities and Exchange Commission on November 26, 2014.

***** Incorporated by reference to Exhibit 99.5 in the registrant’s Annual Report on Form 40-F, File No. 001-35307, filed with the Securities and Exchange Commission on December 28, 2011.